Form 20-F
period 2023-12-31
CASI Pharmaceuticals, Inc.
filed 2024-03-28
CIK 1962738

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

As of December 31, 2023, there were 13,378,175 shares of ordinary shares outstanding, par value US$0.0001 per share.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Acrotech” are to Acrotech Biopharma L.L.C.;
●	“ANDA” are to abbreviated new drug application;
●	“CASI”, “us”, “our Company”, “the Company”, “our” and “we” are to (I) CASI Pharmaceuticals, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“CASI Cayman”) and its subsidiaries after the Redomicile Merger, and (ii) CASI Pharmaceuticals, Inc., a Delaware corporation (“CASI Delaware”) and its subsidiaries prior to the Redomicile Merger, in each case as appropriate based on the context;
●	“CASI China” are to CASI Pharmaceuticals (China) Co., Ltd.;
●	“CASI Wuxi” are to CASI Pharmaceuticals (Wuxi) Co., Ltd.;
●	“CASI Biopharmaceuticals” are to CASI Biopharmaceuticals (WUXI) Co., Ltd;
●	“CASI Hong Kong” are to CASI Pharmaceuticals Co., Limited;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“CDE” are to the China Center for Drug Evaluation;
●	“cGMP” are to current Good Manufacturing Practice;
●	“CTA” are to the Clinical Trial Application;
●	“Companies Act” are to the Companies Act (As Revised) of the Cayman Islands;
●	“EMA” are to the European Medicines Agency;
●	“FDA” are to the U.S. Food and Drug Administration;
●	“IRB” are to institutional review board;
●	“Juventas” are to Juventas Cell Therapy Ltd.;
●	“NMPA” are to the PRC National Medical Products Administration;
●	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
●	“PAT” are to Precision Autoimmune Therapeutics, a company established under the laws of China, in which the Company holds an equity investment;
●	“Redomicile Merger” are to a merger between CASI Delaware and CASI Cayman for the purpose of CASI Delaware’s re-domiciliation from the State of Delaware of U.S. to the Cayman Islands, where CASI Delaware merged with and into CASI Cayman with CASI Cayman becoming the surviving entity and the successor issuer;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and
●	“Wuxi LP” are to Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership) (formerly known as Wuxi Jintou Huicun Investment Enterprise), a limited partnership organized under the laws of the People’s Republic of China.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act and of the U.S. Private Securities Litigations Reform Act of 1995.

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

Actual results could differ materially from those currently anticipated due to a number of factors, including: the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. FDA, EMA, NMPA, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products and our dependence on third parties; the risks related to our dependence on Juventas to partner with us to co-market CNCT19; risks related to the uncertainty in connection with the ongoing arbitration proceedings between us and Juventas with respect to Juventas’ purported termination of certain CNCT19 license agreements; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the success of a new manufacturing facility by CASI Wuxi. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.

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

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect we will be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report for the fiscal year ended December 31, 2023.

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

For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Auditor.”

Cash and Asset Transfer among the Company and its Subsidiaries

We provide funding to our subsidiaries from time to time through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the year ended December 31, 2023, we made funding of US$1.0 million through capital contributions to CASI Hong Kong, our newly incorporated Hong Kong subsidiary.

Our subsidiaries may pay dividends and make other distributions to us subject to satisfaction of applicable government filing and approval requirements. Such dividend or other distributions may be subject to limitations and certain tax consequences, a discussion on which is set forth below. For the year ended December 31, 2023, no dividends or other distributions were made by our subsidiaries.

We also pay service fees to our PRC subsidiaries pursuant to certain sales support service agreement and research and development support service agreement. For the year ended December 31 2023, we paid service fees of US$1.1 million to CASI China, one of our PRC subsidiaries. Under PRC tax laws and regulations, earning of our subsidiaries under such agreements are subject to a statutory tax rate of 25%.

In the year ended December 31, 2023, no assets other than cash were transferred through our organization.

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

CASI Delaware and CASI Cayman have never declared or paid dividends on its common stock or any other securities and we do not anticipate paying any dividends on our ordinary shares in the foreseeable future. We may rely on dividends from our subsidiaries in China to pay dividend and other distributions on our ordinary shares. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. In addition to applicable foreign exchange limitations, under the current regulatory regime in China, a PRC company may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations, and is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital, prior to any dividend distribution. In addition, a PRC company shall not distribute any profits in a given year until any losses from prior fiscal years have been offset.

Permission and Filing Procedures Required from the PRC Authorities with respect to the Operations of Our PRC Subsidiaries and Future offering in the US

As the date hereof, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations, including, among others, the Business License, the Drug Distribution License, the Drug Manufacturing Permit, the Clinical Trial Application with the NMPA, and the notification filing for international collaborative clinical trial or the application for international collaborative scientific research with the China Human Genetic Resources Administrative Office (“HGRAO”). We also work with our business partners which have obtained the requisite license and permits for their business collaboration with us, including among others the Import Drug Registration for product(s) we promote and distribute in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional permissions or approvals for our business operations. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business Operations in China — The legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations.”

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

To date, we have been engaged primarily in research and development activities. In the years ended December 31, 2021, 2022 and 2023, we had EVOMELA® sales totaling US$30.0 million, US$38.0 million and US$33.9 million, respectively.

We have experienced losses in each year since inception. Through December 31, 2023, we had an accumulated deficit of US$660.8 million. We expect that we will seek to raise capital to continue our operations and, although we have been successfully funded to date through the sales of our equity securities, our capital-raising efforts may not produce the funding needed to sustain our operations. If we are unable to obtain additional funding for operations, we may not be able to continue operations as proposed, requiring us to modify our business plan, curtail various aspects of our operations or cease operations. In any such event, investors may lose a portion or all of their investment.

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

We have established a cGMP injectable products manufacturing line in a state-owned industrial facility in Wuxi Huishan Economic Development Zone. The injectable products manufacturing line may fail for validation or to meet regulatory standards for authority’s inspection prior to the commercial manufacture. Our ability to establish and operate a manufacturing facility in China may be adversely affected by changes in Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, employee benefits and other matters. The success of CASI Wuxi also relies on our ability to make additional payments in the future, which is uncertain. Our plan may require us to obtain additional debt or equity financing, resulting in additional debt obligations, increased interest expense or dilution of equity ownership. If we are unable to establish a new manufacturing facility, purchase equipment, hire an adequate number of experienced personnel to support our manufacturing efforts or implement necessary process improvements, we may be unable to produce commercial materials or meet demand, if any should develop, for our product candidates. Any one of the factors cited above, or a combination of them, could result in unanticipated costs, which could materially and adversely affect our business and planned operations and earnings in China. In addition, our investment plan in connection with the operation of CASI Wuxi has been changed and remains subject to changes due to factors beyond our control, and our ability to make additional payments is subject to uncertainty, see “Risks replating Our Business — The success of CASI Wuxi is subject to uncertainty in our business plan and government regulatory actions. ”

The current capital and credit market conditions may adversely affect our access to capital, cost of capital, and ability to execute our business plan as scheduled.

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

On December 31, 2023, we had cash and cash equivalents of US$17.1 million, and short term investments of US$12.0 million. We may continue to seek additional capital through public or private financing or collaborative agreements in 2024 and beyond. Our operations require significant amounts of cash. We may be required to seek additional capital for the future growth and development of our business. We can give no assurance as to the availability of such additional capital or, if available, whether it would be on terms acceptable to us. If we are not successful in obtaining sufficient capital because we are unable to access the capital markets on favorable terms, it could reduce our research and development efforts and materially adversely affect our future growth, results of operations and financial results. There can be no assurance that we would be able to obtain any required financing on a timely basis or at all.

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

Our drug candidates could be delayed or fail to receive regulatory approval for many reasons, including:

●	failure to begin or complete clinical trials due to disagreements with regulatory authorities;
●	delays in subject enrollment or interruptions in clinical trial supplies or investigational product;
●	failure to demonstrate that a drug candidate is safe and effective or that a biologic candidate is safe, pure, and potent for its proposed indication;
●	failure of clinical trial results to meet the level of statistical significance required for approval;
●	reporting or data integrity issues related to our clinical trials;
●	disagreement with our interpretation of data from preclinical studies or clinical trials;
●	changes in approval policies or regulations that render our preclinical and clinical data insufficient for approval or require us to amend our clinical trial protocols;
●	regulatory requests for additional analyses, reports, data, nonclinical studies and clinical trials, or questions regarding interpretations of data and results and the emergence of new information regarding our drug or biologic candidates or other products;
●	regulatory orders new side effect warnings for existing therapies;
●	failure to satisfy regulatory conditions regarding endpoints, patient population, available therapies and other requirements for our clinical trials in order to support marketing approval on an accelerated basis or at all;
●	our failure to conduct a clinical trial in accordance with regulatory requirements or our clinical trial protocols; and
●	clinical sites, investigators or other participants in our clinical trials deviating from a trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial.

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

Our success in commercializing these drugs and biologics may be inhibited by a number of factors, including:

●	our inability to maintain good collaboration relationship with our partners;
●	our inability to obtain/maintain regulatory approvals;
●	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
●	the inability of sales personnel to obtain access to or educate physicians on the benefits of our products;
●	our lack of experience in manufacturing drugs for commercial sales;
●	our or our partners’ inability to secure widespread acceptance of our products from physicians, healthcare payors, patients and the medical community;
●	our ability to win tenders through the collective tender processes in which we decide to participate;
●	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines;
●	unforeseen costs and expenses associated with creating an independent sales and marketing organization;
●	generic and biosimilar competition; and
●	regulatory exclusivities or patents held by competitors that may inhibit our products’ entry to the market.

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

We are substantially dependent on the commercial success of EVOMELA®, FOLOTYN® and CNCT19. Our approved medical products may fail to achieve and maintain the degree of market acceptance and utilization by physicians, patients, third-party payors, and others in the medical community necessary for commercial success.

●	EVOMELA®

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

The government owned hospitals in China usually restrict the drug use outside the hospital formulary. Therefore, being listed in the hospital formulary is critical. In order to list in the hospital formulary, the Company must participate the provincial level tendering process. Winning the tendering does not guarantee the hospital listing. If we were unable to quickly add EVOMELA® to hospitals’ formulary, doctors and patients will have limited access to EVOMELA® through hospital pharmacies, and the demand for EVOMELA® and the revenues from EVOMELA® will be materially and adversely affected. On the other hand, patients are able to purchase EVOMELA® with a prescription from a physician from pharmacies if the product is not available in the hospital, however, the hospitals do not encourage such activities.

The introduction of a generic melphalan for injection product in China represents a significant business risk for EVOMELA®, potentially eroding its market share in the region. Generic medications, often priced more competitively than their branded counterparts, can quickly attract cost-conscious customers, institutions and healthcare providers, leading to a decrease in sales for the branded product. Furthermore, the situation is compounded by the news that another local company is in the process of registering its injectable melphalan, with a potential market launch in 2025. This impending competition not only threatens to further dilute EVOMELA®'s market presence but also intensifies the pressure on pricing and marketing strategies.

Additionally, we currently rely on a single source for our supply of EVOMELA® which has high risk of supply chain disruption. Early in the COVID-19 pandemic we experienced a disruption to our supply chain for EVOMELA®, and there can be no assurance that restrictions will not be imposed again. If suppliers refuse or are unable to provide products for any reason (including the occurrence of an event like the COVID-19 pandemic that makes delivery impractical), we would have to work with Acrotech, our current supplier, to negotiate an agreement with a substitute supplier, which would likely interrupt further manufacturing of EVOMELA®, cause delays or increase our costs.

●	FOLOTYN®

In July 2023, we entered into a tripartite assignment agreement with Mundipharma International Corporation Limited (“MICL”), Mundipharma Medical Company (“MMCo”) and Acrotech Biopharma Inc. (“Acrotech Inc.”), pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to us. We announced the first patient received FOLOTYN® treatment in China on February 15, 2024. We will continue to spend our time, resources and efforts on the commercialization of FOLOTYN® in China.

Securing reimbursement and hospital listings are key to our commercial success in China. The NRDL is updated annually through a negotiation process. While joining the NRDL pricing negotiations is optional, it typically leads to substantial price reductions. Our strategy does not include listing FOLOTYN® on the NRDL until a direct competitor's product is launched commercially. Consequently, our market reach will be restricted as only a limited segment of the Chinese population will be able to afford FOLOTYN® out of pocket.

In China, drugs not listed in a hospital's formulary are often restricted, making formulary inclusion essential. To achieve this, a company must successfully navigate the provincial tender process, though winning does not guarantee formulary listing. If FOLOTYN® is not promptly added to hospital formularies, its availability and demand, as well as revenue, could suffer significantly. While patients can technically obtain FOLOTYN® with a prescription at external pharmacies, hospitals discourage this practice.

We also currently rely on a single source for our supply of FOLOTYN® which has high risk of supply chain disruption. If suppliers refuse or are unable to provide products for any reason (including the occurrence of an event like the COVID-19 pandemic that makes delivery impractical), we would have to work with Acrotech, our current supplier, to negotiate an agreement with a substitute supplier, which would likely interrupt further manufacturing of FOLOTYN®, cause delays or increase our costs.

●	CNCT19 (Inaticabtagene Autoleucel)

On November 8, 2023, our partner Juventas, a China-based domestic company engaged in cell therapy, announced market approval for CNCT19 in China from NMPA. The Company acquired in June 2019 worldwide license and commercialization rights to CNCT19 from Juventas pursuant to certain Exclusive License Agreement, which provides that Juventas shall continue to be responsible for the clinical development and regulatory submission and maintenance of CNCT19 regulatory applications and we are responsible for the launch and commercial activities of CNCT19 under the direction of a joint steering committee. In September 2020, the Company and Juventas entered a Supplementary Agreement (together with the Exclusive License Agreement, collectively, “CNCT19 Agreements”), pursuant to which Juventas and the Company will jointly market CNCT19, including, but not limited to, establishing medical teams, developing medical strategies, conducting post-marketing clinical studies, establishing Standardized Cell Therapy Centers, establishing and training providers with respect to cell therapy, testing for cell therapy, and monitoring quality controls (cell collection and transfusion, etc.), and patient management (adverse reactions treatment, patients’ follow-up visits, and establishment of a database). The Company also will reimburse Juventas for a portion of Juventas’ marketing expenses as reviewed and approved by a joint commercial committee to be constituted. The Company will continue to be responsible for recruiting and establishing a sales team to commercialize CNCT19.

The affordability and accessibility of CNCT19, the lowest-priced CAR-T therapy in China, are significant barriers to its widespread adoption in a predominantly self-pay healthcare market. Despite its competitive pricing, the cost of RMB 999,000 may still be prohibitively high for many patients, limited further by the variability in health insurance coverage and the economic disparities across different regions of China. These factors collectively restrict the pool of eligible patients, as high out-of-pocket expenses, insufficient insurance reimbursement, and lack of financial support mechanisms make access to this potentially life-saving treatment challenging. Addressing these issues through strategic pricing, enhanced insurance partnerships, and the establishment of financial aid programs is crucial for improving the accessibility and uptake of CNCT19 among the target patient population. Another risk factor for CNCT19 is its exclusion from the NRDL in the foreseeable future, which poses a considerable barrier to its accessibility. The NRDL in China plays a crucial role in determining which drugs are more affordable to the general population through insurance coverage. Without inclusion in the NRDL, CNCT19's out-of-pocket cost for patients remains high, severely limiting its accessibility to only those who can afford it without financial assistance from public health insurance. This exclusion not only restricts the patient base able to benefit from this advanced therapy but also places CNCT19 at a competitive disadvantage compared to treatments that are covered by the NRDL. Consequently, strategies to mitigate this limitation might include advocating for policy changes, exploring alternative financing models, or implementing patient assistance programs to enhance access despite the lack of NRDL coverage.

The slow acceptance and awareness among doctors of new therapies like CNCT19 present significant risks to its market penetration and sales. Physicians’ hesitation, driven by the need for convincing efficacy, safety data, and familiarity with the treatment, can delay its integration into standard care practices. This challenge is compounded by the necessity for specialized training to administer such advanced therapies. Overcoming these barriers requires targeted educational efforts, dissemination of clinical trial results, and collaboration with key medical opinion leaders to foster a quicker adoption process and enhance CNCT19’s market presence.

The side effects of cell therapy like CNCT19 can elevate the risk of financial compensation claims, impacting the company financially and reputationally. Adverse reactions from patients may lead to increased legal and insurance costs, as well as the need for financial reserves for compensation, posing significant financial risks.

Juventas' limited manufacturing capacity restricts its ability to meet market demand, potentially capping revenue growth and market share. This limitation could result in supply shortages and loss of opportunities to competitors.

Juventas serving as the sole supplier and business partner for CNCT19 introduces a significant risk to the Company’s business strategy. Should Juventas refuse to carry out the Exclusive License Agreement and the Supplementary Agreement, it could severely disrupt the Company’s supply chain, impacting the availability of CNCT19 and, by extension, the Company’s ability to meet market demand. This dependency on a single entity for critical aspects of the business makes us vulnerable to operational and strategic risks, potentially leading to revenue loss, market share decline, and damage to stakeholder relationships.

We are involved in arbitration proceedings against Juventas in relation to Juventas’ purported termination of the CNCT19 Agreements.

On March 2, 2024, CASI received a notice from Juventas, which purported to terminate the CNCT19 Agreements based on certain alleged non-performance by CASI of its obligations under the CNCT19 Agreements in relation to the preparation for the commercialization of CNCT19. CASI responded to Juventas’ purported termination notice, noting that Juventas was not entitled to unilaterally terminate the CNCT19 Agreements and further demanding that Juventas cease any conduct that may constitute further breach of the CNCT19 Agreements and execute a written undertaking regarding compliance with the CNCT19 Agreements by March 13, 2024.  Juventas did not comply with CASI’s demands. On March 20, 2024, CASI submitted a Notice of Arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) against Juventas pursuant to the CNCT19 Agreements’ dispute resolution clauses, claiming that Juventas’ purported termination was invalid and that Juventas breached the CNCT19 Agreements and seeking, among other things, damages and injunctive reliefs. Together with the Notice of Arbitration, CASI also submitted an application for the appointment of an emergency arbitrator, seeking emergency injunctive reliefs. On the same day, Juventas also submitted a Notice of Arbitration at the HKIAC against CASI, alleging, among other things, that the CNCT19 Agreements were validly terminated and that CASI breached the CNCT19 Agreements. The HKIAC has appointed an emergency arbitrator in accordance with CASI’s application. The arbitration proceedings are ongoing. See “—” “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information – Legal Proceedings”.

The arbitration proceedings are in their early stages and the Company cannot predict right now the outcome of either of these proceedings. If we do not prevail in either of these proceedings completely or in part, or fail to reach a favorable settlement with Juventas, our plan with respect to the commercialization of CNCT 19 may be delayed or otherwise adversely impacted, which will in turn result in adverse impacts on our results of operations, financial condition and prospects

The success of CASI Wuxi is subject to uncertainty in our business plan and government regulatory actions.

In December 2018, together with our partner Wuxi LP, we established CASI Wuxi, to build and operate a manufacturing facility in the Wuxi Huishan Economic Development Zone in Jiangsu Province, China. We initially held 80% of the equity interests in CASI Wuxi and intended to invest, over time, US$80 million in CASI Wuxi. We have paid US$31 million in cash and transferred selected ANDAs. Wuxi LP held 20% of the equity interest in CASI Wuxi through its investment paid in RMB equivalent of US$20 million in cash in 2019.

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

CASI Wuxi is now operating a cGMP injectable products manufacturing line in a state-owned industrial facility in Wuxi Huishan Economic Development Zone. The injectable products manufacturing line may fail for validation or to meet regulatory standards for authority’s inspection prior to the commercial manufacture.

In December 2023, the Company entered into a series of agreements, including a capital reduction agreement, a long term borrowing agreement, and four guarantee agreements, with Wuxi LP, CASI China and CASI Wuxi, pursuant to which, (i) CASI Wuxi will reduce its registered capital and return to Wuxi LP the investment principal made by Wuxi LP in CASI Wuxi in the amount of

RMB134.2 million (equivalent to its original investment of US$20 million, the “Investment Principal”), together with certain investment return in the amount of RMB26.2 million to be paid in instalments, and Wuxi LP shall cease to be a shareholder of CASI Wuxi, (ii) Wuxi LP shall reinvest the Investment Principal into a three-year long term borrowing to CASI Wuxi (the “Long term borrowing”), which shall have a non-compounding annual interest rate of 4.05% and can, from the beginning date of the Long term borrowing term till the six month anniversary after the maturity of the Long term borrowing, be partially or fully converted into the equity interest of any subsidiaries of the Company at the conversion date fair value, solely at Wuxi LP’s discretion, and (iii) each of the Company and CASI China will provide irrevocable joint and several liability guarantees on the above-mentioned payment obligations. The term of the Long term borrowing will start on December 25, 2023 and end on December 31, 2026.

The provision allowing Wuxi LP to request immediate repayment of the long term borrowing if CASI Wuxi fails to generate revenue for certain threshold for each of the years during the term, which represents a significant liquidity risk for CASI. If Wuxi LP exercises this option, CASI would be required to allocate a substantial portion of its cash reserves or secure additional financing, which could severely impact its operational cash flow. Converting the investment principal into a three-year long term borrowing introduces uncertainties related to future equity dilution and financial stability.

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

If we are unable to obtain both adequate coverage and adequate reimbursement from third-party payers for our products before the competitor’s product launch, our revenues and prospects for profitability will suffer.

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

Dr. Wei-Wu He, our Chairman and CEO, is the founder and managing partner of Emerging Technology Partners, LLC (“ETP”), a life science focused venture fund, and its related investing entities. Dr. Wei-Wu He, together with ETP, holds 13.7% of the Company’s outstanding shares. To the extent we fail to appropriately deal with any such conflicts of interests, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have an adverse effect on our business, financial condition, results of operations, and cash flows.

We or the third parties upon whom we rely on may be adversely affected by epidemic outbreaks, earthquakes, tornadoes, hurricanes or other natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

We have the principal executive office in Beijing, China, through which substantially all of our operations are conducted, and an office in Rockville, Maryland, United States. We also rely and intend to rely on third parties, including our clinical research organizations, third party manufacturers, and certain other important vendors and consultants in China and in United States. The occurrence of one or more epidemic outbreaks such as Ebola, Zika, SARS-CoV, COVID-19, pandemic influenza or measles, natural disasters, such as tornadoes, hurricanes, fires, floods, hail storms and earthquakes, unusual weather conditions, terrorist attacks or disruptive political events in regions where we operate our business could adversely affect the operations of the third parties we rely on and our business, results of operations, financial condition and our prospects.

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

Failure of manufacturing facilities producing our product candidates to maintain regulatory approval could delay or otherwise hinder our ability to market our product candidates. Any manufacturer of our product candidates will be subject to applicable cGMP prescribed by the NMPA or other rules and regulations prescribed by the FDA and other foreign regulatory authorities. We and any of our collaborators may be unable to enter into or maintain relationships either domestically or abroad with manufacturers whose facilities and procedures comply or will continue to comply with cGMP and who are able to produce our products in accordance with applicable regulatory standards. Failure by a manufacturer of our products to comply with cGMP could result in significant time delays or our inability to obtain marketing approval or, should we have market approval, for such approval to continue. Changes in our manufacturers could require new product testing and facility compliance inspections. In the U.S., failure to comply with cGMP or other applicable legal requirements can lead to federal seizure of violated products, injunctive actions brought by the federal government, inability to export product, and potential criminal and civil liability on the part of a company and its officers and employees.

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

If we fail to comply with applicable anti-bribery laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations. We are obligated to adhere to anti-bribery laws in China that prohibit companies and intermediaries from offering payments to government officials to gain or retain business or any other undue advantage. Furthermore, even though our primary business operations are in China, we are also subject to the Foreign Corrupt Practices Act ("FCPA"). The FCPA prohibits us from making inappropriate payments to non-U.S. officials to obtain or retain business. While we have established policies and processes to guarantee compliance with anti-bribery legislation, we cannot ensure that our intermediaries, employees, or agents will abstain from engaging in bribery activities. Failure to comply with anti-bribery regulations could harm our operations and result in severe criminal and civil penalties, including fines, imprisonment, loss of export licenses, suspension of our ability to do business with the government, denial of government reimbursement for our products, and/or exclusion from participating in government healthcare programs. We may need to make additional changes or enhancements to our procedures, policies, and controls, as well as potentially enforce disciplinary measures and personnel changes, any of which may have a substantial negative effect on our business, financial position, operating performance, and liquidity. Furthermore, allegations of violating these laws may adversely impact our organization.

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

The process of obtaining regulatory approval from authorities such as the FDA and NMPA is highly uncertain and dependent on various factors, including the discretion of the regulatory bodies. Typically, such approvals take several years to acquire after the initiation of pre-clinical studies and clinical trials. However, they are typically granted within 12 to 18 months after the completion of regulatory submission of the NDA. Furthermore, regulatory approval policies, regulations, and the type and amount of clinical data required for approval may change during the development of a drug candidate and may differ among jurisdictions.

At present, we have secured IND approvals from the NMPA for two of our drug candidates, namely BI-1206 and CB-5339. Nevertheless, we cannot assure that we will receive regulatory approval for our other drug candidates that are already in existence or any drug candidates we may discover, acquire or license and seek to develop in the future. There are numerous reasons why our drug candidates may fail to obtain regulatory approval from the FDA, NMPA, EMA or other comparable regulatory bodies, including but not limited to:

●	Disagreement with the design or implementation of our clinical trials
●	Failure to demonstrate the safety, efficacy, and potency of our drug candidates for their proposed indication
●	Failure of our clinical trial results to meet the required level of statistical significance for approval
●	Failure of our clinical trial process to pass relevant Good Clinical Practice (GCP) inspections
●	Inability to demonstrate that the clinical benefits of a drug candidate outweigh its safety risks
●	Disagreement with our interpretation of data from pre-clinical studies or clinical trials
●	Insufficient data collected from clinical trials to support submissions for regulatory approval
●	Failure of our drug candidates to pass cGMP inspections during regulatory review or production

●	Failure of our clinical sites to pass audits by regulatory authorities, potentially invalidating our research data
●	Findings of deficiencies related to our manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies
●	Changes in approval policies or regulations that render our pre-clinical and clinical data insufficient for approval
●	Inability of our clinical trial process to keep up with scientific or technological advancements required by approval policies or regulations

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

The volatile price of our securities makes it difficult for investors to predict the value of their investments, to sell shares at a profit at any given time, or to plan purchases and sales in advance. CASI Delaware’s common stock price and our ordinary share price fluctuated from year-to-year and quarter-to-quarter. We expect that the trading price of our ordinary shares is likely to be highly volatile in response to a variety of factors that are beyond our control, such as:

●	our ability to maintain regulatory approval for EVOMELA® and FOLOTYN® , and obtain regulatory approval for our other product candidates;

●	issues in importation, marketing and sales of EVOMELA® and FOLOTYN®;
●	the outcome of our disputes with Juventas with respect to joint commercialization of CNCT19;
●	the success of CASI Wuxi to build and operate a manufacturing facility in China, and the capability of CASI Wuxi to generate revenue for certain threshold for each of the years during the term of the long term borrowing;
●	the clinical development of CNCT19, BI-1206, CB-5339 and CID-103;
●	publicity regarding actual or potential clinical test results relating to products under development by our competitors or us;
●	initiating, completing or analyzing, or a delay or failure in initiating, completing or analyzing, preclinical or clinical trials or animal trials or the design or results of these trials for products in development;
●	the entry into, or termination of, key agreements, including key commercial partner agreements;
●	the initiation of, material developments in, or conclusion of litigation to enforce or defend any of our intellectual property rights or defend against the intellectual property rights of others;
●	achievement or rejection of regulatory approvals for products in development by our competitors or us;
●	announcements of technological innovations or new commercial products by our competitors or us;
●	developments concerning our collaborations and supply chain;
●	regulatory developments in the United States and foreign countries;
●	economic or other crises and other external factors;
●	the loss of key employees;
●	period-to-period fluctuations in our revenues and other results of operations;
●	changes in financial estimates by securities analysts; or
●	publicity or activity involving possible future acquisitions, strategic investments, partnerships or alliances.

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

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

Risks Relating to Our Business Operations in China

We conduct substantially all of  our operations in China. Changes in international trade and economic policy by the U.S. and Chinese governments could have a material adverse effect on our business and operations.

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

As of the date hereof, we and our PRC subsidiaries (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority. On July 7, 2022, the CAC published the Guidelines for Data Export Security Assessment (《数据出境安全评估办法》) (the “Guidelines”), which took effect on September 1, 2022. Pursuant to the Guidelines, the data processor who intends to transfer certain important data or large volume of personal information outside of China shall complete a prior CAC-led data outbound transfer security assessment. However, as the Guidelines has just come into effect, there is no specific enforcement guidelines or interpretation for such security assessment, including what constitutes “important data,” or how to define “outbound transfer,” which results in uncertainties whether our business will be subject to such CAC-led assessment. For the data we accessed through or obtained from clinical trials, we have complied with the laws and regulations then-in-effect, and completed the registration with HGRAO, but it is unclear if we will be required to go through the CAC-led or CAC-involved security assessment or the current HGRAO registration procedure will be changed in the future. We will closely monitor and review any regulatory development and comply with any new approval or license requirement when necessary. If (i) we inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

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

Our China subsidiaries have cash and cash equivalents, and short term investments of RMB94.8 million, valued at US$13.4 million in U.S. dollars as of December 31, 2023. On a consolidated basis this balance accounts for 46% of our total cash and cash equivalents and short term investments. The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of RMB out of China. Control on payments out of China may restrict the ability of our China subsidiaries to remit RMB to us. Approval from China’s State Administration of Foreign Exchange (“SAFE”) and the People’s Bank of China (“PBOC”) may be required where RMB are to be converted into foreign currencies, including U.S. dollars, and approval from SAFE and the PBOC or their branches may be required where RMB are to be remitted out of China. Specifically, under the existing restrictions, without prior approval from SAFE and the PBOC, the cash balance of our China subsidiaries is not available to us for activities outside of China, including the support of our in-licensing efforts. Furthermore, because repatriation of funds requires the prior approval of SAFE and the PBOC, such repatriation could be delayed, restricted or limited.

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

We were incorporated in 1991, and in 2012, with new leadership, we shifted our business strategy to China and has since built an infrastructure in China that includes sales and marketing, medical affairs, regulatory and clinical development and in the foreseeable future, manufacturing. We are focused on acquiring, developing and commercializing products that augment our hematology oncology therapeutic focus as well as other areas of unmet medical need. We are executing our plan to become a biopharmaceutical leader by launching medicines in the greater China market, leveraging our China-based regulatory, clinical and commercial competencies and our global drug development expertise. The majority of our operations and activities are now located in China and are conducted primarily through two of our subsidiaries, CASI China and CASI Wuxi. In China, we have staff currently consists of 235 full-time employees which includes our commercial team of 150 hematology and oncology sales and marketing specialists based in China. We expect our operations in China to continue to grow.

In August 2012, we established CASI China, which is headquartered in Beijing with an office in Shanghai established in 2020. Among its activities, CASI China’s operations oversee the Company’s sales and marketing of EVOMELA® and FOLOTYN®, and the anticipated commercial activities of our pipeline products, technology transfer, local preclinical and clinical operation activities, as well as our NMPA regulatory activities. In addition, CASI China’s operations include business development activities and executive management activities, and our global management decisions are primarily being made out of CASI China where our executive team spends a significant amount of time.

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

In November 2023, CASI Wuxi obtained the Drug Manufacturing Permit from local NMPA. In December 2023, the Company entered into a series of agreements, including a capital reduction agreement, a long term borrowing agreement, and four guarantee agreements, with Wuxi LP, CASI China and CASI Wuxi, pursuant to which, (i) CASI Wuxi will reduce its registered capital and return to Wuxi LP the investment principal made by Wuxi LP in CASI Wuxi in the amount of RMB134.2 million (equivalent to its original investment of US$20 million, the “Investment Principal”), together with certain investment return in the amount of RMB26.2 million to be paid in instalments, and Wuxi LP shall cease to be a shareholder of CASI Wuxi, (ii) Wuxi LP shall reinvest the Investment Principal into a three-year long term borrowing to CASI Wuxi (the “Long term borrowing”), which shall have a non-compounding annual interest rate of 4.05% and can, from the beginning date of the Long term borrowing term till the six month anniversary after the maturity of the Long term borrowing, be partially or fully converted into the equity interest of any subsidiaries of the Company at the conversion date fair value, solely at Wuxi LP’s discretion, and (iii) each of the Company and CASI China will provide irrevocable joint and several liability guarantees on the above-mentioned payment obligations. The term of the Long term borrowing will start on December 25, 2023 and end on December 31, 2026. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Reliance on Third Parties — The success of CASI Wuxi is subject to uncertainty in our business plan and government regulatory actions.”

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

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relations session at https://www.casipharmaceuticals.com/investor-relations/.

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

In July 2023, we entered into a tripartite assignment agreement with MICL, MMCo and Acrotech Inc., pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to us. FOLOTYN® is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). This product was approved by both the US FDA and China’s NMPA for PTCL. We also entered into a supply agreement with Acrotech Inc. pursuant to which Acrotech Inc. will supply to the Company FOLOTYN® subject to terms and on the conditions. We announced the first patient received FOLOTYN® treatment in China on February 15, 2024. We will continue to spend our time, resources and efforts on the commercialization of FOLOTYN® in China.

In November 2023, the NMPA granted market approval for Juventas' investigational cell therapy, CNCT19, for the treatment of relapsed and refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) in China. CNCT19 is the first CD19-directed CAR-T product with Chinese independent intellectual property rights, making it a trailblazer in the Chinese biopharmaceutical landscape. It is also the first commercialized cell therapy product in China designed to treat B-ALL.

Core Product and Candidates In Hematology/Oncology

EVOMELA® (Melphalan for Injection) - Launched In China

EVOMELA® (Melphalan for Injection) is an intravenous formulation of melphalan commercialized by Acrotech (formally by Spectrum) in the multiple myeloma treatment setting in the United States, of which we have exclusive greater China rights. The EVOMELA® formulation avoids the use of propylene glycol, which is used as a co-solvent in other formulations of injectable melphalan. The use of Captisol in the EVOMELA® formulation improves the melphalan stability when reconstituted, allowing for longer preparation and infusion times. In August 2019, we launched EVOMELA® in China as its first commercial product. The NMPA required post-marketing study has completed and the clinical study report has been submitted for regulatory review.

FOLOTYN® (Pralatrexate) - Launched In China

FOLOTYN® (Pralatrexate) is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory PTCL. This product was approved by both the FDA and China’s NMPA for PTCL. The Company announced the first patient received FOLOTYN® treatment in China on February 15, 2024.

CNCT19 (Inaticabtagene Autoleucel)

In November 2023, The NMPA has granted market approval for Juventas' investigational cell therapy, CNCT19, for the treatment of relapsed and refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) in China. In June 2019, the Company acquired worldwide license and commercialization rights to CNCT19 from Juventas, a China-based domestic company engaged in cell therapy. Juventas continues to be responsible for the clinical development and regulatory submission and maintenance of CNCT19 regulatory applications and we are responsible for the launch and commercial activities of CNCT19 under the direction of a joint steering committee.

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

BI-1206 (anti-FcyRIIB antibody)

In October 2020, the Company entered into an exclusive licensing agreement with BioInvent International AB (“BioInvent”) for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated by BioInvent in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase 1/2a trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL).

CTA was approved by NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from HGRAO in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab with a single agent BI-1206 run in phase in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, select the Recommended Phase 2 Dose and assess early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the China Center for Drug Evaluation (“CDE”) in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022.

CB-5339 (VCP/p97inhibitor)

CB-5339 is a novel VCP/p97 inhibitor focused on valosin-containing protein (VCP)/p97 as a novel target in protein homeostasis, DNA damage response and other cellular stress pathways for therapeutic use in the treatment of patients with various malignancies. On March 21, 2021, we entered into an exclusive license with Cleave Therapeutics, Inc. (“Cleave”) for the development and commercialization of CB-5339 in mainland China, Hong Kong, Macau and Taiwan. On July 18, 2023, we entered into an assignment agreement with Cleave, pursuant to which we obtained the global intellectual property rights related to CB-5339. CB-5339, an oral second-generation, small molecule VCP/p97 inhibitor, has been evaluated in a Phase 1 clinical trial in patients with acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). We submitted the CB-5339 CTA application for the multiple myeloma indication in March 2022 and received approval from the NMPA in January 2023.

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

License and Distribution Agreements

EVOMELA® License Arrangements with Acrotech

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

FOLOTYN® (Pralatrexate) License Agreement with MICL, MMCo and Acrotech Inc.

On July 31, 2023, the Company entered into a tripartite assignment agreement (the “FOLOTYN® Assignment Agreement”) with MICL, MMCo and Acrotech Inc., pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to the Company.

In relation to the FOLOTYN® Assignment Agreement, the Company and MICL entered into a payment agreement (the “Payment Agreement”), pursuant to which the Company will pay MICL a total of US$ 12 million, including (i) a one-time payment of US$ 2 million which will be paid upon completion of the quality audit; (ii) a one time, non-refundable and non-creditable payment of US$ 2 million to be paid when the aggregate net sales of FOLOTYN® in China equals to or exceeds US$ 30,000,000, and (iii) in each calendar quarter, a one-time, non-refundable and non-creditable payment of an amount equal to 10% of net sales of FOLOTYN® in China in the preceding calendar quarter, until an aggregate amount of US$ 8 million is paid in such quarterly instalments. In the event that the Company has not paid the full amount of payment of US$10 million under (ii) and (iii) above (the “Deferred Payments”) on July 31, 2028, the remaining amount shall become immediately due and payable, unless the drug approval in China is not renewed by relevant regulatory authorities. The initial drug approval of FOLOTYN® in China is effective until August 2025 and the renewal of drug license is subject to satisfaction of certain requirements.

Concurrently with the execution of the FOLOTYN® Assignment Agreement and the Payment Agreement, the parties entered into certain other agreements in relation to the commercialization of FOLOTYN®, including a supply agreement entered into by and between the Company and Acrotech Inc., pursuant to which Acrotech Inc. will supply to the Company FOLOTYN® subject to terms and on the conditions set forth therein. The Company is obligated to pay Acrotech Inc. additional $750,000 in three instalments when certain conditions are met.

The Company announced the first patient received FOLOTYN® treatment in China on February 15, 2024. The Company will continue to spend time, resources and efforts on the commercialization of FOLOTYN® in China.

Distribution Agreement with China Resources Pharmaceutical Commercial Group International Trading Co., Ltd. (previously known as China Resources Guokang Pharmaceuticals Co., Ltd.)

In March 2019, the Company entered into a three-year exclusive distribution agreement with China Resources Pharmaceutical Commercial Group International Trading Co., Ltd. (“CRPCGIT”), to appoint CRPCGIT on an exclusive basis as its distributor to distribute EVOMELA® in the territory of China, subject to certain terms and conditions. The Company’s internal marketing and sales team are responsible for commercial activities, including, for example, direct interaction with therapeutic area experts, physicians, hospital centers and the generation of sales. The agreement was renewed in March 2022 for two years, and further extended in February 2024 for an additional three years.

Distribution Agreement with China National Medicines Corporation Ltd.

On December 6, 2023, the Company entered into an exclusive distribution agreement with China National Medicines Corporation Ltd. (“CNMC”) and CASI China. Under the terms of the Agreement, the Company appointed CNMC on an exclusive basis as its sole distributor for the sale of Pralatrexate for Injection (FOLOTYN®) in the territory of China during the term of one year, subject to certain terms and conditions. CNMC may appoint sub-distributors of its choice in furtherance of this goal provided that the Company has been notified in writing and received the due diligence or any other information of the sub-distributor as the Company requests. CASI China is authorized to coordinate and communicate with parties to the Agreement and provide supports for the performance of the Agreement.

Precision Autoimmune Therapeutics Co., Ltd., (previously known as Beijing Tianshi Tongda Pharmaceuticals Technology Co., Ltd)

In May 2022, the Company entered into a Sublicense Agreement (the “PAT Sublicense Agreement”) with PAT, a company established under the laws of China, pursuant to which the Company granted PAT an exclusive (subject to the commercialization and co-marketing rights), perpetual, worldwide license, with the right to freely grant further sublicenses subject to terms and conditions in the PAT Sublicense Agreement, for the investigational anti-CD38 monoclonal antibody TSK011010 licensed and controlled by the

Company from Black Belt Therapeutics Limited, in the treatment, prevention and diagnosis of autoimmune diseases, conditions and disorders in humans. Pursuant to the PAT Sublicense Agreement, PAT will make an upfront payment of US$10,000,000 equivalent in two equal instalments upon completion of its first and second financing, respectively, plus potential future payments or reimbursement of development and sales milestones and royalties to the Company.

Also in May 2022, CASI China entered into an agreement for the investment in PAT in the amount of RMB 20.0 million in cash during PAT’s first equity financing.

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

In September 2020, Juventas and its shareholders (including CASI Biopharmaceuticals, a subsidiary of the Company) agreed to certain terms and conditions required by a new third-party investor to facilitate the Series B financing of Juventas, pursuant to which the Company agreed to amend and supplement the original licensing agreement (the "Supplementary Agreement") by agreeing to pay Juventas certain percentage of net profits generated from commercial sales of CNCT19 in addition to the royalty fee payment calculated as a percentage of net sales. The Supplementary Agreement also specifies a minimum annual target net profit to be distributed to Juventas and certain other terms and obligations. In return, the Company obtained additional equity interests in Juventas.

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

In September 2022, CASI Biopharmaceuticals entered into an Equity Transfer Agreement with Shenzhen Jiadao Gongcheng Equity Investment Fund, LLP (“Jiadao Gongcheng”), pursuant to which CASI Biopharmaceuticals agreed to transfer its equity interest in Juventas to Jiadao Gongcheng in the amount of RMB 240.9 million (approximately US$33.9 million). The transaction was closed in November 2022, and the Exclusive License Agreement is still effective after this equity transfer.

The Company is currently involved in arbitration proceedings against Juventas in relation to Juventas’ purported termination of the CNCT19 Agreements. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information – Legal Proceedings” for further information.

BioInvent International AB

In October 2020, the Company entered into an exclusive licensing agreement with BioInvent for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase 1/2a trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). CTA was approved by NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from HGRAO in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab with a single agent BI-1206 run in phase in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, select the Recommended Phase 2 Dose and assess early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the CDE in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022.

Under the terms of the license agreement, BioInvent and CASI will develop BI-1206 in both hematological malignancies and solid tumors, with CASI responsible for commercialization in China and associated markets. CASI made a US$5.9 million upfront payment in November 2020 to BioInvent and will pay up to US$83 million in development and commercial milestone payments plus tiered royalties in the high-single to mid-double-digit range on net sales of BI-1206.

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

Cleave Therapeutics, Inc.

In March 2021, the Company entered into an exclusive license agreement (the “Cleave License Agreement”) with Cleave Therapeutics, Inc. (“Cleave”) for the development and commercialization of CB-5339, an oral novel VCP/p97 inhibitor, in both hematological malignancies and solid tumors, in mainland China, Hong Kong, Macau and Taiwan . Cleave is a clinical-stage biopharmaceutical company focused on valosin-containing protein (VCP)/p97 as a novel target in protein homeostasis, DNA damage response and other cellular stress pathways for therapeutic use in the treatment of patients with cancer.

CB-5339 has been evaluated by Cleave in a Phase 1 clinical trial in patients with acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). Under the terms of the agreement, the Company is responsible for development and commercialization in China and associated markets. The Company paid a US$5.5 million upfront payment to Cleave in 2021 and will pay up to US$74 million in development and commercial milestone payments plus tiered royalties in the high-single to mid-double-digit range on net sales of CB-5339. In conjunction with the license agreement, the Company made a US$5.5 million investment in Cleave through a convertible note.

On July 18, 2023, the Company entered into an assignment agreement with Cleave (the “Cleave Assignment Agreement”), pursuant to which the Company obtained the global intellectual property rights related to CB-5339. The Cleave Assignment Agreement also terminated and superseded the Cleave License Agreement for CB-5339 the Company previously entered into with Cleave. Pursuant to the Cleave Assignment Agreement and partially in exchange for the transfer of the global intellectual property rights for CB-5339 as well as all remaining CB-5339 drug substance and drug product to the Company and a repayment in the amount of USD $1 million to the Company, the Company agreed to the termination of that certain outstanding convertible promissory note issued by Cleave to the Company in 2021 with a principal amount of USD $5.5 million. Cleave is also eligible to receive up to US$66 million in commercial and sales milestone payments, plus a 2.5% royalty on net sales of CB-5339 and any other VCP/p97 inhibitor covered by the Cleave Assignment Agreement, in each case subject to the terms and on the conditions set forth in the Cleave Assignment Agreement.

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

Intellectual Property

We generally seek patent protection for our technology and product candidates in China, the United States, Canada and other key markets. The patent position of biopharmaceutical companies generally is highly uncertain and involves complex legal and factual questions. Our success will depend, in part, on whether we can: (i) obtain patents to protect our own products; (ii) obtain licenses to use the technologies of third parties, which may be protected by patents; (iii) protect our trade secrets and know-how; and (iv) operate without infringing the intellectual property and proprietary rights of others.

With regards to our commercial drug EVOMELA® licensed for greater China rights from our partner, we have acquired exclusive licenses to intellectual property to enable us to develop and continue to commercialize EVOMELA® in China.

With regards to our commercial drug FOLOTYN® licensed for China rights from our partner, we have acquired exclusive licenses to intellectual property to enable us to develop and continue to commercialize FOLOTYN® in China.

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

We currently own a number of registered trademarks and pending trademark applications for CASI, including our corporate logo and product name in China, the United States and other jurisdictions, and we are seeking further trademark protection for CASI, including our corporate logo, product name, and other marks in jurisdictions where available and appropriate.

We review and assess our portfolio on a regular basis to secure protection and to align our intellectual property strategy with our overall business strategy.

Sales and Marketing

We rely on third-party distributors to distribute our approved medicines. For example, we rely on sole third-party distributors to distribute our in-licensed approved medicines in China. Our ability to maintain and grow our business will depend on our ability to maintain an effective distribution channel that ensures the timely delivery of our medicines. We have long-standing business relationship with our sole distributor CRPCGIT for the in-licensed products EVOMELA®, and we newly established business relationship with a sole distributor CNMC for the in-licensed products FOLOTYN®.

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

CNCT19 faces promotional challenge, primarily due to the saturation of CAR-T clinical trials in China. The abundance of ongoing studies within this therapeutic area creates intense competition for eligible patients, making it increasingly difficult to find a sufficient number of self-paid patients.

FOLOTYN® currently enjoys a unique position in the market without direct competition, providing it a temporary advantage in terms of market share. However, the impending threat from local generic companies in China, which have already filed ANDA applications, looms large. These companies are poised to launch generic versions of FOLOTYN® as soon as its patent expires in China. The entry of generics is expected to lead to significant price reductions and a consequent erosion of FOLOTYN®'s market share, affecting its revenue stream.

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

This preclinical research should be conducted in compliance with the relevant regulatory guidelines issued by the NMPA. In particular, safety evaluation research must be conducted in compliance with China’s Good Laboratory Practice (GLP). To further clarify the GLP certification requirement, the NMPA issued the Administrative Measures for the Certification of Good Laboratory Practices for Non-clinical Laboratory Studies (《药物非临床研究质量管理规范认证管理办法》) on January 19, 2023, which took effect on July 1, 2023, and pursuant to such Administration Measures, the institutions intending to carry out non-clinical safety evaluation studies in China for the purpose of drug registration applications are required to apply for the certification of GLP. The GLP certificate is valid for 5 years. Any entity without such certification must engage a qualified third party to conduct non-clinical studies.

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

To accommodate with the upper-level governing laws’ requirements, the MOST promulgated the Implementing Rules of the Regulation on the Administration of Human Genetic Resources (《人类遗传资源管理条例实施细则》) on May 26, 2023, which took effect on July 1, 2023. The Implementing Rules provide specific requirements on the collection, preservation, utilization and providing human genetic resources out of China.

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

In the eight years since the inception of negotiated reimbursement under China’s Basic Medical Insurance (BMI) system, the NHSA has led 6 rounds of NRDL negotiations, with the latest held on December 13, 2023. During that time, a total of 485 drugs have been newly added to the NRDL, with 88% of those still enjoying market exclusivity, while many more remain in the top-two in terms of market share despite facing generic/biosimilar challenge. It’s clear that despite having a reputation for excessive price pressure, the NRDL continues to play a primary role in drug commercialization in China, and for many remains a sought-after avenue for pharma firms with the right product.

Including traditional Chinese medicines (TCMs), the NRDL now covers 3,088 products following the 2023 updates, including 1,698 western medicines. In 2023, a total of 143 drugs entered the price bidding and negotiation channels, with 121 securing coverage, on average success rate of 84.6%; the overall average price cut required for negotiated/price bidding entry was 61.7%, with the steepest cut at 92% (for Aureole Pharma's inhalable procaterol). In terms of enthusiasm for new drugs to enter the list, 40% of the first-time molecular approvals in 2023 entered the NRDL, down from the high of 69% seen in 2020. For those existing NRDL Listings that renewed in 2023, there was a notable reduction in pricing pressure with 70% maintaining their existing price, and for the remainder on average price cut of only 6.7%.

The NHSA’s NRDL negotiations are focused purely on payment capability at present. Despite being the national payor, the NHSA and the BMI system simply cannot cover the demands of all parties involved. The national government has long advocated for a diversified response to China’s healthcare needs, with the hope that development of the commercial insurance sector can provide support alongside the public system. The private sector contribution has certainly been expanding. According to the NHSA, in 2022, premiums generated in the commercial health insurance sector reached RMB 865.3 billion, while insurers paid out RMB 360 billion in compensation. Chinese citizens have also accumulated ‘life insurance’ product savings of over RMB 1.6 trillion, a form of private pension product that will reduces financial worries, unleashing consumption potential, and promoting economic development. A total of 21 private insurance companies are also involved in supporting the urban and rural major illness insurance schemes, providing reimbursement to over 70 million people in the last ten years.

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

The centralized volume-based procurement is open to all approved enterprises that manufacture drugs on the government-set procurement list in China. The NHSA organized nine rounds of volume-based procurement and tenders to this date. On November 6, 2023, the results of the ninth round of the volume-based procurement and tender were announced. All of the 41 listed products were successfully qualified to enter into a supply agreement with the group procurement organization and the average price reduction was 58%.

Regulations on PRC Company Law

The formation, operation and management of enterprises in the PRC are governed by the Company Law of the People’s Republic of China (《中华人民共和国公司法》) (the “Company Law”), which was promulgated by the Standing Committee of the NPC (NPCSC) on December 29, 1993, effective on July 1, 1994, and subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, respectively. The Company Law also applies to foreign-invested companies. On December 29, 2023, the NPCSC further amended the Company Law, and this amendment mainly improves, optimizes and streamlines the provisions with respect to the company’s establishment and dissolution, corporate governance, capitalization management, and accountability of controlling shareholders and management personnel, and further promotes company’s social responsibilities. This amendment will be effective from July 1, 2024 onwards.

In accordance with the current regulatory framework governing foreign-invested enterprises in China, China adopts a pre-access national treatment plus negative list management system for foreign-investments. Pursuant to the provisions of the Law of the People’s Republic of China on Foreign Investment (《中华人民共和国外商投资法》), foreign-invested enterprises engaging in investments in certain industries listed in the Special Administrative Measures for Foreign Investment Entry (Negative List) (2021 Version) (《外商投资准入特别管理措施（负面清单）(2021 年版)》) issued by the NDRC and the Ministry of Commerce on December 27, 2021, are required to adhere to the corresponding pre-investment approval procedures, while, foreign-investments in industries not listed in the Negative List are only required to comply with registration and filing procedures as outlined in the Measures for the Reporting of Foreign Investment Information  (《外商投资信息报告办法》), which were issued by the Ministry of Commerce and the State Administration for Market Supervision and Administration on December 30, 2019, and came into effect on January 1, 2020.

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

On February 24, 2023, the CSRC and other relevant government authorities promulgated the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises (《关于加强境内企业境外发行证券和上市相关保密和档案管理工作的规定》) (the “Provision on Confidentiality”), which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise provides or publicly discloses documents and materials involving state secrets and working secrets of national government authorities (the “State Confidential Information”) to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses State Confidential Information through its overseas listing entity, it shall report to the competent governmental department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. Domestic enterprises providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall complete the corresponding procedures pursuant to the relevant national regulations.

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

C.	Organizational Structure

Below set forth is an organization chart of CASI as of March 28, 2024:

D.	Property, Plant and Equipment

As of March 28, 2024, our principal executive offices are located in Beijing, China, consisting of approximately 1,300 square meters of leased office space, which serves as the center of our commercial as well as general administration functions. In addition to our principal executive offices, we also leased an office in Shanghai China, consisting of approximately 150 square meters, for regional commercial functions, and in Rockville, Maryland, consisting of approximately 4,100 square feet, for US’s business development and general administration functions. CASI Wuxi leased a workshop and office space of approximately 10,000 square meters. Our offices occupy an aggregate leased area of 11,450 square meters in China and 385 square meters in United States. The lessors of our offices are independent third parties, and we plan to renew these leases from time to time as needed. We believe that our facilities are adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

CASI Wuxi’s production workshop accounts for 60% of its leased area. While we have established a cGMP injectable products manufacturing line and obtained the Drug Distribution License and the Drug Manufacturing Permit, we are not yet approved by CDE to manufacture products and the manufacturing line has not been put to use.

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

We announced the first patient received FOLOTYN® treatment in China on February 15, 2024. FOLOTYN® (Pralatrexate) is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). This product was approved by both the FDA and China’s NMPA for PTCL.

The other core hematology/oncology assets in our pipeline include:

●	CNCT19 is an autologous CD19 CAR-T investigative product (“CNCT19”) being developed by our partner Juventas for which we have exclusive world-wide co-commercial and profit-sharing rights. CNCT19 is being developed as a potential treatment for patients with hematological malignancies which express CD19 including, B-cell acute lymphoblastic leukemia (“B-ALL”) and B-cell non-Hodgkin lymphoma (“B-NHL”). CNCT19 targets CD19, a B-cell surface protein widely expressed during all phases of B-cell development and a validated target for B-cell driven hematological malignancies. CD19 targeted CAR constructs from several different institutions have demonstrated consistently high antitumor efficacy in children and adults with relapsed B-cell acute lymphoblastic leukemia (B-ALL), chronic lymphocytic leukemia (CLL), and B-cell non-Hodgkin lymphoma (B-NHL). In November 2023, the NMPA has granted market approval for Juventas' investigational cell therapy, CNCT19, for the treatment of relapsed and refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) in China. The Company is currently involved in arbitration proceedings against Juventas in relation to Juventas’ purported termination of the CNCT19 Agreements. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for further information.
●	BI-1206 In October 2020, the Company entered into an exclusive licensing agreement with BioInvent for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase 1/2a trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). CTA was approved by NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from HGRAO in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab with a single agent BI-1206 run in phase in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, select the Recommended Phase 2 Dose and assess early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the China Center for Drug Evaluation (“CDE”) in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022.
●	CB-5339 is a novel VCP/p97 inhibitor focused on valosin-containing protein (VCP)/p97 as a novel target in protein homeostasis, DNA damage response and other cellular stress pathways for therapeutic use in the treatment of patients with various malignancies. On March 21, 2021, we entered into an exclusive license with Cleave for the development and commercialization of CB-5339 in mainland China, Hong Kong, Macau and Taiwan. On July 18, 2023, we entered into an assignment agreement with Cleave, pursuant to which we obtained the global intellectual property rights related to CB-5339. CB-5339, an oral second-generation, small molecule VCP/p97 inhibitor, has been evaluated in a Phase 1 clinical trial in patients with acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). We submitted the CB-5339 CTA application for the multiple myeloma indication in March 2022 and received approval from the NMPA in January 2023.

●	CID-103 is a full human IgG1 anti-CD38 monoclonal antibody recognizing a unique epitope that has demonstrated an encouraging preclinical efficacy and safety profile compared to other anti-CD38 monoclonal antibodies, and which we have exclusive global rights. CID-103 is being developed for the treatment of patients with multiple myeloma. The Phase 1 dose escalation and expansion study of CID-103, in patients with previously treated, relapsed or refractory multiple myeloma is closed to further accrual in France and the UK.
●	Thiotepa is a chemotherapeutic agent, which has multiple indications including use as a conditioning treatment for use prior to certain allogeneic haemopoietic stem cell transplants. Thiotepa has a long history of established use in the hematology/oncology setting. The Company is applying for generic registration and, subject to regulatory and marketing approvals.

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

In November 2023, CASI Wuxi obtained the Drug Manufacture Permit from local NMPA. In December 2023, the Company entered into a series of agreements, including a capital reduction agreement, a long term borrowing agreement, and four guarantee agreements, with Wuxi LP, CASI China and CASI Wuxi, pursuant to which, (i) CASI Wuxi will reduce its registered capital and return to Wuxi LP the investment principal made by Wuxi LP in CASI Wuxi in the amount of RMB134.2 million (equivalent to its original investment of US$20 million, the “Investment Principal”), together with certain investment return in the amount of RMB26.2 million to be paid in instalments, and Wuxi LP shall cease to be a shareholder of CASI Wuxi, (ii) Wuxi LP shall reinvest the Investment Principal into a three-year long term borrowing to CASI Wuxi (the “Long term borrowing”), which shall have a non-compounding annual interest rate of 4.05% and can, from the beginning date of the Long term borrowing term till the six month anniversary after the maturity of the Long term borrowing, be partially or fully converted into the equity interest of any subsidiaries of the Company at the conversion date fair value, solely at Wuxi LP’s discretion, and (iii) each of the Company and CASI China will provide irrevocable joint and several liability guarantees on the above-mentioned payment obligations. The term of the Long term borrowing will start on December 25, 2023 and end on December 31, 2026.

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

Supply and distribution of EVOMELA® and FOLOTYN®

We currently rely on a single source for the supply of both EVOMELA® and FOLOTYN®. The political and economic factors may affect the economies and financial markets of many countries, which may result in a period of economic slowdown or recessions. In such an event, our ability to continue to commercialize and expand distribution of EVOMELA® and FOLOTYN® could be adversely affected if the supplier refuses or is unable to provide products for any reason (including the occurrence of an event that makes delivery impractical). We would have to work with Acrotech to negotiate an agreement with a substitute supplier, which, assuming a substitute supplier was available, would likely interrupt the manufacturing of EVOMELA® and FOLOTYN®, cause supply chain delays and increase costs.

We rely on one single distributor, CRPCGIT for the distribution of EVOMELA® and CNMC for the distribution of FOLOTYN®. Our ability to maintain and grow our business will depend on our ability to maintain an effective distribution channel that ensures the timely delivery of our medicines. However, we have relatively limited control over our distributors, who may fail to distribute our drugs in the manner we contemplate. If price controls or other factors substantially reduce the margins our distributors can obtain through the resale of our medicines to hospitals, medical institutions and sub-distributors, they may terminate their relationship with us. While we believe alternative distributors are readily available, there is a risk that, if the distribution of our medicines is interrupted, our sales volumes and business prospects could be adversely affected.

Key Line Items of Our Results of Operations

Revenues

In the reporting period, we generated revenue primarily from the product sales. We also generated certain revenue from a sublicense agreement with PAT, and an equipment lease with Juventas.

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

General and Administrative Expenses. General and administrative expenses include compensation and other expenses related to executive, finance, business development and administrative personnel, professional services, investor relations and facilities, and amortization expense of acquired license right of FOLOTYN® before its launch.

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

Hong Kong

Our newly incorporated Hong Kong subsidiary is subject to profits tax in Hong Kong at the rate of 8.25%.

Critical Accounting Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, right of use (“ROU”) assets and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances (“triggering events”) indicate that the carrying amount of an asset or asset group may not be recoverable. We identify triggering events and performs impairment testing at asset group level which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As of December 31, 2023, our asset groups consist of manufacturing asset group and non-manufacturing asset group.

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

When identifying triggering events for the manufacturing asset group, the assessment of expected operating results associated with the use of asset group and changes in the industry conditions may represent a triggering event required critical estimates and judgments.

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

	Years Ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues:
Product sales	33,879	100.0	38,047	88.3	30,020	99.5
Sublicensing revenue from a related party	—	—	5,000	11.6	—	—
Lease income from a related party	—	—	60	0.1	148	0.5
Total revenues	33,879	100.0	43,107	100.0	30,168	100.0
Total costs of revenues	13,827	40.8	15,827	36.7	12,557	41.6
Gross Profit	20,052	59.2	27,280	63.3	17,611	58.4
Operating expenses (income):
Research and development	9,861	29.1	15,996	37.1	14,422	47.8
General and administrative	25,387	74.9	23,449	54.4	23,766	78.8
Selling and marketing	16,450	48.6	14,326	33.2	14,705	48.7
Other operating income	(6,366)	(18.8)	—	—	—	—
Acquired in-process research and development	—	—	—	—	6,555	21.7
Loss on disposal of long-lived assets	—	—	2,058	4.8	—	—
Foreign exchange gain	(200)	(0.6)	(3,241)	(7.5)	(321)	(1.1)
Impairment of intangible assets	—	—	8,724	20.2	—	—
Total operating expenses	45,132	133.2	61,312	142.2	59,127	196.0
Loss from operations	(25,080)	(74.0)	(34,032)	(78.9)	(41,516)	(137.6)
Non-operating income (expense):
Interest income, net	614	1.8	127	0.3	321	1.1
Other income	764	2.3	44	0.1	558	1.8
Change in fair value of investments	(581)	(1.7)	(8,895)	(20.6)	5,660	18.8
Gain from sale of an equity investment	—	—	5,325	12.4	—	—
Impairment loss of long-term investments	(2,009)	(5.9)	—	—	(865)	—
Loss before income tax benefit (expense) and share of net loss in an equity investee	(26,292)	(77.6)	(37,431)	(86.8)	(35,842)	(118.8)
Income tax benefit (expense)	81	0.2	(1,980)	(4.6)	—	—
Share of net loss in equity investee	(48)	(0.1)	(846)	(2.0)	—	—
Net loss	(26,259)	(77.5)	(40,257)	(93.4)	(35,842)	(118.8)

Revenues

Product Sales

Revenue was US$33.9 million for the year ended December 31, 2023, compared to US$38.0 million for the year ended December 31, 2022. Revenues decreased by 11% in the year ended December 31, 2023, as compared to same period in 2022. In 2023, the Company’s business faced a challenging external environment. The decrease of EVOMELA® sales was mainly attributable to the launch of an undifferentiated generic formulation of melphalan for injection product by a Chinese domestic manufacturer.

Revenue was US$38.0 million for the year ended December 31, 2022, compared to US$30.0 million for the year ended December 31, 2021. Revenues increased by 27% in the year ended December 31, 2022, as compared to same period in 2021 due to the continued growth in EVOMELA® sales.

Sublicensing revenue

Sublicensing revenue was nil for the year ended December 31, 2023.

In 2022, the Company received an upfront payment of US$5.0 million from PAT and recognized it as sublicensing revenue based on the sublicense agreement entered into between the Company and PAT in May 2022.

Lease Income

Lease income was nil for the year ended December 31, 2023.

Lease income was US$60,000 for the year ended December 31, 2022 compared to US$148,000 for the year ended December 31, 2021. This reduction was attributable to the termination of the leasing agreement upon sale of the underlying assets to Juventas in June 2022 (see Note 20).

Operating Expenses

Costs of Revenues

Costs of revenues were US$13.8 million for the year ended December 31, 2023, as compared to US$15.8 million for the year ended December 31, 2022, representing an decrease of 12.6%. The decrease of costs of revenues primarily resulted from the decreased sales of EVOMELA®. Costs of revenues as a percentage of EVOMELA® sales for 2023 and 2022 were 41% and 42%, respectively, which were stable.

Costs of revenues were US$15.8 million for the year ended December 31, 2022, as compared to US$12.6 million for the year ended December 31, 2021, representing an increase of 26%. The increase of costs of revenues primarily resulted from the increased sales of EVOMELA®. Costs of revenues as a percentage of EVOMELA® sales for 2021 and 2022 were both 42%, which were unchanged.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2023 were US$9.9 million, compared with US$16.0 million for the year ended December 31, 2022. The decrease in R&D expenses primarily due to decrease in CID-103 as we incurred less laboratory tests and decrease in the research and development costs of generic pharmaceuticals in Wuxi manufacturing facility.

Research and development expenses for the year ended December 31, 2022 were US$16.0 million, compared with US$14.4 million for the year ended December 31, 2021. The increase in R&D expenses primarily due to the development of CID-103 and BI-1206.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2023 were US$25.4 million, compared with US$23.4 million for the year ended December 31, 2022. The increase in general and administrative expenses was primarily attributable to incremental share-based compensation expense recognized due to the option modification in May 2023 amounted to US$2.2 million, and increased depreciation expense of US$1.2 million due to the full year depreciation expenses of CASI Wuxi’s leasehold improvement that started to depreciate in August 2022, offset by decrease of land vacancy fee of US$1.3 million in relation to the return of the Wuxi land use right.

General and administrative expenses for the year ended December 31, 2022 were US$23.4 million, compared with US$23.8 million for the year ended December 31, 2021. The decrease in general and administrative expenses was primarily due to the decrease in professional fees as we implemented strict cost controls measures in 2022.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2023, were US$16.5 million, compared with US$14.3 million for the year ended December 31, 2022. The increase was primarily due to increased travel and conference expenses incurred for our commercial activities after the Chinese health authority cancelled the stringent COVID-19 controlled measure in December 2022.

Selling and marketing expenses for the year ended December 31, 2022, were US$14.3 million, compared with US$14.7 million for the year ended December 31, 2021. The decrease was primarily due to less travel and conference activities in 2022 resulted from the COVID-19 controlled measure.

Other Operating Income

Other operating income for the year ended December 31, 2023, were US$6.4 million, mainly consisted of a US$4.4 million reimbursement from PAT for certain labor cost and certain preclinical and clinical service incurred in previous years, a US$1.3 million refund from Pharmathen Global BV with respect to the termination of the exclusive distribution license agreement of product Octreotide LAI, and a US$0.6 million reimbursement from ESTEVE for certain costs of clinical trials for the registration of Thiotepa in China.

There was no other operating income for the years ended December 31, 2022 and 2021.

Acquired in-process Research and Development Expenses

There was no acquired in-process R&D expenses for the years ended December 31, 2023 and 2022.

Acquired in-process R&D expenses for the year ended December 31, 2021 were US$6.6 million, consisted of the upfront payment of US$5.5 million to Cleave for the development of CB-5339 and milestone payments to Alesta of US$1.1 million for the development of CID-103.

Loss on disposal of assets

There was no gain or loss on disposal of assets for the years ended December 31, 2023 and 2021.

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

Foreign exchange gains

Foreign exchange gains for the year ended December 31, 2023 was US$0.2 million compared with US$3.2 million for the year ended December 31, 2022. The foreign exchange gains are primarily comprised of accounts receivable with CRPCGIT and USD denominated cash accounts that are held by our Chinese subsidiaries. The decrease is mainly due to that the exchange rate of RMB against USD fluctuated less than 2022.

Foreign exchange gains for the year ended December 31, 2022 was US$3.2 million compared with US$0.3 million for the year ended December 31, 2021. The foreign exchange gains are primarily comprised of accounts receivable with CRPCGIT and USD denominated cash accounts that are held by our Chinese subsidiaries.

Impairment of intangible assets

There was no impairment of intangible assets for the years ended December 31, 2023 and 2021.

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

Non-Operating Items

Interest Income, net

Interest income, net for the year ended December 31, 2023 was US$0.6 million compared with US$0.1 million for the year ended December 31, 2022. The increase in interest income, net was mainly due to our effective operation of funds and increased interest rate for cash and cash equivalents held in the U.S..

Interest income, net for the year ended December 31, 2022 was US$0.1 million compared with US$0.3 million for the year ended December 31, 2021. The decrease in interest income was mainly due to decreased average cash balance in 2022 compared to 2021.

Other income

Other income for the year ended December 31, 2023 was US$0.7 million, compared with US$44,000 for the year ended December 31, 2022. The increase was mainly attributable to a US$0.5 million income recognized from the repayment and termination of the convertible promissory note issued by Cleave to us, and a US$0.3 million government grant.

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

Change in fair value of investments

The change in fair value of investments for the years ended December 31, 2023, 2022 and 2021 was a loss of US$0.6 million, a loss of US$8.9 million and a gain of US$5.7 million, respectively. The changes represent gains or losses on the Company’s investments in equity securities and long-term investment. The changes were mainly consisted of the fluctuations in the market price of ordinary shares of two publicly traded companies invested by us; changes in 2022 also include a change in fair value of a convertible loan based on our best estimation by using the discounted cash flow method.

Gain from sale of an equity investment

The Company held an investment in the equity securities of Juventas. In September 2022, CASI Biopharmaceuticals entered into an Equity Transfer Agreement with Jiadao Gongcheng, pursuant to which CASI Biopharmaceuticals agreed to transfer its equity interest in Juventas to Jiadao Gongcheng in the amount of RMB 240.9 million (approximately US$33.9 million). The transaction was closed in November 2022, and the Company recognized a gain of RMB 35.3 million (approximately US$5.3 million), representing the difference between the selling price and the carrying amount of this investment.

Impairment loss of long-term investments

Impairment loss of long-term investments for the year ended December 31, 2023 was US$2.0 million relating to the investment in PAT.

The Company did not record any impairment loss of long-term investments during the year ended December 31, 2022.

Impairment loss of long-term investments for the year ended December 31, 2021 was US$865,000 relating to the investment in a privately held UK Company, Black Belt Tx.

Income tax expense

The Company had an income tax benefit of US$81,000, which was attributable to the difference between the income tax provision for the year ended December 31, 2022 and the final tax return.

In relation with gain from the sale of Juventas, CASI Biopharmaceuticals recognized income tax expense of US$2.0 million for the year ended December 31, 2022.

The Company did not record any income tax expenses during the years ended December 31, 2023 and 2021.

Share of net loss in equity investee

In May 2022, CASI China entered into an agreement for the investment in PAT in the amount of RMB 20.0 million (approximately US$3.0 million) in cash during PAT’s first equity financing. CASI China has paid all the consideration in June 2022. Upon consummation of such equity financing, CASI China will hold 15% equity interests of PAT and will hold one of the three board seats. According to the agreement, CASI China began to assume profit or loss of PAT from the date when agreement was signed and recognized losses of US$48,000 and US$0.8 million for the years ended December 31, 2023 and 2022, respectively.

The Company did not record any share of net loss in equity investee during the years ended December 31, 2021.

B.	Liquidity and Capital Resources

To date, the Company has only two products launched which generated limited revenue stream, and has been engaged in research and development activities for its pipeline products. As a result, the Company has incurred and expect to continue to incur operating losses in 2024 and the foreseeable future.

The Company will require significant additional funding to fund operations beyond the first quarter of 2024 until such time, if ever, it becomes profitable. The Company intends to augment its cash balances by pursuing other forms of capital infusion, including strategic alliances or collaborative development opportunities with organizations that have capabilities and/or products that are complementary to its capabilities and products in order to continue the development of its potential product candidates that they intend to pursue to commercialization. If the Company seeks strategic alliances, licenses, or other alternative arrangements, such as arrangements with collaborative partners or others, to raise further financing, it may need to relinquish rights to certain of its existing product candidates, or products they would otherwise seek to develop or commercialize on its own, or to license the rights to its product candidates on terms that are not favorable to it.

The Company will continue to seek to raise additional capital to fund its commercialization efforts, expansion of its operations, capital expenditure, research and development, and for the acquisition of new product candidates, if any. The Company intends to and is currently actively communicating to explore one or more of the following alternatives to raise additional capital:

●	raising bank loans;
●	selling additional equity securities;
●	out-licensing product candidates to one or more corporate partners;
●	in-licensing products to expand revenue streams;
●	completing an outright sale of non-priority assets; and/or
●	engaging in one or more strategic transactions.

The Company also will continue to manage its cash resources prudently and cost-effectively.

There can be no assurance that adequate additional financing under such arrangements will be available to the Company on terms that we deem acceptable, if at all. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result, or the equity securities may have rights, preferences, or privileges senior to those of the holders of our ordinary shares. If we fail to obtain additional capital when needed, we may be required to delay or scale back our commercialization efforts, advancement of the Acrotech products, or plans for other product candidates, if any.

Since its inception in 1991, the Company has incurred significant losses from operations and, as of December 31, 2023, has incurred an accumulated deficit of US$660.8 million. As of December 31, 2023, the Company had a balance of cash and cash equivalents of US$17.1 million, and short term investments of US$12.0 million. The Company believes that it has sufficient resources to fund its operations at least one year beyond the date that the audited consolidated financial statements are issued.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2022	2021
	US$	US$	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(19,967)	(21,088)	(26,842)
Net cash provided by (used in) investing activities	(9,673)	31,159	(20,691)
Net cash provided by (used in) financing activities	(907)	(3,267)	29,642
Effect of foreign exchange rate changes on cash and cash equivalents	518	1,604	(469)
Net increase (decrease) in cash and cash equivalents	(30,029)	8,408	(18,360)
Cash and cash equivalents at beginning of the year	47,112	38,704	57,064
Cash and cash equivalents at end of the year	17,083	47,112	38,704

Operating activities

Our net cash used in operating activities was US$20.0 million in 2023. The decrease of operating cash flow in amount of US$1.1 million compared to 2022 was mainly attributable to decreased research and development expenditures as we incurred less laboratory tests for our pipeline products and generic pharmaceuticals. In 2023, the principal items accounting for the difference between our net cash used in operating activities and our net loss of US$26.3 million, resulted from (i) adjustments for non-cash items totaled US$14.1 million, which mainly consisted of share-based compensation of US$7.2 million, depreciation and amortization expenses of US$3.7 million, and impairment of a long term investment of US$2.0 million, and partially offset by (ii) changes in operating assets and liabilities in the total amount of US$7.8 million.

Our net cash used in operating activities was US$21.1 million in 2022. In 2022, the principal items accounting for the difference between our net cash used in operating activities and our net loss of US$40.3 million, primarily resulted from (i) adjustment for non-cash items, mainly impairment of intangible assets of US$8.7 million, share-based compensation of US$7.0 million, loss on disposal of assets of US$2.1 million, and change in fair value of investments of US$8.9 million, partially offset by gain from disposal of long term investments of US$5.3 million, and partially offset by  (ii) changes in operating assets and liabilities, mainly including inventories of US$4.2 million and accounts receivable of US$3.2 million.

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

Investing activities

Net cash used in investing activities was US$9.7 million in 2023, which was primarily attributable to purchase of short term investments of US$51.8 million, and purchase of long lived assets of US$2.2 million, offset by proceeds from sales or maturity of short term investments of US$43.3 million, and proceeds of US$1.0 million from the repayment and termination of the convertible promissory note issued by Cleave to CASI.

Net cash provided by investing activities was US$31.2 million in 2022, which was primarily attributable to the sale of the equity investment in Juventas of US$33.9 million.

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

Financing activities

Net cash used in financing activities was US$0.9 million in 2023, which was attributable to the payment of dividends to Wuxi LP of US$0.7 million, and repurchase of our ordinary shares of US$0.3 million, and offset by proceeds from exercise of share options of US$0.1 million.

Net cash used in financing activities was US$3.3 million in 2022, which was attributable to the repurchase of common stock in 2022.

Net cash provided by financing activities was US$29.6 million in 2021, which was attributable to the proceeds from the sale of CASI Delaware’s common stock of US$32.5 million, partially offset by the stock issuance costs of US$2.0 million.

Capital Expenditures

We had capital expenditures of US$8.9 million, US$5.6 million and US$2.2 million in 2021, 2022 and 2023, respectively. In 2023, our capital expenditures were mainly used for purchase of the license right of FOLOTYN®. We intend to fund our future capital expenditures with our existing cash balance.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2023:

	Payments Due by Period
	Total	2024	2025	2026	2027	2028	Thereafter

	(US$ in thousands)
Contractual Obligations:
Lease obligations	2,582	727	505	388	350	350	262
Long term borrowing, dividends payable and interests payable	24,192	1,508	1,883	20,801	—	—	—

In conjunction with the FOLOTYN® Assignment Agreement and Payment Agreement entered into in July 2023, in addition to the $2 million upfront payment already paid in 2023, the Company is responsible for certain contingent Deferred Payments up to $10.0 million to MICL and certain contingent payment up to $750,000 to Acrotech Inc. As of December 31, 2023, none of these contingent payments are considered probable based on the uncertainties of the successful renewal of the drug license in China.

In conjunction with various license agreements entered into by the Company, the Company is responsible for certain milestones and royalty payments. The Company has no unrecognized obligations or commitments that are probable to be paid in relation with these certain milestones and royalty payments. Please see Note 21 for details in the consolidated financial statements and notes to consolidated financial statements included in this annual report.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

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

The following table summarizes our research and development expenses by product candidates for the year of 2023:

Year ended
December 31,
2023
(US$ in thousands)
CID‑103	3,190
BI‑1206	757
ANDAs	605
Generic pharmaceuticals	285
EVOMELA®	246
CB-5339	282
Thiotepa	194
Others	90
Unallocated research and development expenses
Labor cost	3,144
Depreciation and amortization	1,068
Total research and development expenses	9,861

D.	Trend Information

In 2023, the Company’s business faced a challenging external environment, and the launch of an undifferentiated generic formulation of melphalan for injection product by a Chinese domestic manufacture caused decrease of EVOMELA® sales. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — B. Operating Results — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Officer Appointees	Age	Position/Title
Wei-Wu He, Ph.D.	59	Chairman of the board of directors and CEO
Y. Alexander Wu, Ph.D.	61	Independent Director
Zhenbo Su	48	Independent Director
Thomas Folinsbee	57	Independent Director
Xuebo Zeng	39	Independent Director
Wei (Larry) Zhang	64	President and Principal Financial Officer
Alexander A. Zukiwski, MD	65	Global Chief Medical Officer
Hai Huang	55	Global Chief Commercial Officer
Chunhua Wang	52	Chief Operation Officer
Kun Qian	42	Global Controller
Wei Gao	42	General Counsel

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

Thomas Folinsbee. Mr. Folinsbee has over 25 years of experience as a financial and securities professional. He is the founder of Optivest Canada Ltd, a management consulting company focused on business development and investment research mandates for clients in the healthcare industry. Mr. Folinsbee was previously the director of corporate development for 3Sbio Inc. from 2009 to 2019. From 2017 to 2019, Mr. Folinsbee also served as independent director of Bison Capital Acquisition Corporation and was a member of the audit and compensation committees after the merger with Xynomic Pharmaceuticals.  From 2011 to 2016, he also worked for Hisanaga Seisakusho Co. Ltd., a Japanese manufacturing company. Before joining 3Sbio Inc., he also worked at Macquarie Equities, BNP Paribas and Optivest Systems Ltd. Mr. Folinsbee graduated in 1990 from McGill University with a bachelor of commerce degree concentrating in finance and international business and is CFA charter holder.

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

Hai Huang. Mr. Huang has been global chief commercial officer (executive vice president) of CASI since January 2024. Mr. Huang leads the development of CASI's global commercialization strategy, overseeing the establishment of a global business system, and managing market expansion and strategic business partnerships. Prior to joining us, Mr. Huang served as the chief executive officer of  Fosun Kite Biotechnology Co., Ltd. Mr. Huang worked with Pfizer China from 2016 to 2020, acting as general manager of essential business, chief marketing officer/vice president and then chief operating officer of essential business. From 2013 to 2016, Mr. Huang worked with Medtronic as a general manager of Diabetes BU for greater China region. From 2011 to 2013, Mr. Huang worked with Sanofi Aventis as a national sales leader of Diabetes BU. Mr. Huang joined Pfizer in 1997 and worked as sales director till 2010. Mr. Huang currently also holds positions as the Executive Director of the Shanghai CGT Special Committee and a member of the Shanghai Industry-Academia-Research Expert Group Committee. Mr. Huang received the Bi-MBA from Peking University and an undergraduate degree in Biochemistry from Lanzhou University.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid or accrued an aggregate of US$3.7 million in salary and bonus, and other benefits to directors and officers (including a former officer). We have set aside or accrued US$0.3 million to provide pension, retirement or other similar benefits to directors and officers (including a former officer), we also recognized share-based compensation expense of US$3.4 million in relation with our directors and officers (including a former officer). Our China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.

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

On May 12, 2023, the board of directors of the Company adopted certain restated and amended 2011 Long-term Incentive Plan and restated and amended 2021 Long-term Incentive Plan (collectively, the “Amended Plans”), pursuant to which the board of directors of the Company authorized certain downward adjustments to the exercise prices of 3,927,859 options issued to the Company’s directors, executive officers, other management members and employees and outstanding. As of March 21, 2024, there were a total of 188,132 ordinary shares remain available for issuance, and share options in respect of 3,938,564 ordinary shares under the Share Incentive Plans and the CEO Plan are outstanding, the weighted average exercise price of which is US$2.5.

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

Modification and Substitution of Awards. Subject to the terms and conditions of Stock Incentive Plans, the administrator may modify the terms of any outstanding awards. However, no modification of an award will, without the consent of the participant, alter or impair any of the participant’s rights or obligations under such award. Awards may, at the discretion of the administrator, be granted under the Share Incentive Plans in substitution for share options and other awards covering capital stock of another corporation which is merged into, consolidated with, or all or a substantial portion of the property or stock of which is acquired by, the company or one of its affiliates. The terms and conditions of the substitute awards so granted may vary from the terms and conditions set forth in the Stock Incentive Plans to such extent as the administrator may deem appropriate in order to conform, in whole or part, to the provisions of the awards in substitution for which they are granted. In the event of (a) a merger or consolidation to which the company is a party, or (b) a sale or exchange of all or substantially all of the company’s ordinary share for cash, securities or other property, the administrator shall take such actions, if any, as it deems necessary or appropriate to prevent the enlargement or diminishment of participants’ rights under the Share Incentive Plans and awards granted thereunder, and may, in its discretion, cause any award granted thereunder to be cancelled in consideration of a cash payment equal to the fair value of the cancelled award, as determined by the administrator in its discretion. The fair value of a share option will be deemed to be equal to the product of (x) the number of shares of ordinary share the share option covers (and has not previously been exercised) and (y) the excess, if any, of the fair market value of a share of ordinary share as of the date of cancellation over the exercise price of the share option.

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

The following table includes certain information with respect to the value of all unexercised options previously awarded to our directors and executive officers as of March 21, 2024.

	Ordinary Shares	Option	Option
	Underlying	Exercise	Expiration
Name and Principal Position	Options Granted	Price ($)	Date
Wei-Wu He, Ph.D.,	1,563,499	$1.93	4/6/2025~5/12/2033
Wei (Larry) Zhang,	330,000	$1.93	9/1/2028~5/12/2033
Zukiwski, Alexander Anthony, M.D.	176,000	$1.93	4/3/2027~5/12/2033
Hai Huang	250,000	$6.61	1/29/2024
Chunhua Wang	155,000	$1.93	3/19/2028~5/12/2033
Y. Alexander Wu, Ph.D.	*	$1.93	6/15/2031~5/12/2033
Kun Qian	*	$1.93	3/30/2032~5/12/2033
Wei Gao	*	$1.93	6/18/2031~5/12/2033
Thomas Folinsbee	*	$1.93	4/14/2033
Xuebo Zeng	*	$1.93	4/14/2033
Zhenbo Su	*	$1.93	4/14/2033

* Aggregate number of shares represented by all grants of options to the person account for less than 1% of our total outstanding ordinary shares.

As of March 21, 2024, other employees as a group hold 1,312,221 options to purchase ordinary shares of our Company, with exercise prices ranging from US$1.93 to US$42.7 per share.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. Our currently effective memorandums and articles of association (our “Memorandum and Articles”) provides that the minimum number of directors shall be three and the exact number of directors shall be determined from time to time by our board of directors.

A director is not required to hold any shares in our Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his or her interest at a board meeting. Subject to Nasdaq listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction, notwithstanding that he or she may be interested therein and if he or she does so, his or her vote shall be counted and he or she may be counted in the quorum at any meeting of directors at which any such contract or transaction or proposed contract or transaction is considered.

Our board of directors may exercise all the powers of our Company to raise or borrow money, and to mortgage or charge its undertaking, property, and assets (present or future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds, or other securities, whether outright or as collateral security for any debt, liability, or obligation of our Company or of any third party.

None of our directors has a service contract with us that provides for benefits upon termination of service.

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

Duties of Directors

Under Cayman Islands law, directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the company’s best interests. Directors must also exercise their powers only for a proper purpose. Directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our Company, our directors must ensure compliance with the Memorandum and Articles, as amended and/or restated from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. A shareholder may in certain circumstances have the right to seek damages in the name of our Company if a duty owed by our directors is breached.

Appointment and Removal of Directors

Our Memorandum and Articles provide that our directors may be appointed by ordinary resolution and removed by ordinary resolution. Our Memorandum and Articles also provide that our directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of directors, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of directors.

The office of a director shall be vacated if, amongst other things, such director (a) becomes prohibited by applicable law from being a director; (b) becomes bankrupt or makes any arrangement or composition with his or her creditors, (c) dies or is found to be or becomes of unsound mind, (d) resigns his or her office by notice in writing to the Company, (e) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (f) is removed from office pursuant to any other provision of our Memorandum and Articles.

Terms of Directors and Officers

A director shall hold office until such time as he or she resigns his or her office by notice in writing to the Company, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with our Memorandum and Articles.

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

See “A. Directors and Senior Management” for information on the period during which each of our directors and officers has held office.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 21, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0

D.	Employees

We had 176, 224 and 243 employees as of December 31, 2021, 2022 and 2023, respectively. The majority of our employees are located in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

As of December 31, 2023
Function:
Management and General Administration	31
Medical, Clinical and Registration	19
Commercial	150
Manufactory, Quality Control, Research and Development	43
Total	243

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 21, 2024 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 13,401,375 ordinary shares outstanding as of March 21, 2024.

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

	Amount and
	Nature of	Percentage of
	Beneficial	Ordinary Shares
	Ownership	Outstanding***
Directors and Officer Appointees:**
Wei-Wu He, Ph.D.(1)	2,957,891	20.4%
Y. Alexander Wu, Ph.D. (2)	*	*
Zhenbo Su(3)	*	*
Thomas Folinsbee(4)	*	*
Xuebo Zeng(5)	*	*
Wei (Larry) Zhang(6)	198,681	1.5%
Alexander A. Zukiwski, MD(7)	*	*
Chunhua Wang(8)	*	*
Hai Huang(9)	—	—
Kun Qian(10)	*	*
Wei Gao(11)	*	*
All Directors and Officers as a Group	3,476,749	23.2%
Principal Shareholders:
Panacea and affiliated entities(12)	2,400,000	17.8%
Emerging Technology Partners, LLC(13)	1,097,341	8.2%
Sparkle Byte Limited(14)	1,019,852	7.6%
Wealth Strategy Holding Ltd(15)	908,788	6.8%
IDG-Accel China and affiliated entities(16)	853,879	6.4%

*	Less than 1% of our total outstanding shares.
**

Dr. Alexander A. Zukiwski, MD’s business address is 9620 Medical Center Drive, Suite 300, Rockville, MD 20850. The business address of all other directors and officers of CASI Cayman is 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road Chaoyang District, Beijing, 100025, People’s Republic of China.

*** None of the Company’s major shareholders have different voting rights than other holders of the Company’s ordinary shares.

(1)

Includes: (i) 687,051 ordinary shares held by Dr. He, (ii) 44,107 ordinary shares directly held by Emerging Technology Partners, LLC, (iii) 753,234 ordinary shares beneficially held by ETP Global Fund. L.P., (iv) 300,000 ordinary shares beneficially held by ETP BioHealth III Fund, L.P., (v) 50,000 ordinary shares beneficially owned by Huiying Memorial Foundation, and (vi) 1,123,499 ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2024. Beneficial ownership is based on the books and records of the Company and based in part on a seventh amendment to Schedule 13D filed on April 18, 2023. Emerging Technology Partners, LLC (“ETP”), a Delaware limited liability company, is the general partner of ETP Global Fund L.P. (“ETP Global”), a Delaware limited partnership. ETP also is the general partner of ETP BioHealth III Fund, L.P. (“ETP BioHealth”), a Delaware limited partnership. Dr. He is founder and managing partner of each of ETP and ETP Global. Huiying Memorial Foundation is a 501(c)(3) private family foundation and Dr. He is a member of the board of trustees and an officer of the Huiying Memorial Foundation. Dr. He does not participate in the investment decisions of the Foundation with respect to CASI’s ordinary shares and disclaims beneficial ownership of CASI’s ordinary shares held by Huiying Memorial Foundation.

(2)	Represents ordinary shares and ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2024.
(3)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2024.
(4)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2024.
(5)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2024.
(6)	Includes: (i) 2,015 ordinary shares and (ii) 196,666 ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2024.
(7)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2024.
(8)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2024.
(9)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2024.
(10)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2024.
(11)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2024.
(12)

Based on a Form 144 filed on March 15, 2024; a Form 144 filed on March 5, 2024; a Schedule 13G/A filed on January 26, 2024; a Schedule 13G/A filed on November 09, 2023; a Schedule 13G/A filed on June 23, 2023; a Schedule 13G filed on April 10, 2023, and the books and records of the Company, Panacea Innovation Limited, a company incorporated in Cayman Islands, is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., a company incorporated in Cayman Islands, which is the general partner of Panacea Venture Healthcare Fund II, L.P, a partnership organized under the laws of Cayman Islands. James Huang is the sole owner of Panacea Innovation Limited. Each person above mentioned has the shared voting power and dispositive power over the ordinary shares. Pursuant to the abovementioned Schedule 13G/As and Form 144s filed in the years of 2023 and 2024, since the date of our annual report on Form 20-F for the year ended December 31, 2022, Panacea and affiliated entities’ shareholding percentage increased from 9.2% to 17.8%.

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

(16)

Based on a Schedule 13D Amendment filed on February 21, 2023, and the books and records of the Company, the following persons have sole voting and dispositive power and shared voting and dispositive power over the shares: (i) IDG-Accel China Growth Fund III L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Growth”), (ii) IDG-Accel China III

Investors L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Investors”), (iii) IDG-Accel China Growth Fund III Associates L.P., an exempted Cayman Islands limited partnership and the sole general partner of IDG-Accel Growth (“IDG-Accel Associates”), (iv) IDG-Accel China Growth Fund GP III Associates, Ltd., an exempted Cayman Islands limited company (“IDG-Accel GP,” and collectively with IDG-Accel Growth, IDG-Accel Investors and IDG-Accel Associates, “IDG-Accel”), and the sole general partner of each of IDG-Accel Investors and IDG-Accel Associates, (v) Chi Sing Ho, an individual, and director and shareholder of IDG-Accel GP, and (vi) Quan Zhou, an individual, director and shareholder of IDG-Accel GP. The number of ordinary shares has been adjusted to reflect the expiration of certain warrants for purchase of our ordinary shares.]

To our knowledge, as of March 21, 2024, a total of 13,401,375 ordinary shares were held by 72 record holder in the United States. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with Entities under Control of Director and Officer

PAT

In May 2022, the Company entered into a Sublicense Agreement (the “PAT Sublicense Agreement”) with PAT, a company established under the laws of China, pursuant to which the Company granted PAT an exclusive (subject to the commercialization and co-marketing rights), perpetual, worldwide license, with the right to freely grant further sublicenses subject to terms and conditions in the PAT Sublicense Agreement, for the investigational anti-CD38 monoclonal antibody TSK011010 licensed and controlled by the Company from Black Belt Therapeutics Limited, in the treatment, prevention and diagnosis of autoimmune diseases, conditions and disorders in humans. Pursuant to the PAT Sublicense Agreement, (i) PAT will make an upfront payment of US$10.0 million equivalent in two equal instalments upon completion of its first and second financing, respectively, plus potential future payments or reimbursement of development and sales milestones and royalties to the Company; (ii) PAT shall reimburse the Company for certain labor cost incurred by the Company related to the assistance for the technology transfer, and certain cost associated with the preclinical and clinical service incurred by the Company. In the fourth quarter of 2022, PAT made the first initial payment of US$5.0 million to CASI China, and CASI China recognized it in revenue upon receipt of the payment.

In the fourth quarter of 2023, the two parties reached an alignment that PAT should reimburse the Company for an amount of US$4.4 million for certain labor cost and certain preclinical and clinical service, the Company recognized this amount in other operating income. The Company received US$3.9 million in 2023 and the remaining balance in amount of US$0.5 million included in receivable from a related party has been collected in January 2024.

Also in May 2022, CASI China entered into an agreement for the investment in PAT in the amount of RMB 20.0 million in cash during PAT’s first equity financing. According to the agreement, CASI China assumes profit or loss of PAT from the date when agreement was signed. For the years ended December 31, 2023 and 2022, CASI China recognized its share of loss of PAT amounted of $48,000 and $0.8 million, respectively. For the year ended December 31, 2023, CASI China also recognized an impairment loss of US$2.0 million relating to the investment in PAT.

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

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

CASI is subject in the normal course of business to various legal proceedings in which claims for monetary or other damages may be asserted.

CASI is currently involved in arbitration proceedings against Juventas in relation to Juventas’ purported termination of the CNCT19 Agreements, between the Company and Juventas with respect to the commercialization of Juventas’ cell therapy, Inaticabtagene Autoleucel (CNCT 19). On March 2, 2024, CASI received a notice from Juventas, which purported to terminate the CNCT19 Agreements. CASI responded to Juventas’ purported termination notice, noting that Juventas was not entitled to unilaterally terminate the CNCT19 Agreements and further demanding that Juventas cease any conduct that may constitute further breach of the CNCT19 Agreements and execute a written undertaking regarding compliance with the CNCT19 Agreements by March 13, 2024.  Juventas did not comply with CASI’s demands. On March 20, 2024, CASI submitted a Notice of Arbitration at the HKIAC against Juventas pursuant to the CNCT19 Agreements’ dispute resolution clauses, claiming that Juventas’ purported termination was invalid and that Juventas breached the CNCT19 Agreements and seeking, among other things, damages and injunctive reliefs. Together with the Notice of Arbitration, CASI also submitted an application for the appointment of an emergency arbitrator, seeking emergency injunctive reliefs. On the same day, Juventas also submitted a Notice of Arbitration at the HKIAC against CASI, alleging, among other things, that the CNCT19 Agreements were validly terminated and that CASI breached the CNCT19 Agreements. The HKIAC has appointed an emergency arbitrator in accordance with CASI’s application. The arbitration proceedings are ongoing.

Dividend Policy

While there are no restrictions (other than compliance with applicable laws) that limit our ability to pay dividends, CASI Delaware has not paid cash dividends on its common stock, and we have not paid, and do not currently intend to pay cash dividends on CASI Cayman’s ordinary shares in the foreseeable future. Our policy is to retain all earnings, if any, to provide funds for the operation and expansion of our business. Subject to the Amended Articles and certain requirements of Cayman Islands law, our board of directors has discretion on whether to distribute dividends and may consider factors such as our results of operations, financial condition, capital needs and acquisition strategy, among others, in making its determination. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.

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

The following are summaries of material provisions of our Memorandum and Articles and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company

Under our Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

General

All of our issued and outstanding ordinary shares have been issued credited as fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act and our Memorandum and Articles, as amended and restated from time to time. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our board of directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, provided that in no circumstances may the Company pay a dividend if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

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

Voting Rights

Each holder of ordinary shares is entitled to one vote for each share registered in his name on the register of members on all matters upon which the ordinary shares are entitled to vote on a poll. Voting on any resolution put to the vote at any meeting of shareholders is required to be by way of a poll and not on a show of hands. A poll shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold shares which carry in aggregate not less than one-third of the paid up voting share capital of the Company, present at the meeting. Although not required by the Companies Act or the Memorandum and Articles, the Company expects to hold shareholders’ meetings from time to time and such meetings may be convened by the Company’s board of directors on its own initiative or upon a request to the directors by shareholders holding share which carry in aggregate not less than one-third of all votes attaching to the Company’s issued shares that carry the right to vote at general meetings. A general meeting may also be called by the chairperson of the board of directors of the Company. Advance notice of at least seven calendar days is required for the convening of the Company’s annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes which are cast by those shareholders who, being entitled to do so, vote at a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes which are cast by those shareholders who, being entitled to do so, vote at a general meeting.

Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of the Company, as permitted by the Companies Act and the Memorandum and Articles. A special resolution will be required for important matters such as change of name or making changes to the memorandum and articles of association of the Company.

Transfer of Ordinary Shares

Subject to the restrictions of the Memorandum and Articles, as applicable, any of the Company’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by the Company’s board of directors.

Subject to the Nasdaq listing rules, the Company’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which the Company has a lien. The Company’s directors may also decline to register any transfer of any ordinary share unless:

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

If the Company’s directors refuse to register a transfer they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal, including the relevant reason for such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the Company’s board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended and the register shall not be closed for more than 30 days in any calendar year.

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

Redemption, Repurchase and Surrender of Ordinary Shares

The Company may issue shares on terms that are subject to redemption, at the Company’s option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by the Company’s board of directors or by an ordinary resolution of the Company’s shareholders. The Company may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its board of directors or by the Company’s shareholders by ordinary resolution or are otherwise authorized by the Memorandum and Articles. Under the Companies Act, the redemption or repurchase of any share may be paid out of the Company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, the Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

Whenever the capital of our Company is divided into different classes, the rights attached to any such class of shares (subject to any rights or restrictions for the time being attached to any class) may be materially and adversely varied either with the written consent of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records

Holders of the Company’s ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of the Company’s list of shareholders or its corporate records (save for the Memorandum and Articles, special resolutions and the register of mortgages and charges). However, the Company will provide its shareholders with annual audited financial statements.

Changes in Capital

The Company may from time to time by ordinary resolution:

●	increase its share capital by new shares of such amount as it thinks expedient;
●	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
●	sub-divide its existing shares, or any of them into shares of a smaller amount that is fixed by the Memorandum and Articles; and
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the Companies Act and confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, the Company may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Issuance of Additional Shares

Our Memorandum and Articles authorizes the Company’s board of directors to issue additional ordinary shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles authorizes the Company’s board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Appointment and Removal of Directors

Unless otherwise determined by our Company in a general meeting, our Memorandum and Articles provides that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

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

In addition, the office of any director shall be vacated if the director (i) becomes prohibited by applicable law from being a director, (ii) becomes bankrupt or makes any arrangement or composition with his creditors, (iii) dies or is found to be or becomes of unsound mind, (iv) resigns his office by notice in writing to the Company; (v) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board (excluding the absent director) resolves that his office be vacated; or (vi) is removed from office pursuant to any other provision of our Memorandum and Articles.

Proceedings of Board of Directors

Our Memorandum and Articles provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors then in office (save that if there is only one director, the quorum shall be one).

A director is not required to hold any shares in our Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company is required to declare the nature of his or her interest at a board meeting. Subject to Nasdaq listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction, notwithstanding that he or she may be interested therein and if he or she does so, his or her vote shall be counted and he or she may be counted in the quorum at any meeting of directors at which any such contract or transaction or proposed contract or transaction is considered.

Our Memorandum and Articles provide that the board may exercise all the powers of our Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

Exempted Company

The Company is an exempted company duly incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for certain exemptions and privileges, including (a) an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies, (b) an exempted company is not required to open its register of members for inspection, (c) an exempted company does not have to hold an annual general meeting, (d)  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands, (e) an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance), (f) an exempted company may register as a limited duration company and (g) an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement between a company and its members (or any class of them), or between the company and its creditors (or any class of them), provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Memorandum and Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our Company that are entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors are required to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles do not provide our shareholders with any right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings .

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Memorandum and Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, the office of any director shall be vacated if the director (i) becomes prohibited by applicable law from being a director, (ii) becomes bankrupt or makes any arrangement or composition with his creditors, (iii) dies or is found to be or becomes of unsound mind, (iv) resigns his office by notice in writing to the Company; (v) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board (excluding the absent director) resolves that his office be vacated; or (vi) is removed from office pursuant to any other provision of our Memorandum and Articles.

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

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, and any restructuring officer so appointed shall have such powers and carry out only such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court and subject to such terms as the court may impose. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Memorandum and Articles, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our Company is unable to pay its debts as they fall due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, whenever our share capital is divided into different classes, the rights attached to any class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely be varied either with the written consent of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act, our Memorandum and Articles may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange.”

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

“Effectively connected” gains are taxed on a net income basis in the same manner as if a Non-U.S. Holder were a U.S. person. “Effectively connected” gains recognized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower applicable treaty rate. An individual Non-U.S. holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of sale or other disposition of our ordinary shares will generally be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses (subject to any applicable tax treaty).

We do not believe that we are or that we or CASI Delaware have been, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our ordinary shares to a “foreign financial institution” (as specifically defined in the Code), unless such foreign financial institution (i) enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. Accordingly, the entity through which our ordinary shares are held will affect the determination of whether such withholding is required. Similarly, a 30% United States withholding tax may apply to dividends paid on our ordinary shares to a “non-financial foreign entity” (as specifically defined in the Code) that does not qualify under certain exemptions, unless such entity either (i) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we, or the applicable withholding agent, will in turn provide to the Secretary of the Treasury. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Non-U.S. Holders—Distributions,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. We will not pay any additional amounts to holders in respect of any amounts withheld. Holders should consult their own tax advisors regarding these requirements and whether they may be relevant to ownership and disposition of our ordinary shares.

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

I.Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were an increase of 1.5%, an increase of 1.8%, and a decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

A.Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2023, we carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). Our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management (including our Principal Executive Officer and Principal Financial Officer) to allow timely decisions regarding required disclosures. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded these disclosure controls and procedures are effective as of December 31, 2023.

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

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework 2013. Based on our assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents aggregate fees for professional services rendered by KPMG and its affiliates (“KPMG”) for the years ended December 31, 2022 and 2023.

KPMG

(US$ in thousands)	2022	2023
Audit fees	$755	$600
Audit-related fees	$—	$—
Tax fees	$19	$5
All Other Fees	$—	$—
Total	$774	$605

Services rendered by KPMG (for fiscal years 2023 and 2022) in connection with fees presented above were as follows:

Audit Fees

The Company incurred from KPMG audit fees of US$0.6 million in fiscal year 2023, for professional services rendered for the audit of the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

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

Audit-Related Fees

The Company did not incur audit-related fees in fiscal years 2023 or 2022.

Tax Fees

The Company incurred tax consulting service fees of US$5,000 and US$19,000 in fiscal year 2023 and 2022, respectively, for one of the Company’s subsidiary.

All Other Fees

The Company did not incur any other fees in fiscal years 2023 or 2022 from KPMG.

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

			Total Number of	Maximum Number
	Total		Shares Purchased as	of Shares that
	Number of	Average	Part of Publicly	May Yet Be
	Shares	Price Paid	Announced Plans or	Purchased Under the
	Purchased	Per Share (US$)	Programs	Plans or Programs
January 2023 (from January 3 to January 20)	136,118	$2.01	658,129	591,871

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system. We have ensured that our employees have full access to the basic knowledge and principles of information security, established a sound responding process and disposal mechanism for system security, external attacks and violations, and safeguarded the confidentiality of information and data of the enterprise, employees and customers, making sure information and data can only be obtained and used when necessary. By taking those actions, we have identified the cybersecurity risk management as a core task of our enterprise risk management system and been making efforts to make sure our overall risk assessment can sufficiently cover cybersecurity risks.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, principal financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, principal financial officer and cybersecurity officer.

At management level, our chief executive officer, principal financial officer and cybersecurity officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. These officers report to our board of directors on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of CASI Pharmaceuticals, Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document

1.1*	Updated Amended and Restated Memorandum and Articles of Association of the Registrant, effective March 21, 2022
2.1*	Registrant’s Updated Specimen Ordinary Share Certificate
2.2

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.2 to the Form 20-F filed on April 26, 2023)

4.1

CASI Pharmaceuticals, Inc. Amended and Restated 2011 Long Term Incentive Plan (previously filed with, and incorporated herein by reference to Exhibit 4.4 to a post-effective Amendment No.3 to Form S-8 filed on May 22, 2023 (File No. 333-222043-01))

4.2

CASI Pharmaceuticals, Inc. Amended and Restated 2021 Long Term Incentive Plan (previously filed with, and incorporated herein by reference to Exhibit 4.5 to a post-effective Amendement No.3 to Form S-8 filed on May 22, 2023 (File No. 333-222043-01))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form F-4 filed on January 31, 2023 (File No. 333- 269479))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-4 filed on January 31, 2023 (File No. 333- 269479))
4.5	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.1 to CASI Delaware’s Form 8-K filed on April 17, 2007)
4.6

First Amendment to Change in Control Agreement by and between CASI Pharmaceuticals, Inc.and Alexander Zukiwski (incorporated by reference to Exhibit 10.3 to CASI Delaware’s Form 8-K filed on December 10, 2021)

4.7

Employment Agreement by and between CASI Pharmaceuticals, Inc. and Alex Zukiwski, dated as of April 3, 2017 (incorporated by reference to Exhibit 10.1 to CASI Delaware’s Form 10-Q filed on August 14, 2017)

4.8++

License Agreement, dated as of September 17, 2014, by and between CASI Pharmaceuticals, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 of CASI Delaware’s Form 10-K filed on March 30, 2021)

4.9++

License Agreement, dated as of September 17, 2014, by and between CASI Pharmaceuticals, Inc. and Spectrum Pharmaceuticals Cayman, L.P. (incorporated by reference to Exhibit 10.5 of CASI Delaware’s Form 10-K filed on March 30, 2021)

4.10++

License Agreement, dated as of September 17, 2014, by and between CASI Pharmaceuticals, Inc. and Talon Therapeutics, Inc. (incorporated by reference to Exhibit 10.6 on CASI Delaware’s Form 10-K filed on March 30, 2021)

4.11

First Amendment to the Employment Agreement by and between CASI Pharmaceuticals, Inc. and Alexander Zukiwski, dated as of December 9, 2021 (incorporated by reference to Exhibit 10.1 on CASI Delaware’s Form 8-K filed on December 10, 2021)

4.12++

Asset Purchase Agreement dated as of January 26, 2018 by and between CASI Pharmaceuticals, Inc. and Sandoz Inc. (incorporated by reference to Exhibit 10.8 to CASI Delaware’s Form 10-K filed on March 30, 2021)

4.13

Memorandum of Understanding, dated November 16, 2018, by and between Management Committee of Wuxi Huishan Economic Development Zone and CASI Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.20 to CASI Delaware’s Form 10-K filed on March 29, 2019)

4.14

Investment Agreement, dated November 16, 2018, by and between Administrative Committee of Wuxi Huishan Economic Development Zone, Jiangsu Province and CASI Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.21 to CASI Delaware’s Form 10-K filed on March 29, 2019)

4.15

Supplementary Agreement, dated November 16, 2018, by and between Administrative Committee of Wuxi Huishan Economic Development Zone, Jiangsu Province and CASI Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.22 to CASI Delaware’s Form 10-K filed with on March 29, 2019)

4.16

Shareholders’ Agreement, dated November 16, 2018, between CASI Pharmaceuticals, Inc. and Wuxi Jintou Huicun Investment Enterprise (Limited Partnership) (incorporated by reference to Exhibit 10.23 to CASI Delaware’s Form 10-K filed on March 29, 2019)

4.17

Lease Contract, by and between Wuxi Huishan New City Life Science & Technology Industry Development Co., Ltd. and CASI Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.24 to CASI Delaware’s Form 10-K filed on March 29, 2019)

4.18

Joint Venture Contract on Establishment of CASI (Wuxi) Pharmaceuticals Co. Ltd. by and between CASI Pharmaceuticals, Inc. and Wuxi Jintou Huicun Investment Enterprise Limited Partnership, dated as of November 16, 2018 (incorporated by reference to Exhibit 10.25 to CASI Delaware’s Form 10-K filed on March 29, 2019)

4.19

Labor Contract, effective as of September 1, 2018, between CASI (Beijing) Pharmaceuticals, Inc. and Wei (Larry) Zhang (incorporated by reference to Exhibit 10.26 to CASI Delaware’s Form 10-K filed on March 29, 2019)

4.20++

Labor Contract Renewal Letter between CASI Pharmaceuticals (China) Co., Ltd. and Wei (Larry) Zhang dated August 31, 2021 (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on April 26, 2023)

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

4.29*++	Assignment Agreement dated July 18, 2023 by and between CASI Pharmaceuticals, Inc. and Cleave Therapeutics Inc.

4.30++

Exclusive Distribution Agreement, effective as of March 2, 2022, by and among CASI Pharmaceuticals, Inc, China Resources Guokang Pharmaceuticals Co., Ltd. and CASI (Beijing) Biopharmaceuticals Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.30 to the Form 20-F filed on April 26, 2023)

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

4.37*+++	Exclusive Distribution Agreement dated December 6, 2023 between CASI Pharmaceuticals, Inc., China National Medicines Corporation Ltd. and CASI Pharmaceuticals (China) Co., Ltd.
4.38*+++	Assignment Agreement dated July 31, 2023 by and between Acrotech Biopharma Inc., Mundipharma International Corporation Limited, Mundipharma Medical Company and CASI Pharmaceuticals, Inc.
4.39*+++	Amendment No. 1 to Assignment Agreement in respect of the territory of China dated July 31, 2023 between Acrotech Biopharma Inc. and CASI Pharmaceuticals, Inc
4.40*+++	Folotyn Supply Agreement dated as of July 31, 2023 between Acrotech Biopharma Inc. and CASI Pharmaceuticals, Inc.
4.41*+++	Folotyn Payment Agreement dated July 31, 2023 between Mundipharma International Corporation Limited and CASI Pharmaceuticals, Inc.
4.42*+++

Capital Reduction Agreement dated December 14, 2023 between CASI Pharmaceuticals (Wuxi) Co., Ltd., Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership), CASI Pharmaceuticals, Inc. and CASI Pharmaceuticals (China) Co., Ltd. (English Translation).

4.43*+++

Guarantee Contract dated December 14, 2023 between CASI Pharmaceuticals, Inc., Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership) and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation).

4.44*+++	Guarantee Contract dated December 14, 2023 between CASI Pharmaceuticals (China) Co., Ltd, Wuxi Huicheng Yuanda Investment Partnership and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation).
4.45*+++

Convertible Loan Agreement in respect of CASI Pharmaceuticals (Wuxi) Co., Ltd dated December 14, 2023 by and among Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership), CASI Pharmaceuticals (Wuxi) Co., Ltd., CASI Pharmaceuticals, Inc. and CASI Pharmaceuticals (China) Co., Ltd. (English Translation).

4.46*+++

Guarantee Contract dated December 14, 2023 among CASI Pharmaceuticals, Inc. Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership), and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation).

4.47*+++

Guarantee Contract dated December 14, 2023 among CASI Pharmaceuticals (China) Co., Ltd, Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership), and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation).

4.48*+++

Supplementary Agreement to the Exclusive Distribution Agreement entered February 28, 2024 by and between CASI Pharmaceuticals Inc., China Resources Pharmaceutical Commercial Group International Trading Co., Ltd., and CASI Pharmaceuticals (China) Co., Ltd.

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP
97.1*	Clawback Policy
101.INS*	Inline XBRL–Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
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

+++ Information in this exhibit identified by brackets has been redacted because it is not material and is the type that the Company treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei (Larry) Zhang
Name: Wei (Larry) Zhang
Title: President and Principal Financial Officer

Date: March 28, 2024

The following consolidated financial statements of CASI Pharmaceuticals, Inc. are included in Item 8:

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
CASI Pharmaceuticals, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CASI Pharmaceuticals, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

Assessment of impairment triggering events related to the manufacturing asset group

As discussed in Notes 2, 5, 6 and 7 to the consolidated financial statements, as of December 31, 2023, the Company had property, plant and equipment of $9,241, right of use assets of $2,392, and intangible assets subject to amortization of $1,839, a portion of which related to the manufacturing asset group. The Company reviews long-lived assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset or asset group may not be recoverable.

We identified the assessment of impairment triggering events related to the manufacturing asset group as a critical audit matter. The assessment of whether expected operating results associated with the use of the asset group and changes in the industry conditions represented a triggering event required a higher degree of subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal control related to the Company’s triggering events assessment. This included a control related to the Company’s process to identify and evaluate triggering events that indicate the carrying value of the manufacturing asset group may not be recoverable. We evaluated the Company’s identification of triggering events related to the assessment of expected operating results for the manufacturing asset group by comparing the expected operating results assessed by management with historical information and currently available public information. In addition, we evaluated the Company’s assessment of changes in industry conditions by comparing the changes in industry conditions assessed by management to industry outlook using data obtained from publicly available industry and market information.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Beijing, China
March 28, 2024

CASI Pharmaceuticals, Inc.

Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$17,083	$47,112
Investment in equity securities, at fair value	1,675	2,763
Short term investments	12,011	1,462
Accounts receivable	9,551	12,973
Receivable from a related party	587	—
Inventories	15,877	6,138
Prepaid expenses and other	2,560	2,975
Total current assets	59,344	73,423

Term deposit, non current	—	3,065
Property, plant and equipment, net	9,241	11,831
Intangible assets, net	1,839	1,063
Long-term investments	1,686	4,398
Right of use assets	2,392	1,398
Other assets	766	1,056
Total assets	$75,268	$96,234

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,438	$3,289
Accrued and other current liabilities	12,288	11,816
Income tax payable	—	1,900
Total current liabilities	16,726	17,005

Long term borrowing	18,895	—
Other liabilities	15,482	12,297
Total liabilities	51,103	29,302

Commitments and contingencies (Note 21)

Redeemable noncontrolling interest, at redemption value	—	22,358

Shareholders’ equity:
Ordinary shares, $0.0001 par value:
500,000,000 shares authorized
13,790,127 shares and 13,733,459 shares issued at December 31, 2023 and December 31, 2022, respectively;
13,378,175 shares and 13,457,625 shares outstanding at December 31, 2023 and December 31, 2022, respectively	1	1
Additional paid-in capital	695,785	691,766
Treasury shares, at cost: 411,952 shares and 275,834 shares held at December 31, 2023 and December 31, 2022, respectively	(9,604)	(9,330)
Accumulated other comprehensive loss	(1,200)	(703)
Accumulated deficit	(660,817)	(637,160)
Total shareholders’ equity	24,165	44,574
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	$75,268	$96,234

The accompanying notes are an integral part of these consolidated financial statements.

CASI Pharmaceuticals, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In USD thousands, except share and per share data)

	Years ended December 31,
	2023	2022	2021
Revenues:
Product sales	$33,879	$38,047	$30,020
Sublicensing revenue from a related party	—	5,000	—
Lease income from a related party	—	60	148
Total revenues	33,879	43,107	30,168

Total costs of revenues	13,827	15,827	12,557

Gross Profit	20,052	27,280	17,611

Operating expenses (income):
Research and development	9,861	15,996	14,422
General and administrative	25,387	23,449	23,701
Selling and marketing	16,450	14,326	14,705
Other operating income	(6,366)	—	—
Acquired in-process research and development	—	—	6,555
Loss on disposal of long-lived assets	—	2,058	65
Foreign exchange gain	(200)	(3,241)	(321)
Impairment of intangible assets	—	8,724	—
Total operating expenses	45,132	61,312	59,127

Loss from operations	(25,080)	(34,032)	(41,516)

Non-operating income (expense):
Interest income, net	614	127	321
Other income	764	44	558
Change in fair value of investments	(581)	(8,895)	5,660
Gain from sale of an equity investment	—	5,325	—
Impairment loss of long-term investments	(2,009)	—	(865)
Loss before income tax benefit (expense) and share of net loss in an equity investee	(26,292)	(37,431)	(35,842)
Income tax benefit (expense)	81	(1,980)	—
Net loss before share of net loss in an equity investee	(26,211)	(39,411)	(35,842)
Share of net loss in an equity investee	(48)	(846)	—
Net loss	(26,259)	(40,257)	(35,842)
Less:Loss attributable to redeemable noncontrolling interest	(2,602)	(8,740)	(700)
Accretion to redeemable noncontrolling interest redemption value	3,281	9,497	1,512
Deemed dividends to Wuxi LP	22	—	—
Net loss attributable to CASI Pharmaceuticals, Inc.	$(26,960)	$(41,014)	$(36,654)

Net loss per share (basic and diluted)	$(2.02)	$(3.01)	$(2.69)
Weighted average number of ordinary shares outstanding (basic and diluted)	13,360,185	13,647,455	13,610,441

Comprehensive loss:
Net loss	$(26,259)	$(40,257)	$(35,842)
Foreign currency translation adjustment	(1,118)	(4,513)	1,977
Total comprehensive loss	$(27,377)	$(44,770)	$(33,865)
Less: Comprehensive loss attributable to redeemable noncontrolling interest	(3,223)	(10,596)	(88)
Comprehensive loss attributable to ordinary shareholders	$(24,154)	$(34,174)	$(33,777)

The accompanying notes are an integral part of these consolidated financial statements.

CASI Pharmaceuticals, Inc.

Consolidated Statements of Shareholders’ Equity

(In USD thousands, except share data)

					Accumulated
			Additional		Other
	Ordinary Share		Paid-in	Treasury	Comprehensive	Accumulated
	Shares	Amount	Capital	Shares	Income (Loss)	Deficit	Total
Balance at December 31, 2020	12,394,271	$1	$659,485	$(8,034)	$589	$(570,501)	$81,540
Issuance of ordinary shares pursuant to financing agreements	1,585,365	—	32,500	—	—	—	32,500
Stock issuance costs	—	—	(2,019)	—	—	—	(2,019)
Share-based compensation expense, net of forfeitures	—	—	7,770	—	—	—	7,770
Foreign currency translation adjustment	—	—	—	—	1,365	—	1,365
Net loss attributable to CASI Pharmaceuticals, Inc.	—	—	(1,512)	—	—	(35,142)	(36,654)
Balance at December 31, 2021	13,979,636	$1	$696,224	$(8,034)	$1,954	$(605,643)	$84,502
Repurchase and retirement of ordinary shares	(522,011)	—	(1,971)	(1,296)	—	—	(3,267)
Share-based compensation expense, net of forfeitures	—	—	7,010	—	—	—	7,010
Foreign currency translation adjustment	—	—	—	—	(2,657)	—	(2,657)
Net loss attributable to CASI Pharmaceuticals, Inc.	—	—	(9,497)	—	—	(31,517)	(41,014)
Balance at December 31, 2022	13,457,625	$1	691,766	$(9,330)	$(703)	$(637,160)	$44,574
Repurchase of ordinary shares	(136,118)	—	(4)	(274)	—	—	(278)
Issuance of ordinary shares for options exercised	56,668	—	109	—	—	—	109
Share-based compensation expense, net of forfeitures	—	—	7,217	—	—	—	7,217
Foreign currency translation adjustment	—	—	—	—	(497)	—	(497)
Net loss attributable to CASI Pharmaceuticals, Inc.	—	—	(3,303)	—	—	(23,657)	(26,960)
Balance at December 31, 2023	13,378,175	$1	695,785	$(9,604)	$(1,200)	$(660,817)	$24,165

The accompanying notes are an integral part of these consolidated financial statements.

CASI Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(In USD thousands)

	Years Ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(26,259)	$(40,257)	$(35,842)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation for property, plant and equipment	2,454	1,212	468
Amortization of intangible assets	1,287	1,210	1,347
Reduction in the carrying amount of the right-of-use assets	988	1,189	1,280
Loss on disposal of long-lived assets	—	2,058	65
Impairment of intangible assets	—	8,724	—
Share-based compensation expense	7,217	7,010	7,770
Acquired in-process research and development	—	—	6,555
Government grant as a result of loan forgiveness	—	—	(472)
Change in fair value of investments	581	8,895	(5,660)
Share of net loss of an equity investee	48	846	—
Gain from extinguishment of investment in a convertible loan	(474)	—	—
Gain from sale of an equity investment	—	(5,325)	—
Impairment loss of long-term investments	2,009	—	865
Changes in operating assets and liabilities:
Accounts receivable	3,422	(3,170)	(5,158)
Receivable from a related party	(587)	—	—
Inventories	(9,739)	(4,231)	(551)
Prepaid expenses and other	701	(1,383)	(1,303)
Accounts payable	1,149	1,066	1,491
Accrued liabilities and other liabilities	(876)	(912)	2,303
Income tax payable	(1,888)	1,980	—
Net cash used in operating activities	(19,967)	(21,088)	(26,842)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment	—	138	10
Purchases of property, plant and equipment	(204)	(5,612)	(8,945)
Proceeds from sales of equity securities in MaxCyte and BioInvent	—	3,731	—
Receipt from sales of equity investment in Juventas	—	33,891	—
Cash paid to acquire equity investment in Precision Autoimmune Therapeutics Co., Ltd.	—	(2,898)	—
Purchase of short term investments and term deposits	(51,754)	(4,527)	—
Proceeds from sales or maturity of short term investments and term deposits	43,322	—	—
Receipt from government for return of Wuxi land use right	—	6,436	—
Purchase of intangible asset	(2,037)	—	—
Proceeds from extinguishment of investment in a convertible loan	1,000	—	—
Cash paid to acquire in-process research and development	—	—	(6,555)
Cash paid to acquire convertible loan in Black Belt Tx Limited	—	—	(86)
Receipt of repayment of Black Belt convertible note	—	—	172
Cash paid to acquire convertible loan in Alesta Tx	—	—	(261)
Cash paid to acquire convertible loan in Cleave	—	—	(5,500)
Receipt of government grants related to land use right	—	—	474
Net cash provided by (used in) investing activities	(9,673)	31,159	(20,691)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	—	4,001	709
Repayment of bank borrowings	—	(4,001)	(1,548)
Dividend payment to Wuxi LP	(738)	—	—
Repurchase of ordinary shares	(278)	(3,267)	—
Stock issuance costs	—	—	(2,019)
Proceeds from sale of ordinary shares	—	—	32,500
Proceeds from exercise of share options	109	—	—
Net cash provided by (used in) financing activities	(907)	(3,267)	29,642

Effect of exchange rate change on cash and cash equivalents	518	1,604	(469)
Net increase (decrease) in cash and cash equivalents	(30,029)	8,408	(18,360)
Cash and cash equivalents at beginning of year	47,112	38,704	57,064
Cash and cash equivalents at end of year	17,083	47,112	38,704

Supplemental disclosure of cash flow information:
Interest paid	—	62	42
Income taxes paid	1,807	—	—

Non-cash investing and financing activities:
Payables related to property, plant and equipment	99	44	3,288
Exchange of redeemable noncontrolling interest to long term borrowing (Note 12)	18,895	—	—
Government grant as a result of loan forgiveness	—	—	472

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

On July 31, 2023, the Company entered into a tripartite assignment agreement (the “FOLOTYN® Assignment Agreement”) with Mundipharma International Corporation Limited (“MICL”), Mundipharma Medical Company (“MMCo”) and Acrotech Biopharma Inc. (“Acrotech Inc.”), pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to the Company. FOLOTYN® (Pralatrexate) is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). This product was approved by both the FDA and China’s NMPA for PTCL. The Company announced the first patient received FOLOTYN® treatment in China on February 15, 2024.

The other core hematology/oncology assets in the Company’s pipeline include:

•

CNCT19 is an autologous CD19 CAR-T investigative product (“CNCT19”) being developed by the Company’s partner Juventas for which it has exclusive worldwide co-commercial and profit-sharing rights. CNCT19 is being developed as a potential treatment for patients with hematological malignancies which express CD19 including, B-cell acute lymphoblastic leukemia (“B-ALL”) and B-cell non-Hodgkin lymphoma (“B-NHL”). CNCT19 targets CD19, a B-cell surface protein widely expressed during all phases of B-cell development and a validated target for B-cell driven hematological malignancies. CD19 targeted CAR constructs from several different institutions have demonstrated consistently high antitumor efficacy in children and adults with relapsed B-cell acute lymphoblastic leukemia (B-ALL), chronic lymphocytic leukemia (CLL), and B-cell non-Hodgkin lymphoma (B-NHL). In November 2023, The NMPA has granted market approval for Juventas' investigational cell therapy, CNCT19 (Inaticabtagene Autoleucel), for the treatment of relapsed and refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) in China.

•

BI-1206 In October 2020, the Company entered into an exclusive licensing agreement with BioInvent International AB (“BioInvent”) for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in Mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase 1/2a trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). CTA was approved by China NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from China Human Genetic Resources Administrative Office (“HGRAO”) in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab with a single agent BI-1206 run in phase in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, select the Recommended Phase 2 Dose and assess early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the China Center for Drug Evaluation (“CDE”) in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022.

•

CB-5339 is a novel VCP/p97 inhibitor focused on valosin-containing protein (VCP)/p97 as a novel target in protein homeostasis, DNA damage response and other cellular stress pathways for therapeutic use in the treatment of patients with various malignancies. The Company entered into an exclusive license on March 21, 2021 with Cleave Therapeutics, Inc. (“Cleave”) for the development and commercialization of CB-5339 in Mainland China, Hong Kong, Macau and Taiwan. CB-5339, an oral second-generation, small molecule VCP/p97 inhibitor, has been evaluated in a Phase 1 clinical trial in patients with acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). The Company submitted the CB-5339 CTA application for the multiple myeloma indication in March 2022 and received approval from the NMPA in January 2023.

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

Liquidity and Capital Resources

Since its inception in 1991, the Company has incurred significant losses from operations and, as of December 31, 2023, has incurred an accumulated deficit of $660.8 million.

The Company believes that it has sufficient resources to fund its operations at least one year beyond the date that the consolidated financial statements are issued. As of December 31, 2023, the Company had a balance of cash and cash equivalents of $17.1 million, short term investments of $12.0 million, of which $14.4 million was held in the financial institutions in the mainland China and Hong Kong. The Company intends to continue to exercise tight controls over operating expenditures and will continue to pursue opportunities, as required, to raise additional capital and will also actively pursue non- or less-dilutive capital raising arrangements or opportunities.

License and Distribution Agreements

EVOMELA® License Arrangements with Acrotech

The Company has product rights and perpetual exclusive licenses from Acrotech Biopharma L.L.C. to develop and commercialize its commercial product EVOMELA® (Melphalan Hydrochloride For Injection) in the greater China region (which includes Mainland China, Taiwan, Hong Kong and Macau). As well the Company had similar rights to assets ZEVALIN® (Ibritumomab Tiuxetan) and MARQIBO® (Vincristine Sulfate Liposome Injection). The exclusive licenses held by the Company were originally licensed from Spectrum Pharmaceuticals Cayman, LP Inc. (“Spectrum”), and Spectrum completed the sale of its portfolio of FDA-approved hematology/oncology products including EVOMELA® to Acrotech on March 1, 2019. On December 3, 2018, the Company received NMPA’s approval for importation, marketing and sales in China and in August 2019 the Company launched commercial sales EVOMELA® in China. The NMPA required EVOMELA® post-marketing study has been completed and the clinical study report has been submitted to CDE for review and comment. In May 2022, Acrotech and the Company agreed to terminate the license agreement with respect to MARQIBO® and ZEVALIN®.

FOLOTYN® (Pralatrexate) License Agreement with MICL, MMCo and Acrotech Inc.

On July 31, 2023, the Company entered into a tripartite assignment agreement (the “FOLOTYN® Assignment Agreement”) with MICL, MMCo and Acrotech Inc., pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to the Company.

In relation to the FOLOTYN® Assignment Agreement, the Company and MICL entered into a payment agreement (the “Payment Agreement”), pursuant to which the Company will pay MICL a total of US$ 12 million, including (i) a one-time payment of US$ 2 million which will be paid upon completion of the quality audit; (ii) a one time, non-refundable and non-creditable payment of US$ 2 million to be paid when the aggregate net sales of FOLOTYN® in China equals to or exceeds US$ 30,000,000, and (iii) in each calendar quarter, a one-time, non-refundable and non-creditable payment of an amount equal to 10% of net sales of FOLOTYN® in China in the preceding calendar quarter, until an aggregate amount of US$ 8 million is paid in such quarterly instalments. In the event that the Company has not paid the full amount of payment of US$10 million under (ii) and (iii) above (the “Deferred Payments”) on July 31, 2028, the remaining amount shall become immediately due and payable, unless the drug approval in China is not renewed by relevant regulatory authorities. The initial drug approval of FOLOTYN® in China is effective until August 2025 and the renewal of drug license is subject to satisfaction of certain requirements.

Concurrently with the execution of the FOLOTYN® Assignment Agreement and the Payment Agreement, the parties entered into certain other agreements in relation to the commercialization of FOLOTYN®, including a supply agreement  entered into by and between the Company and Acrotech Inc., pursuant to which Acrotech Inc. will supply to the Company FOLOTYN® subject to terms and on the conditions set forth therein. The Company is obligated to pay Acrotech Inc. additional $750,000 in three instalments when certain conditions are met.

The Company announced the first patient received FOLOTYN® treatment in China on February 15, 2024. The Company will continue to spend time, resources and efforts on the commercialization of FOLOTYN® in China.

China Resources Pharmaceutical Commercial Group International Trading Co., Ltd. (previously known as China Resources Guokang Pharmaceuticals Co., Ltd.)

In March 2019, the Company entered into a three-year exclusive distribution agreement with China Resources Pharmaceutical Commercial Group International Trading Co., Ltd. (“CRPCGIT”) to appoint CRPCGIT on an exclusive basis as its distributor to distribute EVOMELA® in the territory of the People’s Republic of China (excluding Hong Kong, Taiwan and Macau), subject to certain terms and conditions. The Company’s internal marketing and sales team are responsible for commercial activities, including, for example, direct interaction with therapeutic area experts, physicians, hospital centers and the generating of sales. The agreement was renewed in March 2022 for two years, and further extended in February 2024 for an additional three years.

China National Medicines Corporation Ltd.

On December 6, 2023, the Company entered into an Exclusive Distribution Agreement (the “Agreement”) with China National Medicines Corporation Ltd. (“CNMC”) and CASI China. Under the terms of the Agreement, the Company appointed CNMC on an exclusive basis as its sole distributor for the sale of Pralatrexate for Injection (Folotyn®) in the territory of the People’s Republic of China (excluding Hong Kong, Taiwan and Macau) (the “Territory”) during the term of one year, subject to certain terms and conditions. CNMC may appoint sub-distributors of its choice in furtherance of this goal provided that the Company has been notified in writing and received the due diligence or any other information of the sub-distributor as the Company requests. CASI China is authorized to coordinate and communicate with parties to the Agreement and provide supports for the performance of the Agreement.

Precision Autoimmune Therapeutics Co., Ltd., (previously known as Beijing Tianshi Tongda Pharmaceuticals Technology Co., Ltd)

In May 2022, the Company entered into a Sublicense Agreement (the “Sublicense Agreement”) with Precision Autoimmune Therapeutics Co., Ltd. (“PAT”), a company established under the laws of China, pursuant to which the Company granted PAT an exclusive (subject to the commercialization and co-marketing rights), perpetual, worldwide license, with the right to freely grant further sublicenses subject to terms and conditions in the Sublicense Agreement, for the investigational anti-CD38 monoclonal antibody TSK011010 licensed and controlled by the Company from Black Belt Therapeutics Limited, in the treatment, prevention and diagnosis of autoimmune diseases, conditions and disorders in humans. Pursuant to the Sublicense Agreement, PAT will make an upfront payment of $10.0 million equivalent in two equal instalments upon completion of its first and second financing, respectively, plus potential future payments or reimbursement of development and sales milestones and royalties to the Company. The Company received the first installment in the amount of $5.0 million in 2022 and recognized it as sublicense revenue.

Also in May 2022, CASI Pharmaceuticals (China) Co., Ltd. (“CASI China”) entered into an agreement for the investment in PAT in the amount of RMB 20.0 million (approximately $3.0 million) in cash during PAT’s first equity financing (see Note 3).

Juventas Cell Therapy Ltd. (“Juventas”)

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

In September 2020, Juventas and its shareholders (including CASI Biopharmaceuticals (Wuxi) Co., Ltd (“CASI Biopharmaceuticals”), a subsidiary of the Company, ) agreed to certain terms and conditions required by a new third-party investor to facilitate the Series B financing of Juventas, pursuant to which the Company agreed to amend and supplement the original “licensing agreement (the "Supplementary Agreement") by agreeing to pay Juventas certain percentage of net profits generated from commercial sales of CNCT19 in addition to the royalty fee payment calculated as a percentage of net sales. The Supplementary Agreement also specifies a minimum annual target net profit to be distributed to Juventas and certain other terms and obligations. In return, the Company obtained additional equity interests in Juventas.

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

In September 2022, CASI Biopharmaceuticals entered into an Equity Transfer Agreement to transfer its equity interest in Juventas in the amount of RMB 240.9 million (approximately $33.9 million) to a limited partnership enterprise (see Note 3). The Exclusive License Agreement is still effective after this equity transfer.

On March 2, 2024, CASI received a notice from Juventas, which purported to terminate the CNCT19 Agreements. CASI responded to Juventas’ purported termination notice, noting that Juventas was not entitled to unilaterally terminate the CNCT19 Agreements and further demanding that Juventas cease any conduct that may constitute further breach of the CNCT19 Agreements and execute a written undertaking regarding compliance with the CNCT19 Agreements by March 13, 2024. Juventas did not comply with CASI’s demands. On March 20, 2024, CASI submitted a Notice of Arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) against Juventas pursuant to the CNCT19 Agreements’ dispute resolution clauses, claiming that Juventas’ purported termination was invalid and that Juventas breached the CNCT19 Agreements and seeking, among other things, damages and injunctive reliefs. Together with the Notice of Arbitration, CASI also submitted an application for the appointment of an emergency arbitrator, seeking emergency injunctive reliefs. On the same day, Juventas also submitted a Notice of Arbitration at the HKIAC against CASI, alleging, among other things, that the CNCT19 Agreements were validly terminated and that CASI breached the CNCT19 Agreements. The HKIAC has appointed an emergency arbitrator in accordance with CASI’s application. The arbitration proceedings are in their early stages and the Company cannot predict right now the outcome of either of these proceedings. If we do not prevail in either of these proceedings completely or in part, or fail to reach a favorable settlement with Juventas, our plan with respect to the commercialization of CNCT 19 may be delayed or otherwise adversely impacted, which may in turn result in adverse impacts on our results of operations, financial condition and prospects.

BioInvent International AB

In October 2020, the Company entered into an exclusive licensing agreement with BioInvent International AB (“BioInvent”) for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in Mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase 1/2a trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). The CASI Clinical Trial Application (CTA) was approved by China National Medical Products Administration (NMPA) in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from HGRAO in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab with a single agent BI-1206 run in phase in patients with  NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, select the Recommended Phase 2 Dose and assess early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the China Center for Drug Evaluation (“CDE”) in the second quarter of 2022, and the first-patient dosing was achieved in the third quarter of 2022.

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

CB-5339 has been evaluated by Cleave in a Phase 1 clinical trial in patients with acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). Because CB-5339 has not yet reached technological feasibility and has no alternative future uses, the Company expensed the $5.5 million upfront payment as acquired in-process research and development in 2021.

On July 18, 2023, the Company entered into an assignment agreement (the “Cleave Assignment Agreement”) with Cleave, pursuant to which the Company obtained the global intellectual property rights related to CB-5339. The Assignment Agreement terminates and supersedes the License Agreement for CB-5339 the Company previously entered into with Cleave. Pursuant to the Assignment Agreement and partially in exchange for the transfer of the global intellectual property rights for CB-5339 as well as all remaining CB-5339 drug substance and drug product to the Company and a repayment in the amount of USD $1 million to the Company, the Company agreed to the termination of that certain outstanding convertible promissory note issued by Cleave to the Company in 2021 with a principal amount of USD $5.5 million. The fair value of the global intellectual property rights and drug substance/product is immaterial. Cleave is also eligible to receive up to US$66 million in commercial and sales milestone payments, plus a 2.5% royalty on net sales of CB-5339 and any other VCP/p97 inhibitor covered by the Assignment Agreement, in each case subject to the terms and on the conditions set forth in the Assignment Agreement.

Pharmathen Global BV

On October 29, 2019, the Company entered into an exclusive distribution agreement with Pharmathen Global BV (“Pharmathen”) for the development and distribution of octreotide long acting injectable (Octreotide LAI) microsphere in China.  Octreotide LAI formulations, which are approved in various European countries, are considered a standard of care for the treatment of acromegaly and the control of symptoms associated with certain neuroendocrine tumors. The Company paid and expensed an upfront payment of 1 million euros ($1.1 million) in 2019 and milestone payment of 1.5 million euros ($1.7 million) in 2020 with achievements of certain milestones. In the first quarter of 2023, the Company entered into a Termination Agreement and Release with Pharmathen, pursuant to which both parties agreed to terminate the 2019 exclusive distribution license agreement with respect to product Octreotide LAI, and Pharmathen refunded 1.25 million euros ($1.3 million) to the Company which is recorded in other operating income on the consolidated statements of operations and comprehensive loss.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s significant accounting estimates relate to recoverability of property, plant and equipment, right of use assets, intangible assets and long-term investments, valuation allowance for deferred tax assets, share-based arrangements and fair value of investments. Management bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, in which CASI, directly or indirectly, has a controlling financial interest.

These subsidiaries include CASI China, CASI Wuxi, CASI Biopharmaceuticals, CASI Pharmaceuticals (Hainan) Co., Ltd. (“CASI Hainan”), ZhongBio (Beijing) Tech Co. Ltd. (“ZhongBio”) and CASI Pharmaceuticals Co., Ltd., a subsidiary incorporated in Hong Kong in 2023. ZhongBio was dissolved in January 2023, and CASI Hainan was dissolved in May 2023.

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

The costs of assurance type warranties that provide the customer the right to exchange purchased product that does not meet appropriate quality standards are recognized when they are probable and are reasonably estimable. There was no product exchange during the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, 2022 and 2021, the Company did not incur, and therefore did not defer, any material costs to obtain or fulfill contracts. The Company did not have any contract assets or contract liabilities as of December 31, 2023 and 2022.

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

Concentrations Risks

Cash Concentration Risk

The Company maintains its U.S., Hong Kong dollar and RMB cash in bank deposit accounts, which, at times, may exceed regulated insured limits. The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

Vendor Concentration Risk

The Company has a sole supplier, Acrotech, for its EVOMELA® and FOLOTYN® products. The Company’s ability to select other providers of EVOMELA® and FOLOTYN® is limited by FDA regulations.

Geographic Concentration Risk

The Company revenue is solely generated in mainland China.

Accounts Receivable and Credit Concentration

CRPCGIT is the sole customer of the Company's EVOMELA® product sales in China. All consolidated product sales for the years ended December 31, 2023, 2022 and 2021 were generated from sales to CRPCGIT in China, and all the Company’s accounts receivable balance as of December 31, 2023 and 2022 were due from CRPCGIT.

The Company extends credit to CRPCGIT on an unsecured basis and does not believe there is significant credit risk.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of less than 90 days that are readily convertible to known amounts of cash. As of December 31, 2023, the Company had $2.1 million cash and cash equivalents held in financial institutions in the mainland China, $0.3 million held in financial institutions in Hong Kong, and $14.7 million held in financial institutions in the US.

Short Term Investments

The Company’s short term investments represent investments in financial instruments with a variable interest rate and term deposits with original maturities of more than 90 days that are readily convertible to known amounts of cash. The Company elected the fair value method at the date of initial recognition, and carried these short term investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income. As of December 31, 2023, the Company held its short term investments solely in financial institutions in mainland China. The aggregate cost and fair value are as follows:

	December 31
(In thousands)	2023	2022
Aggregate cost basis	$11,698	$1,462
Gross unrealized gain	313	—
Aggregate fair value	$12,011	$1,462

Allowance for Credit Losses

The Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”) and subsequent amendments for the year beginning January 1, 2023.

The Company estimates the allowance for credit losses based on the historical loss rates from historical observation period, and adjusted to reflect the effects of current and future economic conditions over reasonable and supportable forecast period.

Inventories

Inventories consist of EVOMELA® and FOLOTYN® finished goods and are stated at the lower of cost or net realizable value. Cost is determined using a first-in, first-out method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value based on historical and forecasted demand.

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

Costs incurred in the construction of property, plant and equipment, including down payments and progress payments, are initially capitalized as construction-in-progress and transferred into their respective asset categories when the assets are ready for their intended use, at which time depreciation commences. Office equipment and furniture are depreciated over their estimated useful lives of 3 to 5 years. Machinery and lab equipment are depreciated over their estimated useful lives of 5 to 10 years. Leasehold improvements are amortized over the shorter of their useful lives or the lease term. Depreciation and amortization expense are determined on a straight-line basis. As of December 31, 2023, substantially all of the Company’s property, plant and equipment are located in the mainland China.

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

Leases

At contract inception, the Company determines whether an arrangement is or contains a lease and whether the lease should be classified as an operating or a financing lease. A contract is or contains a lease if the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. Control is determined based on the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. Right of use (“ROU”) assets for operating leases represent the right to use an underlying asset for the lease term, and operating lease liabilities represent the obligation to make lease payments.

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

As of December 31, 2023, all of the Company’s ROU assets are located in the mainland China.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, right of use (“ROU”) assets and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances (“triggering events”) indicate that the carrying amount of an asset or asset group may not be recoverable. The Company identifies triggering events and performs impairment testing at asset group level which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As of December 31, 2023, the Company’s asset groups consist of manufacturing asset group and non-manufacturing asset group.

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

Share-Based Compensation

The Company records compensation expense associated with service and performance-based share options in accordance with provisions of authoritative guidance. The estimated fair value of solely service-based awards that have a graded vesting schedule is measured on the grant date and is generally recognized on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. The estimated fair value of performance-based awards is measured on the grant date and is recognized when it is determined that it is probable that the performance condition will be achieved at tranche-by-tranche basis. If the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed as occurred.

When there is a modification of an award, the accounting for the modification depends on the likelihood, at the date of the modification that the original award would have vested under its original terms. If, at the date of the modification, it is probable that the original award would have vested under its original terms, the cumulative compensation cost to be recognized equals the grant-date fair value of the original award plus the incremental value of the award given in the modification. In calculating the incremental compensation cost of a modification, the fair value of the modified award is compared to the fair value of the original award measured immediately before its terms or conditions are modified. The Company recognizes share-based compensation over the vesting periods of the modified awards, which comprises, (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of the original award over the original term. If, at the date of the modification, it is not probable that the original award would have vested under its original terms, the fair value of the modified awards on the modification date will be used for recognizing compensation cost when it becomes probable.

Grant date and modification date fair value was determined using an option pricing model which is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables, such as expected volatility, expected term of options, risk-free rate, and expected dividend yield.

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

New Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”) and subsequent amendments to the initial guidance including ASU No. 2018-19, ASU No. 2019-04, and ASU No. 2019-05 (collectively, “Topic 326”). Topic 326 requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This standard is effective for public business entities, excluding entities eligible to be smaller reporting companies for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, this standard is effective for annual and interim periods beginning after December 15, 2022 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. As CASI Delaware was a smaller reporting company and was not required to adopt it for annual and interim periods before December 15, 2022, the Company adopted ASU 2016-13 and subsequent amendments for the year beginning January 1, 2023. The adoption of ASU 2016-13 and subsequent amendments does not have a material impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company adopted ASU 2021-10 for the annual period from January 1, 2022 and retrospectively disclosed such transactions in Note 11.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which aims to (1) clarify the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) to amend a related illustrative example, and (3) to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. The amendments in this Update clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this Update also require the following disclosures for equity securities subject to contractual sale restrictions: (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restriction(s) and (3) the circumstances that could cause a lapse in the restriction(s). The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2023. The Company plans to adopt ASU 2022-03 for the year beginning January 1, 2024 and does not believe there is material impact to the consolidated financial statements other than disclosures required above.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. The amendments introduce a new requirement to disclose significant segment expenses regularly provided to the chief operating decision maker (CODM), extends certain annual disclosures to interim periods, clarifies single reportable segment entities must apply ASC 280 in its entirety, permits more than one measure of segment profit or loss to be reported under certain conditions, and requires disclosure of the title and position of the CODM. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company will adopt ASU 2023-07 for the year beginning January 1, 2024 and does not believe there is material impact to the consolidated financial statements other than disclosures for single reportable segment entities required above.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this ASU should be applied on a prospective basis. Retrospective application is permitted. The Company plans to adopt ASU 2023-09 for the year beginning January 1, 2025 is currently evaluating the impact of this new guidance on its consolidated financial statements.

There are no other recently issued accounting pronouncements that are expected to have a material effect on the Company’s financial position, results of operations or cash flows.

3.      INVESTMENT IN EQUITY SECURITIES, AT FAIR VALUE AND LONG-TERM INVESTMENTS

Investment in equity securities, at fair value

MaxCyte Inc.

The Company had an equity investment in the common stock of MaxCyte, a publicly traded company. The fair value of this security was measured using its quoted market price, a Level 1 input, and was $3.9 million as of December 31, 2021 (see Note 19). In the fourth quarter of 2022, the Company sold all common stock of MaxCyte. The Company recognized losses of $1.4 million and gains of $1.1 million, respectively, through change in fair value of investments in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2022 and 2021.

BioInvent International AB – ordinary shares

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

The fair value of the ordinary shares was measured using its quoted market price, a Level 1 input (see Note 19). The Company recognized losses of $1.1 million, losses of $1.9 million and gains of $0.6 million for the ordinary shares of BioInvent, respectively, for the years ended December 31, 2023, 2022 and 2021. Gains (losses) on the Company’s investments in equity securities are recognized as changes in fair value of investments in the consolidated statements of operations and comprehensive loss.

The following table summarizes the Company’s investments in equity securities with readily determinable fair value as of December 31, 2023 and 2022, respectively:

		Gross
(In thousands)		unrealized	Aggregate fair
As of December 31, 2023	Cost	losses	value
BioInvent - ordinary shares	$4,337	$(2,662)	$1,675

		Gross
(In thousands)		unrealized	Aggregate fair
As of December 31, 2022	Cost	losses	value
BioInvent - ordinary shares	$4,337	$(1,574)	$2,763

Long-term investments

Long-term investments include long term investments measured at fair value or measurement alternative, and an equity method investment.

Long-term investments measured at fair value or measurement alternative

Long-term investments measured at fair value or measurement alternative as of December 31, 2023 and 2022 consisted of the following:

			Gross	Foreign
		Gross	unrealized	currency
As of December 31, 2023		unrealized	losses (including	translation	Carrying
(In thousands)	Cost	gains	impairment)	adjustment	amount
Investments measured at fair value
Available-for-sale debt securities:
Alesta Therapeutics B.V. - convertible loan	$261	$35	$—	$—	$296
Securities measured at fair value:
BioInvent International AB - warrants	656	—	(651)	—	5
Investments in equity securities using measurement alternative
Alesta Therapeutics B.V. - equity interests	2,250	—	(865)	—	1,385
Total	$3,167	$35	$(1,516)	$—	$1,686

			Gross	Foreign
		Gross	unrealized	currency
As of December 31, 2022		unrealized	losses (including	translation	Carrying
(In thousands)	Cost	gains	impairment)	adjustment	amount
Investments measured at fair value
Available-for-sale debt securities:
Alesta Therapeutics B.V. - convertible loan	$261	$20	$—	$—	$281
Securities measured at fair value:
BioInvent International AB - warrants	656	—	(492)	—	164
Cleave Therapeutics, Inc. - convertible loan	5,500	—	(5,018)	—	482
Investments in equity securities using measurement alternative
Alesta Therapeutics B.V. - equity interests	2,250	—	(865)	—	1,385
Total	$8,667	$20	$(6,375)	$—	$2,312

Juventas

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

In September 2020, in conjunction with the Supplementary Agreement entered into with Juventas (see Note 1), the Company obtained additional Series A plus equity interests in Juventas with substantive liquidation preference over Juventas’ founding shareholders, resulting in the Company's equity ownership increasing to 16.45% (post-Juventas Series B financing) on a fully diluted basis. CASI Biopharmaceuticals is also entitled to appoint a director to Juventas’ board of directors. Juventas’ founding shareholders also provided a put option to the Company pursuant to which the Company can put the additional equity investment to the founding shareholders at RMB 70 million plus a fixed return of 8% per annum upon occurrence of certain events. The transaction closed on September 29, 2020.

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

BioInvent International AB – warrants

The fair value of the warrants of BioInvent was measured using observable market-based inputs other than quoted prices in active markets for identical assets, level 2 inputs (see Note 19). The Company uses the Black-Scholes-Merton valuation model to estimate the fair value of warrants. The fair value of the warrants was $4,533 as of December 31, 2023, with assumptions including an expected life of 1.91 years, an assumed volatility of 43.59%, and a risk-free interest rate of 2.29%. The fair value of the warrants was $0.2 million as of December 31, 2022, with assumptions including an expected life of 2.91 years, an assumed volatility of 46.87%, and a risk-free interest rate of 2.83%. The Company recognized for such warrants unrealized losses of $0.2 million, $0.4 million and $0.25 million, for the years ended December 31, 2023, 2022 and 2021, respectively.

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

On July 18, 2023, the Company entered into an assignment agreement with Cleave, pursuant to which the Company obtained a repayment in the amount of USD $1 million and agreed to terminate the outstanding convertible promissory note. As a result, the Company recognized gain from extinguishment of investment in a convertible loan in amount of $474,000 in “other income”. The Company recognized loss of fair value change of $5.1 million and gain of fair value change of $76,000 for the years ended December 31, 2022 and 2021, respectively.

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

The investment is accounted for under the equity method as CASI China does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee through its board representation. The Company recognized its share of loss of the equity method investment net of income tax, in the amount of $48,000 and $0.8 million, respectively, for the years ended December 31, 2023 and 2022. Additionally, due to PAT’s slow business progress and delay of financing, Company recognized an impairment of this investment of $2.0 million in 2023.

4.      INVENTORIES

The Company’s inventories consist of finished goods of EVOMELA® and FOLOTYN®. As of December 31, 2023 and 2022, the Company had balance of inventories in the aggregate of $15.9 million and $6.1 million, respectively. No write downs the carrying amount of inventories have been recorded in the years ended December 31, 2023, 2022 and 2021.

5.      LEASES

Right of use (“ROU”) assets and liabilities for operating leases are recognized at commencement date based on the present value of lease payments over the lease term. Rent expense is recognized on a straight-line basis over the lease term.

Operating lease liabilities are included in accrued and other current liabilities and other liabilities (noncurrent) in the consolidated balance sheets as of December 31, 2023 and 2022. As of December 31, 2023 and 2022, the Company did not have any finance leases.

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

Rent expense for the years ended December 31, 2023, 2022 and 2021 was $1.1 million, $1.3 million and $1.5 million, respectively. There were no variable lease costs or sublease income for leased assets for the years ended December 31, 2023, 2022 and 2021.

Right of use assets and liabilities as of December 31, 2023 and 2022 were classified on the consolidated balance sheets as follows:

	December 31,	December 31,
(In thousands)	2023	2022
Right of use assets	$2,392	$1,398

Accrued and other current liabilities	$728	$868
Other liabilities	1,616	476
Total lease liabilities	$2,344	$1,344

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,
(In thousands)	2023	2022	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	$1,042	$1,157	$1,354

Right of use assets obtained in exchange for lease obligations	$518	$421	$1,525
Increase of right of use assets from remeasurement	$1,506	$—	$—

All of the Company’s existing leases as of December 31, 2023 and 2022 are classified as operating leases. As of December 31, 2023 and 2022, the Company had seven and six, respectively, operating leases with a weighted average remaining lease term of 4.5 years and 1.55 years, respectively. The Company has renewal options for certain existing leases. In the fourth quarter of 2023, CASI Wuxi obtained the Drug Manufacturing Permit and determines to produce generic products in the leased building in Wuxi, it is considered reasonably certain that the Company will exercise the renewal option of the lease, hence, the Company remeasured this lease. Weighted average discount rates used in the calculation of the lease liability for 2023 and 2022 is 4.02% and 3.55%, respectively. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

A maturity analysis representing the future undiscounted cash flow of the Company’s operating leases liabilities as of December 31, 2023 is as follows:

(In thousands)
2024	$727
2025	505
2026	388
2027	350
2028	350
Thereafter	262
Total	2,582
Discount factor	(238)
Lease liability	2,344
Amounts due within 12 months	728
Non-current lease liability	$1,616

6.      PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment (“PP&E”) mainly includes leasehold improvements, machinery and lab equipment, office equipment and furniture, and construction in progress (“CIP”).

Leasehold improvements are stated at cost and are amortized over the shorter of their useful lives or the lease term. Machinery and lab equipment are stated at cost and are depreciated over their estimated useful lives of 5 to 10 years. Office equipment and furniture are stated at cost and are depreciated over their estimated useful lives of 3 to 5 years. Construction in progress (“CIP”) is stated at cost and includes costs incurred to acquire, construct, or install PP&E. CIP overhead is expensed as incurred. Construction in progress is not depreciated until such time when the asset is substantially completed and ready for its intended use. Depreciation and amortization expense are determined on a straight-line basis.

CASI Wuxi entered into a lease agreement of a state-owned land in 2019, and a series of contracts for construction and equipment since 2020. In December 2022, the Company returned the land use right to the Wuxi local government (Note 5). Meanwhile, all construction in progress on the land was disposed. The Company recorded a disposal loss for the cost of the initial infrastructure development.

In the third quarter of 2022, CASI Wuxi obtained the Drug Distribution License, and in the fourth quarter of 2023, CASI Wuxi obtained the Drug Manufacturing Permit for its manufacturing line in the leased building in Wuxi, which means that certain related assets are ready for their respective usage. The Company started to depreciated those assets based on their estimated useful lives.

Property, plant and equipment consist of the following:

(In thousands)	December 31,
	2023	2022
Leasehold improvements	7,190	7,161
Machinery and equipment	5,997	619
Office equipment and furniture	682	622
Construction in progress	23	5,728
Property, plant and equipment, gross	13,892	14,130
Accumulated depreciation	(4,651)	(2,299)
Property, plant and equipment, net	$9,241	$11,831

Depreciation expense were $2.5 million, $1.2 million and $0.5 million in 2023, 2022 and 2021, respectively. The Company recognized no impairment during the years ended December 31, 2023, 2022 and 2021.

7.      INTANGIBLE ASSETS

As of December 31, 2023, intangible assets mainly include the license right of FOLOTYN®, as well as cloud computing or office administration software. These intangible assets were originally recorded at fair values and are stated net of accumulated amortization and impairment, if any.

As mentioned in Note 1, the Company obtained the license of FOLOTYN® in 2023 under the FOLOTYN® Assignment Agreement and Payment Agreement which includes certain Deferred Payments. Considering the uncerntainties related to the renewal of the drug approval in China, as of December 31, 2023, the Company believes it is not probable that the Deferred Payments will be paid. The Company recorded the intangible asset (License of FOLOTYN®) in amount of US$ 2 million which equals to the initial one-time payment, which is amortized over the remaining initial drug approval period (i.e. 23 months) using the straight-line method. When it becomes probable that any part of the Deferred Payments will be paid, the Company will adjust the carrying value of the intangible asset on a cumulative catch-up basis as if the additional amount that is no longer contingent had been accrued from the outset of the arrangement. And if such change in the future indicates a longer useful life of the intangible assets, the Company will also extend the amortization period to the then best estimate of useful life of the intangible asset.

Other intangible assets are being amortized over their useful lives of 5-10 years.

The Company used to own six ANDAs. In the fourth quarter of 2022, the Company determined that it had no further development plan for its six ANDAs and returned the Wuxi land use right to the local government (Note 5). This indicates that the carrying value of these ANDAs may not be recoverable and triggers an impairment test. The Company performed an impairment test of these ANDAs and concluded that the carrying amount of the ANDAs is not fully recoverable and should be reduced to fair value of $1 million based on expected selling price and management estimated the remaining useful life to be one year after the impairment. The Company recognized an impairment loss of $8.7 million in its consolidated statements of operations and comprehensive loss for the year ended December 31, 2022. The Company recognized no impairment for the years ended December 31, 2023 and 2021.

In November 23, 2023, the Company applied for withdrawal of the ANDAs, and FDA approved the withdrawal. The Company derecognized the ANDAs. No gain or loss was recognized as the carrying amount was zero at the time of withdrawal.

Intangible assets at December 31, 2023 and 2022 consists of the following:

(In thousands)
Asset as of December 31, 2023	Purchase Price	Accumulated Amortization	Impairment	Carrying Amount
License of FOLOTYN®	2,000	(261)	—	1,739
Others	302	(202)	—	100
Total	$2,302	$(463)	$—	$1,839

(In thousands)
Asset as of December 31, 2022	Purchase Price	Accumulated Amortization	Impairment	Carrying Amount
ANDAs	$15,832	$(6,118)	$(8,724)	$990
Others	244	(171)	—	73
Total	$16,076	$(6,289)	$(8,724)	$1,063

The changes in intangible assets for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In thousands)	2023	2022	2021
Balance at the beginning of the year	$1,063	$12,203	$13,210
Addition	2,064	45	—
Amortization expense	(1,287)	(1,211)	(1,347)
Impairment	—	(8,724)	—
Foreign currency translation adjustment	(1)	(1,250)	340
Balance at the ending of the year	$1,839	$1,063	$12,203

Expected future amortization expense is as follows as of December 31, 2023:

(In thousands)
2024	$1,055
2025	707
2026	11
2027	11
2028	11
2029 and thereafter	44

8.      ACCRUED AND OTHER CURRENT LIABILITIES, AND OTHER LIABILITIES

	Year Ended December 31,
(In thousands)	2023	2022
Accrued and other current liabilities:
Payroll and welfare payable	$3,124	$2,911
Grants related to land use right	2,543	2,617
Payable to sales and marketing services	1,985	2,481
Payable to professional consulting service	1,023	705
Payable to clinical study service	1,014	1,392
Dividends and interest payable to Wuxi LP, current (Note 12)	753	—
Lease liabilities-current (Note 5)	728	868
Value-added tax and other tax payable	481	150
Payables related to property, plant and equipment	99	44
Other	538	648
	$12,288	$11,816

Other Liabilities
Profit-sharing liability to Juventas (Note 3)	$11,821	$11,821
Dividends and interest payable to Wuxi LP, non current (Note 12)	2,045	—
Lease liabilities-noncurrent (Note 5)	1,616	476
	$15,482	$12,297

9.     SHORT TERM BORROWINGS

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

The Company recognized nil, $48,000 and $51,000 of other income during the years ended December 31, 2023, 2022 and 2021, respectively. Upon return of the land use right to the local government, the Company reclassified the remaining deferred income balance to accrued and other current liabilities. As of December 31, 2023, the Company is still under negotiation with the local government on the further treatment of the grant.

12.      REDEEMABLE NONCONTROLLING INTEREST AND LONG TERM BORROWING

On December 26, 2018, the Company, together with Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership) (“Wuxi LP”) established CASI Wuxi to build and operate a manufacturing facility in the Wuxi Huishan Economic Development Zone in Jiangsu Province, China. The Company holds 80% of the equity interests in CASI Wuxi and intended to invest, over time, $80 million in CASI Wuxi. The Company has paid $31 million in cash and transferred selected ANDAs valued at $30 million as of December 31, 2022. Wuxi LP holds 20% of the equity interest in CASI Wuxi through its investment in RMB of $20 million in cash (paid in March 2019). As the transfer of ANDAs, valued at $30 million, was to the Company’s consolidated subsidiary (CASI Wuxi), the Company recognized the transfer of the ANDAs at their carrying value and did not recognize a gain on the transfer.

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

In December 2023, the Company entered into a series of agreements, including a capital reduction agreement, a long term borrowing agreement, and four guarantee agreements, with Wuxi LP, CASI China and CASI Wuxi, pursuant to which, (i) CASI Wuxi will reduce its registered capital and return to Wuxi LP the investment principal made by Wuxi LP in CASI Wuxi in the amount of RMB134.2 million (equivalent to its original investment of US$20 million, the “Investment Principal”), together with certain investment return in the amount of RMB26.2 million to be paid in instalments (the “Dividends Payable”), and Wuxi LP shall cease to be a shareholder of CASI Wuxi, (ii) Wuxi LP shall reinvest the Investment Principal into a three-year long term borrowing to CASI Wuxi (the “Long term borrowing”, together with the Dividends Payable, the “Exchanged Liabilities”), which shall have a non-compounding annual interest rate of 4.05% and can, from the beginning date of the Long term borrowing term till the six month anniversary after the maturity of the Long term borrowing, be partially or fully converted into the equity interest of any subsidiaries of the Company at the conversion date fair value, solely at Wuxi LP’s discretion, and (iii) each of the Company and CASI China will provide irrevocable joint and several liability guarantees on the above-mentioned payment obligations. The term of the Long term borrowing will start on December 25, 2023 and end on December 31, 2026. The Dividends Payable shall be paid in four instalments in the amount of RMB5.2 million, RMB 5.2 million, RMB 7.9 million, and RMB 7.9 million in December 2023, June 2024, June 2025 and June 2026, respectively. The Company recognized the difference between the fair value of the Exchanged Liabilities and the carrying amount of the redeemable noncontrolling interest in amount of $22,000 against additional paid-in capital as deemed dividends to Wuxi LP. The Company determined the fair value of the Exchanged Liabilities using discounted cash flow method. As of December 31, 2023, the balance of the principal of the Long term borrowing is presented in “Long term borrowing” on the consolidated balance sheet, the balance of remaining Dividends Payable and interests accrued for the Long term borrowing is included in “Accrued and other current liabilities” and “Other liabilities” (see Note 8) on the consolidated balance sheet.

The provision related to the Long term borrowing includes certain financial and non-financial covenants, including certain revenue threshold generated by CASI Wuxi for each of the years from 2024 to 2028. If CASI Wuxi were to breach the covenants, the remaining balance of Dividends Payable and Long term borrowing become payable on demand.

Changes in redeemable noncontrolling interest during the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31,
(In thousands)	2023	2022	2021
Balance at beginning of year	$22,358	$23,457	$22,033
Share of CASI Wuxi net loss	(2,602)	(8,740)	(700)
Accretion of redeemable noncontrolling interest	3,281	9,497	1,512
Foreign currency translation adjustment	(621)	(1,856)	612
Redemption of Wuxi NCI	(22,416)	—	—
Balance at end of year	$—	$22,358	$23,457

13.      SHAREHOLDERS’ EQUITY

In March 2023, the Company completed a redomicile merger, pursuant to which CASI Delaware merged with and into CASI Cayman, with CASI Cayman surviving the merger as the surviving company and successor issuer, and CASI Cayman’s ordinary shares continued trading on the Nasdaq Capital Market under the symbol “CASI.” CASI Cayman had 500 million of authorized ordinary shares, CASI Delaware had 250 million of authorized common stock at December 31, 2021. In connection with the Redomicile Merger, each share of the Company’s common stock will be converted into the right to receive one ordinary share of CASI Cayman, and CASI Cayman issued to each holder of such right that number of ordinary shares in CASI Cayman, par value $0.0001 per share. All of the repurchase program and sale agreements previously entered into by CASI Delaware was succeeded to CASI Cayman. The Company held 411,952 and 275,834 shares of ordinary shares in treasury at its acquisition cost at December 31, 2023 and 2022.

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

Stock Repurchase Program

On December 15, 2021, the board of directors of CASI Delaware approved a stock repurchase program for the repurchase of up to $10 million of its Common Stock (and no more than 1,250,000 shares of its Common Stock) through open market purchases in compliance with Rule 10b-18 under the Securities Exchange Act of 1934 and through trading plans established pursuant to Rule 10b5-1 of the Securities Exchange Act from time to time. On December 17, 2021, CASI Delaware established a Rule 10b5-1 trading plan to carry out the stock repurchase, which was terminated on March 31, 2022, and as of the termination of the plan, CASI Delaware has repurchased 3,734,992 shares of Common Stock (among which 2,541,245 shares of Common Stock were retired, not adjusted to reflect the Reverse Stock Split) amounted to $3.0 million. On November 17, 2022, CASI Delaware established a new Rule 10b5-1 trading plan to carry out the stock repurchase, which was terminated on January 21, 2023, and as of the termination of the plan, CASI Delaware has repurchased 284,623 shares of Common Stock amounted to $0.5 million under the new plan, including 136,118 shares repurchased in January 2023.

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

Common Stock Sales Agreements

On October 29, 2021, CASI Delaware has entered into a Common Stock sales agreement (“Stock Sales Agreement”), with H.C. Wainwright & Co., LLC, relating to shares of Common Stock of the Company. In accordance with the terms of the sales agreement,

CASI Delaware may offer and sell shares of Common Stock in “at-the-market” transactions, subject to compliance with the terms and conditions of the Stock Sales Agreement, with an aggregate offering price of not more than $20,000,000. As of December 31, 2023, CASI Delaware had not offered or sold any shares of Common Stock under the sales agreement.

Stock Purchase Warrants

In history, CASI Delaware issued shares of its common stock with accompanying warrants to certain institutional investors, accredited investors and existing shareholders.

Stock purchase warrants activity for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Outstanding at December 31, 2020	827,164	$45.8
Expired	(209,887)	$71.9
Outstanding at December 31, 2021	617,277	$36.9
Outstanding at December 31, 2022	617,277	$36.9
Expired	(617,277)	$36.9
Outstanding at December 31, 2023	—	$—

14.      COSTS OF REVENUES

Costs of revenues consists primarily of the cost of inventories of EVOMELA® and sales-based royalties related to the sale of EVOMELA®. The Company is obligated to pay certain percentage of the Company’s revenue from EVOMELA® sales as royalties for a period of 10 years after the commercial launch of the products in 2019.

15.      NET LOSS PER SHARE

Net loss per share (basic and diluted) was computed by dividing net loss attributable to ordinary shareholders, considering the accretions to redemption value of the redeemable noncontrolling interest, by the weighted average number of shares of ordinary shares outstanding. As of December 31, 2023, 2022, and 2021, outstanding share options totaling 4,055,164, 3,389,379 and 3,323,618, respectively, and outstanding warrants totaling nil, 617,277 and 617,277, respectively, were anti-dilutive, and therefore, were not included in the computation of weighted average shares used in computing diluted loss per share.

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	Year Ended December 31,
(In thousands, except share and per share data)	2023	2022	2021
Numerator:
Net loss attributable to CASI Pharmaceuticals, Inc.	$(26,960)	$(41,014)	$(36,654)
Denominator:
Weighted average number of ordinary shares	13,360,185	13,647,455	13,610,441
Denominator for basic and diluted net loss per share calculation	13,360,185	13,647,455	13,610,441
Net loss per share
— Basic and diluted	$(2.02)	$(3.01)	$(2.69)

16.      EMPLOYEE BENEFIT PLAN

The Company sponsors the CASI Pharmaceuticals, Inc. 401(k) Plan and Trust. The plan covers substantially all U.S. employees and enables participants to contribute a portion of salary and wages on a tax-deferred basis. Contributions to the plan by the Company are discretionary. Contributions by the Company totaled $77,100, $0.1 million and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $4.3 million, $4.2 million and $3.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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

On June 15, 2021, the 2021 Long-Term Incentive Plan (the “2021 Plan”) was approved by CASI Delaware’s shareholders. The maximum number of shares of common stock that are available for grants and awards equals to 2,000,000 shares of stock, which includes all remaining shares of common stock under the 2011 Plan. Currently, the 2021 Plan is administered by the Company’s compensation committee. As of December 31, 2023, a total of 95,732 shares remained available for grant under the Company’s 2021 Plan.

In addition, CASI Delaware also granted share options to Dr. He, its Chairman and CEO. On June 15, 2021, the Board approved a grant of share options to Dr. He which consists of 400,000 shares time-based and 400,000 shares performance-based share options.

On May 12, 2023, the board of directors of the Company adopted certain restated and amended 2011 Long-term Incentive Plan and restated and amended 2021 Long term Incentive Plan, pursuant to which the board of directors of the Company authorized certain downward adjustments to the exercise prices of 3,927,859 options held by 67 grantees (the “Modification”). The total incremental compensation as result of the Modification for the awards that are probable to vest was $3.5 million, among which $2.3 million was recognized immediately for vested options and the rest $1.2 million will be recognized through the remaining vesting period of each of the unvested awards. No incremental compensation was recorded for the awards that are not probable to vest.

The share-based compensation expenses are recorded as components of general and administrative expense, selling and marketing expense, and research and development expense, as follows:

	Year Ended December 31,
(In thousands)	2023	2022	2021
Research and development	$236	$624	$361
Sales and marketing	245	174	449
General and administrative	6,736	6,212	6,960
Total	$7,217	$7,010	$7,770

Compensation expense related to share options with service conditions is recognized over the requisite service period, which is generally the option vesting term of up to four years. Compensation expense related to share options with performance conditions are recognized when it is probable that the performance condition will be achieved. For the years ended December 31, 2023, 2022 and 2021, $1.8 million, $2.7 million and $2.3 million was expensed for share option awards with performance conditions that were probable during the year, respectively.

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

The weighted average grant date fair value is $1.90, $0.32, and $1.00 for the years ended December 31, 2023, 2022 and 2021 respectively. Following are the assumptions used in valuing the share options on grant dates during the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
Range of expected volatility	75.77% to 81.26%	76.64% to 78.51%	75.69% to 81.50%
Range of risk free interest rate	3.45% to 4.79%	1.98% to 2.71%	0.72% to1.38%
Weighted average expected option life (in years)	5.72	5.53	6.17
Expected dividend yield	0.00%	0.00%	0.00%

In terms of the Modification in 2023, the weighted average modification date fair value is $1.59. The assumptions used in valuing the modification date fair value include expected volatility (ranges from 74.55% to 94.08%), risk free interest rate (ranges from 3.45% to 5.79%), weighted average expected option life of 3.93 years and expected dividend yield of 0.00%.

A summary of the Company’s share option plans and changes in options outstanding under the plans during the years ended December 31, 2023, 2022 and 2021 is as follows:

		Weighted Average	Weighted Average Remaining
	Number of Options	Exercise Price	Contractual Term In Years	Aggregate Intrinsic Value
Outstanding at December 31, 2020	1,674,617	$27.1
Exercised	—	$—
Granted	1,793,951	$14.9
Expired	(38,700)	$45.6
Forfeited	(106,250)	$26.4
Outstanding at December 31, 2021	3,323,618	$20.4
Exercised	—	$—
Granted	199,061	$4.8
Expired	(93,250)	$19.7
Forfeited	(40,050)	$18.6
Outstanding at December 31, 2022	3,389,379	$19.5
Exercised	(56,668)	$1.9
Granted	844,561	$2.1
Expired	(72,178)	$17.3
Forfeited	(49,930)	$3.3
Outstanding at December 31, 2023	4,055,164	$2.2	6.56	20,573,979
Vested and expected to vest at December 31, 2023	3,563,764	$2.3	6.32	18,019,647
Exercisable at December 31, 2023	2,215,814	$2.4	5.13	11,119,868

The aggregate intrinsic value is calculated as the difference between (i) the closing price of the ordinary share at December 31, 2023 and (ii) the exercise price of the underlying awards, multiplied by the number of options that had an exercise price less than the closing price on the last trading day of the year. Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2023, 2022 and 2021 was $0.1 million, nil and nil, respectively.

The following summarizes information about share options that are outstanding at December 31, 2023:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Range of	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Exercise Prices	December 31, 2023	Life in Years	Price	December 31, 2023	Price
$1.93 - $5.20	3,966,191	6.69	$1.97	2,129,841	$1.94
$8.60 - $12.90	43,473	0.50	$9.36	43,473	$9.36
$14.10 - $21.15	40,500	0.36	$16.54	40,500	$16.54
$31.10 - $42.7	5,000	2.75	$38.06	2,000	$31.1
	4,055,164	6.56	$2.24	2,215,814	$2.38

As of December 31, 2023, there was $6.2 million of total unrecognized compensation expense related to non-vested share options, which included $5.5 million expense expected to be recognized over a weighted-average period of 2.0 years, and $0.7 million related to non-probable performance condition options.

18.      INCOME TAXES

The Company is subject to U.S. federal tax rate of 21%. The Company’s subsidiaries in mainland China are subject to an income tax rate of 25%, the subsidiary in Hong Kong is subject to an income tax rate of 8.25%.

For financial reporting purposes, loss before income taxes includes the following components:

(In thousands)	2023	2022	2021
Domestic - United States	$144	$(12,359)	$(32,169)
Foreign - mainland China and Hong Kong	(26,436)	(25,072)	(3,673)
Total	$(26,292)	$(37,431)	$(35,842)

Significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2023 and 2022 are as follows:

	December 31,
(In thousands)	2023	2022
Deferred income tax assets:
Net operating loss carryforwards	$42,536	$65,459
Research and development credit carryforwards	2,555	2,931
Intangible assets	6,609	9,492
Share-based compensation	6,593	6,409
Change in fair value of investments	870	1,483
Capitalized R&D amortization	1,773	1,410
Lease liability	586	336
Impairment loss of long-term investments	182	182
Others	254	368
Valuation allowance for deferred income tax assets	(61,281)	(85,505)
	$677	$2,565

Deferred income tax liabilities:
Deferred Royalty Income	—	(2,086)
Right of use asset	(598)	(336)
Others	(79)	(143)
	$(677)	$(2,565)

The Company has U.S. federal and state net operating loss (NOL) carryforwards of $135.9 million at December 31, 2023. Federal and certain state NOLs generated after 2017, have indefinite lives. Certain NOLs generated prior to 2018 begin to expire in years 2023 through 2038. The Company also has mainland China NOLs carryforward of $55.5 million at December 31, 2023 that begin to expire in years 2024 through 2028. The Company also has Hong Kong NOLs carryforward of $1.3 million at December 31, 2023 that have indefinite lives. The Company also has research and experimentation (“R&E”) tax credit carryforwards of $2.6 million as of December 31, 2023 that begin to expire in years 2024 through 2039. Unused R&E tax credit carryforwards expire after a period of 20 years.

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

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

(In thousands)	2023	2022	2021
Tax benefit at statutory rate of 21%	$(5,521)	$(7,860)	$(7,526)
Attribute expiration	28,281	7,295	10,676
Tax rate differential	(841)	(1,003)	(147)
Change in applicable tax rates (1)	—	—	7,264
Nondeductible expenses	1,469	1,832	1,059
Research and development bonus deduction	(121)	—	—
Tax shortfalls from share options	830	—	—
Others	(314)	(138)	9
Change in valuation allowance (2)	(23,864)	1,854	(11,335)
	$(81)	$1,980	$—

Note (1) Change in applicable tax rates reflects the reduction of the Company’s deferred tax assets related to the change in the Company’s activities in and the tax laws of certain states.

Note (2) Change in valuation allowance is as follows:

(In thousands)	2023	2022	2021
Balance at January 1	$85,505	$83,651	$94,986
Additions (Reversals)	4,417	9,149	(659)
Decrease from attribute expiration	(28,281)	(7,295)	(10,676)
Foreign currency translation adjustment	(360)	—	—
Balance at December 31	$61,281	$85,505	$83,651

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

(In thousands)	2023	2022	2021
Unrecognized tax benefits balance at January 1	$997	$1,440	$2,082
Reductions for tax positions of prior periods	(49)	(443)	(642)
Additions for tax positions of current period	—	—	—
Unrecognized tax benefits balance at December 31	$948	$997	$1,440

The Company had $0.9 million of unrecognized tax benefits as of December 31, 2023 related to net R&E tax credit. For the year ended December 31, 2023, there was a net reduction of unrecognized tax benefits of $49,000 related to R&E tax credits. The Company has a full valuation allowance at December 31, 2023 and 2022 against the full amount of its net deferred tax assets and, therefore, there was no impact on the Company’s financial position. The Company does not expect significant changes to the unrecognized benefit. As of December 31, 2023, 2022 and 2021, the Company did not accrue any interest related to uncertain tax positions. To date, there have been no interest or penalties charged to the Company related to income taxes.

The Company and each of its PRC subsidiaries file income tax returns in the United States and the PRC, respectively. Due to the existence of tax attribute carryforwards (which are currently offset by a full valuation allowance), all of the Company’s tax returns since 1999 are open to examination by the taxing authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000 ($15,000). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. In the US, the Company is no longer subject to income tax examinations by authorities for years ended on or before December 31, 2017 except for certain states where the open periods are one year longer.

19.      FAIR VALUE MEASUREMENTS

Financial instruments of the Company primarily consist of cash and cash equivalents, investment in equity securities, short-term investments, accounts receivable, receivable from a related party, term deposit, prepaid expenses and other, long-term investments, accounts payable, accrued and other current liabilities, and long term borrowing. As of December 31, 2023 and 2022, the carrying amount of cash and cash equivalents, accounts receivable, receivable from a related party, prepaid expenses and other, accounts payable and accrued and other current liabilities are carried at cost which approximates their fair values due to the short-term nature of the instruments, the carrying amount of long term borrowing approximates its fair value as interest rate is comparable to the prevailing interest rate in the market.

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

The Company has investments in the convertible debt of a private company. The Company’s investment is carried at its estimated fair value, with changes in fair value reported in the consolidated statement of operations and comprehensive loss each reporting period (see Note 3) using Level 3 input.

The following tables present the Company’s financial assets accounted for at fair value on a recurring basis as of December 31, 2023 and 2022, by level within the fair value hierarchy:

(In thousands)	Fair Value at
Description	December 31, 2023	Level 1	Level 2	Level 3
Investment in equity securities, at fair value:	$1,675	$1,675	$—	$—
Short term investments:	$12,011	$—	$12,011	$—
Long term investments:
Investment in warrants - Designated as investment measured at FVTPL	$5	$—	$5	$—
Investment in convertible loan - AFS	$296	$—	$—	$296

(In thousands)	Fair Value at
Description	December 31, 2022	Level 1	Level 2	Level 3
Investment in equity securities, at fair value:	$2,763	$2,763	$—	$—
Short term investments:	$1,462	$—	$1,462	$—
Term deposit, non current:	$3,065	$—	$3,065	$—
Long term investments:
Investment in warrants - Designated as investment measured at FVTPL	$164	$—	$164	$—
Investment in convertible loan - AFS	$281	$—	$—	$281
Investment in convertible loan - Designated as investment measured at FVTPL	$482	$—	$—	$482

Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company reduces the carrying amount of equity method investments to its fair value when an impairment is determined to be other-than-temporary. In 2023, due to PAT’s slow business progress and delay of financing, the Company performed an impairment test using discounted cash flow approach. As the projected cash flow of the investment is negative, the Group recognized full impairment for the investment.

The Company measures equity investments without readily determinable fair values at its cost, minus impairment, if any, plus or minus changes resulting from observable transactions of identical or similar securities of the same issuer.

On October 23, 2021, the Company remeasured the investments in equity securities in Juventas to the fair value. The Company estimated the fair value of these securities based on the transaction price of similar securities issued by the investee. In the fourth quarter of 2022, the Company completed the sales of the equity interests of Juventas (see Note 3).

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

20.      RELATED PARTY TRANSACTIONS

PAT. In May 2022, the Company entered into a Sublicense Agreement (the “Sublicense Agreement”) with PAT, a company established under the laws of China, pursuant to which the Company granted PAT an exclusive (subject to the commercialization and co-marketing rights), perpetual, worldwide license, with the right to freely grant further sublicenses subject to terms and conditions in the Sublicense Agreement, for the investigational anti-CD38 monoclonal antibody TSK011010 licensed and controlled by the Company from Black Belt Therapeutics Limited, in the treatment, prevention and diagnosis of autoimmune diseases, conditions and disorders in humans. Pursuant to the Sublicense Agreement, PAT shall make an upfront payment of $10,000,000 equivalent in two equal instalments upon completion of its first and second financing, respectively, plus potential future payments or reimbursement of development and sales milestones and royalties to the Company. The Company received the first installment in the amount of $5.0 million in 2022 and recognized it as sublicense revenue. The second financing has not occurred until December 31, 2023.

In the fourth quarter of 2023, the two parties reached an alignment that PAT should reimburse the Company for an amount of US$4.4 million for certain labor cost and certain preclinical and clinical service incurred in previous years, the Company recognized this amount in other operating income. The Company received US$3.9 million in 2023 and the remaining balance in amount of US$0.5 million included in receivable from a related party has been collected in January 2024.

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

21.      COMMITMENTS AND CONTINGENCIES

In conjunction with the Cleave assignment agreement entered into on July 18, 2023 (see Note 1), the Company is responsible for certain milestone and royalty payments. As of December 31, 2023, no milestones have been achieved.

In conjunction with the BioInvent agreement entered into during 2020 (see Note 1), the Company is responsible for certain milestone and royalty payments. As of December 31, 2023, no milestones have been achieved.

In conjunction with the Black Belt agreement entered into during 2019 (see Note 1), the Company is responsible for certain milestone and royalty payments. In June 2021, the Company achieved the First-Patient-In (FPI) in the Phase 1 dose escalation and expansion study of CID-103, and made $750,000 milestone payment in June 2021 and 250,000 euros ($305,000) in August 2021. As of December 31, 2023, no other milestones have been achieved.

In conjunction with the Pharmathen agreement entered into during 2019 (see Note 1), the Company is responsible for one remaining milestone payment. In January 2023, the Company and Pharmathen terminated this exclusive distribution license by entering into a termination agreement, and the Company has no further obligation for milestone payment.

In conjunction with the FOLOTYN® Assignment Agreement and Payment Agreement entered into in July 2023 (see Note 1), in addition to the $2 million upfront payment already paid in 2023, the Company is responsible for certain contingent Deferred Payments up to $10.0 million to MICL and certain contingent payment up to $750,000 to Acrotech. As of December 31, 2023, none of these contingent payments are considered probable based on the uncertainties of the successful renewal of the drug license in China.

The Company is subject in the normal course of business to various legal proceedings in which claims for monetary or other damages may be asserted. Management does not believe such legal proceedings, unless otherwise disclosed herein, are material.

22.      RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders. As of December 31, 2023, the Group had restricted net assets in the amount of $3.9 million.

23.      SUBSEQUENT EVENTS

On March 2, 2024, CASI received a notice from Juventas, which purported to terminate the CNCT19 Agreements. The Company is currently involved in arbitration proceedings against Juventas. See “Note 1 – License and Distribution Agreements” for further information.

24.       CONDENSED FINANCIAL INFORMATION OF REGISTRANT

a) Condensed Balance Sheets (In thousands)

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$15,480	$12,088
Investment in equity securities, at fair value	1,675	2,763
Accounts receivable, net	9,551	12,973
Receivable from a related party	587	—
Inventories	15,877	6,138
Prepaid expenses and other	1,040	1,147
Total current assets	44,210	35,109

Intercompany receivables	779	779
Property, plant and equipment, net	15	8
Intangible assets, net	1,739	28
Long-term investments	1,686	2,312
Investment in subsidiaries	15,552	40,782
Total assets	$63,981	$79,018

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,438	$3,289
Accrued and other current liabilities	3,374	3,103
Intercompany payables	20,183	16,231
Total current liabilities	27,995	22,623

Other liabilities	11,821	11,821
Total liabilities	39,816	34,444

Shareholders’ equity:
Ordinary shares	1	1
Additional paid-in capital	695,785	691,766
Treasury shares	(9,604)	(9,330)
Accumulated other comprehensive loss	(1,200)	(703)
Accumulated deficit	(660,817)	(637,160)
Total shareholders’ equity	24,165	44,574
Total liabilities and shareholders' equity	$63,981	$79,018

b) Condensed Statements of Operations and Comprehensive Loss (In thousands)

	Years ended December 31,
	2023	2022	2021
Total revenues	33,879	38,047	30,020

Total costs of revenues	13,827	15,827	12,557

Gross Profit	20,052	22,220	17,463

Operating expenses:
Intercompany expenses	4,869	9,755	22,957
Other operating expenses	17,328	15,885	26,659
Total operating expenses	22,197	25,640	49,616

Loss from operations	(2,145)	(3,420)	(32,153)

Non-operating income (expense):
Share of loss of subsidiaries	(23,801)	(41,933)	(4,178)
Other non-operating income (expenses)	2,289	(8,938)	17
Loss before income tax expense	(23,657)	(54,291)	(36,314)
Income tax expense	—	—	—
Net loss	(23,657)	(54,291)	(36,314)

c) Condensed Statements of Cash Flows (In thousands)

	Years Ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$5,574	$(7,756)	$(21,648)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of equity securities in MaxCyte and BioInvent	—	3,731	—
Proceeds from disposal of property and equipment	—	—	10
Proceeds from extinguishment of investment in a convertible loan	1,000	—	—
Purchases of property, plant and equipment	(13)	—	—
Purchases of intangible asset	(2,000)	—	—
Cash paid to acquire in-process research and development	—	—	(6,555)
Cash paid to acquire convertible loan in Black Belt Tx Limited	—	—	(86)
Receipt of repayment of Black Belt Tx convertible note	—	—	172
Cash paid to acquire convertible loan in Alesta Tx	—	—	(261)
Cash paid to acquire convertible loan in Cleave	—	—	(5,500)
Investment in subsidiaries	(1,000)	—	(10,000)
Net cash provided by (used in) investing activities	(2,013)	3,731	(22,220)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	—	3,001	—
Repayment of bank borrowings	—	(3,001)	—
Repurchase of ordinary share	(278)	(3,267)	—
Stock issuance costs	—	—	(2,019)
Proceeds from sale of ordinary share	—	—	32,500
Proceeds from exercise of share options	109	—	—
Net cash provided by (used in) provided by financing activities	(169)	(3,267)	30,481

Net increase (decrease) in cash and cash equivalents	3,392	(7,292)	(13,387)
Cash and cash equivalents at beginning of year	12,088	19,380	32,767
Cash and cash equivalents at end of year	$15,480	$12,088	$19,380

Note: For the presentation of the condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries” and the subsidiaries income (loss) as “Share of income (loss) of subsidiaries” on the condensed statements of operations and comprehensive loss. The condensed financial information should be read in conjunction with the Company’s consolidated financial statements. As of December 31, 2023 and 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those, which have been separately disclosed in the consolidated financial statements.