Form 20-F
period 2024-12-31
CASI Pharmaceuticals, Inc.
filed 2025-03-31
CIK 1962738

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

As of December 31, 2024, there were 15,492,581 ordinary shares outstanding, par value US$0.0001 per share.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Acrotech” are to Acrotech Biopharma Inc., formerly known as Acrotech Biopharma L.L.C.;
●	“ANDA” are to abbreviated new drug application;
●	“CASI”, “us”, “our Company”, “the Company”, “our” and “we” are to (i) CASI Pharmaceuticals, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“CASI Cayman”) and its subsidiaries after the Redomicile Merger, and (ii) CASI Pharmaceuticals, Inc., a Delaware corporation (“CASI Delaware”) and its subsidiaries prior to the Redomicile Merger, in each case as appropriate based on the context;
●	“CASI China” are to CASI Pharmaceuticals (China) Co., Ltd.;
●	“CASI Wuxi” are to CASI Pharmaceuticals (Wuxi) Co., Ltd.;
●	“CASI Biopharmaceuticals” are to CASI Biopharmaceuticals (WUXI) Co., Ltd;
●	“CASI Hong Kong” are to CASI Pharmaceuticals Co., Limited;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“CDE” are to the China Center for Drug Evaluation;
●	“cGMP” are to current Good Manufacturing Practice;
●	“CTA” are to the Clinical Trial Application;
●	“Companies Act” are to the Companies Act (As Revised) of the Cayman Islands;
●	“EMA” are to the European Medicines Agency;
●	“FDA” are to the U.S. Food and Drug Administration;
●	“IND” are to the Investigational New Drug;
●	“IRB” are to institutional review board;
●	“Juventas” are to Juventas Cell Therapy Ltd.;
●	“NMPA” are to the PRC National Medical Products Administration;
●	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
●	“PAT” are to Precision Autoimmune Therapeutics, a company established under the laws of China, in which the Company holds an equity investment;
●	“Redomicile Merger” are to a merger between CASI Delaware and CASI Cayman for the purpose of CASI Delaware’s re-domiciliation from the State of Delaware of U.S. to the Cayman Islands, where CASI Delaware merged with and into CASI Cayman with CASI Cayman becoming the surviving entity and the successor issuer;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and
●	“Wuxi LP” are to Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership) (formerly known as Wuxi Jintou Huicun Investment Enterprise), a limited partnership organized under the laws of the People’s Republic of China.

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

Actual results could differ materially from those currently anticipated due to a number of factors, including: uncertainties related to the non-binding proposal to acquire the entire business operations of the Company in China and all license-in, distribution and related rights in Asia (excluding Japan) related to all of the Company’s pipeline products; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. FDA, EMA, NMPA, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in pre-clinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to pre-clinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products and our dependence on third parties; the risks related to our dependence on Juventas to partner with us to co-market CNCT19; risks related to the uncertainty in connection with the ongoing arbitration proceedings between us and Juventas with respect to Juventas’ purported termination of certain CNCT19 license agreements; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; risks related to the success of a new manufacturing facility by CASI Wuxi; risks related to the inclusion-status of our drug products in the National Reimbursement Drug List; risks related to the resolution of the clinical hold placed by the FDA on our CID-103, anti-CD38 antibody, Investigational New Drug application; for the treatment of AMR; and risks related to our disagreement with Acrotech with respect to the termination of agreements regarding EVOMELA®. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Holding Company Structure

We are not a Chinese operating company, but a Cayman Islands holding company with a significant portion of our business operations being conducted by our Chinese subsidiaries. This holding company structure and our operation in China may involve risks. We currently conduct our business through the following consolidated subsidiaries: CASI China, CASI Wuxi, CASI Biopharmaceuticals and CASI Hong Kong.

We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. The organizational chart of CASI as of March 28, 2025 is set forth below:

Note: Currently CASI Hong Kong has no meaningful operations.

On June 21, 2024, our board of directors received a preliminary non-binding proposal letter, or the Proposal Letter, from Dr. Wei-Wu He, Chairman of the Board and CEO of the Company, to acquire the entire business operations of the Company in China and all license-in, distribution and related rights in Asia (excluding Japan) related to all of our pipeline products, including but not limited to EVOMELA®, FOLOTYN®, CNCT19, BI-1206, CB-5339,CID-103 and Thiotepa, for an aggregate purchase price of $40.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company, or the Proposed Transaction. On June 25, 2024, our board of directors formed a special committee comprised solely of incumbent independent directors, or the Special Committee, to evaluate the transaction contemplated under the Proposal Letter and such other strategic and business alternatives available to us in respect of the our business operations in China. As of the date hereof, no decisions have been made by the Special Committee with respect to the Proposed Transaction or any alternative strategic option that we may pursue.

Our Recurring Operating Losses have Raised Substantial Doubt Regarding Our Ability to Continue as a Going Concern.

Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. Since our inception in 1991, we have incurred significant losses from operations and, as of December 31, 2024, had incurred an accumulated deficit of $700.1 million. For the year ended December 31, 2024, we had a net loss of $39.3 million and a cash outflow for operating activities of $29.2 million. As of December 31, 2024, we had net current assets of $3.1 million. We also entered into an agreement with Precision Autoimmune Therapeutics Co., Ltd., (“PAT”) and one of the investors of PAT, to purchase 19.8876% equity interest of PAT from the investor. The total consideration is RMB 28.4 million (approximately US$ 3.9 million) plus interest and will be paid in three installments. CASI China paid RMB 10.0 million (approximately US$ 1.4 million) in August 2024. The remaining two installments will be paid in 2025. Therefore, we will require additional liquidity to continue our operations over the next 12 months. These factors raise substantial doubt about our ability to continue as a going concern within a reasonable period of time, which is considered to be one year from the issuance date of the annual report for the year ended December 31, 2024. Our financial statements included in this annual report do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business, which could cause investors to suffer the loss of all or a substantial portion of their investment. In order to have sufficient cash and cash equivalents to fund our operations in the future, we will need to raise additional equity or debt capital and cannot provide any assurance that we will be successful in doing so. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Risks and Uncertainties Relating to Doing Business in China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Business Operations in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, could result in a material change in our operations and may cause the value of our securities to significantly decline or become worthless. Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For example, China’s government has in recent years issued statements and regulatory actions to regulate certain market players or to improve its supervision of the market in general, such as those related to data security or anti-monopoly concerns. While we currently do not believe such regulatory actions have materially impacted our business operations, our ability to accept foreign investments, or our ability to maintain listing with the Nasdaq Stock Market, there is no assurance that any new rules or regulations promulgated in the future will not impose additional requirements on us. If any such rules or regulations are adopted, we may be subject to more stringent regulatory scrutiny for our operation and financing efforts, which may in turn result in us incurring additional compliance costs and expenses, delay our investment and financing activities, or otherwise impact our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business Operations in China — The legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations.”

Risks Relating to Our Auditor

Our auditor, the independent registered public accounting firm that issues the audit report contained in our annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we were deprived of the benefits of such PCAOB inspections. Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years because of a position taken by authorities in a foreign jurisdiction, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of its annual report on Form 10-K for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect we will be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report for the fiscal year ended December 31, 2024.

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

For more details, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Auditor.”

Cash and Asset Transfer among the Company and its Subsidiaries

We provide funding to our subsidiaries from time to time through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the year ended December 31, 2024, we made funding of US$1.7 million through capital contributions to CASI Hong Kong, our Hong Kong subsidiary.

Our subsidiaries may pay dividends and make other distributions to us subject to satisfaction of applicable government filing and approval requirements. Such dividend or other distributions may be subject to limitations and certain tax consequences, a discussion on which is set forth below. For the year ended December 31, 2024, no dividends or other distributions were made by our subsidiaries.

We also pay service fees to our PRC subsidiaries pursuant to certain sales support service agreement and research and development support service agreement. For the year ended December 31, 2024, we paid service fees of US$19.3 million to CASI China, one of our PRC subsidiaries. Under PRC tax laws and regulations, earning of our subsidiaries under such agreements are subject to a statutory tax rate of 25%.

In the year ended December 31, 2024, no assets other than cash were transferred through our organization.

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

We have never declared or paid dividends on our ordinary shares or any other securities and we do not anticipate paying any dividends on our ordinary shares in the foreseeable future. We may rely on dividends from our subsidiaries in China to pay dividend and other distributions on our ordinary shares. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. In addition to applicable foreign exchange limitations, under the current regulatory regime in China, a PRC company may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations, and is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital, prior to any dividend distribution. In addition, a PRC company shall not distribute any profits in a given year until any losses from prior fiscal years have been offset.

Permission and Filing Procedures Required from the PRC Authorities with respect to the Operations of Our PRC Subsidiaries and Future offering in the US

As the date hereof, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations, including, among others, the Business License, the Drug Distribution License, the Drug Manufacturing Permit, the Clinical Trial Application with the PRC National Medical Products Administration, or NMPA, and the notification filing for international collaborative clinical trial or the application for international collaborative scientific research with the China Human Genetic Resources Agency, or HGR Agency (formerly known as the China Human Genetic Resources Administrative Office, or HGRAO). We also work with our business partners which have obtained the requisite licenses and permits for their business collaboration with us, including, among others, the Import Drug Registration for product(s) we promote and distribute in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices of the relevant government authorities, we may be required to obtain additional permissions or approvals for our business operations. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business Operations in China — The legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations.”

As the date hereof, we and our PRC subsidiaries (i) except for the requisite CSRC Filing(s) (as defined below), are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by applicable PRC authority. On July 7, 2022, the CAC published the Guidelines for Data Export Security Assessment (《数据出境安全评估办法》), or the Guidelines, which took effect on September 1, 2022. Pursuant to the Guidelines, the data processor who intends to transfer certain important data or large volumes of personal information outside of China shall complete a prior CAC-led data outbound transfer security assessment. For the data we accessed through or obtained from clinical trials, we have complied with the laws and regulations then-in-effect, and completed the registration with HGR Agency or the former HGRAO, but it is unclear if we will be required to go through the CAC-led or CAC-involved security assessment or if the current HGR Agency registration procedure will be changed in the future. We will closely monitor and review any regulatory developments and comply with any new approval or license requirement when necessary. If (i) we have erroneously concluded that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

On February 17, 2023, the CSRC released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (《境内企业境外发行证券和上市管理试行办法》) and five ancillary interpretive guidelines, collectively, the Overseas Listing Trial Measures, as amended, supplemented or otherwise modified from time to time, which apply to overseas offerings and listing by PRC-based companies, or domestic companies, of equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities, and came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC, and if an overseas-listed PRC-based issuer issues new securities in the same overseas market after the overseas offering and listing, it is also required to file with the CSRC within three business days after the completion of the issuance, or the CSRC Filing; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if a foreign-incorporated issuer meets both of the following conditions, its overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company of the PRC: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding line items in the issuer’s audited consolidated financial statements for the same period; and (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; in addition to the aforementioned conditions, the determination of an indirect overseas offering and listing by a domestic enterprise adheres to the principle of substance over form; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market (including issuance of new securities after its overseas offering and listing), the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC.

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

As substantially all of our operations are currently based in the PRC, our future offerings and major changes shall be subject to the filing procedures under the Overseas Listing Trial Measures. We cannot assure you that we can meet such requirements, obtain the requisite permits from the relevant government authorities, or complete such filing in a timely manner or at all. Any failure may significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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

To date, we have been engaged primarily in research and development activities. In the years ended December 31, 2022, 2023 and 2024, we had sales totaling US$38.0 million, US$33.9 million and US$28.5 million, respectively. However, as we are currently in a dispute with respect to our capability to continue to commercialize Evomela® in China, the historical sales of Evomela® may not be an appropriate reference for our future operations. See “—Risks Relating to Our Business — We are in a dispute with Acrotech with respect to the license of Evomela®.”

We have experienced losses in each year since inception. Through December 31, 2024, we had an accumulated deficit of US$700.1 million. We expect that we will seek to raise capital to continue our operations and, although we have been successfully funded to date through the sales of our equity securities or bank loans, our capital-raising efforts may not produce the funding needed to sustain our operations. If we are unable to obtain additional funding for operations, we may not be able to continue operations as proposed, requiring us to modify our business plan, curtail various aspects of our operations or cease operations. In any such event, investors may lose a portion or all of their investment.

We expect that our ongoing pre-clinical, clinical, marketing and corporate activities will result in operating losses for the foreseeable future. In addition, to the extent we rely on others to develop and commercialize our products, our ability to achieve profitability will depend upon the success of these other parties. To support our research and development of certain product candidates, we may seek and rely on cooperative agreements from governmental and other organizations as a source of support. If a cooperative agreement were to be reduced to any substantial extent, it may impair our ability to continue our research and development efforts. To become and remain profitable, we must successfully commercialize one or more product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing clinical trials of our candidates, developing commercial scale manufacturing processes, obtaining marketing approval, manufacturing, marketing and selling any current and future product candidates for which we may obtain marketing approval, and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate sufficient revenue to achieve profitability.

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

Access to capital markets is critical to our ability to operate. Traditionally, we have funded our operations by raising capital in the equity markets. Declines and uncertainties in these markets over the past few years have restricted raising new capital in amounts sufficient to conduct our current operations and have affected our ability to continue to expand or fund additional development efforts. We require significant capital for research and development for our product candidates, clinical trials, and marketing activities. Our inability to access the capital markets on favorable terms because of our low stock price, or upon our delisting from the Nasdaq Capital Market if we fail to satisfy a listing requirement, could affect our ability to execute our business plan as scheduled. Moreover, we rely and intend to rely on third parties, including our clinical research organizations, third party manufacturers, and certain other important vendors and consultants. As a result of the current volatile and unpredictable global economic situation, there may be a disruption or delay in the performance of our third-party contractors and suppliers. If such third parties are unable to adequately satisfy their contractual commitments to us in a timely manner, our business could be adversely affected.

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

On December 31, 2024, we had cash and cash equivalents of US$13.5 million. We may continue to seek additional capital through public or private financing or collaborative agreements in 2025 and beyond. Our operations require significant amounts of cash. We may be required to seek additional capital for the future growth and development of our business. We can give no assurance as to the availability of such additional capital or, if available, whether it would be on terms acceptable to us. If we are not successful in obtaining sufficient capital because we are unable to access the capital markets on favorable terms, it could reduce our research and development efforts and materially adversely affect our future growth, results of operations and financial results. There can be no assurance that we would be able to obtain any required financing on a timely basis or at all.

Risks Relating to Our Business

If we or our partners are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and the NMPA is unpredictable and typically takes many years following the commencement of pre-clinical studies and clinical trials and depends on numerous factors, including the substantial discretion of the regulatory authorities.

Our drug candidates could be delayed or fail to receive regulatory approval for many reasons, including:

●	failure to begin or complete clinical trials due to disagreements with regulatory authorities;
●	delays in subject enrollment or interruptions in clinical trial supplies or investigational product;
●	failure to demonstrate that a drug candidate is safe and effective or that a biologic candidate is safe, pure, and potent for its proposed indication;
●	failure of clinical trial results to meet the level of statistical significance required for approval;
●	reporting or data integrity issues related to our clinical trials;
●	disagreement with our interpretation of data from pre-clinical studies or clinical trials;

●	changes in approval policies or regulations that render our pre-clinical and clinical data insufficient for approval or require us to amend our clinical trial protocols;
●	regulatory requests for additional analyses, reports, data, nonclinical studies and clinical trials, or questions regarding interpretations of data and results and the emergence of new information regarding our drug or biologic candidates or other products;
●	regulatory orders new side effect warnings for existing therapies;
●	failure to satisfy regulatory conditions regarding endpoints, patient population, available therapies and other requirements for our clinical trials in order to support marketing approval on an accelerated basis or at all;
●	our failure to conduct a clinical trial in accordance with regulatory requirements or our clinical trial protocols; and
●	clinical sites, investigators or other participants in our clinical trials deviating from a trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial.

The FDA, NMPA or a comparable regulatory authority may require more information, including additional pre-clinical, chemical, manufacturing and controls, and/or clinical data, to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program.

The FDA placed the AMR IND on a clinical hold for deficiencies noted in the clinical protocol. The Company was informed via a teleconference with the FDA in December 2024 that CID-103, anti-CD38 antibody, Investigational New Drug (IND) for the treatment of AMR in patients with renal allografts had been placed on clinical hold, and the FDA provided written feedback on the specific deficiencies and the information needed to resolve the deficiencies in January 2025. The Company is working diligently to address the cited deficiencies and have the full clinical hold lifted.

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

The success of our business is substantially dependent on our ability to successfully commercialize EVOMELA®. On December 3, 2018, we received the NMPA approval for importation, marketing and sales in China for EVOMELA®, and on August 12, 2019, we announced the commercial launch of EVOMELA® in China. On December 13, 2024, we received a Termination Process Letter from Acrotech. See “—Risks Relating to Our Business — We are in a dispute with Acrotech with respect to the license of Evomela®.”

Reimbursement and hospital listing may be the most critical market access factors for our commercialization success in China. The National Reimbursement Drug List (the “NRDL”) is updating on an annual basis via a negotiation mechanism. Although participating in the NRDL pricing negotiation is voluntary, it usually results in significant price discount. EVOMELA® may be included in the NRDL under China's insurance policy, which stipulates that once a competitor's drug is added to the NRDL, any drug with the same generic name is automatically included. Although it was not approved this year, our market potential remains constrained due to the possibility of increased competition in the future.

The government owned hospitals in China usually restrict the drug use outside the hospital formulary. Therefore,  hospital formulary is critical for a drug’s adoption and reimbursement. In order to be listed on the hospital formulary, the Company must participate in the provincial level tendering process. Winning the tender process does not guarantee the hospital listing. If we were unable to quickly add EVOMELA® to hospitals’ formulary, doctors and patients will have limited access to EVOMELA® through hospital pharmacies, and the demand for EVOMELA® and the revenues from EVOMELA® will be materially and adversely affected. On the other hand, patients are able to purchase EVOMELA® with a prescription from a physician from outpatient pharmacies if the product is not available in the hospital; however, the hospitals do not encourage such activities.

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

In July 2023, we entered into a tripartite assignment agreement with Mundipharma International Corporation Limited (“MICL”), Mundipharma Medical Company (“MMCo”) and Acrotech, pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to us. We will continue to spend our time, resources and efforts on the commercialization of FOLOTYN® in China.

Securing reimbursement and hospital listings are key to our commercial success in China. The NRDL is updated annually through a negotiation process. While joining the NRDL pricing negotiations is optional, it typically leads to substantial price reductions.

We have submitted an application for FOLOTYN® to be included in the NRDL, but it was rejected. Consequently, our market reach remains limited, as only a small segment of the Chinese population can afford FOLOTYN® through self-payment.

In China, drugs not listed in a hospital's formulary are often restricted, making formulary inclusion essential. To achieve this, a company must successfully navigate the provincial tender process, though winning does not guarantee formulary listing. If FOLOTYN® is not promptly added to hospital formularies, its availability and demand, as well as revenue, could suffer significantly. While patients can technically obtain FOLOTYN® with a prescription at outpatient pharmacies, hospitals discourage this practice.

●	CNCT19 (Inaticabtagene Autoleucel)

On November 8, 2023, our partner Juventas, a China-based domestic company engaged in cell therapy, announced market approval for CNCT19 in China from NMPA. The Company acquired in June 2019 worldwide license and commercialization rights to CNCT19 from Juventas pursuant to certain Exclusive License Agreement, which provides that Juventas shall continue to be responsible for the clinical development and regulatory submission and maintenance of CNCT19 regulatory applications and the Company is responsible for the launch and commercial activities of CNCT19 under the direction of a joint steering committee. In September 2020, the Company and Juventas entered a Supplementary Agreement (together with the Exclusive License Agreement, collectively, “CNCT19 Agreements”), pursuant to which Juventas and the Company will jointly market CNCT19, including, but not limited to, establishing medical teams, developing medical strategies, conducting post-marketing clinical studies, establishing Standardized Cell Therapy Centers, establishing and training providers with respect to cell therapy, testing for cell therapy, and monitoring quality controls (cell collection and transfusion, etc.), and patient management (adverse reactions treatment, patients’ follow-up visits, and establishment of a database). The Company also will reimburse Juventas for a portion of Juventas’ marketing expenses as reviewed and approved by a joint commercial committee to be constituted. The Company will continue to be responsible for recruiting and establishing a sales team to commercialize CNCT19.

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

We are in a dispute with Acrotech with respect to the license of Evomela®

On December 13, 2024, we received a termination process letter from Acrotech of a certain License Agreement dated September 17, 2014, between Spectrum Pharmaceuticals, Inc. and the Company granting the exclusive rights to the Company to commercialize Evomela® in China, which was later assigned to Acrotech on March 1, 2019. Acrotech alleged in this letter that the Company materially breached the License Agreement and failed to cure this breach, and the License Agreement was therefore terminated. Pursuant to the License Agreement, the Company can continue to distribute and sell Evomela® for a reasonable wind-down period not to exceed 24 months from the date of the License Agreement, so the Company does not expect any disruption to its current distribution plan for Evomela® during this period.

On March 4, 2025, Acrotech filed a complaint against the Company in the New York state court in New York county, which repeats its prior allegations and demands, among other things, that the Court issue a declaratory judgment that the Company did not comply with its post-termination obligations and grant an injunction requiring the Company to fulfil such post-termination obligations. On the same day, Acrotech applied for an order to show cause with respect to a preliminary injunction. The Company categorically rejects any alleged basis of Acrotech’s purported termination of the License Agreement and believes that Acrotech’s purported termination is invalid. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information – Legal Proceedings”. If we cannot reach agreements with Acrotech with terms satisfactory to us, our capability to continue to commercialize Evomela® in China will be restricted or even lost, which will in turn materially and adversely affect our operation results and financial position.

We are involved in arbitration proceedings against Juventas in relation to Juventas’ purported termination of the CNCT19 Agreements.

On March 2, 2024, CASI received a notice from Juventas, which purported to terminate the CNCT19 Agreements based on certain alleged non-performance by CASI of its obligations under the CNCT19 Agreements in relation to the preparation for the commercialization of CNCT19. CASI responded to Juventas’ purported termination notice, noting that Juventas was not entitled to unilaterally terminate the CNCT19 Agreements and further demanding that Juventas cease any conduct that may constitute further breach of the CNCT19 Agreements and execute a written undertaking regarding compliance with the CNCT19 Agreements by March 13, 2024.  Juventas did not comply with CASI’s demands. On March 20, 2024, CASI submitted a Notice of Arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) against Juventas pursuant to the CNCT19 Agreements’ dispute resolution clauses, claiming that Juventas’ purported termination was invalid and that Juventas breached the CNCT19 Agreements and seeking, among other things, damages and injunctive reliefs. Together with the Notice of Arbitration, CASI also submitted an application for the appointment of an emergency arbitrator, seeking emergency injunctive reliefs. On the same day, Juventas also submitted a Notice of Arbitration at the HKIAC against CASI, alleging, among other things, that the CNCT19 Agreements were validly terminated and that CASI breached the CNCT19 Agreements. The arbitration proceedings are ongoing. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information – Legal Proceedings”.

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

CASI Wuxi is now operating a cGMP injectable products manufacturing line in a state-owned industrial facility in Wuxi Huishan Economic Development Zone.  Frequent regulatory audits could lead to compliance findings, requiring costly remediation and possibly affecting production timelines. Injectable products require aseptic processing or terminal sterilization. Any contamination could lead to recalls, regulatory actions, or patient harm.

In December 2023, the Company entered into a series of agreements, including a capital reduction agreement, a long term borrowing agreement, and four guarantee agreements, with Wuxi LP, CASI China and CASI Wuxi, pursuant to which, (i) CASI Wuxi will reduce its registered capital and return to Wuxi LP the investment principal made by Wuxi LP in CASI Wuxi in the amount of RMB134.2 million (equivalent to its original investment of US$20 million, the “Investment Principal”), together with certain investment return in the amount of RMB26.2 million to be paid in instalments, and Wuxi LP shall cease to be a shareholder of CASI Wuxi, (ii) Wuxi LP shall reinvest the Investment Principal into a three-year long term borrowing to CASI Wuxi (the “Long term borrowing”), which shall have a non-compounding annual interest rate of 4.05% and can, from the beginning date of the Long term borrowing term till the six month anniversary after the maturity of the Long term borrowing, be partially or fully converted into the equity interest of any subsidiaries of the Company at the conversion date fair value, solely at Wuxi LP’s discretion, and (iii) each of the Company and CASI China will provide irrevocable joint and several liability guarantees on the above-mentioned payment obligations. The term of the Long term borrowing started on December 25, 2023 and will end on December 31, 2026.

The provision allowing Wuxi LP to request immediate repayment of the long term borrowing if CASI Wuxi fails to generate revenue for certain threshold for each of the years during the term, which represents a significant liquidity risk for CASI. For the year ended December 31, 2024, CASI Wuxi failed to satisfy the revenue threshold , therefore WUXI LP has the right to request immediate repayment of all of the balances of the long term borrowing. If Wuxi LP exercises this option, CASI would be required to allocate a substantial portion of its cash reserves or secure additional financing, which could severely impact its operational cash flow. Converting the investment principal into a three-year long term borrowing introduces uncertainties related to financial stability.

The existence of counterfeit pharmaceutical products in pharmaceutical markets may compromise our brand and reputation and have a material adverse effect on our business, operations and prospects.

Counterfeit products, including counterfeit pharmaceutical products, are a significant problem, particularly in China. Counterfeit pharmaceuticals are products sold or used for research under the same or similar names, or similar mechanism of action or product class, but which are sold without proper licenses or approvals. Such products may be used for indications or purposes that are not recommended or approved or for which there is no data or inadequate data with regard to safety or efficacy. Such products divert sales from genuine products, often are of lower cost, often are of lower quality (having different ingredients or formulations, for example), and have the potential to damage the reputation for quality and effectiveness of the genuine product. If counterfeit pharmaceuticals illegally sold or used for research result in adverse events or side effects to consumers, we may be associated with any negative publicity resulting from such incidents. Consumers may buy counterfeit pharmaceuticals that are in direct competition with our pharmaceuticals, which could have an adverse impact on our revenues, business and results of operations. In addition, the use of counterfeit products could be used in non-clinical or clinical studies, or could otherwise produce undesirable side effects or adverse events that may be attributed to our products as well, which could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the delay or denial of regulatory approval by the FDA or other regulatory authorities and potential product liability claims. With respect to China, although the government has made efforts to reduce the counterfeit pharmaceuticals, there is not yet an effective counterfeit pharmaceutical regulation control and enforcement system in China. As a result, we may not be able to prevent third parties from selling or purporting to sell our products in China. The proliferation of counterfeit pharmaceuticals has grown in recent years and may continue to grow in the future. The existence of and any increase in the sales and production of counterfeit pharmaceuticals, or the technological capabilities of counterfeiters, could negatively impact our revenues, brand reputation, business and results of operations.

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

Before obtaining regulatory approvals for the commercial sale of our products, we must demonstrate, through pre-clinical studies (animal testing) and clinical trials (human testing), that our proposed products are safe and effective for use in each target indication. Testing of our product candidates will be required, and failure can occur at any stage of testing. Clinical trials may not demonstrate sufficient safety and efficacy to obtain the required regulatory approvals or results in marketable products. The failure to adequately demonstrate the safety and efficacy of a product under development could delay or prevent regulatory approval of the potential product.

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

Dr. Wei-Wu He, our Chairman and CEO, is the founder and managing partner of Emerging Technology Partners, LLC (“ETP”), a life science focused venture fund, and its related investing entities. Dr. Wei-Wu He, together with ETP, holds 20.4% of the Company’s outstanding shares. To the extent we fail to appropriately deal with any such conflicts of interest, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have an adverse effect on our business, financial condition, results of operations, and cash flows.

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

We are subject to certain U.S. healthcare laws and regulations and enforcement by the federal government and the states in which we conduct our business. The U.S. healthcare laws are evolving and changing rapidly and our business would be affected by existing and future healthcare reform measures. The laws that may affect our ability to operate include, without limitation:

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

If we fail to comply with applicable anti-bribery laws, our reputation may be harmed, and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations. We are obligated to adhere to anti-bribery laws in China that prohibit companies and intermediaries from offering payments to government officials to gain or retain business or any other undue advantage. Furthermore, even though our primary business operations are in China, we are also subject to the Foreign Corrupt Practices Act ("FCPA"). The FCPA prohibits us from making inappropriate payments to non-U.S. officials to obtain or retain business. While we have established policies and processes to guarantee compliance with anti-bribery legislation, we cannot ensure that our intermediaries, employees, or agents will abstain from engaging in bribery activities. Failure to comply with anti-bribery regulations could harm our operations and result in severe criminal and civil penalties, including fines, imprisonment, loss of export licenses, suspension of our ability to do business with the government, denial of government reimbursement for our products, and/or exclusion from participating in government healthcare programs. We may need to make additional changes or enhancements to our procedures, policies, and controls, as well as potentially enforce disciplinary measures and personnel changes, any of which may have a substantial negative effect on our business, financial position, operating performance, and liquidity. Furthermore, allegations of violating these laws may adversely impact our organization.

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

At present, we have secured IND approvals from the NMPA for three of our drug candidates, namely CID-103, BI-1206 and CB-5339. Nevertheless, we cannot be sure that we will receive regulatory approval for our other drug candidates that are already in existence or any drug candidates we may discover, acquire or license and seek to develop in the future. There are numerous reasons why our drug candidates may fail to obtain regulatory approval from the FDA, NMPA, EMA or other comparable regulatory bodies, including but not limited to:

●Disagreement with the design or implementation of our clinical trials
●Failure to demonstrate the safety, efficacy, and potency of our drug candidates for their proposed indication
●Failure of our clinical trial results to meet the required level of statistical significance for approval
●Failure of our clinical trial process to pass relevant Good Clinical Practice (GCP) inspections
●Inability to demonstrate that the clinical benefits of a drug candidate outweigh its safety risks
●Disagreement with our interpretation of data from pre-clinical studies or clinical trials
●Insufficient data collected from clinical trials to support submissions for regulatory approval
●Failure of our drug candidates to pass cGMP inspections during regulatory review or production
●Failure of our clinical sites to pass audits by regulatory authorities, potentially invalidating our research data
●Findings of deficiencies related to our manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies
●Changes in approval policies or regulations that render our pre-clinical and clinical data insufficient for approval
●Inability of our clinical trial process to keep up with scientific or technological advancements required by approval policies or regulations

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

In addition, if we obtain accelerated approval or conditional approval of any of our drug candidates, as we have done with the initial approval of EVOMELA® and FOLOTYN® in China, we have been required to conduct a confirmatory study (also called Post Marketing Study, or the “PMS”) to verify the predicted clinical benefit and may also be required to conduct post-marketing safety studies. Other comparable regulatory authorities may have similar requirements. The results from the confirmatory study may not support the clinical benefit, which could result in the approval being withdrawn. While operating under accelerated approval, we will be subject to certain restrictions that we would not be subject to upon receiving regular approval.

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

In China, laws on patent term extension (PTE), patent linkage, and data exclusivity (referred to as regulatory data protection) are still developing. Therefore, a lower-cost generic drug can emerge onto the market much more quickly. Chinese regulators have set forth a framework for integrating patent linkage and data exclusivity into the Chinese regulatory regime, as well as for establishing a pilot program for patent term extension. The Economic and Trade Agreement Between the United States of America and the People’s Republic of China announced in January 2020 (the “Trade Agreement”) also provides for a mechanism for early resolution of patent disputes and patent term extension systems. To be implemented, this framework will require adoption of legislation and regulations. In October 2020, China adopted amendments to its Patent Law (the “Amended PRC Patent Law”), which became effective on June 1, 2021. The Amended PRC Patent Law contains both patent term extension and a mechanism for early resolution of patent disputes, which may be comparable to patent linkage in the United States. Since July 2021, China's patent linkage system has been fully operational, allowing pharmaceutical patent disputes to be resolved before generic drug approval. Additionally, the China National Intellectual Property Administration has started granting patent term extensions for eligible pharmaceutical patents, with further details outlined in the revised Implementing Regulations of the Patent Law, which took effect on January 20, 2024. However, uncertainties remain regarding the implementation of data exclusivity, as relevant regulations are still under consideration and have yet to be finalized.

Until the relevant implementing regulations for patent term extension and an early resolution mechanism in the Amended PRC Patent Law are implemented, and until data exclusivity is adopted and implemented, we may be subject to earlier generic competition.

Risks Relating to Our Ordinary Shares

Potential uncertainty involving the acquisition of our business operations in China may adversely affect our business and the market price of our ordinary shares.

We received a preliminary non-binding proposal letter dated June 21, 2024, from Dr. Wei-Wu He, our Chairman of the Board and CEO, to acquire the entire business operations of the Company in China and all license-in, distribution and related rights in Asia (excluding Japan) related to all of the Company’s pipeline products, including but not limited to EVOMELA®, FOLOTYN®, CNCT19, BI-1206, CB-5339,CID-103 and Thiotepa, for an aggregate purchase price of $40.0 million, which would include assumption of up to $20.0 million of indebtedness of the Company (the “Proposed Transaction”). A special committee comprised solely of incumbent independent directors of the board of directors has been formed to evaluate the Proposed Transaction, and such other strategic and business alternatives available to the Company in respect of the Company’s business operations in China. Currently no decisions have been made with respect to the Proposed Transaction or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Proposed Transaction or that any other transaction will be approved or consummated.

If any such transaction involving the acquisition and sale of any portion of our business is entered into, the operation of our current business would change and in turn we may experience changes in the trading price of our ordinary shares. On the other hand, if no transaction is entered into after we incur expenses on the evaluation and negotiation thereof, our results of operations and financial condition may be adversely impacted.

The market price of our ordinary shares may be highly volatile or may decline regardless of our operating performance.

The volatile price of our securities makes it difficult for investors to predict the value of their investments, to sell shares at a profit at any given time, or to plan purchases and sales in advance. The Company’s share price fluctuated from year-to-year and quarter-to-quarter. We expect that the trading price of our ordinary shares is likely to be highly volatile in response to a variety of factors that are beyond our control, such as:

●	whether we will enter into a transaction with respect to the disposal of our business operations in China with the terms satisfactory to us, and whether it can be consummated pursuant to such terms;
●	our ability to maintain regulatory approval for EVOMELA® and FOLOTYN® , and obtain regulatory approval for our other product candidates;
●	issues in importation, marketing and sales of EVOMELA® and FOLOTYN®;
●	the outcome of our negotiation with Acrotech with respect to our rights to continue to commercialize EVOMELA®

in China;

●	the outcome of our disputes with Juventas with respect to joint commercialization of CNCT19;
●	the success of CASI Wuxi to build and operate a manufacturing facility in China, and the capability of CASI Wuxi to generate revenue for certain threshold for each of the years during the term of the long term borrowing;
●	the clinical development of CNCT19, BI-1206, CB-5339 and CID-103;

●	publicity regarding actual or potential clinical test results relating to products under development by our competitors or us;
●	initiating, completing or analyzing, or a delay or failure in initiating, completing or analyzing, pre-clinical or clinical trials or animal trials or the design or results of these trials for products in development;
●	the entry into, or termination of, key agreements, including key commercial partner agreements;
●	the initiation of, material developments in, or conclusion of litigation to enforce or defend any of our intellectual property rights or defend against the intellectual property rights of others;
●	achievement or rejection of regulatory approvals for products in development by our competitors or us;
●	announcements of technological innovations or new commercial products by our competitors or us;
●	developments concerning our collaborations and supply chain;
●	regulatory developments in the United States and foreign countries;
●	economic or other crises and other external factors;
●	the loss of key employees;
●	period-to-period fluctuations in our revenues and other results of operations;
●	changes in financial estimates by securities analysts; or
●	publicity or activity involving possible future acquisitions, strategic investments, partnerships or alliances.

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

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq listing standards. Section 5635(c) and Section 5620 of the Nasdaq Listing Rules require listed companies obtain shareholders’ approval on adoption of equity incentive awards plans and hold an annual meeting of shareholders no later than one year after the end of their fiscal year-end. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country.

We followed home country practice with respect to the foregoing requirements. Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

Risks Relating to Our Auditor

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issued the audit report contained in our annual report and incorporated herein by reference, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our common stock were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ordinary shares would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ordinary shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of its annual report on Form 10-K for the fiscal year ended December 31, 2021.

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

We may be required to obtain additional permissions or approvals for our business operations and securities offerings

As of the date hereof, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations, including, among others, the Business License, the Drug Distribution License, the Clinical Trial Application with NMPA, and the notification filing for international collaborative clinical trial or the application for international collaborative scientific research with the HGR Agency or the former HGRAO. We also work with our business partners which have obtained the requisite license and permits for their business collaboration with us, including among others the Import Drug Registration for product(s) we promote and distribute in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, or approvals in the future, failure to obtain which may hinder our ability to carry out our business plan or continue our business operations.

As of the date hereof, we and our PRC subsidiaries (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority. On July 7, 2022, the CAC published the Guidelines for Data Export Security Assessment (《数据出境安全评估办法》) (the “Guidelines”), which took effect on September 1, 2022. Pursuant to the Guidelines, the data processor who intends to transfer certain important data or large volume of personal information outside of China shall complete a prior CAC-led data outbound transfer security assessment. However, as the Guidelines has just come into effect, there is no specific enforcement guidelines or interpretation for such security assessment, including what constitutes “important data,” or how to define “outbound transfer,” which results in uncertainties whether our business will be subject to such CAC-led assessment. For the data we accessed through or obtained from clinical trials, we have complied with the laws and regulations then-in-effect, and completed the registration with HGR Agency or the former HGRAO, but it is unclear if we will be required to go through the CAC-led or CAC-involved security assessment or the current HGR Agency registration procedure will be changed in the future. We will closely monitor and review any regulatory development and comply with any new approval or license requirement when necessary. If (i) we inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

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

The Chinese government may influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers

The PRC government authorities may influence our operations at any time, or may exert more control and strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions are beyond our control and could result in a material change in our operations and/or the value of our securities.

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

Our China subsidiaries have cash and cash equivalents of RMB30.1 million, valued at US$4.1 million in U.S. dollars as of December 31, 2024. On a consolidated basis this balance accounts for 31% of our total cash and cash equivalents. The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of RMB out of China. Control on payments out of China may restrict the ability of our China subsidiaries to remit RMB to us. Approval from China’s State Administration of Foreign Exchange (“SAFE”) and the People’s Bank of China (“PBOC”) may be required where RMB are to be converted into foreign currencies, including U.S. dollars, and approval from SAFE and the PBOC or their branches may be required where RMB are to be remitted out of China. Specifically, under the existing restrictions, without prior approval from SAFE and the PBOC, the cash balance of our China subsidiaries is not available to us for activities outside of China, including the support of our in-licensing efforts. Furthermore, because repatriation of funds requires the prior approval of SAFE and the PBOC, such repatriation could be delayed, restricted or limited.

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

We may issue additional ordinary shares or other securities that are convertible into or exercisable for such ordinary shares in connection with future acquisitions, future sales of our securities for capital raising purposes, future strategic relationships, or for other business purposes. The future issuance of any additional ordinary shares may create downward pressure on the trading price of our ordinary shares. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with any capital raising efforts, including at a price (or exercise prices) below the price at which our ordinary shares are then traded. “Item 9. The Offer and Listing — C. Markets” for further information.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world.

We were incorporated in 1991, and in 2012, with new leadership, we shifted our business strategy to China and has since built an infrastructure in China that includes sales and marketing, medical affairs, regulatory and clinical development and in the foreseeable future, manufacturing. We are focused on acquiring, developing and commercializing products that augment our hematology oncology, autoimmune and organ transplant rejection therapeutic area focus as well as other unmet medical need. We are executing our plan to become a biopharmaceutical leader by launching medicines in the greater China market, leveraging our China-based regulatory, clinical and commercial competencies and our global drug development expertise. The majority of our operations and activities are now located in China and are conducted primarily through two of our subsidiaries, CASI China and CASI Wuxi. In China, we have staff currently consists of 222 full-time employees which includes our commercial team of 141 hematology and oncology sales and marketing specialists based in China. We expect our operations in China to continue to grow.

In August 2012, we established CASI China, which is headquartered in Beijing with an office in Shanghai established in 2020. Among its activities, CASI China’s operations oversee the Company’s sales and marketing of EVOMELA® and FOLOTYN®, and the anticipated commercial activities of our pipeline products, technology transfer, local pre-clinical and clinical operation activities, as well as our NMPA regulatory activities. In addition, CASI China’s operations include business development activities and executive management activities, and our global management decisions are primarily being made out of CASI China where our executive team spends a significant amount of time.

In December 2018, together with Wuxi LP, we established CASI Wuxi. CASI Wuxi is part of the long-term strategy to support the Company’s future clinical and commercial manufacturing needs, to manage its supply chain for certain products, and to develop a GMP manufacturing facility in China. In November 2019, CASI Wuxi entered into a lease agreement for the right to use state-owned land in China for the construction of a manufacturing facility. Construction of the manufacturing facility began in the fourth quarter of 2020. Since our business focus has been shifted from ANDAs to the hematology-oncology therapeutic area, a substantial  investment in GMP manufacturing facilities does not fit the current business focus. Therefore, in December 2022, we returned the land use right to the Wuxi local government for an amount of RMB 44.42 million, equivalent to the payment for land use right. Meanwhile, all construction in progress on the land was disposed and the Company recorded a disposal loss for the cost of the initial infrastructure development which amounted to RMB 15.8 million. Since we failed to meet the land development milestone, the local land administration authority requested CASI Wuxi to pay a land vacancy fee equivalent to 20% of the price for the land use rights according to the PRC Land Administration Law. We paid such a fee in the amount of RMB 8.88 million to the local land administration authority in December 2022. Additionally, the Company received a government grant for the land development in April 2020 and November 2021 respectively, in the total amount of RMB 18.9 million. We are currently in negotiation with the local Wuxi government on the further treatment of the grant. The Wuxi government may require the Company to fully or partially return the grant and the Company may incur further losses.

In May 2022, we completed a 10-to-1 reverse stock split. In March 2023, we completed a redomicile merger, pursuant to which CASI Delaware merged with and into CASI Cayman, with CASI Cayman surviving the merger as the surviving company and successor issuer, and CASI Cayman’s ordinary shares continued trading on the Nasdaq Capital Market under the symbol “CASI.” As described in “Item 10.E. Taxation—United States Federal Income Tax Considerations,” CASI Cayman is treated for U.S. federal income tax purposes as a U.S. corporation, including with respect to any dividends paid by it, which dividends may be subject to U.S. withholding taxes.

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

On June 21, 2024, our board of directors received a preliminary non-binding proposal letter, or the Proposal Letter, from Dr. Wei-Wu He, our Chairman of the Board and CEO, to acquire the entire business operations of the Company in China and all license-in, distribution and related rights in Asia (excluding Japan) related to all of our pipeline products, including but not limited to EVOMELA®, FOLOTYN®, CNCT19, BI-1206, CB-5339,CID-103 and Thiotepa, for an aggregate purchase price of $40.0 million, which would include assumption of up to $20.0 million of indebtedness, or the Proposed Transaction. On June 25, 2024, our board of directors formed a special committee comprised solely of incumbent independent directors, or the Special Committee, to evaluate the transaction contemplated under the Proposal Letter and such other strategic and business alternatives available to us in respect of the our business operations in China. As of the date hereof, no decisions have been made by the Special Committee with respect to the Proposed Transaction or any alternative strategic option that we may pursue.

On June 26, 2024, we entered into Subscription Agreements and Subscription and Purchase Agreements with certain investors including Dr. Wei-Wu He and his family trust. On July 15, 2024, the transaction contemplated under such agreements closed, pursuant to which we issued 1,020,000 ordinary shares at a price of US$5.00 per ordinary share and pre-funded warrants to purchase 1,980,000 ordinary shares to two investors at an issuance price of US$4.9999 (with an exercise price of US$0.0001).

On May 3, 2024, we filed a registration statement on Form F-3, or the Prior Registration Statement, with SEC, related to the offer and sale of up to an aggregate of $50.0 million of our ordinary shares, preferred shares, warrants, subscription rights, and/or units, from time to time in one or more offerings, pursuant to a combined base prospectus. The Prior Registration Statement was subsequently declared effective on May 10, 2024.

On December 20, 2024, we filed a registration statement  on Form F-3, which combined the Prior Registration Statement, all of which remain unissued, with the additional securities registered thereby for offer and sale by us, to enable the offer and sale of up to an aggregate of $200.0 million of our ordinary shares, preferred shares, warrants, subscription rights, and/or units, from time to time in one or more offerings, pursuant to a combined base prospectus.

Additionally, this registration statement contains a Sales Agreement prospectus covering the offering, issuance and sale by us of up to $50.0 million of our ordinary shares that may be issued and sold from time to time under an Open Market Sale Agreement we have entered into with Jefferies LLC, as sales agent, or the Sales Agreement. To date, we have sold 100 ordinary shares pursuant to the Open Market Sale Agreement for net proceeds of $257, after deducting sales agent commission.

The Company may cancel its at-the-market program at any time upon written notice, pursuant to its terms.

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

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relations session at https://www.casipharmaceuticals.com/overview.

B.	Business Overview

We have built a fully integrated biopharmaceutical company dedicated to the successful development and commercialization of innovative and other therapeutic products. Our business development strategy is currently focused on acquiring additional targeted drugs and immuno-oncology therapeutics through licensing that will expand our market position in hematology/oncology field. We use a market-oriented approach to identify pharmaceutical/biotechnology candidates that we believe to have the potential for gaining widespread market acceptance, either in China or globally, and for which development can be accelerated under our global drug development strategy. In many cases our business development strategy includes direct equity investments in the licensor company. We intend for our pipeline to reflect a diversified and risk-balanced set of assets that include (1) late-stage clinical drug candidates in-licensed for China or global regional rights, (2) proprietary or licensed innovative drug candidates, and (3) select high quality pharmaceuticals that fit our therapeutic focus. We have focused on US/EU approved product candidates, and product candidates with proven targets or product candidates that have reduced clinical risk with a greater emphasis on innovative therapeutics. Although oncology with a focus on hematological malignancies is our principal clinical and commercial target, we are opportunistic about other therapeutic areas that can address unmet medical needs. We will continue to pursue building a robust pipeline of drug candidates for development and commercialization in China as our primary market, and if rights are available for the rest of the world.

We launched our first commercial product, EVOMELA® (Melphalan for Injection) in China in August 2019. In China, EVOMELA® is approved for use as a conditioning treatment prior to stem cell transplantation and as a palliative treatment for patients with multiple myeloma. EVOMELA®, was originally licensed from Spectrum Pharmaceuticals, Inc. (“Spectrum”). We had a supply agreement with Spectrum to support our application for import drug registration and for commercialization purposes. Spectrum completed the sale of its portfolio of FDA-approved hematology/oncology products including EVOMELA® to Acrotech on March 1, 2019. The original supply agreement with Spectrum was assumed by Acrotech, and Spectrum agreed to continue with a short-term supply agreement for EVOMELA® for the initial commercial product supply in connection with the launch, with the long-term supply assumed by Acrotech. On December 13, 2024, we received a Termination Process Letter from Acrotech, pursuant to which we can continue to distribute and sell EVOMELA® for a reasonable wind-down period not to exceed 24 months, so we do not expect any disruption to our current distribution plan for EVOMELA® during such period. On March 4, 2025, Acrotech filed a complaint against us in the New York state court in New York county, which repeats its prior allegations and demands, among other things, that the Court issue a declaratory judgment that we did not comply with its post-termination obligations and grant an injunction requiring us to fulfil such post-termination obligations. On the same day, Acrotech applied for an order to show cause with respect to a preliminary injunction. We categorically reject any alleged basis of Acrotech’s purported termination of the License Agreement and believe that Acrotech’s purported termination is invalid. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information – Legal Proceedings”. It is not possible at this early stage to predict how the matter would be resolved by the parties.

In July 2023, we entered into a tripartite assignment agreement with MICL, MMCo and Acrotech, pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to us. FOLOTYN® is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). This product was approved by both the US FDA and China’s NMPA for PTCL. We also entered into a supply agreement with Acrotech. pursuant to which Acrotech. will supply to the Company FOLOTYN® subject to terms and on the conditions. We will continue to spend our time, resources and efforts on the commercialization of FOLOTYN® in China.

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

Core Product and Candidates In Hematology/Oncology

EVOMELA® (Melphalan for Injection) - Launched In China

EVOMELA® (Melphalan for Injection) is an intravenous formulation of melphalan commercialized by Acrotech (formally by Spectrum) in the multiple myeloma treatment setting in the United States, of which we have exclusive greater China rights. The EVOMELA® formulation avoids the use of propylene glycol, which is used as a co-solvent in other formulations of injectable melphalan. The use of Captisol in the EVOMELA® formulation improves the melphalan stability when reconstituted, allowing for longer preparation and infusion times. In August 2019, we launched EVOMELA® in China as its first commercial product. The NMPA required post-marketing study has been accepted and approved by CDE.

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

BI-1206 (anti-FcyRIIB antibody)

In October 2020, the Company entered into an exclusive licensing agreement with BioInvent International AB (“BioInvent”) for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated by BioInvent in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase I trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL).

CTA was approved by NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from HGRAO in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, with a goal to select the Recommended Phase 2 Dose based on early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the China Center for Drug Evaluation (“CDE”) in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022.

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

CID-103 (anti-CD38 monoclonal antibody)

CID-103 is a full human IgG1 anti-CD38 monoclonal antibody recognizing a unique epitope that has demonstrated an encouraging pre-clinical efficacy and safety profile compared to other anti-CD38 monoclonal antibodies, and which we have exclusive global rights. CID 103 is being developed for the treatment of patients with multiple myeloma. The Phase 1 dose escalation and expansion study of CID 103, in patients with previously treated, relapsed or refractory multiple myeloma has been suspended in France and the UK. A separate IND for the R/R MM indication has been approved by the Center for Drug Evaluation (CDE) of China's National Medical Products Administration (NMPA) in June 2024. Peer-reviewed medical literature, including important articles in the New England Journal of Medicine, points to the promise of the anti-CD38 approach in organ transplant rejection and autoimmune diseases such as immune thrombocytopenia (ITP). In May 2024, we announced the clearance of IND application with the US FDA for the initiation of a phase 1/2 study of CID-103 in adults with ITP. In October 2024, the CDE approved the CTA for a phase 1/2 study of CID-103 in patients with chronic Immune Thrombocytopenia (ITP). The Chinese ITP study is part of the global study that was approved by the US FDA in May 2024. In January 2025, we announced the first patient was enrolled and dosed in the ITP trial. Furthermore, we are making steady progress towards lifting the clinical hold for the IND application for renal allograft Antibody-Mediated Rejection (AMR) in the US.

Thiotepa

The Company has an exclusive China license and distribution rights to a novel formulation of thiotepa, a chemotherapeutic agent, which has multiple indications including as a conditioning treatment for use prior to certain allogeneic haemopoietic stem cell transplants. Thiotepa has a long history of established use in the hematology/oncology setting. The Company is applying for generic registration which is subject to regulatory and marketing approvals, the Company intends to advance and commercialize this product in China.

Product We Distribute

In January 2025, we entered into a distribution agreement with Guangzhou Gloria Biosciences Co., Ltd. for the distribution of YuTuo® (Zimberelimab).

YuTuo® (Zimberelimab) - Launched In China

Zimberelimab is the world's first fully human anti-PD-1 monoclonal antibody in market developed by the transgenic rat platform, OmniRat®.The first indication of relapsed or refractory classical Hodgkin's lymphoma (r/r HL) was approved in China in August 2021. Zimberelimab has been selected into the "Chinese Society of Clinical Oncology (CSCO) Diagnosis and Treatment Guidelines for Malignant Lymphoma" for 4 consecutive years since 2020. Zimberelimab's second indication for recurrent or metastatic cervical cancer (r/m CC) was designated for Breakthrough Therapy and was approved in China in 2023. Additionally, it was included in the NRDL in December 2024.

License and Distribution Agreements

EVOMELA® License Arrangements with Acrotech

The Company has product rights and perpetual exclusive licenses from Acrotech to develop and commercialize its commercial product EVOMELA® in the greater China region (which includes mainland China, Taiwan, Hong Kong and Macau).

On December 13, 2024, we received a Termination Process Letter from Acrotech, pursuant to which we can continue to distribute and sell EVOMELA® for a reasonable wind-down period not to exceed 24 months, so we do not expect any disruption to its current distribution plan for EVOMELA® during such period. On March 4, 2025, Acrotech filed a complaint against us in the New York state court in New York county, which repeats its prior allegations and demands, among other things, that the Court issue a declaratory judgment that we did not comply with its post-termination obligations and grant an injunction requiring us to fulfil such post-termination obligations. On the same day, Acrotech applied for an order to show cause with respect to a preliminary injunction. We categorically reject any alleged basis of Acrotech’s purported termination of the License Agreement and believe that Acrotech’s purported termination is invalid. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information – Legal Proceedings”. It is not possible at this early stage to predict how the matter would be resolved by the parties.

FOLOTYN® (Pralatrexate) License Agreement with MICL, MMCo and Acrotech

On July 31, 2023, the Company entered into a tripartite assignment agreement (the “FOLOTYN® Assignment Agreement”) with MICL, MMCo and Acrotech, pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to the Company.

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

Concurrently with the execution of the FOLOTYN® Assignment Agreement and the Payment Agreement, the parties entered into certain other agreements in relation to the commercialization of FOLOTYN®, including a supply agreement entered into by and between the Company and Acrotech, pursuant to which Acrotech will supply to the Company FOLOTYN® subject to terms and on the conditions set forth therein. The Company is obligated to pay Acrotech additional $750,000 in three instalments when certain conditions are met.

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

Distribution Agreement with China National Medicines Corporation Ltd.

On December 6, 2023, the Company entered into an exclusive distribution agreement with China National Medicines Corporation Ltd. (“CNMC”) and CASI China. Under the terms of the Agreement, the Company appointed CNMC on an exclusive basis as its sole distributor for the sale of Pralatrexate for Injection (FOLOTYN®) in the territory of China during the term of one year, subject to certain terms and conditions. The agreement was extended for another two years and valid until December 5, 2026. CNMC may appoint sub-distributors of its choice in furtherance of this goal provided that the Company has been notified in writing and received the due diligence or any other information of the sub-distributor as the Company requests. CASI China is authorized to coordinate and communicate with parties to the Agreement and provide supports for the performance of the Agreement.

Distribution Agreement with Guangzhou Gloria Biosciences Co., Ltd.

In January 2025, CASI China entered into a distribution agreement with Guangzhou Gloria Biosciences Co., Ltd., pursuant to which we were appointed as a distributor for the sales of YuTuo® (Zimberelimab) in the territory of China during the term of three years, subject to certain terms and conditions.

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

BioInvent International AB

In October 2020, the Company entered into an exclusive licensing agreement with BioInvent for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase I trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). CTA was approved by NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from HGRAO in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, with a goal to select the Recommended Phase 2 Dose based on early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the CDE in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022.

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

In conjunction with our license agreement entered into with BioInvent, we made a SEK 53.8 million investment in 1.2 million new shares of BioInvent, and 588,000 new warrants, each warrant with a right to subscribe for 1 new share in BioInvent within a period of five years and at a subscription price of SEK 78.50 per share. In the second quarter of 2022, we sold 275,000 ordinary shares of BioInvent for US$1.3 million. In the fourth quarter of 2024, we sold 164,439 ordinary shares of BioInvent for $0.6 million.

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

The Company expects that its clinical materials and commercial inventory will be supplied by one or more contract manufacturers with whom the Company has contracted with. Under the terms of the agreement, we obtained global rights to CID-103 for an upfront payment of 5 million euros as well as certain milestone and royalty payments. In June 2021, we achieved the First-Patient-In (FPI) in the Phase 1 dose escalation and expansion study of CID-103, and made US$750,000 milestone payment in June 2021 and €250,000 payment in August 2021 under the terms of the agreement. As mentioned above, in May 2022, the Company entered into the Sublicense Agreement to grant PAT an exclusive, perpetual, worldwide license to the investigational anti-CD38 monoclonal antibody TSK011010 for autoimmune indications.

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

CB-5339 has been evaluated by Cleave in a Phase 1 clinical trial in patients with acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). Under the terms of the agreement, the Company is responsible for development and commercialization in China and associated markets. The Company paid a US$5.5 million upfront payment to Cleave in 2021 and will pay up to US$74 million in development and commercial milestone payments plus tiered royalties in the high-single to mid-double-

digit range on net sales of CB-5339. In conjunction with the license agreement, the Company made a US$5.5 million investment in Cleave through a convertible note.

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

With regards to CNCT19, we have acquired an exclusive license to intellectual property from our partner Juventas to enable us to co-commercialize CNCT19 in China and as well the rest of the world. Juventas is responsible for prosecuting and maintaining the licensed intellectual property.

With regards to BI-1206, we have acquired an exclusive license to intellectual property and the know-how from our partner BioInvent to enable us to develop and commercialize BI-1206 in our greater China commercial markets. BioInvent is responsible for prosecuting and maintaining the licensed BioInvent intellectual property.

With regards to CB-5339, we have obtained all rights and global intellectual property rights, as well as all remaining CB-5339 drug substance and drug product. Additionally, we will assume responsibility of CB-5339 IND application in the US.

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

Sales and Marketing

We rely on third-party distributors to distribute our approved medicines. For example, we rely on sole third-party distributors to distribute our in-licensed approved medicines in China. Our ability to maintain and grow our business will depend on our ability to maintain an effective distribution channel that ensures the timely delivery of our medicines. We have long-standing business relationship with our sole distributor CRPCGIT for the in-licensed products EVOMELA®, and we established business relationship with a sole distributor CNMC for the in-licensed products FOLOTYN®.

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

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience in pre-clinical testing and human clinical trials and in obtaining regulatory approvals. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products that we may develop. Our competitors’ drugs may be more effective than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing our product candidates.

In September 2022, Xi’An Libang Pharmaceuticals Co., Ltd. introduced the first domestically produced injectable melphalan formulated with propylene glycol as a co-solvent. Subsequently, in March 2025, Sichuan Huiyu Pharmaceutical Co., Ltd. launched the second domestically produced injectable melphalan, utilizing Captisol® as a co-solvent. These domestically manufactured injectable melphalan products directly compete with our marketed product, EVOMELA®, and have negatively impacted, and may continue to negatively impact, the marketability of our current and future products.

CNCT19 faces promotional challenge, primarily due to the saturation of CAR-T clinical trials in China. The abundance of ongoing studies within this therapeutic area creates intense competition for eligible patients, making it increasingly difficult to find enough self-paid patients.

FOLOTYN® has no direct competitors with the same mechanism of action; however, as a traditional chemotherapy, it faces competition from treatments with novel targets. In the indication of R/R PTCL, its main competitors include Chidamide, Liposomal Mitoxantrone, and Golidocitinib, all of which are listed in the NRDL. The inclusion of these alternatives in the NRDL has led to increased competition, resulting in market share erosion and an impact on FOLOTYN®'s revenue stream.

For CID103, Biogen has initiated a phase 3 trial to evaluate Felzartamab  for the treatment of late Antibody-Mediated Rejection (AMR) in Kidney Transplant patients and  is also developing Felzartamab in IgA nephropathy and primary membranous nephropathy. Takeda is developing Mezagitamab in a global phase 3 trial in Immune Thrombocytopenia. Additionally, Keymed Biosciences and Timberlyne Therapeutics are developing CM313, amonoclonal antibody that targets CD38 for diseases of high unmet medical needs, including treatment-refractory Immune Thrombocytopenia.

Regulations

U.S. Food and Drug Administration (FDA)

Our research, development, testing, manufacture, labeling, sale, marketing, advertising, and distribution of therapeutics in the United States, China and other countries are subject to extensive regulations by federal, state, local and foreign governmental authorities.

In the United States, the FDA regulates the development and commercialization of drugs and biologics. Drugs are subject to regulation under the Federal Food, Drug, and Cosmetic Act (FFDCA), and biological products, in addition to being subject to certain provisions of the FFDCA, are regulated under the Public Health Service Act (PHSA). We believe that the FDA will regulate the products currently being developed by us or our collaborators as drugs or biologics. Both the FFDCA and PHSA and corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and other promotion of biologics and drugs, as the case may be.

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

Preparing drug and biologic candidates for regulatory approval is a costly and time-consuming process. Generally, a developer first must conduct pre-clinical studies in the laboratory and in animal model systems in accordance with applicable FDA requirements, including Good Laboratory Practice regulations, to gain preliminary information on an agent’s effectiveness and to identify any safety problems. The results of these studies, together with manufacturing information and analytical data as well as protocols and detailed descriptions for proposed clinical investigations, are submitted to FDA as a part of an Investigational New Drug Application (IND) for a drug or biologic, which must become effective before human clinical trials of an investigational drug can begin. An IND application will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues, such as the conduct of the clinical trials as outlined in the IND application, and places the clinical trial(s) on a clinical hold. In such a case, the IND application sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. We cannot be certain that submission of an IND application will result in the FDA allowing clinical trials to begin.

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

If clinical trials of a product candidate are completed successfully, the sponsor of the product may seek FDA marketing approval. If the product is classified as a new drug, an applicant must file a New Drug Application (NDA). For biological products, an applicant must file a Biologics License Application (BLA). In each case, FDA must approve the application before the product can be marketed commercially. NDAs and BLAs must include, among other things, detailed information about the product’s chemistry, manufacture, controls, and proposed labeling and the results of pre-clinical studies and clinical trials. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of a drug, and safety, purity, and potency of a biologic, to the satisfaction of the FDA. A user fee must be paid with the submission of an NDA or BLA (unless a fee waiver applies) in order to support the cost of agency review, which is currently almost US$3 million. FDA usually will inspect the facility or the facilities at which the drug is manufactured and will not approve the product unless the manufacturing and production and testing facilities are in compliance with cGMP regulations. In addition, FDA may also inspect clinical trial sites that generated data for the NDA or BLA as well as us or our collaborators as a clinical trial sponsor.

The testing and approval processes require substantial time and effort, and there can be no assurance that FDA will accept the application for filing or that any approval will be obtained on a timely basis, if at all. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, the FDA has ten months from the 60 day filing date in which to complete its initial review of a standard application and respond to the applicant. However, the time required by the FDA to review and approve NDAs and BLAs is variable and, to a large extent, beyond our control. Notwithstanding the submission of relevant data, the FDA may ultimately decide that an NDA or BLA does not satisfy its regulatory criteria and deny the approval. In such instance, FDA will issue a Complete Response Letter, describing all the deficiencies that the FDA has identified in an application that must be satisfactorily addressed before it can be approved. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, pre-clinical studies or manufacturing. Further, even if such additional information is submitted, the FDA may ultimately decide that the application does not satisfy the criteria for approval. The FDA may also refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee, but the Agency historically has tended to follow such recommendations. In addition, the FDA may condition marketing approval on the conduct of specific post-marketing studies to further evaluate safety and effectiveness or a REMS that may include both special labeling and controls, known as Elements to Assure Safe Use, on the distribution, prescribing, dispensing and use of a drug product. After approval is obtained, a marketed product is subject to continuing regulatory requirements and review relating to cGMP, adverse event reporting, promotion and advertising, and other matters. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Products may be promoted only for the approved indications and consistent with the provisions of the approved label. Discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product, mandated labeling changes, or withdrawal of the product from the market, as well as possible civil or criminal sanctions.

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

FDA may approve generic drugs and biological products through abbreviated pathways. Generic drugs may be marketed upon approval of an ANDA, which contains information to show that the proposed product is identical in active ingredient, dosage form, strength, route of administration, labeling, quality, performance characteristics, and intended use, among other things, to a previously approved drug. Approval is generally supported by data from bioequivalence studies, rather than complete pre-clinical and clinical studies. Biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product are eligible for an abbreviated approval pathway. Although licensure of biosimilar or interchangeable products is generally expected to require less than the full complement of product-specific pre-clinical and clinical data required for reference products, the FDA has considerable discretion over the kind and amount of scientific evidence required to demonstrate biosimilarity and interchangeability. Under section 610 of the Further Consolidated Appropriations Act, 2020, entitled “Actions for Delays of Generic Drugs and Biological Products”, generic drug and biosimilar developers may sue brand manufacturers, or generic or biosimilar manufacturers, to obtain sufficient quantities of reference product necessary for approval of the developers’ generic or biosimilar product. If a generic drug or biosimilar developer is successful in its suit, the defendant manufacturer would be required to provide sufficient quantities of product on commercially-reasonable, market-based terms and may be required to pay the developer’s reasonable attorney’s fees and costs as well as financial compensation under certain circumstances. While intended to facilitate the timely entry of lower-cost generic and biosimilar products, we cannot determine what effect this new private right of action may have on the development and approval of generic drug and biosimilar products at this time.

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

National Medical Products Administration (NMPA, formerly the China Food and Drug Administration)

In the PRC, the NMPA is the authority under the State Administration for Market Regulation (SAMR) that monitors and supervises the administration of pharmaceuticals products, medical appliances and equipment, and cosmetics. We are also subject to regulation and oversight by different levels of the Medical Products Administration and Administration of Market Regulation in China. For clinical-stage product candidates, our development activities in China can follow two purposes: (1) to obtain clinical data to support our global FDA-regulated trials as is the case for our proprietary investigational product like CID-103, and (2) to obtain clinical data to support local registration with the NMPA. For late-stage product candidates that we in-license for greater China rights, such as EVOMELA®, which has been launched, CID-103, BI-1206 and CB-5339, our development activities in China are to secure clinical trial notification, and marketing approval from the Center of Drug Evaluation (CDE) under the NMPA by conducting import drug registration. The “Law of the PRC on the Administration of Pharmaceuticals,” as last amended on August 26, 2019 and effective as of December 1, 2019, provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products in China.

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

Pre-clinical Research and Clinical Trials

For an investigational new drug application, a clinical trial approval issued from CDE was historically required to conduct clinical trials. However, since July 24, 2018, the NMPA announced to adopt a negative notification system for clinical trial approvals. In particular, if the applicant does not receive negative comments within 60 days after the CDE accepts the clinical trial application, the applicant can proceed with the clinical trial immediately based on the protocol submitted without waiting to receive an explicit clinical trial approval. Chemical generics, on the other hand, only need to undergo bioequivalent studies upon a filing for record with the NMPA. In order to apply for a clinical trial application approval to support local registration in China, a pharmaceutical company is required to conduct a series of pre-clinical research including research on chemistry, pharmacology, toxicology and pharmacokinetics of pharmaceuticals.

This pre-clinical research should be conducted in compliance with the relevant regulatory guidelines issued by the NMPA. In particular, safety evaluation research must be conducted in compliance with China’s Good Laboratory Practice (GLP). To further clarify the GLP certification requirement, the NMPA issued the Administrative Measures for the Certification of Good Laboratory Practices for Non-clinical Laboratory Studies (《药物非临床研究质量管理规范认证管理办法》) on January 19, 2023, which took effect on July 1, 2023, and pursuant to such Administration Measures, the institutions intending to carry out non-clinical safety evaluation studies in China for the purpose of drug registration applications are required to apply for the certification of GLP. The GLP certificate is valid for 5 years. Any entity without such certification must engage a qualified third party to conduct non-clinical studies.

After completion of pre-clinical studies and obtaining permission to conduct the clinical trial from the NMPA, clinical trials are generally conducted in three sequential phases that may overlap or be combined, known as Phase 1, Phase 2, and Phase 3 clinical trials, and Phase 4 clinical trials may be conducted at the post-marketing surveillance stage, in compliance with China’s Good Clinical Practice (GCP):

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

Collecting and Using Patients’ Biospecimens and Derived Data

Foreign-invested sponsors that collect and use patients’ biospecimens in clinical trials are required to file with the HGR Agency, under the National Health Commission, or the NHC.

In 2017, the Ministry of Science and Technology, or the MOST issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for collecting and using human genetic resources for the purpose of commercializing a drug or medical device in the PRC. In June 2019, the State Council of the PRC issued the Regulation on the Administration of PRC Human Genetic Resources (effective as of July 1, 2019), which formalized the approval requirements pertinent to research collaborations between Chinese and foreign-owned entities. This regulation was revised in March 2024, transferring primary regulatory authority from MOST to the NHC.

Pursuant to this new HGR Regulation, a new notification system (as opposed to the advance approval approach originally in place) was put in place for clinical trials using PRC patients’ biospecimens and data at clinical study sites without involving the export of such specimens outside of China. The notification filing must specify the type, quantity, volume size and usage of the biospecimens, among others, with the HGR Agency is required before conducting such clinical trials. The collection and use of PRC patients’ biospecimens and data in international basic research collaboration are still subject to the approval of the HGR Agency. The notification filing with the HGR Agency also applies to access to clinical study data by foreign entities.

In October 2020, the Standing Committee of the NPC promulgated the PRC Biosecurity Law, which took effect on April 15, 2021, and was amended on April 26, 2024. The PRC Biosecurity Law, the higher law to the HGR Regulation, reaffirms the regulatory requirements stipulated by the HGR Regulation while potentially increasing the administrative fines significantly in cases where foreign entities are alleged to have collected, preserved or exported Chinese human genetic resources.

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

Since the inception of negotiated reimbursement under China’s Basic Medical Insurance (BMI) system, the NHSA has led 7 rounds of NRDL negotiations, with the latest held in late October 2024. During that time, a total of 835 drugs have been newly added to the NRDL. It’s clear that despite having a reputation for excessive price pressure, the NRDL continues to play a primary role in drug commercialization in China, and for many remains a sought-after avenue for pharma firms with the right product. Including traditional Chinese medicines (TCMs), the NRDL now covers 3,159 products following the 2024 updates, including 1,765 western medicines.

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

The centralized volume-based procurement is open to all approved enterprises that manufacture drugs on the government-set procurement list in China. The NHSA organized ten rounds of volume-based procurement and tenders to this date. On December 12, 2024, the results of the tenth round of the volume-based procurement and tender were announced. All of the 62 listed products were successfully qualified to enter into a supply agreement with the group procurement organization.

Regulations on PRC Company Law

The formation, operation and management of enterprises in the PRC are governed by the Company Law of the People’s Republic of China (《中华人民共和国公司法》) (the “Company Law”), which was promulgated by the Standing Committee of the NPC (NPCSC) on December 29, 1993, effective on July 1, 1994, and subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, respectively. The Company Law also applies to foreign-invested companies. On December 29, 2023, the NPCSC further amended the Company Law, and this amendment mainly improves, optimizes and streamlines the provisions with respect to the company’s establishment and dissolution, corporate governance, capitalization management, and accountability of controlling shareholders and management personnel, and further promotes company’s social responsibilities. This amendment  took effective on July 1, 2024.

In accordance with the current regulatory framework governing foreign-invested enterprises in China, China adopts a pre-access national treatment plus negative list management system for foreign-investments. Pursuant to the provisions of the Law of the People’s Republic of China on Foreign Investment (《中华人民共和国外商投资法》),  the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition) (《外商投资准入特别管理措施（负面清单）（2024年版）》) issued by the NDRC and the Ministry of Commerce on November 1, 2024, are required to adhere to the corresponding pre-investment approval procedures, while, foreign-investments in industries not listed in the Negative List are only required to comply with registration and filing procedures as outlined in the Measures for the Reporting of Foreign Investment Information  (《外商投资信息报告办法》), which were issued by the Ministry of Commerce and the State Administration for Market Supervision and Administration on December 30, 2019, and came into effect on January 1, 2020.

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

C.	Organizational Structure

Below set forth is an organization chart of CASI as of March 28, 2025:

D.	Property, Plant and Equipment

As of March 28, 2025, our principal executive offices are located in Beijing, China, consisting of approximately 1,300 square meters of leased office space, which serves as the center of our commercial as well as general administration functions. In addition to our principal executive offices, we also leased an office in Shanghai China, consisting of approximately 150 square meters, for regional commercial functions, and in Rockville, Maryland, consisting of approximately 4,100 square feet, for US’s business development and general administration functions. CASI Wuxi leased a workshop and office space of approximately 10,000 square meters. Our offices occupy an aggregate leased area of 11,450 square meters in China and 385 square meters in United States. The lessors of our offices are independent third parties, and we plan to renew these leases from time to time as needed. We believe that our facilities are adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

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

Overview

We are a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. We are focused on acquiring, developing and commercializing products that augment our hematology oncology, autoimmune and organ transplant rejection therapeutic area focus as well as other unmet medical need. The Company is executing its plan to become a biopharmaceutical leader by launching medicines in the greater China market, leveraging its China-based regulatory, clinical and commercial competencies and its global drug development expertise.

We launched our first commercial product, EVOMELA® (Melphalan for Injection) in China in August 2019. In China, EVOMELA® is approved for use as a conditioning treatment prior to stem cell transplantation and as a palliative treatment for patients with multiple myeloma. On December 13, 2024, we received a termination process letter from Acrotech of a certain License Agreement dated September 17, 2014, between Spectrum Pharmaceuticals, Inc. and the Company granting the exclusive rights to the Company to commercialize Evomela® in China, which was later assigned to Acrotech on March 1, 2019. Acrotech alleged in this letter that the Company materially breached the License Agreement and failed to cure this breach, and the License Agreement was therefore terminated. Pursuant to the License Agreement, the Company can continue to distribute and sell Evomela® for a reasonable wind-down period not to exceed 24 months from the date of the License Agreement, so the Company does not expect any disruption to its current distribution plan for Evomela® during this period. On March 4, 2025, Acrotech filed a complaint against the Company in the New York state court in New York county, which repeats its prior allegations and demands, among other things, that the Court issue a declaratory judgment that the Company did not comply with its post-termination obligations and grant an injunction requiring the Company to fulfil such post-termination obligations. On the same day, Acrotech applied for an order to show cause with respect to a preliminary injunction. The Company categorically rejects any alleged basis of Acrotech’s purported termination of the License Agreement and believes that Acrotech’s purported termination is invalid. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings”. It is not possible at this early stage to predict how the matter would be resolved by the parties.

FOLOTYN® (Pralatrexate) is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). This product was approved by both the FDA and China’s NMPA for PTCL.

The other core hematology/oncology assets in our pipeline include:

●	CNCT19 is an autologous CD19 CAR-T investigative product (“CNCT19”) being developed by our partner Juventas for which we have exclusive world-wide co-commercial and profit-sharing rights. CNCT19 is being developed as a potential treatment for patients with hematological malignancies which express CD19 including, B-cell acute lymphoblastic leukemia (“B-ALL”) and B-cell non-Hodgkin lymphoma (“B-NHL”). CNCT19 targets CD19, a B-cell surface protein widely expressed during all phases of B-cell development and a validated target for B-cell driven hematological malignancies. CD19 targeted CAR constructs from several different institutions have demonstrated consistently high antitumor efficacy in children and adults with relapsed B-cell acute lymphoblastic leukemia (B-ALL), chronic lymphocytic leukemia (CLL), and B-cell non-Hodgkin lymphoma (B-NHL). In November 2023, the NMPA has granted market approval for Juventas' investigational cell therapy, CNCT19, for the treatment of relapsed and refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) in China. The Company is currently involved in arbitration proceedings against Juventas in relation to Juventas’ purported termination of the CNCT19 Agreements. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for further information.
●	BI-1206 In October 2020, the Company entered into an exclusive licensing agreement with BioInvent for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase I trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). CTA was approved by NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from HGRAO in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, with a goal to select the Recommended Phase 2 Dose based on early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the China Center for Drug Evaluation (“CDE”) in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022.

●	CB-5339 is a novel VCP/p97 inhibitor focused on valosin-containing protein (VCP)/p97 as a novel target in protein homeostasis, DNA damage response and other cellular stress pathways for therapeutic use in the treatment of patients with various malignancies. On March 21, 2021, we entered into an exclusive license with Cleave for the development and commercialization of CB-5339 in mainland China, Hong Kong, Macau and Taiwan. On July 18, 2023, we entered into an assignment agreement with Cleave, pursuant to which we obtained the global intellectual property rights related to CB-5339. CB-5339, an oral second-generation, small molecule VCP/p97 inhibitor, has been evaluated in a Phase 1 clinical trial in patients with acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). We submitted the CB-5339 CTA application for the multiple myeloma indication in March 2022 and received approval from the NMPA in January 2023.
●	CID-103 is a CID 103 is a full human IgG1 anti-CD38 monoclonal antibody recognizing a unique epitope that has demonstrated an encouraging pre-clinical efficacy and safety profile compared to other anti-CD38 monoclonal antibodies, and which we have exclusive global rights. CID 103 is being developed for the treatment of patients with multiple myeloma. The Phase 1 dose escalation and expansion study of CID 103, in patients with previously treated, relapsed or refractory multiple myeloma has been suspended in France and the UK. A separate IND for the R/R MM indication has been approved by the Center for Drug Evaluation (CDE) of China's National Medical Products Administration (NMPA) in June 2024. Peer-reviewed medical literature, including important articles in the New England Journal of Medicine, points to the promise of the anti-CD38 approach in organ transplant rejection and autoimmune diseases such as immune thrombocytopenia (ITP). In May 2024, we announced the clearance of IND application with the US FDA for the initiation of a phase 1/2 study of CID-103 in adults with ITP. In October 2024, the CDE approved the CTA for a phase 1/2 study of CID-103 in patients with chronic Immune Thrombocytopenia (ITP). The Chinese ITP study is part of the global study that was approved by the US FDA in May 2024. In January 2025, we announced the first patient was enrolled and dosed in the ITP trial. Furthermore, we are making steady progress towards lifting the clinical hold for the IND application for renal allograft Antibody-Mediated Rejection (AMR) in the US.
●	Thiotepa is a chemotherapeutic agent, which has multiple indications including use as a conditioning treatment for use prior to certain allogeneic haemopoietic stem cell transplants. Thiotepa has a long history of established use in the hematology/oncology setting. The Company is applying for generic registration which is subject to regulatory and marketing approvals.

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

On June 21, 2024, our board of directors received a preliminary non-binding proposal letter, or the Proposal Letter, from Dr. Wei-Wu He, our Chairman of the Board and CEO, to acquire the entire business operations of the Company in China and all license-in, distribution and related rights in Asia (excluding Japan) related to all of our pipeline products, including but not limited to EVOMELA®, FOLOTYN®, CNCT19, BI-1206, CB-5339, CID-103 and Thiotepa, for an aggregate purchase price of $40.0 million, which would include assumption of up to $20.0 million of indebtedness, or the Proposed Transaction. On June 25, 2024, our board of directors formed a special committee comprised solely of incumbent independent directors, or the Special Committee, to evaluate the transaction contemplated under the Proposal Letter and such other strategic and business alternatives available to us in respect of the our business operations in China. As of the date hereof, no decisions have been made by the Special Committee with respect to the Proposed Transaction or any alternative strategic option that we may pursue.

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Funding for Our Operations

Historically, we funded our operations primarily from financing through the issuance and sale of common stocks or ordinary shares. In recent years, we were also able to fund our operations in part with revenues generated from sales of our successfully commercialized products EVOMELA® and FOLOTYN®. However, with the continuing expansion of our business and our product pipeline, we may require further funding through public or private offerings, debt financing, collaboration, and licensing arrangements or other sources. Any fluctuation in our ability to fund our operations will impact our cash flow plan and our results of operations.

Our Ability to Commercialize Our Drug Candidates

Our business and results of operations depend on our ability to commercialize our drug candidates, once and if those candidates are approved for marketing by the respective health authority. Currently, our pipeline consists of drug candidates ranging in development status from pre-clinical to late-stage clinical programs. Although we currently have only two products approved for commercial sale, we expect to generate revenue from sales of other drug candidates after we complete the clinical development, obtain regulatory approval, and successfully commercialize such drug candidates.

Supply and distribution of EVOMELA® and FOLOTYN®

We currently rely on a single source for the supply of both EVOMELA® and FOLOTYN®. The political and economic factors may affect the economies and financial markets of many countries, which may result in a period of economic slowdown or recessions. In such an event, our ability to continue to commercialize and expand distribution of EVOMELA® and FOLOTYN® could be adversely affected if the supplier refuses or is unable to provide products for any reason (including the occurrence of an event that makes delivery impractical). We would have to work with Acrotech to negotiate an agreement with a substitute supplier, which, assuming a substitute supplier was available, would likely interrupt the manufacturing of EVOMELA® and FOLOTYN®, cause supply chain delays and increase costs. On December 13, 2024, we received a termination process letter from Acrotech of the relevant exclusive license agreement. Acrotech alleged in such letter that we materially breached the license agreement and failed to cure such breach, and the license agreement was therefore terminated. Pursuant to the license agreement, we can continue to distribute and sell EVOMELA® for a reasonable wind-down period not to exceed 24 months, so we do not expect any disruption to its current distribution plan for EVOMELA® during such period.

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

Operating Costs and Expenses

Costs of revenues. Costs of revenues consists primarily of the cost of inventories and sales-based royalties related to the sale of EVOMELA® and FOLOTYN®, amortization of the intangible asset (License of FOLOTYN®), and write down of inventories to their net realizable value.

Research and Development Expenses. Research and development (R&D) expenses consist primarily of compensation and other expenses related to research and development personnel, research collaborations, costs associated with internal and contract pre-clinical testing and clinical trials of our product candidates, including the costs of drug substance and drug product, regulatory maintenance costs of ANDAs, facilities expenses, and amortization expense of acquired ANDAs.

General and Administrative Expenses. General and administrative expenses include compensation and other expenses related to executive, finance, business development and administrative personnel, professional services, investor relations and facilities, and amortization expense of acquired license right of FOLOTYN® before its launch.

Selling and Marketing Expenses. Selling and marketing expenses are the direct costs related to the sales of EVOMELA® and FOLOTYN®, such as sales force salaries, bonuses, advertising, and other marketing efforts.

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

China

Generally, our PRC subsidiaries and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws at a rate of 25%.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiary incorporated in Hong Kong are subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%), whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

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

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, right of use (“ROU”) assets and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances (“triggering events”) indicate that the carrying amount of an asset or asset group may not be recoverable. We identify triggering events and performs impairment testing at asset group level which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As of December 31, 2024, our asset groups consist of manufacturing asset group and non-manufacturing asset group.

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

When identifying triggering events for the manufacturing asset group, the assessment of expected operating results associated with the use of asset group and changes in the industry conditions may represent a triggering event required critical estimates and judgments. We consider historical information and currently available public information, including industry reports and publicly available market data for competitive products

If circumstances require an asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset group to its carrying value. If the carrying value of the asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total net revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	Years Ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues:
Product sales	28,537	100.0	33,879	100.0	38,047	88.3
Sublicensing revenue from a related party	—	—	—	—	5,000	11.6
Lease income from a related party	—	—	—	—	60	0.1
Total revenues	28,537	100.0	33,879	100.0	43,107	100.0
Total costs of revenues	(17,391)	(60.9)	(13,827)	(40.8)	(15,827)	(36.7)
Gross Profit	11,146	39.1	20,052	59.2	27,280	63.3
Operating income (expenses):
Research and development	(8,917)	(31.2)	(9,861)	(29.1)	(15,996)	(37.1)
General and administrative	(23,577)	(82.6)	(25,387)	(74.9)	(23,449)	(54.4)
Selling and marketing	(17,866)	(62.6)	(16,450)	(48.6)	(14,326)	(33.2)
Other operating income	2	0.0	6,366	18.8	—	—
Gain (loss) on disposal of long-lived assets	479	1.7	—	—	(2,058)	(4.8)
Foreign exchange gain (loss)	(192)	(0.7)	200	0.6	3,241	7.5
Impairment of intangible assets	(696)	(2.4)	—	—	(8,724)	(20.2)
Total operating expenses	(50,767)	(177.9)	(45,132)	(133.2)	(61,312)	(142.2)
Loss from operations	(39,621)	(138.8)	(25,080)	(74.0)	(34,032)	(78.9)
Non-operating income (expense):
Interest expense	(871)	(3.1)	(15)	(0.1)	(62)	(0.1)
Interest income	539	1.9	629	1.9	189	0.4
Other income	188	0.7	764	2.3	44	0.1
Change in fair value of investments	1,696	5.9	(581)	(1.7)	(8,895)	(20.6)
Gain from sale of an equity investment	—	—	—	—	5,325	12.4
Impairment loss of long-term investments	—	—	(2,009)	(5.9)	—	—
Loss before income tax benefit (expense) and share of net loss in an equity investee	(38,069)	(133.4)	(26,292)	(77.6)	(37,431)	(86.8)
Income tax benefit (expense)	—	—	81	0.2	(1,980)	(4.6)
Share of net loss in an equity investee	(1,189)	(4.2)	(48)	(0.1)	(846)	(2.0)
Net loss	(39,258)	(137.6)	(26,259)	(77.5)	(40,257)	(93.4)

Revenues

Product Sales

Revenue was US$28.5 million for the year ended December 31, 2024, compared to US$33.9 million for the year ended December 31, 2023. Revenues decreased by 15.8% in the year ended December 31, 2024, as compared to 2023. In 2024, the Company’s business faced a challenging external environment, especially more intensified competition from a domestically produced injectable melphalan product, which is the direct competitor of the Company’s main product and led to the decrease in the Company’s sales revenue.

Revenue was US$33.9 million for the year ended December 31, 2023, compared to US$38.0 million for the year ended December 31, 2022. Revenues decreased by 11% in the year ended December 31, 2023, as compared to same period in 2022. In 2023, the Company’s business faced a challenging external environment. The decrease of EVOMELA® sales was mainly attributable to the launch of generic formulation of melphalan for injection product by a Chinese domestic manufacturer.

Sublicensing revenue

Sublicensing revenue was nil for the years ended December 31, 2024 and 2023.

In 2022, the Company received an upfront payment of US$5.0 million from PAT and recognized it as sublicensing revenue based on the sublicense agreement entered into between the Company and PAT in May 2022.

Lease Income

Lease income was nil for the years ended December 31, 2024 and 2023. Lease income was US$60,000 for the year ended December 31, 2022.

Operating Expenses

Costs of Revenues

Costs of revenues were US$17.4 million for the year ended December 31, 2024, as compared to US$13.8 million for the year ended December 31, 2023, representing an increase of 26.1%. The increase in costs of revenues was mainly attributable to (i) US$4.8 million increase in write-down of inventories; and (ii) US$0.8 million increase in amortization of FOLOTYN® license right. Direct costs of revenues as a percentage of EVOMELA® sales for 2024 and 2023 were 41% and 41%, respectively, which were stable. Direct costs of revenues as a percentage of FOLOTYN® sales for 2024 was 76%. The higher cost of revenues as a percentage of FOLOTYN® sales was mainly attributed to that the market is relatively small and that the Company faced a fierce competition from certain local competitors.

Costs of revenues were US$13.8 million for the year ended December 31, 2023, as compared to US$15.8 million for the year ended December 31, 2022, representing a decrease of 12.6%. The decrease in costs of revenues primarily resulted from the decreased sales of EVOMELA®. Costs of revenues as a percentage of EVOMELA® sales for 2023 and 2022 were 41% and 42%, respectively, which were stable.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2024 were US$8.9 million, compared with US$9.9 million for the year ended December 31, 2023. The decrease in R&D expenses was primarily attributable to decreased amortization expenses of six ANDAs that were fully amortized as of December 31, 2023.

Research and development expenses for the year ended December 31, 2023 were US$9.9 million, compared with US$16.0 million for the year ended December 31, 2022. The decrease in R&D expenses primarily due to decrease in CID-103 as we incurred less laboratory tests and decrease in the research and development costs of generic pharmaceuticals in Wuxi manufacturing facility.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2024 were US$23.6 million, compared with US$25.4 million for the year ended December 31, 2023. The decrease in general and administrative expenses was primarily attributable to lower share-based compensation expenses.

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

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2024, were US$17.9 million, compared with US$16.5 million for the year ended December 31, 2023. The increase was primarily due to increased labor cost.

Selling and marketing expenses for the year ended December 31, 2023, were US$16.5 million, compared with US$14.3 million for the year ended December 31, 2022. The increase was primarily due to increased travel and conference expenses incurred for our commercial activities after the Chinese health authority cancelled the stringent COVID-19 controlled measure in December 2022.

Other Operating Income

Other operating income for the year ended December 31, 2024 were US$2,000.

Other operating income for the year ended December 31, 2023, were US$6.4 million, mainly consisted of a US$4.4 million reimbursement from PAT for certain labor cost and certain pre-clinical and clinical service incurred in previous years, a US$1.3 million refund from Pharmathen Global BV with respect to the termination of the exclusive distribution license agreement of product Octreotide LAI, and a US$0.6 million reimbursement from ESTEVE for certain costs of clinical trials for the registration of Thiotepa in China.

There was no other operating income for the years ended December 31, 2022.

(Gain) loss on disposal of long-lived assets

Gain on disposal of assets for the year ended December 31, 2024 was US$0.5 million. The gain was mainly attributable to the sale of our six ANDAs, which were fully amortized as of December 31, 2023.

There was no gain or loss on disposal of long-lived assets for the years ended December 31, 2023.

Loss on disposal of long-lived assets for the year ended December 31, 2022 was US$2.1 million. The loss was primarily from the return of the Wuxi land use right. In December 2022, we returned the Wuxi land use right to the local government for an amount equivalent to the payment for the land use right. Meanwhile, all construction in progress on the land was disposed. The Company recorded a total disposal loss of US$2.2 million on these assets.

Foreign exchange gain (loss)

The Company had a foreign exchange loss of US$0.2 million, a foreign exchange gain of US$0.2 million and a foreign exchange gain of US$3.2 million for the years ended December 31, 2024, 2023, and 2022, respectively. The foreign exchange gain (loss) was primarily attributed to accounts receivable with CRPCGIT and CNMC, and USD denominated cash accounts that are held by our Chinese subsidiaries and RMB denominated cash accounts that are held by CASI Cayman. The fluctuation is mainly due to the exchange rate of RMB against USD fluctuation.

Impairment of intangible assets

In the fourth quarter of 2024, due to lower-than-expected market condition of FOLOTYN®, the Company determined that the carrying value of the intangible asset of FOLOTYN® license was not recoverable and should be impaired. The Company recognized an impairment loss of $0.7 million in its consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

There was no impairment of intangible assets for the years ended December 31, 2023.

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

Non-Operating Items

Interest Expense and Interest Income

Interest expense for the year ended December 31, 2024, 2023 and 2022 was US$0.9 million, US$15,000 and US$62,000. The amount in 2024 was mainly attributed to the interest expense generated from Wuxi LP’s borrowing.

Interest income for the year ended December 31, 2024, 2023 and 2022 was US$0.5 million, US$0.6 million and US$0.2 million. Interest income was mainly consisted of interest earned for cash and cash equivalents.

Other income

Other income for the year ended December 31, 2024 was US$0.2 million, compared with US$0.7 million for the year ended December 31, 2023. Other income in 2024 was mainly consisted of local tax refund and local government grant.

Other income for the year ended December 31, 2023 was US$0.7 million, compared with US$44,000 for the year ended December 31, 2022. The increase was mainly attributable to a US$0.5 million income recognized from the repayment and termination of the convertible promissory note issued by Cleave to us, and a US$0.3 million government grant.

Change in fair value of investments

The change in fair value of investments for the years ended December 31, 2024, 2023 and 2022 was a gain of US$1.7 million, a loss of US$0.6 million and a loss of US$8.9 million, respectively. The changes represent gains or losses on the Company’s investments in equity securities and long-term investment. The changes were mainly consisted of the fluctuations in the market price of ordinary shares of two publicly traded companies invested by us, i.e. MaxCyte Inc. and BioInvent; changes in 2022 also include a change in fair value of a convertible loan to Cleave based on our best estimation by using the discounted cash flow method.

Gain from sale of an equity investment

There was no gain from sale of equity investments for the years ended December 31, 2024 and 2023.

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

Impairment loss of long-term investments

There was no impairment loss of long-term investments during the years ended December 31, 2024 and 2022.

Impairment loss of long-term investments for the year ended December 31, 2023 was US$2.0 million relating to the investment in PAT.

Income tax expense

There was no income tax expense during the year ended December 31, 2024.

The Company had an income tax benefit of US$81,000 for the year ended December 31, 2023, which was attributable to the difference between the income tax provision for the year ended December 31, 2022 and the final tax return.

In relation with gain from the sale of Juventas, CASI Biopharmaceuticals recognized income tax expense of US$2.0 million for the year ended December 31, 2022.

Share of net loss in equity investee

In May 2022, CASI China entered into an agreement for the investment in PAT in the amount of RMB 20.0 million (approximately $3.0 million) in cash during PAT’s first equity financing. CASI China has paid all the consideration in June 2022. Upon consummation of such equity financing, CASI China held 15% equity interests of PAT and one of the three board seats. CASI China recognized losses of US$48,000 and US$0.8 million for the years ended December 31, 2023 and 2022, respectively.

In July 2024, CASI China entered into an agreement to purchase 19.8876% equity interests of PAT held by a third-party investor. The total consideration is RMB 28.4 million (approximately $3.9 million) plus interest and will be paid in three installments, CASI China paid the first installment of RMB 10.0 million (approximately $1.4 million) in August 2024. As PAT has not established its own business and operation team and therefore does not qualify as a business. CASI allocated the cost of the equity interests of $1.2 million to in-process research and development (“IPR&D”) under the asset acquisition principles and immediately recorded the same amount in the share of net loss in an equity investee in its consolidated statements of operations and comprehensive loss as the IPR&D has no alternative future use.

B.	Liquidity and Capital Resources

The Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, our recurring operating losses raise substantial doubt about our ability to continue as a going concern.

Since our inception in 1991, we have incurred significant losses from operations and, as of December 31, 2024, had incurred an accumulated deficit of $700.1 million. For the year ended December 31, 2024, we had a net loss of $39.3 million and a cash outflow for operating activities of $29.2 million. As of December 31, 2024, we had net current assets of $3.1 million. We also entered into an agreement with Precision Autoimmune Therapeutics Co., Ltd., (“PAT”) and one of the investors of PAT, to purchase 19.8876% equity interest of PAT from the investor. The total consideration is RMB 28.4 million (approximately US$ 3.9 million) plus interest and will be paid in three installments. CASI China paid RMB 10.0 million (approximately US$ 1.4 million) in August 2024. The remaining two installments will be paid in 2025. Therefore, we will require additional liquidity to continue our operations over the next 12 months.

Historically, we have relied principally on proceeds from equity financing and bank borrowings to finance our operations and business expansion. We have evaluated plans to continue as a going concern which include, but are not limited to, (i) exploring opportunities for further equity financing (ii) reducing discretionary capital and operating expenses (iii) negotiate with creditor to ease the credit terms (iv) obtaining additional facilities from banks or other financial institutions, and (v) sale of assets or licenses on hand. Notwithstanding this, we may be unable to access further equity or debt financing when needed. As such, there can be no assurance that we will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The Financial Statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
	US$	US$	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(29,224)	(19,967)	(21,088)
Net cash provided by (used in) investing activities	11,244	(9,673)	31,159
Net cash provided by (used in) financing activities	15,434	(907)	(3,267)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,069)	518	1,604
Net increase (decrease) in cash and cash equivalents	(3,615)	(30,029)	8,408
Cash and cash equivalents at beginning of the year	17,083	47,112	38,704
Cash and cash equivalents at end of the year	13,468	17,083	47,112

Operating activities

Our net cash used in operating activities was US$29.2 million in 2024. In 2024, the principal items accounting for the difference between our net cash used in operating activities and our net loss of US$39.3 million, resulted from adjustments for non-cash items totaled US$9.3 million, which mainly consisted of write-down of inventories and impairment of intangible asset of US$5.5 million, depreciation and amortization expenses of US$2.3 million, and share-based compensation expense of US$1.3 million.

Our net cash used in operating activities was US$20.0 million in 2023. The decrease in operating cash flow in amount of US$1.1 million compared to 2022 was mainly attributable to decreased research and development expenditures as we incurred less laboratory tests for our pipeline products and generic pharmaceuticals. In 2023, the principal items accounting for the difference between our net cash used in operating activities and our net loss of US$26.3 million, resulted from (i) adjustments for non-cash items totaled US$14.1 million, which mainly consisted of share-based compensation of US$7.2 million, depreciation and amortization expenses of US$3.7 million, and impairment of a long term investment of US$2.0 million, and partially offset by (ii) changes in operating assets and liabilities in the total amount of US$7.8 million.

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

Investing activities

Net cash provided by investing activities was US$11.2 million in 2024, which was primarily attributable to net proceeds from sales or maturity of short term investments of US$11.9 million.

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

Financing activities

Net cash provided by financing activities was US$15.4 million in 2024, which was attributable to the proceeds from issuance of ordinary shares of US$15.0 million.

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

Capital Expenditures

We had capital expenditures of US$0.2 million, US$2.2 million and US$5.6 million in 2024, 2023 and 2022, respectively.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2024:

	Payments Due by Period
	Total	2025	2026	2027	2028	2029	Thereafter

	(US$ in thousands)
Contractual Obligations:
Lease obligations	4,029	1,343	1,237	854	340	255	—
Long term borrowing, dividends payable and interests payable	21,249	20,234	1,015	—	—	—	—

In conjunction with the FOLOTYN® Assignment Agreement and Payment Agreement entered into in July 2023, in addition to the $2 million upfront payment already paid in 2023, the Company is responsible for certain contingent Deferred Payments up to $10.0 million to MICL and certain contingent payment up to $750,000 to Acrotech. As of December 31, 2024, none of these contingent payments are considered probable based on the uncertainties of the successful renewal of the drug license in China.

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

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Warrants

The Company issued certain shares of common stock with accompanying warrants to certain institutional investors, accredited investors and existing stockholders. All those warrants were equity classified and expired in March 2023.

On June 26, 2024, the Company entered into Subscription and Purchase Agreements with certain investors. On July 15, 2024, the transaction contemplated under such agreements closed, pursuant to which the Company issued pre-funded warrants to purchase 1,980,000 ordinary shares to two investors at an issuance price of US$4.9999 (with an exercise price of US$0.0001). Such warrants can be held until exercised in full, for which a net exercise is allowed.

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

The following table summarizes our research and development expenses by product candidates for the year of 2024:

Year ended
December 31,
2024
(US$ in thousands)
CID‑103	3,494
ANDAs	739
BI‑1206	666
EVOMELA®	331
Generic pharmaceuticals	224
Thiotepa	191
CB-5339	74
Others	219
Unallocated research and development expenses
Labor cost	2,768
Depreciation and amortization	18
Others	193
Total research and development expenses	8,917

D.	Trend Information

In 2024, the Company’s business faced a challenging external environment, and the launch of an undifferentiated generic formulation of melphalan for injection product by a Chinese domestic manufacture caused decrease of EVOMELA® sales. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — B. Operating Results — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Officer Appointees	Age	Position/Title
Wei-Wu He, Ph.D.	60	Chairman of the board of directors and CEO
Y. Alexander Wu, Ph.D.	62	Independent Director
Zhenbo Su	49	Independent Director
Thomas Folinsbee	58	Independent Director
Xuebo Zeng	40	Independent Director
Alexander A. Zukiwski, MD	66	Global Chief Medical Officer
Hai Huang	56	Global Chief Commercial Officer
Chunhua Wang	53	Chief Operation Officer
Daniel Lang	58	Chief Financial Officer
Wei (Larry) Zhang	65	Senior Vice President
Kun Qian	43	Global Controller
Wei Gao	43	General Counsel

Wei-Wu He, Ph.D. Dr. He has served as chairman of the board of directors and CEO of CASI since April 2, 2019. Dr. He served as executive chairman of our Company from February 23, 2018 to April 2, 2019, as chairman to the board of directors of our Company from May 2013 to February 23, 2018, and as executive chairman from February 2012 to May 2013. Dr. He has been serving as executive chairman of Human Longevity Inc. (a privately-held biotechnology firm specializing in combining DNA sequencing with machine learning) since July 2019. He also is the founder and general partner of Emerging Technology Partners, LLC, a life sciences focused venture fund established in 2000. Dr. He has been involved in founding or funding over 20 biotech companies throughout his career, some of which went on to be acquired by significantly larger firms. In the earlier part of his career, Dr. He was one of the first few scientists at Human Genome Sciences, and prior to that, was a research fellow at Massachusetts General Hospital and Mayo Clinic. Dr. He is an author to more than 25 research publications and inventor of over 30 issued patents. Dr. He received his Ph.D. from Baylor College of Medicine and MBA from The Wharton School of University of Pennsylvania.

Y. Alexander Wu, Ph.D. Dr. Wu has been a director of CASI since April 2013. From 2006 to 2017, Dr. Wu was co-founder and chief executive officer of Crown Bioscience, Inc., a drug discovery and pre-clinical research organization in the oncology sector with over 600 employees, which was acquired by JSR for over US$400 million in 2017. Before co-founding Crown Bioscience, Dr. Wu was chief business officer of Starvax International Inc., a biopharmaceutical R&D company focusing on the development of novel therapeutic drugs for the treatment of infectious disease and cancer. Prior to Starvax, he was the head of Asian Operations with Burrill & Company, a life science venture capital and merchant bank. Dr. Wu also co-founded and was chief operating officer of Unimicro Technologies, a life science instrumentation company. He started his career with Hoffmann-La Roche, where he was manager of business development and strategic planning. Dr. Wu obtained his B.S. in biochemistry from Fudan University, China, a M.S. in biochemistry from the University of Illinois, and a Ph.D. in molecular cell biology and MBA from the University of California, Berkeley.

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

Daniel Lang, MD. Dr. Lang joined CASI in July 2024 as Chief Financial Officer and Senior Vice President of CASI Pharmaceuticals, Inc. Dr. Lang has more than 30 years of experience as a physician scientist, investor, and biotech executive. He is a cardiologist by training from UCSF, followed by 20 years of investment experience as a portfolio manager at Farallon Capital and Chief Investment Officer at RS Investments Value Group. Most recently, he was the President of Athenex cell therapy division and led clinical development of the NKT cell platform. He completed his cardiology fellowship at UCSF and Gladstone Cardiovascular Research Institute. He obtained his MD degree from Cornell University Medical College and BA in Chemistry from Cornell University.

Wei (Larry) Zhang. Mr. Zhang joined CASI in September 2018 as president of CASI (Beijing) Pharmaceuticals Co., Ltd., now known as CASI Pharmaceuticals (China) Co., Ltd. (“CASI China”), which is a subsidiary of CASI, and his role expanded to president and principal financial officer of CASI in September 2019. Mr. Zhang was re-appointed as a Senior Vice President in September 2024 due to our adjustment to the management positions and removal of president role. Mr. Zhang has more than 20 years management experience in the healthcare and biopharmaceutical industries in the U.S., Asia Pacific, and China. Prior to joining CASI’s Beijing office, Mr. Zhang was vice president, head of public affairs and corporate responsibility at Novartis Group (China) focusing on the public affairs/public relations strategy including initiating Novartis’ China policy focusing on NMPA new drug approval reform, IP protection, generic quality consistency evaluation and new regulations on biosimilars. From 2011 to 2016, he was chief executive officer  of Sandoz Pharmaceutical (China), a Novartis Company. Mr. Zhang has also held executive leadership roles with Bayer Healthcare and Baxter International Corporation in the U.S. and Asia Pacific. He holds a bachelor and master degree in nuclear physics from University of Science & Technology of China, an MBA in marketing/finance from the University of California at Los Angeles (UCLA), and received Ph.D. training in political science from University of Utah.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid or accrued an aggregate of US$4.1 million in salary and bonus, and other benefits to directors and officers. We have set aside or accrued US$0.4 million to provide pension, retirement or other similar benefits to directors and officers, we also recognized share-based compensation expense of US$0.8 million in relation with our directors and officers. Our China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.

Share Incentive Plans and CEO Plan

CASI Cayman succeeded to the interests of CASI Delaware following a redomicile merger pursuant to an agreement and plan of merger dated as of January 31, 2023 (the “Merger Agreement”) between CASI Cayman and CASI Delaware. Pursuant to the Merger Agreement, CASI Delaware merged with and into CASI Cayman, with CASI Cayman surviving the merger and each issued and outstanding shares of CASI Delaware’s common stock being converted into the right to receive one ordinary share of CASI Cayman. In addition, CASI Cayman assumed CASI Delaware’s existing obligations with respect to all outstanding options to purchase shares of CASI Delaware’s common stock and all other outstanding equity awards granted to directors, employees and consultants under CASI Delaware’s 2011 Long-Term Incentive Plan, 2021 Long-Term Incentive Plan and 2024 Long-Term Incentive Plan, and certain other non-plan stock options to provide for the issuance of an equal number of CASI Cayman’s ordinary shares rather than the common stock of CASI Delaware upon the exercise of the awards, under the same terms and conditions.

As of December 31, 2024, the Company has three share incentive plans, the 2011 Long Term Incentive Plan, the 2021 Long Term Incentive Plan and the 2024 Long Term Incentive Plan (as amended and collectively, the “Share Incentive Plans”). The Share

Incentive Plans are adopted to attract and retain the best available personnel, provide additional incentives to employees, directors, officers, and consultants and promote the success of our business. In June 2019, the Company’s stockholders approved an amendment to the 2011 Long-Term Incentive Plan (the “2011 Plan”), increasing the number of shares of common stock reserved for issuance from 2,023,000 to 2,523,000 to be available for grants and awards. In June, 2021, the 2021 Long-Term Incentive Plan (the “2021 Plan”) was approved by the Company’s stockholders. The maximum number of shares of common stock that are available for grants and awards equals to 2,000,000 shares of stock, which includes 1,072,667 shares of common stock remaining under the 2011 Plan as of April 12, 2021. In addition to the Share Incentive Plans, (1) on June 20, 2019, CASI stockholders approved a grant of share options to Dr. He at the 2019 annual meeting, under the terms of which, Dr. He received a share option covering 400,000 shares of common stock, at an exercise price of US$28.50, vesting upon the earlier of (i) the completion of a transformative event by CASI as determined at the discretion of CASI’s compensation committee and (ii) April 2, 2021, the second anniversary of the date of his appointment as CEO of CASI, and (2) on June 15, 2021, the board of directors of CASI approved a grant of share options to Dr. He which consists of 400,000 shares time-based and 400,000 shares performance-based share options (the “CEO Plan”).

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

In July 2024, our board of directors adopted the 2024 Long-term Incentive Plan (the “2024 Plan”), pursuant to which the number of ordinary shares reserved for issuance was 2,000,000, and certain modification to the terms of the CEO Plan, pursuant to which certain performance targets for the performance-based share options were modified.

As of March 21, 2025, there were a total of 476,842,343 ordinary shares remain available for issuance, and share options in respect of 3,560,120 ordinary shares under the Share Incentive Plans and the CEO Plan are outstanding, the weighted average exercise price of which is US$3.32.

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

The following table includes certain information with respect to the value of all unexercised options previously awarded to our directors and executive officers as of March 21, 2025.

	Ordinary Shares	Option	Option
	Underlying	Exercise	Expiration
Name and Principal Position	Options Granted	Price ($)	Date
Wei-Wu He, Ph.D.,	280,000	$1.93	4/27/2031~5/12/2033
Wei (Larry) Zhang,	330,000	$1.93	9/1/2028~5/12/2033
Zukiwski, Alexander Anthony, M.D.	176,000	$1.93	4/3/2027~5/12/2033
Hai Huang	280,000	$2.67~6.61	1/29/2024~6/18/2034
Chunhua Wang	235,000	$1.93~5.78	3/19/2028~11/6/2034
Y. Alexander Wu, Ph.D.	*	$1.93~3.59	6/15/2031~6/26/2034
Daniel Lang, MD	400,000	$7.00	7/29/2034
Kun Qian	*	$1.93~5.78	3/30/2032~11/6/2034
Wei Gao	*	$1.93~5.78	6/18/2031~11/6/2034
Thomas Folinsbee	*	$1.93~3.59	4/14/2033~6/26/2034
Xuebo Zeng	*	$1.93~2.67	4/14/2033~6/18/2034
Zhenbo Su	*	$1.93~2.67	4/14/2033~6/18/2034

* Aggregate number of shares represented by all grants of options to the person account for less than 1% of our total outstanding ordinary shares.

As of March 21, 2025, other employees as a group hold 1,148,744 options to purchase ordinary shares of our Company, with exercise prices ranging from US$1.93 to US$42.7 per share.

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

Employment Agreements and Indemnification Agreements

Each of our officer is a party to an employment agreement with the Company, the terms of which may vary based on the circumstances. Under most agreements, the employment of each officer is for a specified time period, and may be terminated for cause, at any time and without advance notice or compensation, for certain acts of the officer, such as material failure to perform and discharge duties and responsibilities, misconduct that is materially and significantly injurious to the Company, conviction of a felony involving the personal dishonesty or moral turpitude, and material breach of obligations under the employment agreement. The employment may also be terminated without cause upon 30-days advance written notice. The officer may resign at any time with 30-days advance written notice.

Most officers of the Company have agreed that during the employment term and at all times thereafter, such officer shall not, without the written consent of the Company, or except as required by applicable law, disclose to any person, other than a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the officer of his or her duties as an officer of the Company, any material confidential information obtained by such officer while in the employ of the Company with respect to the businesses of the Company or any of its subsidiaries, including but not limited to, operations, pricing, contractual or personnel data, products, discoveries, improvements, trade secrets, license agreements, marketing information, suppliers, dealers, principles, customers, or methods of distribution, or any other confidential information the disclosure of which the officer knows, or in the exercise of reasonable care should know, will be damaging to the Company.

In addition, most officers of the Company have agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year or six months, depending on the nature of the termination, following the last date of employment. Specifically, each officer has agreed not to as an individual, principal, agent, employee, consultant or otherwise, directly or indirectly, or with respect to any company or entity with which the Company has concluded partnership, licensing, joint research and development or other similar business agreements during his employment with the Company, render any services to any firm or company or any division or subsidiary of any firm or company, engaged in the development or commercialization of compounds, analogs or derivatives of those compounds that (a) are of a similar type, that is, small molecules, (b) have more than one mechanism of action and cellular pathway in common with; and (c) are within the same field (i.e. oncology or inflammation) as, those being developed and or commercialized by the Company during the Term (“Competing Company”). In addition, for an additional period of six (6) months after the six-month period set forth above, the officer only may provide services to such a Competing Company if such officer does not work on, or furnish confidential information regarding, any matter related to such compounds defined above. Moreover, for a period of twelve (12) months after the termination of such officer’s employment with the Company, officers shall not take any action, without the prior written consent of the Company, to assist his or her successor employer or any other entity in recruiting or hiring any other employee who was an employee of the Company during such officer’s employment.

The Company has entered into indemnification agreements with each of its director and officer. Under these agreements, the Company agrees to indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of the Company.

The Company also has obligations under a Change-in-control Agreement entered by and between us and Dr. Alexander A. Zukiwski, MD, which was later amended. The agreement provides for certain benefits either upon an involuntary termination of employment, other than for cause, or resignation for “good reason,” upon a “Triggering Event.” A Triggering Event includes a merger of the Company with and into an unaffiliated corporation if we are not the surviving corporation or the sale of all or substantially all of the Company’s assets. “Good reason” generally means any material diminution or change in salary, responsibilities or title; relocation to an office more than 50 miles from Company headquarters or office; a failure to continue health benefits; a failure to pay deferred compensation due under any plan; or the failure to honor any material aspect of the employment agreement. The benefits to be received by Dr. Zukiwski, in the event his employment is terminated after a Triggering Event occurs, include: (i) receipt of a lump sum severance payment equal to Dr. Zukiwski’s then current annual salary and the average of the two prior year’s bonuses; (ii) pro rata current year bonus; (iii) continuation of life, health and disability benefits for twelve months after the termination of employment and (iv) in accordance with the terms of Dr. Zukiwski’s option agreement, all outstanding options would accelerate and become immediately exercisable.

D.	Employees

We had 224, 243 and 233 employees as of December 31, 2022, 2023 and 2024, respectively. The majority of our employees are located in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

As of December 31, 2024
Function:
Management and General Administration	31
Medical, Clinical and Registration	19
Commercial	141
Manufactory, Quality Control, Research and Development	42
Total	233

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

We enter into standard employment with confidentiality and non-compete arrangements with most of our senior management and certain core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year or six months

We believe that we maintain a good working relationship with our employees. None of our management or employees are represented by labor unions.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 21, 2025 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 15,492,681 ordinary shares outstanding as of March 21, 2025.

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

	Amount and
	Nature of	Percentage of
	Beneficial	Ordinary Shares
	Ownership	Outstanding***
Directors and Officer Appointees:**
Wei-Wu He, Ph.D.(1)	3,377,891	21.5%
Y. Alexander Wu, Ph.D. (2)	*	*
Zhenbo Su (3)	*	*
Thomas Folinsbee (4)	*	*
Xuebo Zeng (5)	*	*
Daniel Lang(6)	—	—
Alexander A. Zukiwski, MD(7)	*	*
Chunhua Wang(8)	*	*
Hai Huang(9)	*	*
Wei (Larry) Zhang(10)	235,349	1.5%
Kun Qian(11)	*	*
Wei Gao(12)	*	*
All Directors and Officers as a Group	4,061,047	24.8%
Principal Shareholders:
Entities Affiliated with Venrock Healthcare Capital(13)	1,622,954	9.9%
Foresite Capital Fund VI LP(14)	1,573,699	9.9%
James Huang(15)	1,435,000	9.2%
Emerging Technology Parterns, LLC(16)	1,097,341	7.1%
Sparkle Byte Limited(17)	1,019,852	6.6%
IDG-Accel China and affiliated entities(18)	915,850	5.9%
Wealth Strategy Holding Ltd(19)	908,788	5.9%

*	Less than 1% of our total outstanding shares.
**

Dr. Alexander A. Zukiwski, MD’s business address is 9620 Medical Center Drive, Suite 300, Rockville, MD 20850. Daniel Lang and Wei (Larry) Zhang’s business address is 601 Gateway Blvd, Suite 1250, South San Francisco, CA. The business address of all other directors and officers of the Company is 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road Chaoyang District, Beijing, 100025, People’s Republic of China.

*** None of the Company’s major shareholders have different voting rights than other holders of the Company’s ordinary shares.

(1)

Includes: (i) 1,910,550 ordinary shares held by Dr. He, (ii) 44,107 ordinary shares directly held by Emerging Technology Partners, LLC, (iii) 753,234 ordinary shares beneficially held by ETP Global Fund. L.P., (iv) 300,000 ordinary shares beneficially held by ETP BioHealth III Fund, L.P., (v) 100,000 ordinary shares beneficially owned by HE Family GRAT, (vi) 50,000 ordinary shares beneficially owned by Huiying Memorial Foundation, and (vii) 220,000 ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025. Beneficial ownership is based on the books and records of the Company and based in part on an eighth amendment to Schedule 13D filed on August 12, 2024. Emerging Technology Partners, LLC (“ETP”), a Delaware limited liability company, is the general partner of ETP Global Fund L.P. (“ETP Global”), a Delaware limited partnership. ETP also is the general partner of ETP BioHealth III Fund, L.P. (“ETP BioHealth”), a Delaware limited partnership. Dr. He is founder and managing partner of each of ETP and ETP Global. HE Family GRAT is a grantor retained annuity trust organized under the law of Nevada for the benefit of Dr. Wei-Wu He’s family members, and Dr. Wei-Wu He is the trustee of HE Family GRAT. Huiying Memorial Foundation is a 501(c)(3) private family foundation and Dr. He is a member of the board of trustees and an officer of the Huiying Memorial Foundation. Dr. He does not participate in the investment decisions of the Foundation with respect to CASI’s ordinary shares and disclaims beneficial ownership of CASI’s ordinary shares held by Huiying Memorial Foundation.

(2)	Represents ordinary shares and ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025.
(3)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025.
(4)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025.
(5)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025.
(6)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025..
(7)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025.
(8)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025.
(9)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025.
(10)	Includes: (i) 2,015 ordinary shares and (ii) 233,334 ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025.

(11) Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025.

(12)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of March 21, 2025.

(13) Based on the registration statement on a Form F-3 filed with SEC on August 16, 2024 (File No. 333-281621), such ordinary shares includes (i)(a) 1,237,500 ordinary shares held by Venrock Healthcare Capital Partners EG, L.P. (“VHCP EG”) purchased in the PIPE transaction in July 2024, including 412,500 ordinary shares held by VHCP EG and 825,000 ordinary shares issuable upon the exercise of warrants held by VHCP EG and (b) 318,526 ordinary shares held by VHCP EG; (ii)(a) 238,650 ordinary shares held by Venrock Healthcare Capital Partners III, L.P. (“VHCP III”) purchased in the PIPE transaction in July 2024, including 79,550 ordinary shares held by VHCP III and 159,100 ordinary shares issuable upon the exercise of warrants held by VHCP III and (b) 61,427 ordinary shares held by VHCP III; and (iii)(a) 23,850 ordinary shares held by VHCP Co-Investment Holdings III, LLC (“VHCP Co-Invest III”) purchased in the PIPE transaction in July 2024, including 7,950 ordinary shares held by VHCP Co-Invest III and 15,900 ordinary shares issuable upon the exercise of warrants held by VHCP Co-Invest III and (b) 6,137 ordinary shares held by VHCP Co-Invest III. Pursuant to the terms of the warrants, no warrant may be exercised if and to the extent that, as a result of the exercise, the holder, together with its affiliates and any other persons acting as a group together with the holder or its affiliates, would beneficially own greater than 9.99% (the “Maximum Percentage”) of the total number of ordinary shares outstanding immediately following the exercise of such warrant; provided that the holder of a warrant may increase the Maximum Percentage to 14.99% upon 61 days’ written notice. As a result of such limitation, an aggregate of 263,136 of the ordinary shares underlying the warrants held by VHCP EG, VHCP III and VHCP Co-Invest III may not be exercised as of the date hereof and have been excluded from the table. VHCP Management III, LLC (“VHCPM”) is the sole general partner of VHCP III and the sole manager of VHCP Co-Invest III. VHCP Management EG, LLC (“VHCPM EG”) is the sole general partner of VHCP EG. Dr. Bong Koh and Nimish Shah are the voting members of VHCPM and VHCPM EG. The business address of each of these persons and entities is 7 Bryant Park, 23rd Floor, New York, NY 10018.

(14) Based on the registration statement on a Form F-3 filed with SEC on August 16, 2024 (File No. 333-281621), such ordinary shares includes (i) 1,000,000 ordinary shares owned by Foresite Capital Fund VI L.P. (“FCF VI”) purchased in the PIPE transaction in July 2024, including 20,000 ordinary shares owned by FCF VI and 980,000 ordinary shares issuable upon the exercise of warrants owned by FCF VI and (ii) 1,309,383 ordinary shares owned by FCF VI. Pursuant to the terms of the warrants, no warrant may be exercised if and to the extent that, as a result of the exercise, the holder, together with its affiliates and any other persons acting as a group together with the holder or its affiliates, would beneficially own greater than 9.99% (the “Maximum Percentage”) of the total number of ordinary shares outstanding immediately following the exercise of such warrant; provided that the holder of a warrant may increase the Maximum Percentage to 14.99% upon 61 days’ written notice. As a result of such limitation, 735,684 of the ordinary shares underlying the warrant held by FCF VI may not be exercised as of the date hereof and have been excluded from the table. Foresite Capital Management VI, LLC (“FCM VI”) is the general partner of FCF VI. FCF VI may be deemed to have sole voting and dispositive power over the securities owned by FCF VI. James Tananbaum is the sole managing member of FCM VI and may be deemed to have sole voting and dispositive power over these securities. Each of FCM VI and Dr. Tananbaum disclaim beneficial ownership of securities beneficially owned by the selling shareholder, except to the extent of such person’s pecuniary interests in such securities. The business address of each of FCF VI, FCM VI and Dr. Tananbaum is c/o Foresite Capital Management, 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939.

(15)

Based on a Schedule 13G/A filed on October 29, 2024, a Form 144 filed on March 15, 2024; a Form 144 filed on March 5, 2024; a Schedule 13G/A filed on January 26, 2024; a Schedule 13G/A filed on November 09, 2023; a Schedule 13G/A filed on June 23, 2023; a Schedule 13G filed on April 10, 2023, and the books and records of the Company, such ordinary shares include (i) 10,000 ordinary shares owned by James Huang, (ii) 1,323,429 ordinary shares owned by Panacea Venture Healthcare Fund II, L.P. and (iii) options held by James Huang to purchase 101,571 ordinary shares. James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, Mr. Huang and the foregoing entities may be deemed to share beneficial ownership of the Ordinary Shares held of record by Panacea Venture Healthcare Fund II, L.P. The business address of Panacea Venture Healthcare Fund II, L.P. is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Pursuant to abovementioned Schedule 13G/As filed in the year of 2024, since the date of our annual report on Form 20-F for the year ended December 31, 2023, Panacea and affiliated entities’ shareholding percentage decreased from 17.8% to 9.2%.

(16) Includes: (i) 44,107 ordinary shares directly held by Emerging Technology Partners, LLC, (ii) 753,234 ordinary shares beneficially held by ETP Global Fund. L.P., and (iii) 300,000 ordinary shares beneficially held by ETP BioHealth III Fund, L.P

(17)

Based solely on a Schedule 13D Amendment filed with the SEC on November 14, 2018, the record owner of these shares is Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Sparkle Byte Limited, Snow Moon Limited may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 100% of the equity interest of Snow Moon Limited, Tianjin Jingran Management Center (Limited Partnership) may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of Tianjin Jingran Management Center (Limited Partnership), He Xie Ai Qi Investment Management (Beijing) Co., Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Jianguang Li, Dongliang Lin, Fei Yang and Hugo Shong may be deemed to have shared voting and dispositive power with respect to these ordinary shares. The number of ordinary shares has been adjusted to reflect the reverse stock split in May 2022.

(18)

Based on a Schedule 13D Amendment filed on February 3, 2025, a Schedule 13D Amendment filed on February 21, 2023, and the books and records of the Company, the following persons have sole voting and dispositive power and shared voting and dispositive power over the shares: (i) IDG-Accel China Growth Fund III L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Growth”), (ii) IDG-Accel China III Investors L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Investors”), (iii) IDG-Accel China Growth Fund III Associates L.P., an exempted Cayman Islands limited partnership and the sole general partner of IDG-Accel Growth (“IDG-Accel Associates”), (iv) IDG-Accel China Growth Fund GP III Associates, Ltd., an exempted Cayman Islands limited company (“IDG-Accel GP,” and collectively with IDG-Accel Growth, IDG-Accel Investors and IDG-Accel Associates, “IDG-Accel”), and the sole general partner of each of IDG-Accel Investors and IDG-Accel Associates, (v) Chi Sing Ho, an individual, and director and shareholder of IDG-Accel GP, and (vi) Quan Zhou, an individual, director and shareholder of IDG-Accel GP. The number of ordinary shares has been adjusted to reflect the expiration of certain warrants for purchase of our ordinary shares.

Reporting Person	Number of	Sole Power	Shared Power	Sole Power to	Shared Power to
	ordinary shares	to Vote/Direct	to Vote/Direct	Dispose/Direct	Dispose/Direct
	beneficially owned	Vote	Vote	Disposition	Disposition
IDG-Accel Growth	915,850	855,222	60,628	855,222	60,628
IDG-Accel Investors	915,850	60,628	855,222	60,628	855,222
IDG-Accel Associates	915,850	855,222	60,628	855,222	60,628
IDG-Accel GP	915,850	915,850	—	915,850	—
Chi Sing Ho	915,850	—	915,850	—	915,850
Quan Zhou	992,638	76,788	915,850	76,788	915,850

(19) Based solely on a Schedule 13G amendment filed on February 19, 2020 by Wealth Strategy Holding Limited (“WSH”), WSH has sole voting power and dispositive power over the shares. By virtue of being the controlling shareholder and/or director of the Reporting Person, Mr. Kung Hung Ka may be deemed to have sole voting and dispositive power with respect to these shares. The number of shares has been adjusted to reflect the reverse stock split in May 2022 and the expiration of certain warrants for purchase of our ordinary shares.

To our knowledge, as of March 21, 2025, a total of 15,492,681 ordinary shares were held by 71 record holders in the United States. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with Entities under Control of Director and Officer

July 2024 PIPE Transaction

In July 2024, we closed a private investment in public equity financing (the “PIPE Transaction”). In the PIPE Transaction, we sold an aggregate of 1,020,000 ordinary shares of the Company, at a price of $5.00 per ordinary share, and in the case of two investors, pre-funded warrants to purchase up to an aggregate of 1,980,000 ordinary shares at an issuance price of $4.9999 (with an exercise price of US$0.0001). The gross proceeds to the Company from the PIPE were US$15.0 million before deducting the underwriting discounts and commissions and offering expenses payable by the Company.

Dr. Wei-Wu He and HE Family GRAT, a grantor retained annuity trust organized under the law of Nevada for the benefit of Dr. Wei-Wu He’s family members, and in which Dr. Wei-Wu He is the trustee, purchased ordinary shares in the PIPE Transaction at the offering price and on the same terms as the other purchasers. Dr. Wei-Wu He and HE Family GRAT purchased 200,000 and 100,000 shares for a total of US$1.0 million and US$0.5 million, respectively.

Human Longevity Inc.

In December 2024, we entered into a service agreement with Human Longevity Inc. (“HLI”), pursuant to which CASI will use certain of HLI’s office facilities at a service charge of $8,000 per month. Dr. Wei-Wu He,our Chairman and CEO is also the Executive Chairman of HLI.

PAT

In May 2022, the Company entered into a Sublicense Agreement (the “PAT Sublicense Agreement”) with PAT, a company established under the laws of China, pursuant to which the Company granted PAT an exclusive (subject to the commercialization and co-marketing rights), perpetual, worldwide license, with the right to freely grant further sublicenses subject to terms and conditions in the PAT Sublicense Agreement, for the investigational anti-CD38 monoclonal antibody TSK011010 licensed and controlled by the Company from Black Belt Therapeutics Limited, in the treatment, prevention and diagnosis of autoimmune diseases, conditions and disorders in humans. Pursuant to the PAT Sublicense Agreement, (i) PAT will make an upfront payment of US$10.0 million equivalent in two equal instalments upon completion of its first and second financing, respectively, plus potential future payments or reimbursement of development and sales milestones and royalties to the Company; (ii) PAT shall reimburse the Company for certain labor cost incurred by the Company related to the assistance for the technology transfer, and certain cost associated with the pre-clinical and clinical service incurred by the Company. In the fourth quarter of 2022, PAT made the first initial payment of US$5.0 million to CASI China, and CASI China recognized it in revenue upon receipt of the payment.

In the fourth quarter of 2023, the two parties reached an alignment that PAT should reimburse the Company for an amount of US$4.4 million for certain labor cost and certain pre-clinical and clinical service, the Company recognized this amount in other operating income. The Company received US$3.9 million in 2023 and the remaining balance in amount of US$0.5 million included in receivable from a related party has been collected in January 2024.

Juventas

On July 1, 2019 the Company entered into a one-year equipment lease with Juventas, which is classified as an operating lease. Transactions with Juventas are considered to be related party transactions as the Company’s Chairman and CEO was the chairman and one of the founding shareholders of Juventas. The lease was renewed for another year in July 2020 and in June 2021. During the year ended December 31, 2022, the Company recognized lease income of $60,000. In June 2022, the Company and Juventas entered into a lab equipment transfer contract, pursuant to which the previous leasing agreement was terminated and the Company transferred the equipment to Juventas. Total consideration for the transfer was RMB 900,000 ($138,000) in cash

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

CASI is subject in the normal course of business to various legal proceedings in which claims for monetary or other damages may be asserted.

CASI is currently involved in arbitration proceedings against Juventas in relation to Juventas’ purported termination of the CNCT19 Agreements, between the Company and Juventas with respect to the commercialization of Juventas’ cell therapy, Inaticabtagene Autoleucel (CNCT 19). On March 2, 2024, CASI received a notice from Juventas, which purported to terminate the CNCT19 Agreements. CASI responded to Juventas’ purported termination notice, noting that Juventas was not entitled to unilaterally terminate the CNCT19 Agreements and further demanding that Juventas cease any conduct that may constitute further breach of the CNCT19 Agreements and execute a written undertaking regarding compliance with the CNCT19 Agreements by March 13, 2024.  Juventas did not comply with CASI’s demands. On March 20, 2024, CASI submitted a Notice of Arbitration at the HKIAC against Juventas pursuant to the CNCT19 Agreements’ dispute resolution clauses, claiming that Juventas’ purported termination was invalid and that Juventas breached the CNCT19 Agreements and seeking, among other things, damages and injunctive reliefs. Together with the Notice of Arbitration, CASI also submitted an application for the appointment of an emergency arbitrator, seeking emergency injunctive reliefs. On the same day, Juventas also submitted a Notice of Arbitration at the HKIAC against CASI, alleging, among other things, that the CNCT19 Agreements were validly terminated and that CASI breached the CNCT19 Agreements. On February 3, 2025, the arbitral tribunal established in connection with the dispute pursuant to HKIAC rules (the “Tribunal”) issued an order providing, among others, that pending a final award or a further order of the Tribunal, (i) Juventas may engage in activities to sell, offer to sell, distribute or otherwise commercialize CNCT19 subject to it complying with various conditions, which include periodically providing the Company with updates relating to patients, revenue, expenses, etc. thereof, (ii) Juventas shall not collaborate, negotiate or reach agreement on, or otherwise engage with any other party except for the Company in relation to selling, offering to sell, distributing or otherwise commercializing CNCT-19, unless agreed to in writing with the Company, and (iii) the Company continues to have the right to market, offer to sell and sell or otherwise commercialize CNCT-19. In connection with the arbitration proceeding, certain court of PRC granted the Company’s application to freeze Juventas’s assets while the arbitration proceeding is ongoing and decided to freeze up to RMB 190 million in Juventas’s bank accounts or seize and freeze Juventas’s other assets of equivalent value, and certain court of

PRC granted Juventas’ application to freeze the Company’s assets while the arbitration proceeding is ongoing and decided to freeze up to RMB 250 million of the Company’s assets, to enforce which the court has decided to freeze the transfer of certain equity interest the Company owns in its subsidiaries in the P.R.C. The arbitration proceedings are ongoing.

On December 13, 2024, the Company received a Termination Process Letter from Acrotech of certain License Agreement (the “License Agreement”), dated September 17, 2014, between Spectrum Pharmaceuticals, Inc. and the Company granting the exclusive rights to the Company to commercialize Evomela® in China, which was later assigned to Acrotech on March 1, 2019. Acrotech alleged in such letter that the Company materially breached the License Agreement and failed to cure such breach, and the License Agreement was therefore terminated. On March 4, 2025, Acrotech filed a complaint against the Company in the New York state court in New York county (the “Court”). Acrotech’s complaint repeats its prior allegations that the Company materially breached the License Agreement, asserts that the Company failed to comply with its post-termination obligations under the License Agreement, and demands, among other things, that the Court issue a declaratory judgment that the Company did not comply with its post-termination obligations and grant an injunction requiring the Company to fulfil such post-termination obligations. On the same day, Arotech applied for an order to show cause with respect to a preliminary injunction and temporary restraining order (“TRO”), demanding that the Court order the Company to assign and transfer to Acrotech regulatory filings and data pertaining to Evomela® and cooperate fully with Acrotech to facilitate a transition of the development and commercialization of Evomela® to Acrotech and/or its designee. On March 10, 2025, the Court held a hearing regarding Acrotech’s TRO application and denied the application. The Court also granted the Company additional time to respond to Acrotech’s application for a preliminary injunction. The Company categorically rejects any alleged basis of Acrotech’s purported termination of the License Agreement and believes that Acrotech’s purported termination is invalid. The Company does not believe that the New York state court has jurisdiction over this dispute and will continue to vigorously oppose on this and other bases Acrotech’s allegations and applications in the New York state court litigation. In the meantime, the Company plans to initiate arbitration proceedings pursuant to the parties’ arbitration agreement in the License Agreement against Acrotech regarding its wrongful termination and will take all other necessary legal actions to assert and protect its legal rights.

Dividend Policy

While there are no restrictions (other than compliance with applicable laws) that limit our ability to pay dividends, we have not paid cash dividends on our ordinary shares, and do not currently intend to pay cash dividends on our ordinary shares in the foreseeable future. Our policy is to retain all earnings, if any, to provide funds for the operation and expansion of our business. Subject to the Memorandum and Articles and certain requirements of Cayman Islands law, our board of directors has discretion on whether to distribute dividends and may consider factors such as our results of operations, financial condition, capital needs and acquisition strategy, among others, in making its determination. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.

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

Our common stock was trading on The Nasdaq Capital Market under the symbol “CASI.” In May 2022, we completed a 10-to-1 reverse stock split of its common stock.

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

In July 2024, we closed a private investment in public equity financing (the “PIPE Transaction”). In the PIPE Transaction, we sold an aggregate of 1,020,000 ordinary shares of the Company, at a price of $5.00 per ordinary share, and in the case of two investors, pre-funded warrants to purchase up to an aggregate of 1,980,000 ordinary shares at an issuance price of $4.9999 (with an exercise price of US$0.0001). The gross proceeds to the Company from the PIPE were US$15.0 million before deducting the underwriting discounts and commissions and offering expenses payable by the Company.

At-the-Market Offering

On May 3, 2024, we filed a registration statement on Form F-3, or the Prior Registration Statement, with SEC, related to the offer and sale of up to an aggregate of $50.0 million of our ordinary shares, preferred shares, warrants, subscription rights, and/or units, from time to time in one or more offerings, pursuant to a combined base prospectus. The Prior Registration Statement was subsequently declared effective on May 10, 2024.

On December 20, 2024, we filed a registration statement  on Form F-3, which combined the Prior Registration Statement, all of which remain unissued, with the additional securities registered thereby for offer and sale by us, to enable the offer and sale of up to an aggregate of $200.0 million of our ordinary shares, preferred shares, warrants, subscription rights, and/or units, from time to time in one or more offerings, pursuant to a combined base prospectus.

Additionally, this registration statement contains a Sales Agreement prospectus covering the offering, issuance and sale by us of up to $50.0 million of our ordinary shares that may be issued and sold from time to time under an Open Market Sale Agreement we have entered into with Jefferies LLC, as sales agent, or the Sales Agreement. To date, we have sold 100 ordinary shares pursuant to the Open Market Sale Agreement for net proceeds of $257, after deducting sales agent commission.

We may cancel the at-the-market program at any time upon written notice, pursuant to its terms.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

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

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles.

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

People’s Republic of China Taxation

Under the Corporate Income Tax Law of the People’s Republic of China (the “CIT Law”) and its implementation rules, both effective on January 1, 2008, with the CIT Law further being amended on December 29, 2018 and its implementation rules being amended on April 23, 2019 and December 6, 2024 respectively, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC enterprises to their foreign shareholders will be subject to a withholding tax at a rate of 10% if the foreign investors are considered as non-resident enterprises without any establishment or place within the PRC or if the dividends payable have no connection with the establishment or place of the foreign investors within the PRC, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. In accordance with Caishui (2008) No. 1 issued by the Ministry of Finance, or MOF, and SAT on February 22, 2008, the accumulative undistributed profits of foreign investment companies generated before January 1, 2008, and distributed to foreign investors after year 2008, shall be exempt from withholding tax.

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

However, the rules regarding the determination of the “de facto management body” are unclear. Due to lack of further written clarification by the SAT, there is still an uncertainty around the interpretation of each of the four conditions as specified in SAT Circular No. 82 and the principle of “substance over form” and the implementation of SAT Circular No. 82 by Chinese tax authorities in practice. It also remains unclear what percentage of shares of an offshore enterprise must be held by a PRC entity or group in order for the offshore enterprise to be deemed as an offshore enterprise controlled by a PRC enterprise or a PRC enterprise group, and whether shares held by PRC resident individuals are counted pursuant to SAT Circular No. 82.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2024, we carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). Our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management (including our Principal Executive Officer and Principal Financial Officer) to allow timely decisions regarding required disclosures. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded these disclosure controls and procedures are effective as of December 31, 2024.

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

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework 2013. Based on our assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents aggregate fees for professional services rendered by KPMG and its affiliates (“KPMG”) for the years ended December 31, 2024 and 2023.

KPMG

(US$ in thousands)	2024	2023
Audit fees	$736	$600
Audit-related fees	$—	$—
Tax fees	$—	$5
All Other Fees	$—	$—
Total	$736	$605

Services rendered by KPMG (for fiscal years 2024 and 2023) in connection with fees presented above were as follows:

Audit Fees

The Company incurred from KPMG audit fees of US$0.7 million in fiscal year 2024, for professional services rendered for the audit of the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

The Company incurred from KPMG audit fees of US$0.6 million in fiscal year 2023, for professional services rendered for the audit of the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

Audit-Related Fees

The Company did not incur audit-related fees in fiscal year of 2024 and 2023.

Tax Fees

The Company did not incur tax consulting service fees in fiscal year of 2024.

The Company incurred tax consulting service fees of US$5,000 in fiscal year 2023, for one of the Company’s subsidiary.

All Other Fees

The Company did not incur any other fees in fiscal years 2024 or 2023 from KPMG.

The Audit Committee pre-approves all audit services provided by our independent registered public accounting firm in accordance with the Audit Committee’s pre-approval policy for audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. Section 5635(c) and Section 5620 of the Nasdaq Listing Rules require listed companies obtain shareholders’ approval on adoption of equity incentive awards plans and hold an annual meeting of shareholders no later than one year after the end of their fiscal year-end. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country.

We followed home country practice with respect to the foregoing requirements. Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq.

The Amended and Restated Insider Trading Policy is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

1.1

Updated Amended and Restated Memorandum and Articles of Association of the Registrant, effective March 21, 2022 (incorporated herein by reference to Exhibit 1.1 to the Form 20-F filed on March 28, 2024)

2.1	Registrant’s Updated Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 2.1 to the Form 20-F filed on March 28, 2024)
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

4.19*	Offer Letter, effective as of September 10, 2024, between CASI Pharmaceuticals, Inc. and CASI Pharmaceuticals (China) Co., Ltd. and Wei (Larry) Zhang
4.20*	Offer Letter, effective as of July 5, 2024, between CASI Pharmaceuticals, Inc. and CASI Pharmaceuticals (China) Co., Ltd. and Daniel Lang
4.21+	Investment Agreement in respect of Juventas Cell Therapy Ltd effective June 15, 2019 (incorporated by reference to Exhibit 10.2 to CASI Delaware’s Form 10-Q filed on August 9, 2019)
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
4.27++

Investment Agreement by and between Juventas Cell Therapy Ltd and CASI Biopharmaceuticals (WUXI) Co., Ltd. effective as of September 22, 2020 (incorporated by reference to Exhibit 10.2 to CASI Delaware’s Form 10-Q filed on November 9, 2020)

4.28++

License and Development Agreement for BI-1206 dated October 26, 2020 by and between the Company and BioInvent, International AB (incorporated by reference to Exhibit 10.30 to CASI Delaware’s Form 10-K filed on March 30, 2021)

4.29++

Assignment Agreement dated July 18, 2023 by and between CASI Pharmaceuticals, Inc. and Cleave Therapeutics Inc. (incorporated herein by reference to Exhibit 4.29 to the Form 20-F filed on March 28, 2024)

4.30++

Exclusive Distribution Agreement, effective as of March 2, 2022, by and among CASI Pharmaceuticals, Inc, China Resources Guokang Pharmaceuticals Co., Ltd. and CASI (Beijing) Biopharmaceuticals Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.30 to the Form 20-F filed on April 26, 2023)

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
4.36++

Equity Transfer Agreement between CASI Biopharmaceuticals (Wuxi) Co., Ltd. and Shenzhen Jiadao Gongcheng Equity Investment Fund (Limited Partnership) dated September 22, 2022 (incorporated by reference to Exhibit 10.1 to CASI Delaware’s Form 10-Q filed on November 14, 2022)

4.37+++

Exclusive Distribution Agreement dated December 6, 2023 between CASI Pharmaceuticals, Inc., China National Medicines Corporation Ltd. and CASI Pharmaceuticals (China) Co., Ltd. (incorporated herein by reference to Exhibit 4.37 to the Form 20-F filed on March 28, 2024)

4.38+++

Assignment Agreement dated July 31, 2023 by and between Acrotech Biopharma Inc., Mundipharma International Corporation Limited, Mundipharma Medical Company and CASI Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.38 to the Form 20-F filed on March 28, 2024)

4.39+++

Amendment No. 1 to Assignment Agreement in respect of the territory of China dated July 31, 2023 between Acrotech Biopharma Inc. and CASI Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.39 to the Form 20-F filed on March 28, 2024)

4.40+++

Folotyn Supply Agreement dated as of July 31, 2023 between Acrotech Biopharma Inc. and CASI Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.40 to the Form 20-F filed on March 28, 2024)

4.41+++

Folotyn Payment Agreement dated July 31, 2023 between Mundipharma International Corporation Limited and CASI Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.41 to the Form 20-F filed on March 28, 2024)

4.42+++

Capital Reduction Agreement dated December 14, 2023 between CASI Pharmaceuticals (Wuxi) Co., Ltd., Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership), CASI Pharmaceuticals, Inc. and CASI Pharmaceuticals (China) Co., Ltd. (English Translation). (incorporated herein by reference to Exhibit 4.42 to the Form 20-F filed on March 28, 2024)

4.43+++

Guarantee Contract dated December 14, 2023 between CASI Pharmaceuticals, Inc., Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership) and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation). (incorporated herein by reference to Exhibit 4.43 to the Form 20-F filed on March 28, 2024)

4.44+++

Guarantee Contract dated December 14, 2023 between CASI Pharmaceuticals (China) Co., Ltd, Wuxi Huicheng Yuanda Investment Partnership and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation). (incorporated herein by reference to Exhibit 4.44 to the Form 20-F filed on March 28, 2024)

4.45+++

Convertible Loan Agreement in respect of CASI Pharmaceuticals (Wuxi) Co., Ltd dated December 14, 2023 by and among Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership), CASI Pharmaceuticals (Wuxi) Co., Ltd., CASI Pharmaceuticals, Inc. and CASI Pharmaceuticals (China) Co., Ltd. (English Translation). (incorporated herein by reference to Exhibit 4.45 to the Form 20-F filed on March 28, 2024)

4.46+++

Guarantee Contract dated December 14, 2023 among CASI Pharmaceuticals, Inc. Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership), and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation). (incorporated herein by reference to Exhibit 4.46 to the Form 20-F filed on March 28, 2024)

4.47+++

Guarantee Contract dated December 14, 2023 among CASI Pharmaceuticals (China) Co., Ltd, Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership), and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation). (incorporated herein by reference to Exhibit 4.47 to the Form 20-F filed on March 28, 2024)

4.48+++

Supplementary Agreement to the Exclusive Distribution Agreement entered February 28, 2024 by and between CASI Pharmaceuticals Inc., China Resources Pharmaceutical Commercial Group International Trading Co., Ltd., and CASI Pharmaceuticals (China) Co., Ltd. (incorporated herein by reference to Exhibit 4.48 to the Form 20-F filed on March 28, 2024)

4.49*

Warrants issued to Venrock Healthcare Capital Partners EG, L.P., Venrock Healthcare Capital Partners III, L.P. and VHCP Co-Investment Holdings III, LLC, dated July 15, 2024. (including Warrants issued thereunder. (incorporated herein by reference to Exhibit 4.2 to the Form F-3 filed on August 16, 2024 (File No. 333-281621))

4.50*	Warrant issued to Foresite Capital Fund VI LP, dated July 15, 2024. (incorporated herein by reference to Exhibit 4.2 to the Form F-3 filed on August 16, 2024 (File No. 333-281621))
4.51*

Open Market Sale Agreement dated December 20, 2024 between CASI Pharmaceuticals, Inc. and Jefferies LLC. (incorporated herein by reference to Exhibit 1.2 to the Form F-3 filed on December 20, 2024 (File No. 333-283998))

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on March 28, 2024)
11.2*	The Amended and Restated Insider Trading Policy of the registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on March 28, 2024)
101.INS*	Inline XBRL–Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

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

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei-Wu He
Name: Wei-Wu He, Ph.D.
Title: Chairman of the board of directors and CEO

Date: March 31, 2025

The following consolidated financial statements of CASI Pharmaceuticals, Inc. are included in Item 8:

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
CASI Pharmaceuticals, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CASI Pharmaceuticals, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring operating losses that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Assessment of impairment triggering events related to the manufacturing asset group

As discussed in Notes 2, 5, 6 and 7 to the consolidated financial statements, as of December 31, 2024, the Company had property, plant and equipment of $7,868 thousand, right of use assets of $3,492 thousand, and intangible assets subject to amortization of $238 thousand, a portion of which related to the manufacturing asset group. The Company reviews long-lived assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset or asset group may not be recoverable.

We identified the assessment of impairment triggering events related to the manufacturing asset group as a critical audit matter. The assessment of whether expected operating results associated with the use of the asset group and changes in the industry conditions represented a triggering event required a higher degree of subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of a control related to the Company’s process to identify and evaluate triggering events that indicate the carrying value of the manufacturing asset group may not be recoverable. We evaluated the Company’s identification of triggering events related to the assessment of expected operating results for the manufacturing asset group by comparing the expected operating results assessed by management with historical information and currently available public information, including industry reports and publicly available market data for competitive products. In addition, we evaluated the Company’s assessment of changes in industry conditions by comparing the changes in industry conditions assessed by management to industry outlook using data obtained from publicly available industry and market information.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Beijing, China
March 31, 2025

CASI Pharmaceuticals, Inc.

Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$13,468	$17,083
Investment in equity securities, at fair value	2,623	1,675
Short term investments	—	12,011
Accounts receivable, net	15,345	9,551
Receivable from a related party	—	587
Inventories	5,252	15,877
Prepaid expenses and other	2,888	2,560
Total current assets	39,576	59,344

Long-term investments	1,913	1,686
Property, plant and equipment, net	7,868	9,241
Intangible assets, net	238	1,839
Right of use assets	3,492	2,392
Other assets	587	766
Total assets	$53,674	$75,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,723	$4,438
Accrued and other current liabilities	15,344	12,288
Current portion of long term borrowing	18,385	—
Total current liabilities	36,452	16,726

Long term borrowing	—	18,895
Other liabilities	15,371	15,482
Total liabilities	51,823	51,103

Commitments and contingencies (Note 20)

Shareholders’ equity:
Ordinary shares, $0.0001 par value:
500,000,000 shares authorized
15,904,533 shares and 13,790,127 shares issued at December 31, 2024 and 2023, respectively;
15,492,581 shares and 13,378,175 shares outstanding at December 31, 2024 and 2023, respectively	2	1
Treasury shares, at cost: 411,952 shares held at December 31, 2024 and 2023	(9,604)	(9,604)
Additional paid-in capital	713,302	695,785
Accumulated other comprehensive loss	(1,774)	(1,200)
Accumulated deficit	(700,075)	(660,817)
Total shareholders’ equity	1,851	24,165
Total liabilities and shareholders’ equity	$53,674	$75,268

The accompanying notes are an integral part of these consolidated financial statements.

CASI Pharmaceuticals, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In USD thousands, except share and per share data)

	Years ended December 31,
	2024	2023	2022
Revenues:
Product sales	$28,537	$33,879	$38,047
Sublicensing revenue from a related party	—	—	5,000
Lease income from a related party	—	—	60
Total revenues	28,537	33,879	43,107

Total costs of revenues	(17,391)	(13,827)	(15,827)

Gross Profit	11,146	20,052	27,280

Operating income (expenses):
Research and development	(8,917)	(9,861)	(15,996)
General and administrative	(23,577)	(25,387)	(23,449)
Selling and marketing	(17,866)	(16,450)	(14,326)
Other operating income	2	6,366	—
Gain (loss) on disposal of long-lived assets	479	—	(2,058)
Foreign exchange gain (loss)	(192)	200	3,241
Impairment of intangible assets	(696)	—	(8,724)
Total operating expenses	(50,767)	(45,132)	(61,312)

Loss from operations	(39,621)	(25,080)	(34,032)

Non-operating income (expense):
Interest expense	(871)	(15)	(62)
Interest income	539	629	189
Other income	188	764	44
Change in fair value of investments	1,696	(581)	(8,895)
Gain from sale of an equity investment	—	—	5,325
Impairment loss of long-term investments	—	(2,009)	—
Loss before income tax benefit (expense) and share of net loss in an equity investee	(38,069)	(26,292)	(37,431)
Income tax benefit (expense)	—	81	(1,980)
Net loss before share of net loss in an equity investee	(38,069)	(26,211)	(39,411)
Share of net loss in an equity investee	(1,189)	(48)	(846)
Net loss	(39,258)	(26,259)	(40,257)
Less:Loss attributable to redeemable noncontrolling interest	—	(2,602)	(8,740)
Accretion to redeemable noncontrolling interest redemption value	—	3,281	9,497
Deemed dividends to Wuxi LP	—	22	—
Net loss attributable to CASI Pharmaceuticals, Inc.	$(39,258)	$(26,960)	$(41,014)

Net loss per share (basic and diluted)	$(2.56)	$(2.02)	$(3.01)
Weighted-average shares outstanding used in computing net loss per share, basic and diluted	15,340,277	13,360,185	13,647,455

Comprehensive loss:
Net loss	$(39,258)	$(26,259)	$(40,257)
Foreign currency translation adjustment	(574)	(1,118)	(4,513)
Total comprehensive loss	$(39,832)	$(27,377)	$(44,770)
Less: Comprehensive loss attributable to redeemable noncontrolling interest	—	(3,223)	(10,596)
Comprehensive loss attributable to ordinary shareholders	$(39,832)	$(24,154)	$(34,174)

The accompanying notes are an integral part of these consolidated financial statements.

CASI Pharmaceuticals, Inc.

Consolidated Statements of Shareholders’ Equity

(In USD thousands, except share data)

					Accumulated
			Additional		Other
	Ordinary Share		Paid-in	Treasury	Comprehensive	Accumulated
	Shares	Amount	Capital	Shares	Income (Loss)	Deficit	Total
Balance at December 31, 2021	13,979,636	$1	$696,224	$(8,034)	$1,954	$(605,643)	$84,502
Repurchase and retirement of ordinary shares	(522,011)	—	(1,971)	(1,296)	—	—	(3,267)
Share-based compensation expense, net of forfeitures	—	—	7,010	—	—	—	7,010
Foreign currency translation adjustment	—	—	—	—	(2,657)	—	(2,657)
Net loss attributable to CASI Pharmaceuticals, Inc.	—	—	(9,497)	—	—	(31,517)	(41,014)
Balance at December 31, 2022	13,457,625	$1	691,766	$(9,330)	$(703)	$(637,160)	$44,574
Repurchase of ordinary shares	(136,118)	—	(4)	(274)	—	—	(278)
Issuance of ordinary shares for options exercised	56,668	—	109	—	—	—	109
Share-based compensation expense, net of forfeitures	—	—	7,217	—	—	—	7,217
Foreign currency translation adjustment	—	—	—	—	(497)	—	(497)
Net loss attributable to CASI Pharmaceuticals, Inc.	—	—	(3,303)	—	—	(23,657)	(26,960)
Balance at December 31, 2023	13,378,175	$1	695,785	$(9,604)	$(1,200)	$(660,817)	$24,165
Issuance of ordinary shares for options exercised	1,094,406	*	2,111	—	—	—	2,112
Issuance of ordinary share pursuant to a PIPE Transaction (Note 12)	1,020,000	*	15,000	—	—	—	15,000
Share issuance costs of a PIPE Transaction (Note 12)	—	—	(900)	—	—	—	(900)
Share-based compensation expense, net of forfeitures	—	—	1,306	—	—	—	1,306
Fair value change of available for sale debt security	—	—	—	—	37	—	37
Available for sale debt security reclassification adjustment	—	—	—	—	(37)	—	(37)
Foreign currency translation adjustment	—	—	—	—	(574)	—	(574)
Net loss	—	—	—	—	—	(39,258)	(39,258)
Balance at December 31, 2024	15,492,581	$2	713,302	$(9,604)	$(1,774)	$(700,075)	$1,851

*Less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

CASI Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(In USD thousands)

	Years Ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(39,258)	$(26,259)	$(40,257)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation for property, plant and equipment	1,270	2,454	1,212
Amortization of intangible assets	1,061	1,287	1,210
Reduction in the carrying amount of the right-of-use assets	1,119	988	1,189
(Gain) loss on disposal of long-lived assets	(479)	—	2,058
Write-down of inventories	4,797	—	—
Impairment of intangible assets	696	—	8,724
Share-based compensation expense	1,306	7,217	7,010
Change in fair value of investments	(1,696)	581	8,895
Share of net loss of an equity investee	1,189	48	846
Gain from extinguishment of investment in a convertible loan	—	(474)	—
Gain from sale of an equity investment	—	—	(5,325)
Impairment loss of long-term investments	—	2,009	—
Changes in operating assets and liabilities:
Accounts receivable	(5,794)	3,422	(3,170)
Receivable from a related party	587	(587)	—
Inventories	5,828	(9,739)	(4,231)
Prepaid expenses and other	319	701	(1,383)
Accounts payable	(1,715)	1,149	1,066
Accrued liabilities and other liabilities	1,546	(876)	(912)
Income tax payable	—	(1,888)	1,980
Net cash used in operating activities	(29,224)	(19,967)	(21,088)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment	—	—	138
Purchases of property, plant and equipment	(223)	(204)	(5,612)
Proceeds from sale of intangible assets	500	—	—
Purchase of intangible assets	(17)	(2,037)	—
Proceeds from sales of equity securities	467	—	3,731
Receipt from sales of equity investment in Juventas	—	—	33,891
Cash paid to acquire equity interests in an equity method investee	(1,370)	—	(2,898)
Purchase of short term investments and term deposits	(1,407)	(51,754)	(4,527)
Proceeds from sales or maturity of short term investments and term deposits	13,294	43,322	—
Receipt from government for return of Wuxi land use right	—	—	6,436
Proceeds from extinguishment of investment in a convertible loan	—	1,000	—
Net cash provided by (used in) investing activities	11,244	(9,673)	31,159

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	15,000	—	—
Payment of issuance costs	(960)	—	—
Proceeds from exercise of share options	2,112	109	—
Dividend payment to Wuxi LP	(718)	(738)	—
Proceeds from bank borrowings	—	—	4,001
Repayment of bank borrowings	—	—	(4,001)
Repurchase of ordinary shares	—	(278)	(3,267)
Net cash provided by (used in) financing activities	15,434	(907)	(3,267)

Effect of exchange rate change on cash and cash equivalents	(1,069)	518	1,604
Net increase (decrease) in cash and cash equivalents	(3,615)	(30,029)	8,408
Cash and cash equivalents at beginning of year	17,083	47,112	38,704
Cash and cash equivalents at end of year	13,468	17,083	47,112

Supplemental disclosure of cash flow information:
Interest paid	—	—	62
Income taxes paid	—	1,807	—
Non-cash investing and financing activities:
Payables related to property, plant and equipment	8	99	44
Exchange of redeemable noncontrolling interest to long term borrowing (Note 11)	—	18,895	—

The accompanying notes are an integral part of these consolidated financial statements.

CASI Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

1.      DESCRIPTION OF BUSINESS

History and Organization

In 1991, CASI Pharmaceuticals, Inc. was established in Delaware (“CASI Delaware”) as a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in the United States. In 2012, with new leadership, CASI Delaware shifted its business strategy to China and has since built an infrastructure in China that includes sales and marketing, medical affairs, regulatory and clinical development and in the foreseeable future, manufacturing.

In January 2023, CASI Delaware established CASI Pharmaceuticals Holdings, Inc. (“CASI Cayman”, “CASI” or the “Company”), an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of CASI Delaware. On January 31, 2023, CASI Delaware and CASI Cayman entered into a definitive agreement and plan of merger (the “Merger Agreement”) related to a proposed merger transaction. The Merger Agreement provided that, upon the terms and subject to the conditions set forth therein, CASI Delaware merged with and into CASI Cayman (the “Redomicile Merger”), with CASI Cayman surviving and changing its name to CASI Pharmaceuticals, Inc. Following the Redomicile Merger, CASI Cayman, together with its subsidiaries, owns and continues to conduct business in substantially the same manner as was being conducted by CASI Delaware and its subsidiaries.

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

The Company is focused on acquiring, developing and commercializing products that augment the Company’s hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company is executing its plan to become a biopharmaceutical leader by launching medicines in the greater China market, leveraging its China-based regulatory, clinical and commercial competencies and its global drug development expertise. The majority of the Company’s operations and activities are now located in China and are conducted primarily through two subsidiaries: (i) CASI Pharmaceuticals (China) Co., Ltd. (“CASI China”), which is wholly owned and is located in Beijing, China, and (ii) CASI Pharmaceuticals (Wuxi) Co., Ltd. (“CASI Wuxi”), which is located in Wuxi, China. CASI China is primarily responsible for the day-to-day operations, and oversee the Company’s commercial activities throughout China. CASI Wuxi is part of the long-term strategy to support the Company’s future clinical and commercial manufacturing needs, to manage its supply chain for certain products, and to develop a GMP manufacturing facility in China.

Business Overview

The Company has built a fully integrated, biopharmaceutical company dedicated to the successful development and commercialization of innovative and other therapeutic products. Its business development strategy is currently focused on acquiring additional targeted drugs and immuno-oncology therapeutics through licensing that will expand its market position in hematology/oncology field. The Company uses a market-oriented approach to identify pharmaceutical/biotechnology candidates that it believes to have the potential for gaining widespread market acceptance, either globally or in China, and for which development can be accelerated under its global drug development strategy. In many cases its business development strategy includes direct equity investments in the licensor company.  The Company intends for its pipeline to reflect a diversified and risk-balanced set of assets that include (1) late-stage clinical drug candidates in-licensed for China or global regional rights, (2) proprietary or licensed innovative drug candidates, and (3) select high quality pharmaceuticals that fit its therapeutic focus. The Company has focused on US/EU approved product candidates, and product candidates with proven targets or product candidates that have reduced clinical risk with a greater emphasis on innovative therapeutics. Although oncology with a focus on hematological malignancies is its principal clinical and commercial target, the Company is opportunistic about other therapeutic areas that can address unmet medical needs. The Company will continue to pursue building a robust pipeline of drug candidates for development and commercialization in China as its primary market, and if rights are available for the rest of the world.

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

The Company launched its first commercial product, EVOMELA® (Melphalan for Injection) in China in August 2019. In China, EVOMELA® is approved for use as a conditioning treatment prior to stem cell transplantation and as a palliative treatment for patients with multiple myeloma. EVOMELA®, was originally licensed from Spectrum Pharmaceuticals, Inc. (“Spectrum”). The Company had a supply agreement with Spectrum to support its application for import drug registration and for commercialization purposes. Spectrum completed the sale of its portfolio of FDA-approved hematology/oncology products including EVOMELA® to Acrotech Biopharma L.L.C. (“Acrotech”) on March 1, 2019. The original supply agreement with Spectrum was assumed by Acrotech.

On July 31, 2023, the Company entered into a tripartite assignment agreement (the “FOLOTYN® Assignment Agreement”) with Mundipharma International Corporation Limited (“MICL”), Mundipharma Medical Company (“MMCo”) and Acrotech, pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to the Company. FOLOTYN® (Pralatrexate) is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). This product was approved by both the FDA and China’s NMPA for PTCL.

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

•

BI-1206 In October 2020, the Company entered into an exclusive licensing agreement with BioInvent International AB (“BioInvent”) for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in Mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase 1/2a trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). CTA was approved by China NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from China Human Genetic Resources Administrative Office (“HGRAO”) in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, with a goal to select the Recommended Phase 2 Dose based on early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the China Center for Drug Evaluation (“CDE”) in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022.

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

•

CID-103 is a full human IgG1 anti-CD38 monoclonal antibody recognizing a unique epitope that has demonstrated an encouraging pre-clinical efficacy and safety profile compared to other anti-CD38 monoclonal antibodies, and which the Company has exclusive global rights. CID 103 is being developed for the treatment of patients with multiple myeloma. The Phase 1 dose escalation and expansion study of CID 103, in patients with previously treated, relapsed or refractory multiple myeloma has been suspended in France and the UK. A separate IND for the R/R MM indication has been approved by the Center for Drug Evaluation (CDE) of China's National Medical Products Administration (NMPA) in June 2024. Peer-reviewed medical literature, including important articles in the New England Journal of Medicine, points to the promise of the anti-CD38 approach in organ transplant rejection and autoimmune diseases such as immune thrombocytopenia (ITP). In May 2024, the Company announced the clearance of IND application with the US FDA for the initiation of a phase 1/2 study of CID-103 in adults with ITP. In October 2024, the CDE approved the CTA for a phase 1/2 study of CID-103 in patients with chronic Immune Thrombocytopenia (ITP). The Chinese ITP study is part of the global study that was approved by the US FDA in May 2024. In January 2025, the Company announced the first patient was enrolled and dosed in the ITP trial. Furthermore, the Company is making steady progress towards lifting the clinical hold for the IND application for renal allograft Antibody-Mediated Rejection (AMR) in the US.

•

Thiotepa is a chemotherapeutic agent, which has multiple indications including use as a conditioning treatment for use prior to certain allogeneic haemopoietic stem cell transplants. Thiotepa has a long history of established use in the hematology/oncology setting. The Company is applying for generic registration which is subject to regulatory and marketing approvals.

Liquidity and Capital Resources

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, our recurring operating losses raise substantial doubt about our ability to continue as a going concern.

Since its inception in 1991, the Company has incurred significant losses from operations and, as of December 31, 2024, has incurred an accumulated deficit of $700.1 million. For the year ended December 31, 2024, the Company had a net loss of $39.3 million and a cash outflow for operating activities of $29.2 million. As of December 31, 2024, the Company had net current assets of $3.1 million. CASI China also entered into an agreement with Precision Autoimmune Therapeutics Co., Ltd., (“PAT”) and one of the investors of PAT, to purchase 19.8876% equity interest of PAT from the investor. The total consideration is RMB 28.4 million (approximately $3.9 million) plus interest and will be paid in three installments. CASI China paid RMB 10.0 million (approximately $1.4 million) in August 2024. The remaining two installments will be paid in 2025. Therefore, the Company will require additional liquidity to continue our operations over the next 12 months.

Historically, the Company has relied principally on proceeds from equity financing and bank borrowings to finance our operations and business expansion. The Company has evaluated plans to continue as a going concern which include, but are not limited to, (i) exploring opportunities for further equity financing (ii) reducing discretionary capital and operating expenses (iii) negotiate with creditor to ease the credit terms (iv) obtaining additional facilities from banks or other financial institutions, and (v) sale of assets or licenses on hand. Notwithstanding this, the Company may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

License and Distribution Agreements

EVOMELA® License Arrangements with Acrotech

The Company has product rights and perpetual exclusive licenses from Acrotech to develop and commercialize its commercial product EVOMELA® (Melphalan Hydrochloride For Injection) in the greater China region (which includes Mainland China, Taiwan, Hong Kong and Macau).

On December 13, 2024, the Company received a Termination Process Letter from Acrotech, pursuant to which the Company can continue to distribute and sell EVOMELA® for a reasonable wind-down period not to exceed 24 months, so the Company does not expect any disruption to its current distribution plan for EVOMELA® during such period. The Company believes that the purported termination is invalid, and is actively reviewing its options under the current circumstances, including without limitation to continue communicating with Acrotech with respect to this matter. It is not possible at this early stage to predict how the matter would be resolved by the parties.

On March 4, 2025, Acrotech filed a complaint against the Company in the New York state court in New York county, which repeats its prior allegations and demands, among other things, that the Court issue a declaratory judgment that the Company did not comply with its post-termination obligations and grant an injunction requiring the Company to fulfil such post-termination obligations. On the same day, Acrotech applied for an order to show cause with respect to a preliminary injunction. The Company categorically rejects any alleged basis of Acrotech’s purported termination of the License Agreement and believes that Acrotech’s purported termination is invalid. If the Company cannot reach agreements with Acrotech with terms satisfactory to it, the Company’s capability to continue to commercialize EVOMELA® in China will be restricted or even lost, which will in turn materially and adversely affect its operation results and financial position.

FOLOTYN® (Pralatrexate) License Agreement with MICL, MMCo and Acrotech

On July 31, 2023, the Company entered into a tripartite assignment agreement (the “FOLOTYN® Assignment Agreement”) with MICL, MMCo and Acrotech, pursuant to which, MICL’s rights and obligations under the License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to the Company.

In relation to the FOLOTYN® Assignment Agreement, the Company and MICL entered into a payment agreement (the “Payment Agreement”), pursuant to which the Company will pay MICL a total of US$ 12 million, including (i) a one-time payment of US$ 2 million which was paid upon completion of the quality audit in 2023; (ii) a one time, non-refundable and non-creditable payment of US$ 2 million to be paid when the aggregate net sales of FOLOTYN® in China equals to or exceeds US$ 30,000,000, and (iii) in each calendar quarter, a one-time, non-refundable and non-creditable payment of an amount equal to 10% of net sales of FOLOTYN® in China in the preceding calendar quarter, until an aggregate amount of US$ 8 million is paid in such quarterly instalments. In the event that the Company has not paid the full amount of payment of US$10 million under (ii) and (iii) above (the “Deferred Payments”) on July 31, 2028, the remaining amount shall become immediately due and payable, unless the drug approval in China is not renewed by relevant regulatory authorities. The initial drug approval of FOLOTYN® in China is effective until August 2025 and the renewal of drug license is subject to satisfaction of certain requirements.

Concurrently with the execution of the FOLOTYN® Assignment Agreement and the Payment Agreement, the parties entered into certain other agreements in relation to the commercialization of FOLOTYN®, including a supply agreement  entered into by and between the Company and Acrotech, pursuant to which Acrotech will supply to the Company FOLOTYN® subject to terms and on the conditions set forth therein. The Company is obligated to pay Acrotech additional $750,000 in three instalments when certain conditions are met.

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

China National Medicines Corporation Ltd.

On December 6, 2023, the Company entered into an Exclusive Distribution Agreement (the “Agreement”) with China National Medicines Corporation Ltd. (“CNMC”) and CASI China. Under the terms of the Agreement, the Company appointed CNMC on an exclusive basis as its sole distributor for the sale of Pralatrexate for Injection (Folotyn®) in the territory of the People’s Republic of China (excluding Hong Kong, Taiwan and Macau) (the “Territory”) during the term of one year, subject to certain terms and conditions. The agreement was extended for another two years and valid until December 5, 2026. CNMC may appoint sub-distributors of its choice in furtherance of this goal provided that the Company has been notified in writing and received the due diligence or any other information of the sub-distributor as the Company requests. CASI China is authorized to coordinate and communicate with parties to the Agreement and provide supports for the performance of the Agreement.

Distribution Agreement with Guangzhou Gloria Biosciences Co., Ltd.

In January 2025, CASI China entered into a distribution agreement with Guangzhou Gloria Biosciences Co., Ltd., pursuant to which we were appointed as a distributor for the sales of YuTuo® (Zimberelimab) in the territory of China during the term of three years, subject to certain terms and conditions.

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

On March 2, 2024, the Company received a notice from Juventas, which purported to terminate the CNCT19 Agreements. The Company responded to Juventas’ purported termination notice, noting that Juventas was not entitled to unilaterally terminate the CNCT19 Agreements and further demanding that Juventas cease any conduct that may constitute further breach of the CNCT19 Agreements and execute a written undertaking regarding compliance with the CNCT19 Agreements by March 13, 2024. Juventas did not comply with the Company’s demands. On March 20, 2024, the Company submitted a Notice of Arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) against Juventas pursuant to the CNCT19 Agreements’ dispute resolution clauses, claiming that Juventas’ purported termination was invalid and that Juventas breached the CNCT19 Agreements and seeking, among other things, damages and injunctive reliefs. Together with the Notice of Arbitration, the Company also submitted an application for the appointment of an emergency arbitrator, seeking emergency injunctive reliefs. On the same day, Juventas also submitted a Notice of Arbitration at the HKIAC against the Company, alleging, among other things, that the CNCT19 Agreements were validly terminated and that the Company breached the CNCT19 Agreements. On February 3, 2025, the arbitral tribunal established in connection with the dispute pursuant to HKIAC rules (the “Tribunal”) issued an order providing, among others, that pending a final award or a further order of the Tribunal, (i) Juventas may engage in activities to sell, offer to sell, distribute or otherwise commercialize CNCT19 subject to it complying with various conditions, which include periodically providing the Company with updates relating to patients, revenue, expenses, etc. thereof, (ii) Juventas shall not collaborate, negotiate or reach agreement on, or otherwise engage with any other party except for the Company in relation to selling, offering to sell, distributing or otherwise commercializing CNCT-19, unless agreed to in writing with the Company, and (iii) the Company continues to have the right to market, offer to sell and sell or otherwise commercialize CNCT-19. In connection with the arbitration proceeding, certain court of PRC granted the Company’s application to freeze Juventas’s assets while the arbitration proceeding is ongoing and decided to freeze up to RMB 190 million in Juventas’s bank accounts or seize and freeze Juventas’s other assets of equivalent value, and certain court of PRC granted Juventas’ application to freeze the Company’s assets while the arbitration proceeding is ongoing and decided to freeze up to RMB 250 million of the Company’s assets, to enforce which the court has decided to freeze the transfer of certain equity interest the Company owns in its subsidiaries in the P.R.C. The arbitration proceedings are ongoing.

BioInvent International AB

In October 2020, the Company entered into an exclusive licensing agreement with BioInvent International AB (“BioInvent”) for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in Mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase 1/2a trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). The CASI Clinical Trial Application (CTA) was approved by China National Medical Products Administration (NMPA) in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from HGRAO in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, with a goal to select the Recommended Phase 2 Dose based on early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the China Center for Drug Evaluation (“CDE”) in the second quarter of 2022, and the first-patient dosing was achieved in the third quarter of 2022.

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

In conjunction with the license agreement entered into with BioInvent, the Company made a SEK 53.8 million investment in 1.2 million new shares of BioInvent, and 588,000 new warrants, each warrant with a right to subscribe for 1 new share in BioInvent within a period of five years and at a subscription price of SEK 78.50 per share. In the second quarter of 2022, the Company sold 275,000 ordinary shares of BioInvent for $1.3 million. In the fourth quarter of 2024, the Company sold 164,439 ordinary shares of BioInvent for $0.6 million, among which $0.16 million was subsequently received in January 2025.

Black Belt Therapeutics Limited

In April 2019, the Company entered into a license agreement with Black Belt Therapeutics Limited (“Black Belt”) for exclusive worldwide rights to CID-103, an investigational anti-CD38 monoclonal antibody (Mab) (formerly known as TSK011010). The Company expects that its clinical materials and commercial inventory will be supplied by one or more contract manufacturers with whom the Company has contracted with. Under the terms of the agreement, CASI obtained global rights to CID-103 for an upfront payment of 5 million euros (approximately US$5.7 million) and would pay up to 2.75 million euros (approximately $2.93 million) and $40.75 million in development milestone payments and certain royalties based on sales milestones. In June 2021, the Company achieved the First-Patient-In (FPI) in the Phase 1 dose escalation and expansion study of CID-103, and made US$750,000 milestone payment in June 2021 and €250,000 (approximately $305,000) payment in August 2021 under the terms of the agreement. Because CID-103 underlying the acquired rights has not yet reached technological feasibility and has no alternative uses, the Company expensed 5 million euros and $1.1 million as acquired in-process research and development, respectively, in 2019 and 2021. As mentioned above, in May 2022, the Company entered into the Sublicense Agreement to grant PAT an exclusive, perpetual, worldwide license to the investigational anti-CD38 monoclonal antibody TSK011010 for autoimmune indications.

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

Riemser Pharma GmbH

In August 2019, the Company entered into a distribution agreement in China with Riemser Pharma GmbH (“Riemser”) to a novel formulation of thiotepa, a chemotherapeutic agent, which has multiple potential indications including use as a conditioning treatment for use prior to allogenic hematopoietic stem cell transplantation. Thiotepa has a long history of established use in the hematology/oncology setting. Pursuant to the distribution agreement, CASI obtained the exclusive distribution right of the products in China, and Riemser will be responsible for manufacturing and supplying CASI with clinical materials and commercial inventory. The Company is applying for generic registration which is subject to regulatory and marketing approvals, the Company intends to advance and commercialize this product in China. In January 2020, Riemser was acquired by Esteve Healthcare, S.L. (“ESTEVE”), an international pharmaceutical company headquartered in Barcelona, Spain. In November 2022, the Company entered into an Amendment with Esteve, pursuant to which the Company and Esteve will equally share the costs of clinical trials (if any) for the registration of

Thiotepa in China. After the product is launched, the Company will be subject to annual minimum purchase as prescribed in the agreement.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s significant accounting estimates relate to recoverability of property, plant and equipment, right of use assets, and intangible assets, valuation allowance for deferred tax assets, share-based arrangements, fair value of investments, and net realizable value of inventories. Management bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.

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

Segment Reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, management has determined that the Company has one operating segment: pharmaceutical products, which is the development of innovative therapeutics addressing cancer and other unmet medical needs for the global market. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The revenue, costs and expenses, and the net income for the reportable segment are the same as those presented on the consolidated statements of operations and comprehensive loss.

Revenue Recognition

Product sales and sublicensing revenue recognized in the consolidated statements of operations and comprehensive loss are considered revenue from contracts with customers and, accordingly, the Company recognizes revenue using the following steps:

●Identification of the contract, or contracts, with a customer;
●Identification of the performance obligations in the contract;
●Determination of the transaction price, including the identification and estimation of variable consideration;
●Allocation of the transaction price to the performance obligations in the contract; and
●Recognition of revenue when the Company satisfies a performance obligation.

The Company recognizes revenue on sales of EVOMELA® and FOLOTYN® when the control of the product is transferred to the distributor, which occurs upon delivery of the product to the carrier appointed by the distributor, in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for the product, excluding amounts collected on behalf of third parties (e.g. value-added taxes). Payment terms for these sales are due within 90 days. The arrangement does not include any material variable consideration. The Company recognizes accounts receivable when it recognizes revenues as its right to consideration is unconditional and only the passage of time is required before payment of that consideration is due.

The costs of assurance type warranties that provide the customer the right to exchange purchased product that does not meet appropriate quality standards are recognized when they are probable and are reasonably estimable. There was no product exchange during the years ended December 31, 2024, 2023 and 2022. For the years ended December 31, 2024, 2023 and 2022, the Company did not incur, and therefore did not defer, any material costs to obtain or fulfill contracts. The Company did not have any contract assets or contract liabilities as of December 31, 2024 and 2023.

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

Concentrations Risks

Cash Concentration Risk

The Company maintains its U.S., Hong Kong dollar and RMB cash in bank deposit accounts. Most of the deposits placed with financial institutions are not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Company may be unable to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

Vendor Concentration Risk

The Company has a sole supplier, Acrotech, for its EVOMELA® and FOLOTYN® products. The Company’s ability to select other providers of EVOMELA® and FOLOTYN® is limited by FDA regulations.

Geographic Concentration Risk

The Company revenue is solely generated in mainland China.

Accounts Receivable and Credit Concentration

CRPCGIT is the sole customer of the Company's EVOMELA® product sales in China. All EVOMELA® sales for the years ended December 31, 2024, 2023 and 2022 were generated from sales to CRPCGIT in China.

CNMC is the sole customer of the Company's FOLOTYN® product sales in China. All FOLOTYN® sales for the year ended December 31, 2024 were generated from sales to CNMC in China.

The Company extends credit to CRPCGIT and CNMC on an unsecured basis and does not believe there is a significant credit risk. Historically, the Company has collected all the accounts receivable balance that was on due in their full amount.

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

See Note 3 and Note 18 for additional fair value disclosures.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of less than 90 days that are readily convertible to known amounts of cash. As of December 31, 2024, the Company had $4.1 million cash and cash equivalents held in financial institutions in the mainland China, $0.2 million held in financial institutions in Hong Kong, and $9.2 million held in financial institutions in the US, in the aggregate $13.5 million.

Short Term Investments

The Company’s short term investments represent investments in financial instruments with a variable interest rate and term deposits with original maturities of more than 90 days that are readily convertible to known amounts of cash. The Company elected the fair value method at the date of initial recognition, and carried these short term investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of operations and comprehensive loss. As of December 31, 2023, the Company held its short term investments solely in financial institutions in mainland China. In 2024, the Company redeemed these short term investments upon maturity. The aggregate cost and fair value are as follows:

	December 31
(In thousands)	2024	2023
Aggregate cost basis	$—	$11,698
Gross unrealized gain	—	313
Aggregate fair value	$—	$12,011

Allowance for Credit Losses

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

Research and Development Expenses

Research and development (R&D) expenses consist primarily of compensation and other expenses related to research and development personnel, research collaborations, costs associated with internal and contract pre-clinical testing and clinical trials of our product candidates, including the costs of drug substance and drug product, regulatory maintenance costs, facilities expenses, and amortization expense of acquired ANDAs. Research and development costs are expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any.

Construction in progress (“CIP”) includes costs incurred in the construction of property, plant and equipment, including down payments and progress payments, are initially capitalized as construction-in-progress and transferred into their respective asset categories when the assets are substantially completed and are ready for their intended use, at which time depreciation commences. CIP overhead is expensed as incurred. Office equipment and furniture are depreciated over their estimated useful lives of 3 to 5 years. Machinery and equipment are depreciated over their estimated useful lives of 5 to 10 years. Leasehold improvements are amortized over the shorter of their useful lives or the lease term. Depreciation and amortization expense are determined on a straight-line basis. As of December 31, 2024, a significant portion of the Company’s property, plant and equipment are located in the mainland China.

Costs of Revenues

Costs of revenues consist primarily of the cost of inventories and sales-based royalties related to the sale of EVOMELA® and FOLOTYN®, amortization of the intangible asset (License of FOLOTYN®), and write-down of inventories to net realizable value.

Investments

The Company’s investments mainly consist of investments in equity securities with readily determinable fair value, equity securities without readily determinable fair value, investments measured using fair value option, and an equity method investment.

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

As of December 31, 2024, all of the Company’s ROU assets are located in the mainland China.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, right of use (“ROU”) assets and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances (“triggering events”) indicate that the carrying amount of an asset or asset group may not be recoverable. The Company identifies triggering events and performs impairment testing at asset group level which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As of December 31, 2024, the Company’s asset groups consist of manufacturing asset group and non-manufacturing asset group.

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

Share-Based Compensation

The Company records compensation expense for share options with service condition, performance condition and market condition in accordance with provisions of authoritative guidance. The estimated fair value of awards with service condition solely that have a graded vesting schedule is measured on the grant date and is generally recognized on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. The estimated fair value of awards with performance condition is measured on the grant date and is recognized when it is determined that it is probable that the performance condition will be achieved at tranche-by-tranche basis. If the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed as occurred. The estimated fair value of awards with market condition is measured on the grant date and is generally recognized on a straight-line basis over the requisite service period derived from the valuation model. The derived service period is based on the duration of the most frequent path (median of the distribution) of the path-dependent option pricing model on which the market condition is satisfied. The market condition is considered in the estimate of the grant-date fair value of the award the compensation expense is not reversed if a market condition is not achieved, provided the employee requisite service period has been rendered.

When there is a modification of an award, the accounting for the modification depends on the likelihood, at the date of the modification that the original award would have vested under its original terms. If, at the date of the modification, it is probable that the original award would have vested under its original terms, the cumulative compensation cost to be recognized equals the grant-date fair value of the original award plus the incremental value of the award given in the modification. When a market condition in an award is modified, the probability of satisfying the original market condition does not affect the recognition of compensation cost because the market condition was incorporated into the grant-date fair value measurement. In calculating the incremental compensation cost of a modification, the fair value of the modified award is compared to the fair value of the original award measured immediately before its terms or conditions are modified. The Company recognizes share-based compensation over the vesting periods of the modified awards, which comprises, (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of the original award over the original term. If, at the date of the modification, it is not probable that the original award would have vested under its original terms, the fair value of the modified awards on the modification date will be used for recognizing compensation cost when it becomes probable.

Grant date and modification date fair value for awards with service condition and performance condition was determined using an option pricing model which is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables, such as expected volatility, expected term of options, risk-free rate, and expected dividend yield. Fair value for awards with market condition was determined using Monte Carlo simulation approach, with the assumption of volatility, to generate individual stock price paths.

Government Grants

Government grants are recognized when there is reasonable assurance that the Company will comply with required conditions and the grants will be received. Government grants related to assets are presented as accrued and other current liabilities that is recognized on a systematic basis over the useful life of the asset.

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

Net Loss Per Share

Basic net loss per share was computed by dividing net loss attributable to CASI Pharmaceuticals, Inc. by the weighted average number of ordinary shares outstanding for the period, which includes pre-funded warrants to purchase ordinary shares which are exercisable for nominal cash consideration.

Diluted net loss per share was computed by dividing net loss attributable to CASI Pharmaceuticals, Inc. as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential dilutive securities are not included in the calculation of diluted net loss per ordinary share if the impact is anti-dilutive.

New Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which aims to (1) clarify the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) to amend a related illustrative example, and (3) to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. The amendments in this Update clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this Update also require the following disclosures for equity securities subject to contractual sale restrictions: (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restriction(s) and (3) the circumstances that could cause a lapse in the restriction(s). The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2023. The Company adopted ASU 2022-03 for the year beginning January 1, 2024 and there was no impact to the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. The amendments introduce a new requirement to disclose significant segment expenses regularly provided to the chief operating decision maker (CODM), extends certain annual disclosures to interim periods, clarifies single reportable segment entities must apply ASC 280 in its entirety, permits more than one measure of segment profit or loss to be reported under certain conditions, and requires disclosure of the title and position of the CODM. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-07 for the year beginning January 1, 2024 and there was no material impact to the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this ASU should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements of adopting this guidance.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

There are no other recently issued accounting pronouncements that are expected to have a material effect on the Company’s financial position, results of operations or cash flows.

3.      INVESTMENT IN EQUITY SECURITIES, AT FAIR VALUE AND LONG-TERM INVESTMENTS

Investment in equity securities, at fair value

MaxCyte Inc.

The Company had an equity investment in the common stock of MaxCyte, a publicly traded company. The fair value of this security was measured using its quoted market price, a Level 1 input, and was $3.9 million as of December 31, 2021. In the fourth quarter of 2022, the Company sold all common stock of MaxCyte for a consideration of $2.5 million. The Company recognized losses of $1.4 million through change in fair value of investments in the Company’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2022.

BioInvent International AB – ordinary shares

In October 2020, in conjunction with its license agreement entered into with BioInvent (see Note 1), a publicly traded company, CASI made a $6.3 million investment (equivalent to SEK 53.8 million) to acquire 1.2 million new shares of BioInvent, and 588,000 warrants, each warrant with a right to subscribe for 1 share in BioInvent within a period of five years. The fair value of the ordinary shares was measured using its quoted market price, a Level 1 input (see Note 18). Changes in fair value of the investments are recognized as gains (losses) in the consolidated statements of operations and comprehensive loss.

In the second quarter of 2022, the Company sold 275,000 ordinary shares of BioInvent. In the fourth quarter of 2024, the Company sold 164,439 ordinary shares of BioInvent. For the years ended December 31, 2024, 2023 and 2022, the Company recognized gains of $1.5 million, losses of $1.1 million and losses of $1.9 million for the ordinary shares of BioInvent, respectively, in changes of fair value of investment in the Company’s consolidated statements of operations and comprehensive loss.

BioInvent International AB – warrants

The fair value of the warrants of BioInvent was measured using observable market-based inputs other than quoted prices in active markets for identical assets, level 2 inputs (see Note 18). The Company uses the Black-Scholes-Merton valuation model to estimate the fair value of warrants. The fair value of the warrants was $66,000 as of December 31, 2024, with assumptions including an expected life of 0.91 years, an assumed volatility of 55.6%, and a risk-free interest rate of 2.07%. The fair value of the warrants was $4,533 as of December 31, 2023, with assumptions including an expected life of 1.91 years, an assumed volatility of 43.59%, and a risk-free interest rate of 2.29%. The Company recognized unrealized gain of $61,000 for such warrants for the year ended December 31, 2024 and unrealized losses of, $0.2 million and $0.4 million, for the years ended December 31, 2023 and 2022, respectively.

The following table summarizes the Company’s investments in equity securities at fair value as of December 31, 2024 and 2023, respectively:

		Gross
(In thousands)		unrealized	Aggregate fair
As of December 31, 2024	Cost	losses	value
BioInvent International AB - ordinary shares	$2,723	$(166)	$2,557
BioInvent International AB - warrants	656	(590)	66
Total	3,379	(756)	$2,623

		Gross
(In thousands)		unrealized	Aggregate fair
As of December 31, 2023	Cost	losses	value
BioInvent International AB - ordinary shares	$4,337	$(2,662)	$1,675

Long-term investments

Long-term investments include long term investments measured at fair value or measurement alternative, and an equity method investment.

Long-term investments measured at fair value or measurement alternative

Long-term investments measured at fair value or measurement alternative as of December 31, 2024 and 2023 consisted of the following:

			Gross	Foreign
		Gross	unrealized	currency
As of December 31, 2024		unrealized	losses (including	translation	Carrying
(In thousands)	Cost	gains	impairment)	adjustment	amount
Investments in equity securities using measurement alternative
Alesta Therapeutics B.V. - series A preferred shares	331	—	—	—	331
Alesta Therapeutics B.V. - ordinary shares	2,250	—	(865)	—	1,385
Total	$2,581	$—	$(865)	$—	$1,716

			Gross	Foreign
		Gross	unrealized	currency
As of December 31, 2023		unrealized	losses (including	translation	Carrying
(In thousands)	Cost	gains	impairment)	adjustment	amount
Investments measured at fair value
Available-for-sale debt securities:
Alesta Therapeutics B.V. - convertible loan	$261	$35	$—	$—	$296
Securities measured at fair value:
BioInvent International AB - warrants	656	—	(651)	—	5
Investments in equity securities using measurement alternative
Alesta Therapeutics B.V. - ordinary shares	2,250	—	(865)	—	1,385
Total	$3,167	$35	$(1,516)	$—	$1,686

◾	Alesta Therapeutics B.V. (previously Black Belt Tx Limited)

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

In July 2021, Alesta Therapeutics B.V. (“Alesta Tx”) was incorporated as the parent company holding all shares of Black Belt Tx with same ownership structure as Black Belt Tx. CASI obtained 14.1% equity interest in Alesta Tx in exchange for its 14.1% equity interest in Black Belt Tx. In July 2021, a new investor contributed 750,000 euros to Alesta Tx in exchange for 770,270 newly issued common stocks, representing 8.3% of the fully diluted capital. Upon the completion of the capital contribution, the Company’s equity ownership in Alesta Tx was diluted from 14.1% to 12.9%.

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

Upon Alesta’s completion of its Series A financing, all of CASI’s loan principal plus accrued interest was converted into 172,875 Series A Preferred Shares of Alesta. Upon completion of the conversion, the Company recognized the investment in the Series A Preferred Shares at fair value of 317,612 euro ($331,237). The Company concluded the Series A Preferred Shares are equity securities and elected the measurement alternative under ASC 321 for subsequent measurement, as Alesta’s equity shares do not have a readily determinable fair value under ASC 321. The Company recognized a change in fair value of $37,000 to reflect the fair value changes of the convertible loan in 2024 prior to the conversion.

◾	Cleave Therapeutics, Inc.

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

The Company recognized loss of fair value change of $5.1 million for the year ended December 31, 2022.

On July 18, 2023, the Company entered into an assignment agreement with Cleave, pursuant to which the Company obtained a repayment in the amount of USD $1 million and agreed to terminate the outstanding convertible promissory note. As a result, the Company recognized gain from extinguishment of investment in a convertible loan in amount of $474,000 in “other income”.

Equity method investment

◾Investment in Precision Autoimmune Therapeutics Co., Ltd., (“PAT”)

In May 2022, CASI China entered into an agreement for the investment in PAT in the amount of RMB 20.0 million (approximately $3.0 million) in cash during PAT’s first equity financing. CASI China has paid all the consideration in June 2022. Upon consummation of such equity financing, CASI China held 15% equity interests of PAT and one of the three board seats.

The investment is accounted for under the equity method as CASI China does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee through its board representation. The Company recognized its share of loss of the equity method investment net of income tax, in the amount of $48,000 and $0.8 million, respectively, for the years ended December 31, 2023 and 2022. Additionally, due to PAT’s slow business progress and delay of financing, the Company recognized an impairment of this investment of $2.0 million in 2023.

In July 2024, CASI China entered into an agreement to purchase 19.8876% equity interests of PAT held by a third-party investor. The investment will remain be accounted for under the equity method as CASI China does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee through its board representation. The total consideration is RMB 28.4 million (approximately $3.9 million) plus interest and will be paid in three installments. CASI China paid the first installment of RMB 10.0 million (approximately $1.4 million) in August 2024 and obtained 5.17% equity interests of PAT. The remaining two installments will be paid in 2025. As PAT has not established its own business and operation team and therefore does not qualify as a business. CASI allocated the cost of the equity interests of $1.2 million to in-process research and development (“IPR&D”) under the asset acquisition principles and immediately recorded the same amount in the share of net loss in an equity investee in its consolidated statements of operations and comprehensive loss as the IPR&D has no alternative future use.

4.      INVENTORIES

The Company’s inventories consist of finished goods of EVOMELA® and FOLOTYN®. As of December 31, 2024 and 2023, the Company had balance of inventories in the aggregate of $5.3 million and $15.9 million, respectively. For the year ended December 31, 2024, due to the fierce market competition and expected sales volume, the Company recorded a $4.8 million in cost of revenues to write down inventories to the estimated net realizable value. No write downs of the carrying value of inventories have been recorded in the years ended December 31, 2023 and 2022.

5.      LEASES

Right of use (“ROU”) assets and liabilities for operating leases are recognized at commencement date based on the present value of lease payments over the lease term. Rent expense is recognized on a straight-line basis over the lease term.

Operating lease liabilities are included in accrued and other current liabilities and other liabilities (noncurrent) in the consolidated balance sheets as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, the Company did not have any finance leases.

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

Rent expense for the years ended December 31, 2024, 2023 and 2022 was $1.2 million, $1.1 million and $1.3 million, respectively. There were no variable lease costs or sublease income for leased assets for the years ended December 31, 2024, 2023 and 2022.

Right of use assets and liabilities as of December 31, 2024 and 2023 were classified on the consolidated balance sheets as follows:

	December 31,	December 31,
(In thousands)	2024	2023
Right of use assets	$3,492	$2,392

Accrued and other current liabilities	$1,221	$728
Other liabilities	2,535	1,616
Total lease liabilities	$3,756	$2,344

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,
(In thousands)	2024	2023	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	$798	$1,042	$1,157

Right of use assets obtained in exchange for lease obligations	$2,336	$518	$421
Increase of right of use assets from remeasurement	$—	$1,506	$—

All of the Company’s existing leases as of December 31, 2024 and 2023 are classified as operating leases. As of December 31, 2024 and 2023, the Company had four and seven, respectively, operating leases with a weighted average remaining lease term of 3.7 years and 4.5 years, respectively. The Company has renewal options for certain existing leases. In the fourth quarter of 2023, CASI Wuxi obtained the Drug Manufacturing Permit and determines to produce generic products in the leased building in Wuxi, it is considered reasonably certain that the Company will exercise the renewal option of the lease, hence, the Company remeasured this lease. In 2024, the Company renewed the lease of Beijing office for another three years and recognized the lease using a discount rate of 3.85%. Weighted average discount rates used in the calculation of the lease liabilities for 2024 and 2023 is 3.99% and 4.02%, respectively. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

A maturity analysis representing the future undiscounted cash flow of the Company’s operating leases liabilities as of December 31, 2024 is as follows:

(In thousands)
2025	$1,343
2026	1,237
2027	854
2028	340
2029	255
Thereafter	—
Total	4,029
Discount factor	(273)
Lease liability	3,756
Amounts due within 12 months	1,221
Non-current lease liability	$2,535

6.      PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment (“PP&E”) mainly includes leasehold improvements, machinery and equipment, office equipment and furniture, and construction in progress (“CIP”).

CASI Wuxi entered into a lease agreement of a state-owned land in 2019, and a series of contracts for construction and equipment since 2020. In December 2022, the Company returned the land use right to the Wuxi local government (Note 5). Meanwhile, all construction in progress on the land was disposed. The Company recorded a disposal loss for the cost of the initial infrastructure development.

In the third quarter of 2022, CASI Wuxi obtained the Drug Distribution License, and in the fourth quarter of 2023, CASI Wuxi obtained the Drug Manufacturing Permit for its manufacturing line in the leased building in Wuxi, which means that certain related assets are ready for their respective usage. The Company started to depreciate those assets based on their estimated useful lives.

Property, plant and equipment consist of the following:

(In thousands)	December 31,
	2024	2023
Leasehold improvements	6,995	7,190
Machinery and equipment	5,939	5,997
Office equipment and furniture	641	682
Construction in progress	—	23
Property, plant and equipment, gross	13,575	13,892
Accumulated depreciation	(5,707)	(4,651)
Property, plant and equipment, net	$7,868	$9,241

Depreciation expense were $1.3 million, $2.5 million and $1.2 million in 2024, 2023 and 2022, respectively. The Company recognized no impairment during the years ended December 31, 2024, 2023 and 2022.

7.      INTANGIBLE ASSETS

As of December 31, 2024, intangible assets mainly include cloud computing or office administration software. These intangible assets were originally recorded at fair values and are stated net of accumulated amortization and impairment, if any. These intangible assets are being amortized over their useful lives of 5-10 years.

As mentioned in Note 1, the Company obtained the license of FOLOTYN® in 2023 under the FOLOTYN® Assignment Agreement and Payment Agreement which includes certain Deferred Payments. Considering the uncertainties related to the renewal of the drug approval in China, as of December 31, 2024 and 2023, the Company believes it is not probable that the Deferred Payments will be paid. The Company recorded the intangible asset (License of FOLOTYN®) in amount of US$ 2 million which equals to the initial one-time payment, which is amortized over the remaining initial drug approval period (i.e. 23 months) using the straight-line method. When it becomes probable that any part of the Deferred Payments will be paid, the Company will adjust the carrying value of the intangible asset on a cumulative catch-up basis as if the additional amount that is no longer contingent had been accrued from the outset of the arrangement. And if such change in the future indicates a longer useful life of the intangible assets, the Company will also extend the amortization period to the then best estimate of useful life of the intangible asset. In 2024, due to lower-than-expected market condition, the Company determined that the carrying value of the intangible asset of FOLOTYN® license was not recoverable and should be impaired. The Company recognized an impairment loss of $0.7 million in its consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

The Company used to own six ANDAs. In the fourth quarter of 2022, the Company determined that it had no further development plan for its six ANDAs and returned the Wuxi land use right to the local government (Note 5). This indicates that the carrying value of these ANDAs may not be recoverable and triggers an impairment test. The Company performed an impairment test of these ANDAs and concluded that the carrying amount of the ANDAs is not fully recoverable and should be reduced to fair value of $1 million based on expected selling price and management estimated the remaining useful life to be one year after the impairment. The Company recognized an impairment loss of $8.7 million in its consolidated statements of operations and comprehensive loss for the year ended December 31, 2022. As of December 31, 2023, the six ANDAs were fully amortized. In May 2024, the Company sold the six ANDAs to a third party buyer at a cash consideration of $0.5 million and recognized the $0.5 million as gain on disposal of long-lived assets.

Intangible assets at December 31, 2024 and 2023 consists of the following:

(In thousands)
Asset as of December 31, 2024	Purchase Price	Accumulated Amortization	Impairment	Carrying Amount
License of FOLOTYN®	2,000	(1,304)	(696)	—
Others	457	(219)	—	238
Total	$2,457	$(1,523)	$(696)	$238

(In thousands)
Asset as of December 31, 2023	Purchase Price	Accumulated Amortization	Impairment	Carrying Amount
License of FOLOTYN®	$2,000	(261)	$—	$1,739
Others	302	(202)	—	100
Total	$2,302	$(463)	$—	$1,839

The changes in intangible assets for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In thousands)	2024	2023	2022
Balance at the beginning of the year	$1,839	$1,063	$12,203
Addition	159	2,064	45
Amortization expense	(1,061)	(1,287)	(1,211)
Impairment	(696)	—	(8,724)
Foreign currency translation adjustment	(3)	(1)	(1,250)
Balance at the ending of the year	$238	$1,839	$1,063

Expected future amortization expense is as follows as of December 31, 2024:

(In thousands)
2025	$25
2026	25
2027	25
2028	25
2029	25
2030 and thereafter	113

8.      ACCRUED AND OTHER CURRENT LIABILITIES, AND OTHER LIABILITIES

	Year Ended December 31,
(In thousands)	2024	2023
Accrued and other current liabilities:
Payroll and welfare payable	$3,333	$3,124
Grants related to land use right	2,474	2,543
Payable to clinical study service	2,351	1,014
Payable to professional consulting service	1,365	1,023
Payable to sales and marketing services	1,417	1,985
Dividends and interest payable to Wuxi LP, current (Note 11)	1,849	753
Lease liabilities-current (Note 5)	1,221	728
Others	1,334	1,118
	$15,344	$12,288

Other Liabilities
Profit-sharing liability to Juventas	$11,821	$11,821
Dividends and interest payable to Wuxi LP, non current (Note 11)	1,015	2,045
Lease liabilities-noncurrent (Note 5)	2,535	1,616
	$15,371	$15,482

The profit-sharing liability represents the Company’s obligation to pay an increased share of future profits pursuant to the Supplementary Agreement with Juventas (see Note 1) which was conveyed by the Company in exchange for the additional equity interests in Juventas. The Company views this as a payment from a vendor that should reduce cost of revenues over the period of royalty payments. The long-term liability will be derecognized when payments are made on a systematic and rational basis representing the pattern in which the Company expects to settle the profit-sharing payment during the commercialization period of CNCT19.

9.     SHORT TERM BORROWINGS

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

The Company recognized nil, nil and $48,000 of other income during the years ended December 31, 2024, 2023 and 2022, respectively. Upon return of the land use right to the local government, the Company reclassified the remaining deferred income balance to accrued and other current liabilities. As of December 31, 2024, the Company is still under negotiation with the local government on the further treatment of the grant.

11.      REDEEMABLE NONCONTROLLING INTEREST AND LONG TERM BORROWING

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

The provision related to the Long term borrowing includes certain financial and non-financial covenants, including certain revenue threshold generated by CASI Wuxi for each of the years from 2024 to 2028. For the year ended December 31, 2024, CASI Wuxi failed to satisfy the revenue threshold, therefore WUXI LP has the right to request immediate repayment of all of the balances of the long term borrowing. The Company reclassed the balance of the Long term borrowing to current liability.

Changes in redeemable noncontrolling interest during the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year Ended December 31,
(In thousands)	2024	2023	2022
Balance at beginning of year	$—	$22,358	$23,457
Share of CASI Wuxi net loss	—	(2,602)	(8,740)
Accretion of redeemable noncontrolling interest	—	3,281	9,497
Foreign currency translation adjustment	—	(621)	(1,856)
Redemption of Wuxi NCI	—	(22,416)	—
Balance at end of year	$—	$—	$22,358

12.      SHAREHOLDERS’ EQUITY

In March 2023, the Company completed a redomicile merger, pursuant to which CASI Delaware merged with and into CASI Cayman, with CASI Cayman surviving the merger as the surviving company and successor issuer, and CASI Cayman’s ordinary shares continued trading on the Nasdaq Capital Market under the symbol “CASI.” CASI Cayman had 500 million of authorized ordinary shares, CASI Delaware had 250 million of authorized common stock. In connection with the Redomicile Merger, each share of the Company’s common stock will be converted into the right to receive one ordinary share of CASI Cayman, and CASI Cayman issued to each holder of such right that number of ordinary shares in CASI Cayman, par value $0.0001 per share. All of the repurchase program and sale agreements previously entered into by CASI Delaware was succeeded to CASI Cayman. The Company held 411,952 shares of ordinary shares in treasury at its acquisition cost as of December 31, 2024 and 2023, respectively.

2024 At-the-Market (“ATM”) Offering

On May 3, 2024, the Company filed a registration statement on Form F-3, or the Prior Registration Statement, with the U.S. Securities and Exchange Commission, or the SEC, related to the offer and sale of up to an aggregate of $50.0 million of the Company’s ordinary shares, preferred shares, warrants, subscription rights, and/or units, from time to time in one or more offerings, pursuant to a combined base prospectus. The Registration Statement was subsequently declared effective on May 10, 2024. Pursuant to Rule 429 under the Securities Act of 1933, as amended, or the Securities Act.

On December 20, 2024, the Company filed a registration statement  on Form F-3, combines the Prior Registration Statement, all of which remain unissued, with the additional securities registered thereby for offer and sale by the Company, to enable the offer and sale of up to an aggregate of $200.0 million of the Company’s ordinary shares, preferred shares, warrants, subscription rights, and/or units, from time to time in one or more offerings, pursuant to a combined base prospectus.

Additionally, this registration statement contains a Sales Agreement prospectus covering the offering, issuance and sale by the Company of up to $50.0 million of the Company’s ordinary shares that may be issued and sold from time to time under an Open Market Sale Agreement the Company has entered into with Jefferies LLC, as sales agent, or the Sales Agreement. The Company may cancel its at-the-market program at any time upon written notice, pursuant to its terms. To date, the Company has sold 100 ordinary shares pursuant to the Open Market Sale Agreement for net proceeds of $257, after deducting sales agent commission.

July 2024 PIPE Transaction

In July 2024, the Company closed a private investment in public equity financing (the “PIPE Transaction”). In the PIPE Transaction, the Company sold an aggregate of 1,020,000 ordinary shares of the Company, at a price of $5.00 per ordinary share, and pre-funded warrants to purchase up to an aggregate of 1,980,000 ordinary shares at an issuance price of $4.9999 (with an exercise price of $0.0001). The pre-funded warrants are exercisable at any time at an exercise price of $0.0001 per share subject to certain ordinary share ownership limitations that are controlled by the investors. The gross proceeds to the Company from the PIPE were US$15.0 million before deducting the underwriting discounts and commissions and offering expenses payable by the Company.

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

Stock purchase warrants activity for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Outstanding at December 31, 2022	617,277	$36.9
Expired	(617,277)	$36.9
Outstanding at December 31, 2023	—	$—
Issued	1,980,000	$0.0001
Outstanding at December 31, 2024	1,980,000	$0.0001
Exercisable at December 31, 2024	1,980,000	$0.0001

13.      COSTS OF REVENUES

Costs of revenues consists primarily of the cost of inventories and sales-based royalties related to the sale of EVOMELA® and FOLOTYN®, amortization of the intangible asset (License of FOLOTYN®) and write down of inventories to their net realizable value. The Company is obligated to pay certain percentage of the Company’s revenue from EVOMELA® and FOLOTYN® sales as royalties after the commercial launch of the products in 2019 and 2024, respectively.

14.      NET LOSS PER SHARE

As of December 31, 2024, 2023, and 2022, outstanding share options totaling 3,574,453, 4,055,164 and 3,389,379, respectively, and outstanding warrants totaling nil, nil and 617,277, respectively, were anti-dilutive, and therefore, were not included in the computation of weighted average shares used in computing diluted loss per share. As of December 31, 2024, the Company had 1,980,000 pre-funded warrants issued in connection with the PIPE Transaction that are exercisable at any time for nominal cash consideration. These pre-funded warrants were included in the denominator for basic and diluted net loss per share.

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	Year Ended December 31,
(In thousands, except share and per share data)	2024	2023	2022
Numerator:
Net loss attributable to CASI Pharmaceuticals, Inc.	$(39,258)	$(26,960)	$(41,014)
Denominator:
Weighted-average shares outstanding used in computing net loss per share, basic and diluted	15,340,277	13,360,185	13,647,455
Denominator for basic and diluted net loss per share calculation	15,340,277	13,360,185	13,647,455
Net loss per share
— Basic and diluted	$(2.56)	$(2.02)	$(3.01)

15.      EMPLOYEE BENEFIT PLAN

The Company sponsors the CASI Pharmaceuticals, Inc. 401(k) Plan and Trust. The plan covers substantially all U.S. employees and enables participants to contribute a portion of salary and wages on a tax-deferred basis. Contributions to the plan by the Company are discretionary. Contributions by the Company totaled $82,000, $77,100 and $0.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $4.2 million, $4.3 million and $4.2 million for the years ended December 31, 2024, 2023 and 2022 respectively.

16.      SHARE-BASED COMPENSATION

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

On June 15, 2021, the 2021 Long-Term Incentive Plan (the “2021 Plan”) was approved by CASI Delaware’s shareholders. The maximum number of shares of common stock that are available for grants and awards equals to 2,000,000 shares of stock, which includes all remaining shares of common stock under the 2011 Plan. Currently, the 2021 Plan is administered by the Company’s compensation committee. As of December 31, 2024, a total of 51,814 shares remained available for grant under the Company’s 2021 Plan.

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

On July 12, 2024, the Company’s board of directors approved a modification to the terms of the CEO Plan, pursuant to which the performance targets of the original awards were modified to a market condition (“CEO Modification”). The total incremental compensation as a result of this CEO Modification was $0.9 million, which will be recognized through the derived service period.

On July 12, 2024, the Company’s board of directors approved the 2024 Long-Term Incentive Plan (the “2024 Plan”). The maximum number of ordinary shares that are available for grants and awards equals to 2,000,000 shares. As of December 31, 2024, a total of 1,300,000 shares remained available for grant under the Company’s 2024 Plan.

The share-based compensation expenses are recorded as components of general and administrative expense, selling and marketing expense, and research and development expense, as follows:

	Year Ended December 31,
(In thousands)	2024	2023	2022
Research and development	$217	$236	$624
Sales and marketing	329	245	174
General and administrative	760	6,736	6,212
Total	$1,306	$7,217	$7,010

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

The weighted average grant date fair value of share options is $4.83, $1.90, and $0.32 for the years ended December 31, 2024, 2023 and 2022 respectively. Following are the assumptions used in valuing the share options on grant dates during the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
Range of expected volatility	81.58% to 85.61%	75.77% to 81.26%	76.64% to 78.51%
Range of risk free interest rate	3.41% to 4.45%	3.45% to 4.79%	1.98% to 2.71%
Weighted average expected option life (in years)	6.12	5.72	5.53
Expected dividend yield	0.00%	0.00%	0.00%

In terms of the Modification in 2023, the weighted average modification date fair value is $1.59. The assumptions used in valuing the modification date fair value include expected volatility (ranges from 74.55% to 94.08%), risk free interest rate (ranges from 3.45% to 5.79%), weighted average expected option life of 3.93 years and expected dividend yield of 0.00%. In terms of the CEO Modification in 2024, the modification date fair value is $4.25. The assumptions used in valuing the modification date fair value include expected volatility of 99.65%, risk free interest rate of 4.45%, and derived service period of 0.83 year.

A summary of the Company’s share option plans and changes in options outstanding under the plans during the years ended December 31, 2024, 2023 and 2022 is as follows:

		Weighted Average	Weighted Average Remaining
	Number of Options	Exercise Price	Contractual Term In Years	Aggregate Intrinsic Value
Outstanding at December 31, 2021	3,323,618	$20.4
Exercised	—	$—
Granted	199,061	$4.8
Expired	(93,250)	$19.7
Forfeited	(40,050)	$18.6
Outstanding at December 31, 2022	3,389,379	$19.5
Exercised	(56,668)	$1.9
Granted	844,561	$2.1
Expired	(72,178)	$17.3
Forfeited	(49,930)	$3.3
Outstanding at December 31, 2023	4,055,164	$2.2
Exercised	(1,094,406)	$1.9
Granted	1,242,961	$5.7
Expired	(209,389)	$6.6
Forfeited	(419,877)	$1.9
Outstanding at December 31, 2024	3,574,453	$3.3	7.16	2,061,717
Vested and expected to vest at December 31, 2024	3,226,953	$3.1	7.04	1,931,667
Exercisable at December 31, 2024	1,366,028	$2.0	5.21	1,148,754

The aggregate intrinsic value is calculated as the difference between (i) the closing price of the ordinary share at December 31, 2024 and (ii) the exercise price of the underlying awards, multiplied by the number of options that had an exercise price less than the closing price on the last trading day of the year. Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2024, 2023 and 2022 was $2.1 million, $0.1 million and nil, respectively.

The following summarizes information about share options that are outstanding at December 31, 2024:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Range of	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Exercise Prices	December 31, 2024	Life in Years	Price	December 31, 2024	Price
$1.93 - $3.59	2,581,453	6.27	$2.04	1,356,028	$1.98
$5.20 - $7.80	990,000	9.50	$6.53	10,000	$5.20
$42.70	3,000	3.25	$42.70	—	$—
	3,574,453	7.16	$3.32	1,366,028	$2.01

As of December 31, 2024, there was $6.1 million of total unrecognized compensation expense related to non-vested share options, to be recognized over a weighted-average period of 2.4 years.

17.      INCOME TAXES

The Company is subject to U.S. federal tax rate of 21%. The Company’s subsidiaries in mainland China are subject to an income tax rate of 25%, the subsidiary in Hong Kong is subject to an income tax rate of 8.25%.

For financial reporting purposes, loss before income taxes and share of net loss in an equity investee, includes the following components:

(In thousands)	2024	2023	2022
Domestic - United States	$(32,980)	$144	$(12,359)
Foreign - mainland China and Hong Kong	(5,089)	(26,436)	(25,072)
Total	$(38,069)	$(26,292)	$(37,431)

Significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

	December 31,
(In thousands)	2024	2023
Deferred income tax assets:
Net operating loss carryforwards	$48,548	$42,536
Research and development credit carryforwards	1,386	2,555
Intangible assets	6,204	6,609
Share-based compensation	2,269	6,593
Change in fair value of investments	326	870
Capitalized R&D amortization	2,296	1,773
Lease liability	939	586
Impairment loss of long-term investments	182	182
Write down of inventories	1,007	—
Others	246	254
Valuation allowance for deferred income tax assets	(62,466)	(61,281)
	$937	$677

Deferred income tax liabilities:
Right of use asset	(873)	(598)
Others	(64)	(79)
	$(937)	$(677)

The Company has U.S. federal and state net operating loss (NOL) carryforwards of $163.1 million at December 31, 2024. Federal and certain state NOLs generated after 2018, have indefinite lives. Certain NOLs generated prior to 2019 begin to expire in years 2024 through 2039. The Company also has mainland China NOLs carryforward of $56.1 million at December 31, 2024 that begin to expire in years 2025 through 2029. The Company also has Hong Kong NOLs carryforward of $1.9 million at December 31, 2024 that have indefinite lives. The Company also has research and experimentation (“R&E”) tax credit carryforwards of $1.4 million as of December 31, 2024 that begin to expire in years 2025 through 2040 Unused R&E tax credit carryforwards expire after a period of 20 years.

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

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

(In thousands)	2024	2023	2022
Tax benefit at statutory rate of 21%	$7,994	$5,521	$7,860
Attribute expiration	(1,899)	(28,281)	(7,295)
Tax rate differential	(119)	841	1,003
Change in applicable tax rates (1)	—	—	—
Nondeductible expenses	(558)	(1,469)	(1,832)
Research and development bonus deduction	100	121	—
Tax shortfalls from share options	(4,129)	(830)	—
Others	247	314	138
Change in valuation allowance (2)	(1,636)	23,864	(1,854)
	$—	$81	$(1,980)

Note (1) Change in applicable tax rates reflects the reduction of the Company’s deferred tax assets related to the change in the Company’s activities in and the tax laws of certain states.

Note (2) Change in valuation allowance is as follows:

(In thousands)	2024	2023	2022
Balance at January 1	$61,281	$85,505	$83,651
Additions (Reversals)	3,535	4,417	9,149
Decrease from attribute expiration	(1,899)	(28,281)	(7,295)
Foreign currency translation adjustment	(451)	(360)	—
Balance at December 31	$62,466	$61,281	$85,505

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

(In thousands)	2024	2023	2022
Unrecognized tax benefits balance at January 1	$948	$997	$1,440
Reductions for tax positions of prior periods	(390)	(49)	(443)
Additions for tax positions of current period	—	—	—
Unrecognized tax benefits balance at December 31	$558	$948	$997

The Company had $0.9 million of unrecognized tax benefits as of December 31, 2024 related to net R&E tax credit. For the year ended December 31, 2024, there was a net reduction of unrecognized tax benefits of $390,000 related to R&E tax credits. The Company has a full valuation allowance at December 31, 2024 and 2023 against the full amount of its net deferred tax assets and, therefore, there was no impact on the Company’s financial position. The Company does not expect significant changes to the unrecognized benefit. As of December 31, 2024, 2023 and 2022, the Company did not accrue any interest related to uncertain tax positions, as none of the relevant tax benefits has been realized. To date, there have been no interest or penalties charged to the Company related to income taxes.

The Company and each of its PRC subsidiaries file income tax returns in the United States and the PRC, respectively. Due to the existence of tax attribute carryforwards (which are currently offset by a full valuation allowance), all of the Company’s tax returns since 2004 are open to examination by the taxing authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000 ($15,000). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. In the US, the Company is no longer subject to income tax examinations by authorities for years ended on or before December 31, 2020 except for certain states where the open periods are one year longer.

18.      FAIR VALUE MEASUREMENTS

Financial instruments of the Company primarily consist of cash and cash equivalents, investment in equity securities, short-term investments, accounts receivable, receivable from a related party, prepaid expenses and other, long-term investments, accounts payable, accrued and other current liabilities, current portion of long term borrowing and long term borrowing. As of December 31, 2024 and 2023, the carrying amount of cash and cash equivalents, accounts receivable, receivable from a related party, prepaid expenses and other, accounts payable, accrued and other current liabilities, and current portion of long term borrowing are carried at cost which approximates their fair values due to the short-term nature of the instruments, the carrying amount of long term borrowing approximates its fair value as interest rate is comparable to the prevailing interest rate in the market.

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

The Company used to hold an investment in the convertible debt of a private company. The Company’s investment was carried at its estimated fair value, with changes in fair value reported in the consolidated statement of operations and comprehensive loss each reporting period (see Note 3) using Level 3 input.

The following tables present the Company’s financial assets accounted for at fair value on a recurring basis as of December 31, 2024 and 2023, by level within the fair value hierarchy:

(In thousands)	Fair Value at
Description	December 31, 2024	Level 1	Level 2	Level 3
Investment in equity securities, at fair value:
Investment in ordinary shares	$2,557	$2,557	$—	$—
Investment in warrants - Designated as investment measured at FVTPL	$66	$—	$66	$—

(In thousands)	Fair Value at
Description	December 31, 2023	Level 1	Level 2	Level 3
Investment in equity securities, at fair value:	$1,675	$1,675	$—	$—
Short term investments:	$12,011	$—	$12,011	$—
Long term investments:
Investment in warrants - Designated as investment measured at FVTPL	$5	$—	$5	$—
Investment in convertible loan - AFS	$296	$—	$—	$296

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

On December 31, 2024, the intangible asset of FOLOTYN® license right with total carrying amount of $0.7 million was written down to its fair value of zero, resulting in an impairment loss of $0.7 million, representing the difference between the carrying value of the intangible asset and its fair value.

19.      RELATED PARTY TRANSACTIONS

July 2024 PIPE Transaction

In July 2024, CASI Cayman closed a private investment in public equity financing (the “PIPE Transaction”). Dr. Wei-Wu He and HE Family GRAT, a grantor retained annuity trust organized under the law of Nevada for the benefit of Dr. Wei-Wu He’s family members, and in which Dr. Wei-Wu He is the trustee, purchased ordinary shares in the PIPE Transaction at the offering price and on the same terms as the other purchasers. Dr. Wei-Wu He and HE Family GRAT purchased 200,000 and 100,000 shares for a total of US$1.0 million and US$0.5 million, respectively.

Human Longevity Inc.

In December 2024, the Company entered into a service agreement with Human Longevity Inc. (“HLI”), pursuant to which CASI will use certain of HLI’s office facilities at a service charge of $8,000 per month. Dr. Wei-Wu He, the Company’s Chairman and CEO is also the Executive Chairman of HLI.

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

In the fourth quarter of 2023, the two parties reached an alignment that PAT should reimburse the Company for an amount of US$4.4 million for certain labor cost and certain pre-clinical and clinical service incurred in previous years, the Company recognized this amount in other operating income. The Company received US$3.9 million in 2023 and the remaining balance in amount of US$0.5 million included in receivable from a related party has been collected in January 2024.

Juventas

On July 1, 2019 the Company entered into a one-year equipment lease with Juventas, which is classified as an operating lease. Transactions with Juventas are considered to be related party transactions as the Company’s Chairman and CEO was the chairman and one of the founding shareholders of Juventas. The lease was renewed for another year in July 2020 and in June 2021. During the year ended December 31, 2022, the Company recognized lease income of $60,000. In June 2022, the Company and Juventas entered into a lab equipment transfer contract, pursuant to which the previous leasing agreement was terminated and the Company transferred the equipment to Juventas. Total consideration for the transfer was RMB 900,000 ($138,000) in cash.

20.      COMMITMENTS AND CONTINGENCIES

In conjunction with the Cleave assignment agreement entered into on July 18, 2023 (see Note 1), the Company is responsible for certain milestone and royalty payments. As of December 31, 2024, no milestones have been achieved.

In conjunction with the BioInvent agreement entered into during 2020 (see Note 1), the Company is responsible for certain milestone and royalty payments. As of December 31, 2024, no milestones have been achieved.

In conjunction with the Black Belt agreement entered into during 2019 (see Note 1), the Company is responsible for certain milestone and royalty payments. In June 2021, the Company achieved the First-Patient-In (FPI) in the Phase 1 dose escalation and expansion study of CID-103, and made $750,000 milestone payment in June 2021 and 250,000 euros ($305,000) in August 2021. As of December 31, 2024, no other milestones have been achieved.

In conjunction with the Pharmathen agreement entered into during 2019 (see Note 1), the Company is responsible for one remaining milestone payment. In January 2023, the Company and Pharmathen terminated this exclusive distribution license by entering into a termination agreement, and the Company has no further obligation for milestone payment.

In conjunction with the FOLOTYN® Assignment Agreement and Payment Agreement entered into in July 2023 (see Note 1), in addition to the $2 million upfront payment already paid in 2023, the Company is responsible for certain contingent Deferred Payments up to $10.0 million to MICL and certain contingent payment up to $750,000 to Acrotech. As of December 31, 2024, none of these contingent payments are considered probable based on the uncertainties of the successful renewal of the drug license in China.

CASI is currently involved in arbitration proceedings against Juventas in relation to Juventas’ purported termination of the CNCT19 Agreements, between the Company and Juventas with respect to the commercialization of Juventas’ cell therapy, Inaticabtagene Autoleucel (CNCT 19) , see note 1 for details. The Company cannot predict right now the outcome of either of these proceedings. If the Company do not prevail in either of these proceedings completely or in part, or fail to reach a favorable settlement with Juventas, the Company’s  plan with respect to the commercialization of CNCT 19 may be delayed or otherwise adversely impacted, which will in turn result in adverse impacts on the Company’s future results of operations, financial condition and prospects.

The Company is subject in the normal course of business to various legal proceedings in which claims for monetary or other damages may be asserted. Management does not believe such legal proceedings, unless otherwise disclosed herein, are material.

21.      RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders. As of December 31, 2024, the Group had restricted net assets in the amount of $2.8 million.

22.       CONDENSED FINANCIAL INFORMATION OF REGISTRANT

a) Condensed Balance Sheets (In thousands)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$9,162	$15,480
Investment in equity securities, at fair value	2,623	1,675
Accounts receivable, net	15,234	9,551
Receivable from a related party	—	587
Inventories	5,231	15,877
Prepaid expenses and other	1,065	1,040
Total current assets	33,315	44,210

Intercompany receivables	779	779
Property, plant and equipment, net	16	15
Intangible assets, net	-	1,739
Long-term investments	1,716	1,686
Investment in subsidiaries	635	15,552
Total assets	$36,461	$63,981

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,650	$4,438
Accrued and other current liabilities	4,183	3,374
Intercompany payables	15,956	20,183
Total current liabilities	22,789	27,995

Other liabilities	11,821	11,821
Total liabilities	34,610	39,816

Shareholders’ equity:
Ordinary shares	2	1
Additional paid-in capital	713,302	695,785
Treasury shares	(9,604)	(9,604)
Accumulated other comprehensive loss	(1,774)	(1,200)
Accumulated deficit	(700,075)	(660,817)
Total shareholders’ equity	1,851	24,165
Total liabilities and shareholders' equity	$36,461	$63,981

b) Condensed Statements of Operations and Comprehensive Loss (In thousands)

	Years ended December 31,
	2024	2023	2022
Total revenues	28,537	33,879	38,047

Total costs of revenues	(17,391)	(13,827)	(15,827)

Gross Profit	11,146	20,052	22,220

Operating expenses:
Intercompany expenses	(27,837)	(4,869)	(9,755)
Other operating expenses	(18,413)	(17,328)	(15,885)
Total operating expenses	(46,250)	(22,197)	(25,640)

Loss from operations	(35,104)	(2,145)	(3,420)

Non-operating income (expense):
Share of loss of subsidiaries	(6,487)	(23,801)	(41,933)
Other non-operating income (expenses)	2,333	2,289	(8,938)
Loss before income tax expense	(39,258)	(23,657)	(54,291)
Income tax expense	—	—	—
Net loss	(39,258)	(23,657)	(54,291)

c) Condensed Statements of Cash Flows (In thousands)

	Years Ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$(23,437)	$5,574	$(7,756)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of equity securities	467	—	3,731
Proceeds from sale of intangible assets	500	—	—
Proceeds from extinguishment of investment in a convertible loan	—	1,000	—
Purchases of property, plant and equipment	—	(13)	—
Purchases of intangible asset	—	(2,000)	—
Investment in subsidiaries	—	(1,000)	—
Net cash provided by (used in) investing activities	967	(2,013)	3,731

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	—	—	3,001
Repayment of bank borrowings	—	—	(3,001)
Repurchase of ordinary share	—	(278)	(3,267)
Payment of share issuance costs	(960)	—	—
Proceeds from issuance of ordinary shares	15,000	—	—
Proceeds from exercise of share options	2,112	109	—
Net cash provided by (used in) provided by financing activities	16,152	(169)	(3,267)

Net increase (decrease) in cash and cash equivalents	(6,318)	3,392	(7,292)
Cash and cash equivalents at beginning of year	15,480	12,088	19,380
Cash and cash equivalents at end of year	$9,162	$15,480	$12,088

Note: For the presentation of the condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries” and the subsidiaries loss as “Share of loss of subsidiaries” on the condensed statements of operations and comprehensive loss. The condensed financial information should be read in conjunction with the Company’s consolidated financial statements. As of December 31, 2024 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those, which have been separately disclosed in the consolidated financial statements.