Form 20-F
period 2025-12-31
CASI Pharmaceuticals, Inc.
filed 2026-05-15
CIK 1962738

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Larry Zhang

601 Gateway Blvd, Suite 1250,

South San Francisco, California, 94080,USA

240-205-5475

Email: larryz@casipharmaceuticals.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, par value US$0.0001 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 20,555,873 ordinary shares outstanding, par value US$0.0001 per share.

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

Actual results could differ materially from those currently anticipated due to a number of factors, including: uncertainties related to the going-private proposal made by Dr. Wei-Wu He; uncertainties related to the possibility that the transaction for the divestiture of certain assets in China (the “Transaction”) will not occur as planned if events arise that result in the termination of the Equity and Assets Transfer Agreement, or if one or more of the various closing conditions to the Transaction are not satisfied or waived; the possibility that our plan with respect to our business operations after the consummation of the Transaction can be implemented successfully; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. FDA, EMA, NMPA, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in pre-clinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to pre-clinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products and our dependence on third parties; the risks related to our dependence on Juventas to partner with us to co-market CNCT19; risks related to the uncertainty in connection with the ongoing arbitration proceedings between us and Juventas with respect to Juventas’ purported termination of certain CNCT19 license agreements; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to interests of our largest shareholder and our Chairman that differ from our other shareholders; risks related to the success of a new manufacturing facility by CASI Wuxi; risks related to the inclusion-status of our drug products in the National Reimbursement Drug List; risks related to the resolution of the clinical hold placed by the FDA on our CID-103, anti-CD38 antibody, Investigational New Drug application for the treatment of AMR; and risks related to our disagreement with Acrotech with respect to the termination of agreements regarding EVOMELA®. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.

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

We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. The organizational chart of CASI as of April 30, 2026 is set forth below:

Note: Currently CASI Hong Kong has no meaningful operations.

On May 12, 2025, the Company entered into a definitive equity and assets transfer agreement with Kaixin Pharmaceuticals Inc. ("Kaixin Pharmaceuticals"), a Cayman Islands incorporated entity wholly-owned by Dr. Wei-Wu He, the chairman of the board of directors and then CEO of the Company and two direct wholly-owned subsidiaries of the Company in China (the "Target Companies"), pursuant to which the Company shall sell and transfer, and Kaixin Pharmaceuticals shall purchase and acquire, 100% equity interests in both Target Companies (the "Target Equity Interests"), and all licensing rights, distribution rights, supply arrangements and related rights related to BI-1206 (in China), CID-103(in Asia excluding Japan) and Thiotepa (in China excluding Hong Kong, Macau and Taiwan) (the "Target Pipeline Products") for an aggregate purchase price of $20.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company (the "Transaction"). The closing of the Transaction shall be subject to certain conditions, including resolution of certain judicial freeze on the Target Equity Interests issued in connection with certain ongoing legal dispute of the Company, which are not usual and customary for sales of such entities. As part of the Transaction, the Company and Kaixin Pharmaceuticals plan to enter into certain novation and/or assignment agreements with relevant licensors to effect the transfer of rights related to the Target Pipeline Products, which is expected to be completed concurrently with the transfer of the Target Equity Interests. After the closing of the Transaction, the Company expects to retain the rights related to CID-103 (in Japan and non-Asian regions), EVOMELA®, FOLOTYN®, CNCT19 and CB-5339, and remain firmly committed to progressing CID-103 at an accelerated pace. The Company believes this initiative aligns with its strategic pivot toward developing CID-103 for the treatment of organ transplant rejection and autoimmune diseases.

Our Recurring Operating Losses have Raised Substantial Doubt Regarding Our Ability to Continue as a Going Concern.

Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. Since our inception in 1991, we have incurred significant losses from operations and, as of December 31, 2025, had incurred an accumulated deficit of $748.1 million. For the year ended December 31, 2025, we had a net loss of $48.1 million and a cash outflow for operating activities of $20.8 million. As of December 31, 2025, we had net current liabilities of $36.2 million. We also entered into agreements with Precision Autoimmune Therapeutics Co., Ltd., (“PAT”) and two investors of PAT, respectively, to purchase each of their 19.8876% equity interest of PAT. The total consideration is RMB 56.8 million (approximately US$ 8.1 million) plus interest and will be paid in installments. As of the date of this report, CASI China has paid in total RMB35.4 million (approximately US$5.1 million) plus interest, the remaining consideration is due by June 30, 2026. Therefore, we will require additional liquidity to continue our operations over the next 12 months.

These factors raise substantial doubt about our ability to continue as a going concern within a reasonable period of time, which is considered to be one year from the issuance date of the annual report for the year ended December 31, 2025. Our financial statements included in this annual report do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business, which could cause investors to suffer the loss of all or a substantial portion of their investment. In order to have sufficient cash and cash equivalents to fund our operations in the future, we will need to raise additional equity or debt capital and cannot provide any assurance that we will be successful in doing so. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Risks and Uncertainties Relating to Doing Business in China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Business Operations in China.” We have entered into a transaction to sell and transfer 100% equity interest in all of our subsidiaries in China, the closing of which is subject to the satisfaction of certain closing conditions. See “Holding Company Structure.” We have entered into a transaction to sell and transfer 100% equity interest in all of our subsidiaries in China, the closing of which is subject to the satisfaction of certain closing conditions. See “Holding Company Structure.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, could result in a material change in our operations and may cause the value of our securities to significantly decline or become worthless. Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For example, China’s government has in recent years issued statements and regulatory actions to regulate certain market players or to improve its supervision of the market in general, such as those related to data security or anti-monopoly concerns. While we currently do not believe such regulatory actions have materially impacted our business operations, or our ability to accept foreign investments, there is no assurance that any new rules or regulations promulgated in the future will not impose additional requirements on us. If any such rules or regulations are adopted, we may be subject to more stringent regulatory scrutiny for our operation and financing efforts, which may in turn result in us incurring additional compliance costs and expenses, delay our investment and financing activities, or otherwise impact our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business Operations in China — The legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations.”

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of its annual report on Form 10-K for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect we will be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report for the fiscal year ended December 31, 2025.

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

For more details, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Auditor.”

Cash and Asset Transfer among the Company and its Subsidiaries

We provide funding to our subsidiaries from time to time through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the year ended December 31, 2025, we made funding of US$1.7 million through capital contributions to CASI Hong Kong, our Hong Kong subsidiary.

Our subsidiaries may pay dividends and make other distributions to us subject to satisfaction of applicable government filing and approval requirements. Such dividend or other distributions may be subject to limitations and certain tax consequences, a discussion on which is set forth below. For the year ended December 31, 2025, no dividends or other distributions were made by our subsidiaries.

We also pay service fees to our PRC subsidiaries pursuant to certain sales support service agreement and research and development support service agreement. For the year ended December 31, 2025, we paid service fees of US$26.0 million to CASI China, one of our PRC subsidiaries. Under PRC tax laws and regulations, earning of our subsidiaries under such agreements are subject to a statutory tax rate of 25%.

In the year ended December 31, 2025, no assets other than cash were transferred through our organization.

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

Risks Relating to Our Ordinary Shares

Potential uncertainty involving the acquisition of all of our outstanding shares may adversely affect our business and the market price of our ordinary shares

On January 7, 2026, the Company’s board of directors received from Dr. Wei-Wu He, the chairman of the Company’s board of directors, a preliminary non-binding proposal, which was further amended by an updated preliminary non-binding proposal dated January 9, 2026 (the "Proposal"), to acquire all of the outstanding ordinary shares that are not already beneficially owned by Dr. He for a proposed purchase price of US$1.15 per ordinary share. As of the date of this report, no decisions have been made with respect to the

Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal, or any other similar transaction will be approved or consummated.

Potential uncertainty involving the acquisition of our business operations in China may adversely affect our business and the market price of our ordinary shares.

On May 12, 2025, the Company entered into a definitive equity and assets transfer agreement with Kaixin Pharmaceuticals Inc. ("Kaixin Pharmaceuticals"), a Cayman Islands incorporated entity wholly-owned by Dr. Wei-Wu He, the chairman of the board of directors and then CEO of the Company and two direct wholly-owned subsidiaries of the Company in China (the "Target Companies"), pursuant to which the Company shall sell and transfer, and Kaixin Pharmaceuticals shall purchase and acquire, 100% equity interests in both Target Companies (the "Target Equity Interests"), and all licensing rights, distribution rights, supply arrangements and related rights related to BI-1206 (in China), CID-103(in Asia excluding Japan) and Thiotepa (in China excluding Hong Kong, Macau and Taiwan) (the "Target Pipeline Products") for an aggregate purchase price of $20.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company (the "Transaction"). The closing of the Transaction shall be subject to certain customary conditions, including resolution of certain judicial freeze on the Target Equity Interests issued in connection with certain ongoing legal dispute of the Company. As part of the Transaction, the Company and Kaixin Pharmaceuticals plan to enter into certain novation and/or assignment agreements with relevant licensors to effect the transfer of rights related to the Target Pipeline Products, which is expected to be completed concurrently with the transfer of the Target Equity Interests. After the closing of the Transaction, the Company expects to retain the rights related to CID-103 (in Japan and non-Asian regions), EVOMELA®, FOLOTYN®, CNCT19 and CB-5339, and remain firmly committed to progressing CID-103 at an accelerated pace.

As of the date of this report, CASI's ownership in CASI China and CASI Wuxi has been frozen due to the ongoing arbitration with Juventas. This presents a significant obstacle to the completion of the spin-off transaction, and no progress has been made thus far. If the transaction cannot be completed, the operation of our current business may be affected.

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

We are required to file an annual report on Form 20 F within four months of the end of each fiscal year. In addition, we intend to publish our half-year reports, distributed through appropriate way. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6 K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

The volatile price of our securities makes it difficult for investors to predict the value of their investments, to sell shares at a profit at any given time, or to plan purchases and sales in advance. The Company’s share price fluctuated from year-to-year and quarter-to-quarter. We expect that the trading price of our ordinary shares is likely to be highly volatile in response to a variety of factors that are beyond our control, such as:

●	whether we will enter into the going private transaction with Dr. He;
●	whether the transaction of disposing our China-related operations and assets will close;

●	our ability to maintain regulatory approval for our launched products and other product candidates;
●	issues in importation, marketing and sales of EVOMELA® and FOLOTYN®;
●	issues in exportation, marketing and sales of generic melphalan product;
●	the outcome of our negotiation with Acrotech with respect to our rights to continue to commercialize EVOMELA®

in China;

●	the outcome of our disputes with Juventas with respect to joint commercialization of CNCT19;
●	the success of CASI Wuxi to operate a manufacturing facility in China, and the capability of CASI Wuxi to generate revenue for certain threshold for each of the years according to the long term borrowing agreement;
●	the clinical development of CNCT19, thiotepa, BI-1206, CB-5339 and CID-103;
●	publicity regarding actual or potential clinical test results relating to products under development by our competitors or us;
●	initiating, completing or analyzing, or a delay or failure in initiating, completing or analyzing, pre-clinical or clinical trials or animal trials or the design or results of these trials for products in development;
●	the entry into, or termination of, key agreements, including key commercial partner agreements;
●	the initiation of, material developments in, or conclusion of litigation to enforce or defend any of our intellectual property rights or defend against the intellectual property rights of others;
●	achievement or rejection of regulatory approvals for products in development by our competitors or us;
●	announcements of technological innovations or new commercial products by our competitors or us;
●	developments concerning our collaborations and supply chain;
●	regulatory developments in the United States and foreign countries;
●	economic or other crises and other external factors;
●	the loss of key employees;
●	period-to-period fluctuations in our revenues and other results of operations;
●	changes in financial estimates by securities analysts; or
●	publicity or activity involving possible future acquisitions, strategic investments, partnerships or alliances.

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

As an exempted company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from those of companies incorporated in Delaware or in other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and not currently listed on any stock exchange. As a Cayman Islands exempted company, we are subject to the Companies Act (As Revised) of the Cayman Islands. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the state of Delaware and their shareholders. In addition, as an exempted company, we are exempted from certain requirements of the Companies Act, including the requirement to hold an annual general meeting. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Differences in Corporate Law—Exempted Company.” Furthermore, as we are not currently listed on any stock exchange, we are not subject to any listing rules or listing standards. To the extent that we continue to follow the Nasdaq corporate governance listing standards that were previously applicable to us, we may stop following any or all of those listing standards at any time at the discretion of our board of directors or management, as the case may be. Our corporate governance practices may afford shareholders less protection than they would otherwise enjoy under Delaware law or under the corporate governance listing standards of the NYSE, the Nasdaq Stock Market or other stock exchanges.

Risks Relating to our Financial Position and Capital Needs

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

We recorded net current liabilities in the past and may continue to record net current liabilities in the future, which could expose us to liquidity risks.

 As of December 31, 2025, we had net current liabilities of $36.2 million. A net current liabilities position could expose us to the risk of shortfalls in liquidity, in which case our ability to raise funds, obtain bank loans and declare and pay dividends would be materially and adversely affected. Our liquidity position is dependent on, among other factors, our ability to grow our business and effectively manage our expenses, but we cannot assure you that our business will maintain the growth momentum or certain expenses can be managed. If we have net current liabilities in the future, our working capital for operations or business expansion plans could be limited and our business, financial position and results of operations could be materially and adversely affected.

We have incurred significant operating losses since inception and anticipate that we will continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

To date, we have been engaged primarily in research and development activities. In the years ended December 31, 2023, 2024 and 2025, we had sales totaling US$33.9 million, US$28.5 million and US$20.7 million, respectively. However, as we are currently in a dispute with respect to our capability to continue to commercialize Evomela® in China, the historical sales of Evomela® may not be an appropriate reference for our future operations. See “—Risks Relating to Our Business — We are in a dispute with Acrotech with respect to the license of Evomela®.”

We have experienced losses in each year since inception. Through December 31, 2025, we had an accumulated deficit of US$748.1 million. We expect that we will seek to raise capital to continue our operations and, although we have been successfully funded to date through the sales of our equity securities or bank loans, our capital-raising efforts may not produce the funding needed to sustain our operations. If we are unable to obtain additional funding for operations, we may not be able to continue operations as proposed, requiring us to modify our business plan, curtail various aspects of our operations or cease operations. In any such event, investors may lose a portion or all of their investment.

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

We have established a cGMP injectable products manufacturing line in a state-owned industrial facility in Wuxi Huishan Economic Development Zone, which is now operational.  As we transition into routine manufacturing operations, the facility may face risks such as instability in the supply of raw material, which could impact production continuity and product quality. Our ability to maintain compliant and efficient operations in China remains subject to evolving Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, employee benefits and other matters. The continued success of CASI Wuxi relies on our ability to secure a stable supply chain, manage operational costs, and maintain compliance with regulatory standards. In the future, we may require additional debt or equity financing to support ongoing operations or expansion, which could result in increased debt obligations, higher interest expense or dilution of equity ownership. If we are unable to effectively manage raw material procurement, equipment maintenance, personnel retention, or process optimization, we may face difficulties in meeting commercial demand or maintaining regulatory compliance. Any one of the factors cited above, or a combination of them, could result in unanticipated costs, which could materially and adversely affect our business and planned operations and earnings in China.  Furthermore, our investment and operational plans related to CASI Wuxi may continue to evolve in response to changing circumstances beyond our control, and our ability to meet future payment obligations remains uncertain. For additional details, see “Risks replating Our Business — The success of CASI Wuxi is subject to uncertainty in our operational execution, supply chain stability, and government regulatory actions. ”

The current capital and credit market conditions may adversely affect our access to capital, cost of capital, and ability to execute our business plan as scheduled.

Access to capital markets is critical to our ability to operate. Traditionally, we have funded our operations by raising capital in the equity markets. Declines and uncertainties in these markets over the past few years have restricted raising new capital in amounts sufficient to conduct our current operations and have affected our ability to continue to expand or fund additional development efforts. We require significant capital for research and development for our product candidates, clinical trials, and marketing activities. Our inability to access the capital markets on favorable terms because of our low stock price, or our delisting from the Nasdaq Capital Market, could affect our ability to execute our business plan as scheduled. Moreover, we rely and intend to rely on third parties, including our clinical research organizations, third party manufacturers, and certain other important vendors and consultants. As a result of the current volatile and unpredictable global economic situation, there may be a disruption or delay in the performance of our third-party contractors and suppliers. If such third parties are unable to adequately satisfy their contractual commitments to us in a timely manner, our business could be adversely affected.

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

On December 31, 2025, we had cash and cash equivalents of US$5.6 million. We may continue to seek additional capital through public or private financing or collaborative agreements in 2026 and beyond. Our operations require significant amounts of cash. We may be required to seek additional capital for the future growth and development of our business. We can give no assurance as to the availability of such additional capital or, if available, whether it would be on terms acceptable to us. If we are not successful in obtaining sufficient capital because we are unable to access the capital markets on favorable terms, it could reduce our research and development efforts and materially adversely affect our future growth, results of operations and financial results. There can be no assurance that we would be able to obtain any required financing on a timely basis or at all.

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

On August 4, 2025, the FDA cleared the IND application for CID-103 for the treatment of active and chronic active renal allograft antibody-mediated rejection (AMR) in adults. This clearance allows the Company to proceed with its clinical development plan for CID-103 in the indicated patient population. However, there can be no assurance that the FDA or other regulatory authorities will not impose clinical holds or require additional information or modifications to the clinical protocols as the program advances. Any such actions could delay or adversely impact the development timeline and regulatory approval process for CID-103.

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

We are substantially dependent on the commercial success of EVOMELA®, FOLOTYN®, MAFALAN® and YUTUO®. Our approved medical products may fail to achieve and maintain the degree of market acceptance and utilization by physicians, patients, third-party payors, and others in the medical community necessary for commercial success.

●EVOMELA®

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

EVOMELA® faces intense competition from generic melphalan products in China, which continues to erode its market share. In 2025, one new generic injectable melphalan product has entered the market, and three additional generic applications are currently under review by the CDE. The entry of these generics, which are typically priced more competitively, has intensified pressure on pricing and marketing strategies, attracting cost-conscious healthcare providers and institutions away from branded products like EVOMELA®. This competitive landscape is expected to further dilute EVOMELA®'s market presence as additional generics receive approval and enter the market.

Commencing in the third quarter of 2025, we entered into a modified distribution agreement with CRPCGIT. Under the agreement, the two parties agreed that for sales orders entered into thereafter, CRPCGIT is permitted to return goods that are close to expiration dates and unsalable for external sales. These returns reflect growing sensitivity among healthcare institutions to drug expiration dates and may lead to increased inventory write-offs, reduced orders, and potential disruptions in supply chain management.

●FOLOTYN®

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

On August 27, 2025, the Company received verbal communication from the CDE of the NMPA that the renewal application for the original Import Drug Registration License for FOLOTYN®  had not been granted and that, as a result, the current Import Drug Registration License for FOLOTYN®  expired as of August 25, 2025. Later, the Company received a formal notice from the NMPA that the Company’s renewal application was not approved. As a result, the Company ceased the sale of FOLOTYN® in China pursuant to the relevant regulations and rules. In the meantime, the Company may continue FOLOTYN® clinical trial activities in China as permitted by relevant governmental authorities. The Company will continue to monitor relevant developments and take commercially reasonable measures with respect to the commercialization plan of FOLOTYN® in China.

●MAFALAN®

Our business is substantially dependent on our ability to successfully commercialize MAFALAN® (melphalan for injection),

our first self-manufactured commercial product in China. As our first locally manufactured product, MAFALAN® is positioned as a domestic alternative to the imported originator product, EVOMELA®, leveraging localized production to achieve what we believe to be a combination of international quality and competitive Chinese cost structure.

As a newly launched self-manufactured product, MAFALAN® faces significant operational and commercial risks. Unlike imported products for which we act as a distributor, MAFALAN® is manufactured at our own facility in Wuxi. This exposes us to all risks inherent in pharmaceutical manufacturing, including but not limited to: maintaining cGMP compliance, ensuring raw material supply chain stability, managing production yields and costs, and passing regulatory inspections. Any disruption, contamination, or failure in our manufacturing process could result in product shortages, recall, or regulatory sanctions, materially impacting our ability to supply MAFALAN® to the market.

Reimbursement and hospital listing are critical market access factors for MAFALAN®'s commercial success in China. The NRDL is updated annually through a negotiation mechanism. Although participating in NRDL pricing negotiations is voluntary, inclusion typically requires significant price concessions. As a newly approved product, MAFALAN® has not yet been included in the NRDL. While China's insurance policy provides that once a competitor's drug with the same generic name is added to the NRDL, other products with the same generic name are automatically included, there can be no assurance that MAFALAN® will benefit from such automatic inclusion in a timely manner, or at all.

Hospital formulary inclusion is essential for broad market adoption. Government-owned hospitals in China typically restrict use of drugs not listed in their formularies. To achieve formulary listing, we must successfully navigate provincial tender processes, though winning a tender does not guarantee hospital inclusion. If we are unable to promptly add MAFALAN® to hospital formularies, doctors and patients will have limited access through hospital pharmacies, materially and adversely affecting demand and revenue. While patients can technically obtain MAFALAN® with a prescription from outpatient pharmacies, hospitals generally do not encourage this practice.

MAFALAN® faces intense competition in the melphalan market in China. As of 2025, one generic injectable melphalan product has entered the market, and three additional generic applications are currently under review by the CDE. The entry of these generics, typically priced competitively, has intensified pressure on pricing and marketing strategies. While MAFALAN®'s localized production may offer cost advantages, there can be no assurance that we can compete effectively on price while maintaining sustainable margins, particularly as additional generics enter the market.

Our ability to successfully commercialize MAFALAN® is also linked to the ongoing dynamics surrounding EVOMELA®. EVOMELA® is the imported originator product for which we previously held exclusive distribution rights, though we are currently in a dispute with Acrotech regarding that license. While MAFALAN® is a separate, self-manufactured product, the market perception, pricing dynamics, and competitive landscape for melphalan products in China are interconnected. Any adverse developments in the EVOMELA® dispute or in the broader melphalan market could indirectly impact MAFALAN®'s commercial prospects.

If we are unable to successfully manufacture MAFALAN® at commercial scale, secure favorable reimbursement and hospital listings, or compete effectively in the increasingly crowded melphalan market, our revenue, margins, and overall financial performance could be materially and adversely affected.

●YUTUO®

In January 2025, we entered into a three-year distribution agreement with Guangzhou Gloria Biosciences Co., Ltd., pursuant to which CASI China was appointed as a non-exclusive distributor for the sales of YuTuo® in China. The PD-1 inhibitor market in China is intensely competitive and rapidly evolving. YuTuo® competes with numerous domestically developed and internationally sourced PD-1/PD-L1 inhibitors, many of which have established brand recognition, broader approved indications, and larger sales forces. As of December 31, 2025, the Chinese market has over eight approved PD-1 inhibitors, with additional products in late-stage development. This saturation creates significant pressure on pricing and makes it challenging for any single product to gain substantial market share.

If we are unable to generate meaningful sales of YuTuo® due to competitive pressures, pricing erosion, supply constraints, or limitations inherent in our non-exclusive distribution arrangement, our revenue and results of operations could be adversely affected. There can be no assurance that the distribution agreement will contribute materially to our business or that we will be able to renew it on favorable terms, or at all, upon its expiration in three years.

We are in a dispute with Acrotech with respect to the license of Evomela®

On December 13, 2024, we received a termination process letter from Acrotech of a certain License Agreement dated September 17, 2014, between Spectrum Pharmaceuticals, Inc. and the Company granting the exclusive rights to the Company to commercialize Evomela® in China, which was later assigned to Acrotech on March 1, 2019. In April 2026, the Company and Acrotech resolved their dispute through an amicable settlement and entered into a binding term sheet. The parties are currently negotiating a longer-form settlement agreement. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information – Legal Proceedings”. If we cannot reach agreements with Acrotech with terms satisfactory to us, our capability to continue to commercialize Evomela® in China will be restricted or even lost, which will in turn materially and adversely affect our operation results and financial position.

We are involved in arbitration proceedings against Juventas in relation to Juventas’ purported termination of the CNCT19 Agreements.

On March 2, 2024, CASI received a notice from Juventas, which purported to terminate the CNCT19 Agreements based on certain alleged non-performance by CASI of its obligations under the CNCT19 Agreements in relation to the preparation for the commercialization of CNCT19. CASI responded to Juventas’ purported termination notice, noting that Juventas was not entitled to unilaterally terminate the CNCT19 Agreements and further demanding that Juventas cease any conduct that may constitute further breach of the CNCT19 Agreements and execute a written undertaking regarding compliance with the CNCT19 Agreements by March 13, 2024.  Juventas did not comply with CASI’s demands. On March 20, 2024, CASI submitted a Notice of Arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) against Juventas pursuant to the CNCT19 Agreements’ dispute resolution clauses, claiming that Juventas’ purported termination was invalid and that Juventas breached the CNCT19 Agreements and seeking, among other things, damages and injunctive reliefs. Together with the Notice of Arbitration, CASI also submitted an application for the appointment of an emergency arbitrator, seeking emergency injunctive reliefs. On the same day, Juventas also submitted a Notice of Arbitration at the HKIAC against CASI, alleging, among other things, that the CNCT19 Agreements were validly terminated and that CASI breached the CNCT19 Agreements. In December 2025, the HKIAC tribunal held a merits hearing regarding the parties’ claims.  The HKIAC tribunal has indicated that they plan to issue a final award by June 30, 2026. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information – Legal Proceedings”.

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

The provision allowing Wuxi LP to request immediate repayment of the long term borrowing if CASI Wuxi fails to generate revenue for certain threshold for each of the years during the term, which represents a significant liquidity risk for CASI. For the years ended December 31, 2024 and 2025, CASI Wuxi failed to satisfy the revenue threshold, therefore Wuxi LP has the right to request immediate repayment of all of the balances of the long term borrowing. If Wuxi LP exercises this option, CASI would be required to allocate a substantial portion of its cash reserves or secure additional financing, which could severely impact its operational cash flow. Converting the investment principal into a three-year long term borrowing introduces uncertainties related to financial stability.

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

Certain of our directors and officers may have business interests that may conflict with our interests and those of our shareholders.

Dr. Wei-Wu He, chairman of our board of directors, is the founder and managing partner of Emerging Technology Partners, LLC (“ETP”), a life science focused venture fund. Dr. Wei-Wu He, together with ETP, holds 18.2% of the Company’s outstanding shares. James Huang, our director, is the sole owner of Panacea Innovation Limited (“Panacea”), a venture capital fund that focuses on the medical and health sector. James Huang, together with Panacea, holds 22.0% of the Company’s outstanding shares. To the extent we fail to appropriately deal with any such conflicts of interest, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have an adverse effect on our business, financial condition, results of operations, and cash flows.

We or the third parties upon whom we rely on may be adversely affected by epidemic outbreaks, earthquakes, tornadoes, hurricanes or other natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

We have the principal executive office in Beijing, China, through which substantially all of our operations are conducted, and an office in South San Francisco, California, United States. We also rely and intend to rely on third parties, including our clinical research organizations, third party manufacturers, and certain other important vendors and consultants in China and in United States. The occurrence of one or more epidemic outbreaks such as Ebola, Zika, SARS-CoV, COVID-19, pandemic influenza or measles, natural disasters, such as tornadoes, hurricanes, fires, floods, hail storms and earthquakes, unusual weather conditions, terrorist attacks or disruptive political events in regions where we operate our business could adversely affect the operations of the third parties we rely on and our business, results of operations, financial condition and our prospects.

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

We have limited manufacturing capacity and rely on limited suppliers for some of our products.

We have established a cGMP injectable products manufacturing line in the Wuxi Huishan Economic Development Zone in Jiangsu Province, China, which is now operational and produced our first self-manufactured commercial product, MAFALAN®.  While this facility represents a significant strategic asset, our manufacturing operations are still in the early stage and we have limited experience in operating at commercial scale.

Operating our own manufacturing facility exposes us to significant risks inherent in pharmaceutical production. These risks include but are not limited to: maintaining continuous compliance with cGMP requirements imposed by the NMPA and other regulatory authorities; ensuring the stability and quality of raw material supply chains; managing production yields and controlling manufacturing costs; preventing contamination, equipment failures, or other disruptions; and successfully passing regulatory inspections. Any significant problem encountered in our manufacturing operations—whether due to equipment malfunction, human error, raw material defects, natural disasters, or other causes—could result in production delays, product shortages, recalls, or regulatory sanctions, materially impacting our ability to supply products to the market.

We depend on our third-party suppliers for certain raw materials, components, and services. These third parties may not meet their obligations and any such non-performance may delay clinical development or submission of products for regulatory approval, or otherwise impair our competitive position. Any significant problem experienced by one of our suppliers could result in a delay or interruption in the supply of materials to us until such supplier resolves the problem or an alternative source of supply is located. Any delay or interruption would likely lead to a delay or interruption of manufacturing operations, which could negatively affect our operations. Although we have identified alternative suppliers for our product candidates, we have not entered into contractual or other arrangements with some of them. If we needed to use an alternate supplier for any product, we would experience delays while we negotiated an agreement with them for the manufacture of such product. In addition, we may be unable to negotiate manufacturing terms with a new supplier as favorable as the terms we have with our current suppliers.

Problems with any manufacturing processes, including deviations from cGMP, could result in product defects, which could require us to delay shipment of products or recall products previously shipped, as well as regulatory action. In addition, any prolonged interruption in the operations of the manufacturing facilities of one of our sole-source suppliers could result in the cancellation of shipments. A number of factors could cause interruptions, including equipment malfunctions or failures, or damage to a facility due to natural disasters or otherwise. Regulatory authorities conduct periodic inspections of manufacturing facilities, and any findings of non-compliance could result in warning letters, fines, import restrictions, or suspension of manufacturing approvals. Given that our Wuxi facility is newly operational and we have limited regulatory inspection history, we face heightened scrutiny and uncertainty regarding our ability to maintain compliance over time.

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

Although China recently adopted changes to its patent law to include patent term extension and an early resolution mechanism for pharmaceutical patent disputes starting in June 2021, key provisions of the law remain unclear and/or subject to implementing regulations. The absence of detailed implementing rules on data exclusivity for pharmaceutical products in China could further increase the risk of early generic or biosimilar competition with our medicines in China.

In China, laws on patent term extension (PTE), patent linkage, and data exclusivity (referred to as regulatory data protection) are still developing. Therefore, a lower-cost generic drug can emerge onto the market much more quickly. Chinese regulators have set forth a framework for integrating patent linkage and data exclusivity into the Chinese regulatory regime, as well as for establishing a pilot program for patent term extension. The Economic and Trade Agreement Between the United States of America and the People’s Republic of China announced in January 2020 (the “Trade Agreement”) also provides for a mechanism for early resolution of patent disputes and patent term extension systems. To be implemented, this framework will require adoption of legislation and regulations. In October 2020, China adopted amendments to its Patent Law (the “Amended PRC Patent Law”), which became effective on June 1, 2021. The Amended PRC Patent Law contains both patent term extension and a mechanism for early resolution of patent disputes, which may be comparable to patent linkage in the United States. Since July 2021, China's patent linkage system has been fully operational, allowing pharmaceutical patent disputes to be resolved before generic drug approval. Additionally, the China National Intellectual Property Administration has started granting patent term extensions for eligible pharmaceutical patents, with further details outlined in the revised Implementing Regulations of the Patent Law, which took effect on January 20, 2024. Once it becomes effective on May 15, 2026, the revised Implementing Regulations of the Drug Administration Law will establish a six-year data exclusivity regime for drugs containing new chemical entities and other eligible drugs, prohibiting unfair commercial use of undisclosed test data. However, uncertainties remain regarding the implementation of data exclusivity, as relevant regulations are still under consideration and have yet to be finalized.

Until the relevant implementing regulations for patent term extension and an early resolution mechanism in the Amended PRC Patent Law are implemented, and until data exclusivity is implemented, we may be subject to earlier generic competition.

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

We have substantial operations and conduct business in China. Therefore, we are subject to risks related to operating in China, which include complex laws or regulatory requirements or unexpected changes to those laws or requirements; other laws and regulatory requirements to which our business activities are subject, such as the Foreign Corrupt Practices Act; changes in the political or economic condition of a specific country or region; fluctuations in the value of foreign currency versus the U.S. dollar; our ability to deploy funds in an efficient manner; tariffs, trade protection measures, import or export licensing requirements, trade embargoes, and sanctions (including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury), and other trade barriers; difficulties in attracting and retaining qualified personnel; and cultural differences in the conduct of business. There is currently significant uncertainty about the future relationship between the U.S. and various other countries, including China, with respect to trade policies, treaties, government regulations and tariffs.

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

As of the date hereof, we and our PRC subsidiaries (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority. On July 7, 2022, the CAC published the Guidelines for Data Export Security Assessment (《数据出境安全评估办法》) (the “Guidelines”), which took effect on September 1, 2022. Pursuant to the Guidelines, the data processor who intends to transfer certain important data or large volume of personal information outside of China shall complete a prior CAC-led data outbound transfer security assessment. Subsequently, the CAC issued the Provisions on Promoting and Regulating Cross-Border Data Flows on March 22, 2024, which define "important data" and specify the thresholds and circumstances under which a data processor must complete a prior CAC-led data outbound transfer security assessment. For the data we accessed through or obtained from clinical trials, we have complied with the laws and regulations then-in-effect, and completed the registration with HGR Agency or the former HGRAO, but it is unclear if the current HGR Agency registration procedure will be changed in the future. We will closely monitor and review any regulatory development and comply with any new approval or license requirement when necessary. If (i) we inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

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

Furthermore, in case any of the following major events occurs after the overseas offering and listing, the issuer is also required to report the relevant information to the CSRC within three business days of the occurrence and the announcement of the relevant events: (1) change of control; (2) the foreign securities regulatory body or the relevant competent authority has taken such measures as investigation and punishment; (3) conversion of listing status or listing board; and (4) voluntary or compulsory termination of listing. Where there is any material change in the major business and operation of the issuer after overseas offering and listing, and such change does not fall within the scope of filing, the issuer shall, within three business days of the occurrence of such change, submit a special report and a legal opinion issued by a domestic law firm to the CSRC to explain the relevant situation.

As substantially all of our operations are currently based in the PRC, our future offerings and major changes shall be subject to the foregoing filing procedures under the Overseas Listing Trial Measures. We cannot assure you that we could meet such requirements, obtain such permit from the relevant government authorities, or complete such filing in a timely manner or at all. Any failure may significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, as the Overseas Listing Trial Measures was promulgated, there remains substantial uncertainties as to its interpretation and implementation and how it may impact our ability to raise or utilize fund and business operation.

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

Our China subsidiaries have cash and cash equivalents of RMB27.8 million, valued at US$4.0 million in U.S. dollars as of December 31, 2025. On a consolidated basis this balance accounts for 70.7% of our total cash and cash equivalents. The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of RMB out of China. Control on payments out of China may restrict the ability of our China subsidiaries to remit RMB to us. Approval from China’s State Administration of Foreign Exchange (“SAFE”) and the People’s Bank of China (“PBOC”) may be required where RMB are to be converted into foreign currencies, including U.S. dollars, and approval from SAFE and the PBOC or their branches may be required where RMB are to be remitted out of China. Specifically, under the existing restrictions, without prior approval from SAFE and the PBOC, the cash balance of our China subsidiaries is not available to us for activities outside of China, including the support of our in-licensing efforts. Furthermore, because repatriation of funds requires the prior approval of SAFE and the PBOC, such repatriation could be delayed, restricted or limited.

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

Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. Although we believe that none of our entities outside of China should be considered a PRC resident enterprise for PRC tax purposes, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

We were incorporated in 1991, and in 2012, with new leadership, we shifted our business strategy to China and has since built an infrastructure in China that includes sales and marketing, medical affairs, regulatory and clinical development and in the foreseeable future, manufacturing. We are focused on acquiring, developing and commercializing products that augment our hematology oncology, autoimmune and organ transplant rejection therapeutic area focus as well as other unmet medical need. We are executing our plan to become a biopharmaceutical leader by launching medicines in the greater China market, leveraging our China-based regulatory, clinical and commercial competencies and our global drug development expertise. The majority of our operations and activities are now located in China and are conducted primarily through two of our subsidiaries, CASI China and CASI Wuxi. In China, we have staff currently consists of 205 full-time employees which includes our commercial team of 128 hematology and oncology sales and marketing specialists based in China. We expect our operations in China to continue to grow.

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

On May 3, 2024, we filed a registration statement on Form F-3, or the Prior Registration Statement, with SEC, related to the offer and sale of up to an aggregate of $50.0 million of our ordinary shares, preferred shares, warrants, subscription rights, and/or units, from time to time in one or more offerings, pursuant to a combined base prospectus. The Prior Registration Statement was subsequently declared effective on May 10, 2024. On December 20, 2024, we filed a registration statement on Form F-3, which combined the Prior Registration Statement, all of which remain unissued, with the additional securities registered thereby for offer and sale by us, to enable the offer and sale of up to an aggregate of $200.0 million of our ordinary shares, preferred shares, warrants, subscription rights, and/or units, from time to time in one or more offerings, pursuant to a combined base prospectus. On January 16, 2025, we submitted the required filing with the CSRC for this offering. Additionally, this registration statement contains a Sales Agreement prospectus covering the offering, issuance and sale by us of up to $50.0 million of our ordinary shares that may be issued and sold from time to time under an Open Market Sale Agreement we have entered into with Jefferies LLC, as sales agent, or the Sales Agreement. To date, we have sold 4,053,836 ordinary shares pursuant to the Open Market Sale Agreement for net proceeds of $5.7 million, after deducting sales agent commission. The Company may cancel its at-the-market program at any time upon written notice, pursuant to its terms.

In April 2025, we entered into an Equity Transfer Agreement with PAT and Wuxi Zhihe Daukang II Venture Capital Partnership, a venture capital partnership of which Dr. Wei-Wu He is a general partner, to acquire all of the equity interest in PAT owned by such fund at an aggregate consideration of RMB28.4 million (being ETP’s original investment amount) plus certain investment returns thereof calculated based on a 15% simple rate of interest per annum from the date of investment through the date of payment. In January 2026, CASI China paid the first installment of RMB7.0 million (approximately $1.0 million), the remaining consideration shall be paid by June 30, 2026.

On May 12, 2025, the Company entered into a definitive equity and assets transfer agreement with Kaixin Pharmaceuticals Inc. ("Kaixin Pharmaceuticals"), a Cayman Islands incorporated entity wholly-owned by Dr. Wei-Wu He, the then Chairman of the board of directors and CEO of the Company and two direct wholly-owned subsidiaries of the Company in China (the "Target Companies"), pursuant to which the Company shall sell and transfer, and Kaixin Pharmaceuticals shall purchase and acquire, 100% equity interests in both Target Companies (the "Target Equity Interests"), and all licensing rights, distribution rights, supply arrangements and related rights related to BI-1206 (in China), CID-103(in Asia excluding Japan) and Thiotepa (in China excluding Hong Kong, Macau and Taiwan) (the "Target Pipeline Products") for an aggregate purchase price of $20.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company (the "Transaction"). The closing of the Transaction shall be subject to certain customary conditions, including resolution of certain judicial freeze on the Target Equity Interests issued in connection with certain ongoing legal dispute of the Company. As part of the Transaction, the Company and Kaixin Pharmaceuticals plan to enter into certain novation and/or assignment agreements with relevant licensors to effect the transfer of rights related to the Target Pipeline Products, which is expected to be completed concurrently with the transfer of the Target Equity Interests. After the closing of the Transaction, the Company expects to retain the rights related to CID-103 (in Japan and non-Asian regions), EVOMELA®, FOLOTYN®, CNCT19 and CB-5339, and remain firmly committed to progressing CID-103 at an accelerated pace.

On December 11, 2025, we entered into a convertible note purchase agreement (the “Purchase Agreement”) with ETP Global III Fund LP, a partnership controlled by Dr. Wei-Wu He (the “Purchaser”), pursuant to which the Company would issue and sell convertible notes in an aggregate principal amount of US $20 million to the Purchaser through a private placement transaction. This investment was planned to provide runway to fund the Company through a Phase 1 study in China in renal allograft anti-body-mediated rejection (AMR) as well as development toward a stable, high concentration protein solution for subcutaneous formulation. The sale of the convertible notes was in tranches and subject to multiple closings with certain closing conditions, including Purchaser being satisfied with the business results and financials status of the Company and the use of proceeds upon each closing. Each convertible note issued pursuant to the Purchase Agreement will mature in 36 months, bearing interest of 12% per annum from the issuance date. Upon maturity, each note may, at the Company’s option, be convertible into ordinary shares of the Company, par value US $0.0001 per share (the “Shares”), at a conversion price of the volume weighted average closing price of the Company’s Shares during the five consecutive trading days immediately preceding the maturity date. The Purchaser also has the right to convert each note into Shares at any time from and including the 91st day after the issuance thereof to and including the maturity date at a conversion price of the volume weighted average closing price of the Company’s Shares during the five consecutive trading days immediately preceding the date of conversion notice by the Purchaser. In no event shall the conversion price be higher than US $2 per ordinary Share or lower than US $1 per Share. As of the date of this annual report, notes with an aggregate principal amount of US $20 million in four tranches have been issued.

On January 7, 2026, the Company’s board of directors received from Dr. Wei-Wu He, the chairman of the Company’s board of directors, a preliminary non-binding proposal, which was further amended by an updated preliminary non-binding proposal dated January 9, 2026 (the "Proposal"), to acquire all of the outstanding ordinary shares that are not already beneficially owned by Dr. He for a proposed purchase price of US$1.15 per ordinary share. As of the date of this report, no decisions have been made with respect to the Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal, or any other similar transaction will be approved or consummated.

On February 23, 2026, we received a determination letter from the Hearings Panel (the “Panel”) of The Nasdaq Stock Market (“Nasdaq”), notifying the Company that the Panel determined to delist the Company’s securities from Nasdaq. As a result, the Company securities was suspended and delisted from Nasdaq. Our ordinary shares started to trade on OTCQB market under the ticker “CASIF” on April 14, 2026.

Our principal executive offices are located at 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road Chaoyang District, Beijing, 100025, People’s Republic of China. Our telephone number at this address is +86 (10) 6508 6063. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is located 601 Gateway Blvd, Suite 1250, South San Francisco, California 94080.

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

The Company has historically built and operated a fully integrated biopharmaceutical organization dedicated to the development and commercialization of innovative therapeutics, with a primary focus on the hematology/oncology field and the China market. On May 9, 2025, the Company entered into a definitive agreement to sell its two wholly-owned subsidiaries in China and to transfer certain regional rights to the pipeline products BI-1206, CID-103 (in Asia excluding Japan) and Thiotepa to an entity wholly-owned by its Chairman and then CEO. This transaction marked a fundamental shift in the Company’s corporate structure and strategic focus. With the divestiture of its China-based operations, the Company has repositioned itself as a clinical-stage biopharmaceutical company developing CID-103, an anti-CD38 monoclonal antibody, for patients with organ transplant rejection and autoimmune diseases. The Company now concentrates its resources on the accelerated global development of CID-103, for which it retains rights in Japan and all non-Asian regions. In parallel, the Company continues to manage its other retained assets, including EVOMELA®, FOLOTYN®, CNCT19 and CB-5339, with a primary strategic emphasis on advancing CID-103 toward key clinical and regulatory milestones.

Development of Our Core Products

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

In July 2023, we entered into a tripartite assignment agreement with MICL, MMCo and Acrotech, pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to us. FOLOTYN® is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). This product was approved by both the US FDA and China’s NMPA for PTCL. We also entered into a supply agreement with Acrotech. pursuant to which Acrotech. will supply to the Company FOLOTYN® subject to terms and on the conditions. On August 27, 2025, the Company received verbal communication from the CDE of the NMPA that the renewal application for the original Import Drug Registration License for FOLOTYN® had not been granted and that, as a result, the current Import Drug Registration License for FOLOTYN® expired as of August 25, 2025. Later, the Company received a formal notice from the NMPA that the Company’s renewal application was not approved. As a result, the Company ceased the sale of FOLOTYN® in China pursuant to the relevant regulations and rules. In the meantime, the Company may continue FOLOTYN® clinical trial activities in China as permitted by relevant governmental authorities. The Company will continue to monitor relevant developments and take commercially reasonable measures with respect to the commercialization plan of FOLOTYN® in China.

In May 2025, we received NMPA marketing approval for MAFALAN® (generic melphalan), our first self-manufactured commercial product in China. MAFALAN® is approved for high-dose conditioning treatment prior to hematopoietic stem cell transplantation in patients with multiple myeloma and for palliative treatment of patients with multiple myeloma for whom oral therapy is not appropriate. Manufactured at our own cGMP facility in the Wuxi Huishan Economic Development Zone, MAFALAN® is positioned as a domestically produced alternative to the imported originator product, EVOMELA®, leveraging localized production to achieve competitive cost structure while maintaining international quality standards. We will continue to invest our time, resources, and efforts in the commercialization of MAFALAN® in China, and, over time, in global markets, including hospital formulary inclusions, physician engagement, and reimbursement opportunities.

In February 2026, we received NMPA’s approval for thiotepa, we intend to advance and commercialize this product in China. The Company has an exclusive China license and distribution rights to a novel formulation of thiotepa, a chemotherapeutic agent, which has multiple indications including as a conditioning treatment for use prior to certain allogeneic haemopoietic stem cell transplants. Thiotepa has a long history of established use in the hematology/oncology setting.

Other Candidates

CID-103 (anti-CD38 monoclonal antibody)

CID-103 is a full human IgG1 anti-CD38 monoclonal antibody recognizing a unique epitope that has demonstrated an encouraging pre-clinical efficacy and safety profile compared to other anti-CD38 monoclonal antibodies, and which we have exclusive global rights. CID-103 is being developed for the treatment of patients with multiple myeloma. The Phase 1 dose escalation and expansion study of CID-103, in patients with previously treated, relapsed or refractory multiple myeloma has been suspended in France and the UK. A separate IND for the R/R MM indication has been approved by the Center for Drug Evaluation (CDE) of China's National Medical Products Administration (NMPA) in June 2024. Peer-reviewed medical literature, including important articles in the New England Journal of Medicine, points to the promise of the anti-CD38 approach in organ transplant rejection and autoimmune diseases such as immune thrombocytopenia (ITP). In May 2024, we announced the clearance of IND application with the US FDA for the initiation of a phase 1/2 study of CID-103 in adults with ITP. In October 2024, the CDE approved the CTA for a phase 1/2 study of CID-103 in patients with chronic Immune Thrombocytopenia (ITP). The Chinese ITP study is part of the global study that was approved by the US FDA in May 2024. In January 2025, we announced the first patient was enrolled and dosed in the ITP trial. In August 2025, we announced FDA clearance of an IND application for CID-103 in adults with active and chronic active renal allograft antibody mediated rejection (AMR). In January 2026, we announced that China NMPA has approved a CTA conduct a Phase 1/2 clinical trial for CID-103 in adults with chronic active renal allograft AMR. The Phase 1/2 clinical trial is a dose-ranging and safety study evaluating the tolerability and efficacy of CID-103 in patients with renal allograft AMR.

BI-1206 (anti-FcyRIIB antibody)

In October 2020, the Company entered into an exclusive licensing agreement with BioInvent International AB (“BioInvent”) for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase 1/2 trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL).

CTA was approved by NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from HGRAO in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, with a goal to select the Recommended Phase 2 Dose based on early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the China Center for Drug Evaluation (“CDE”) in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022. The enrollment for Phase 1 study has been completed in December 2025.

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

CB-5339 (VCP/p97inhibitor)

CB-5339 is a novel VCP/p97 inhibitor focused on valosin-containing protein (VCP)/p97 as a novel target in protein homeostasis, DNA damage response and other cellular stress pathways for therapeutic use in the treatment of patients with various malignancies. We entered into an exclusive license on March 21, 2021,with Cleave Therapeutics, Inc. (“Cleave”) for the development and commercialization of CB-5339 in mainland China, Hong Kong, Macau and Taiwan. On July 18, 2023, we entered into an assignment agreement with Cleave, pursuant to which we obtained the global intellectual property rights related to CB-5339. CB-5339, an oral second-generation, small molecule VCP/p97 inhibitor, has been evaluated in a Phase 1 clinical trial in patients with acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). We submitted the CB-5339 CTA application for the multiple myeloma indication in March 2022 and received approval from the NMPA in January 2023.

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

As previously disclosed, beginning in December 2024, the Company had a dispute with Acrotech concerning the License Agreement (the “License Agreement”), dated September 17, 2014, between Spectrum Pharmaceuticals, Inc. and the Company, granting the exclusive rights to the Company to commercialize Evomela® in China, which was later assigned to Acrotech on March 1, 2019. In April 2026, the Company and Acrotech resolved their dispute through an amicable settlement and entered into a binding term sheet.  The parties are currently negotiating a longer-form settlement agreement. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information – Legal Proceedings”.

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

In relation to the FOLOTYN® Assignment Agreement, the Company and MICL entered into a payment agreement (the “Payment Agreement”), pursuant to which the Company will pay MICL a total of US$ 12 million, including (i) a one-time payment of US$ 2 million which will be paid upon completion of the quality audit; (ii) a one time, non-refundable and non-creditable payment of US$ 2 million to be paid when the aggregate net sales of FOLOTYN® in China equals to or exceeds US$ 30,000,000, and (iii) in each calendar quarter, a one-time, non-refundable and non-creditable payment of an amount equal to 10% of net sales of FOLOTYN® in China in the preceding calendar quarter, until an aggregate amount of US$ 8 million is paid in such quarterly instalments. In the event that the Company has not paid the full amount of payment of US$10 million under (ii) and (iii) above (the “Deferred Payments”) on July 31, 2028, the remaining amount shall become immediately due and payable, unless the drug approval in China is not renewed by relevant regulatory authorities. On August 27, 2025, the Company received verbal communication from the CDE of the NMPA that the renewal application for the original Import Drug Registration License for FOLOTYN®  had not been granted and that, as a result, the current Import Drug Registration License for FOLOTYN®  expired as of August 25, 2025. Later, the Company received a formal notice from the NMPA that the Company’s renewal application was not approved. As a result, the Company ceased the sale of FOLOTYN® in China pursuant to the relevant regulations and rules. In the meantime, the Company may continue FOLOTYN® clinical trial activities in China as permitted by relevant governmental authorities. The Company will continue to monitor relevant developments and take commercially reasonable measures with respect to the commercialization plan of FOLOTYN® in China.

Distribution Agreement with China Resources Pharmaceutical Commercial Group International Trading Co., Ltd. (previously known as China Resources Guokang Pharmaceuticals Co., Ltd.)

In March 2019, the Company entered into a three-year exclusive distribution agreement with China Resources Pharmaceutical Commercial Group International Trading Co., Ltd. (“CRPCGIT”), to appoint CRPCGIT on an exclusive basis as its distributor to distribute EVOMELA® in the territory of China, subject to certain terms and conditions. The Company’s internal marketing and sales team are responsible for commercial activities, including, for example, direct interaction with therapeutic area experts, physicians, hospital centers and the generation of sales. The agreement was renewed in March 2022 for two years, and further extended in February 2024 for an additional three years. In June 2025, the Company and CRPCGIT entered into a modified distribution agreement, in which the Company allows CRPCGIT to return goods that are close to expiration dates and cannot be sold.

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

Distribution Agreement with Guangzhou Gloria Biosciences Co., Ltd.

In January 2025, CASI Wuxi entered into a distribution agreement with Guangzhou Gloria Biosciences Co., Ltd., pursuant to which CASI Wuxi was appointed as a distributor for the sales of YuTuo® (Zimberelimab) in the territory of China during the term of three years, subject to certain terms and conditions.

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

BioInvent International AB

In October 2020, the Company entered into an exclusive licensing agreement with BioInvent for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase I trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). CTA was approved by NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from HGRAO in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, with a goal to select the Recommended Phase 2 Dose based on early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the CDE in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022. The enrollment for Phase 1 study has been completed in December 2025.

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

In conjunction with our license agreement entered into with BioInvent, we made a SEK 53.8 million investment in 1.2 million new shares of BioInvent, and 588,000 new warrants, each warrant with a right to subscribe for 1 new share in BioInvent within a period of five years and at a subscription price of SEK 78.50 per share. As of December 31, 2025, we have sold all ordinary shares of BioInvent and all warrants held by us were expired.

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

Sales and Marketing

We rely on third-party distributors to distribute our approved medicines. For example, we have a long-standing business relationship with our sole distributor CRPCGIT for the in-licensed product EVOMELA®, and we established a business relationship with a sole distributor CNMC for the in-licensed product FOLOTYN®. In addition, we have developed and expanded our commercial capabilities to support our self-manufactured and other in-licensed products. MAFALAN® (melphalan for injection) is manufactured at our own facility in Wuxi, China, and was approved for marketing by the NMPA in May 2025. YuTuo® (zimberelimab injection) is distributed in China pursuant to a three-year distribution agreement we entered into with Guangzhou Gloria Biosciences Co., Ltd. in 2025, under which CASI China was appointed as a non-exclusive distributor. Our ability to maintain and grow our business will depend on our ability to maintain effective distribution channels that ensure the timely delivery of our medicines, as well as our ability to successfully manage our own manufacturing and supply operations.

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

In September 2022, Xi’An Libang Pharmaceuticals Co., Ltd. introduced the first domestically produced injectable melphalan formulated with propylene glycol as a co-solvent. Subsequently, in March 2025, Sichuan Huiyu Pharmaceutical Co., Ltd. launched the second domestically produced injectable melphalan, utilizing Captisol® as a co-solvent. These domestically manufactured injectable melphalan products directly compete with our marketed product EVOMELA® as well as our generic melphalan product, and have negatively impacted, and may continue to negatively impact, the marketability of our current and future products.

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

In October, 2017, the NMPA released the Decision on Adjusting Items concerning the Administration of Imported Drug Registration, as well as current requirement in DRR, which includes the following key points:

●	Phase 1 IMCT is allowed to be conducted in China. The IMCT drug does not need to gain prior approval or have entered into either a Phase 2 or 3 clinical trial in a foreign country before the IMCT could be conducted in China, except for preventive biological products.
●	If the IMCT is conducted in China, the application for drug marketing authorization can be submitted directly after the completion of the IMCT. When submitting such application, the applicant shall comply with the requirements under the DDR and other relevant documents.

●	With respect to clinical trial and market authorization applications for imported innovative chemical drugs and therapeutic biological products, the marketing authorization in the country or region where the foreign drug manufacturer is located will not be required.
●	With respect to drug applications that have been accepted before the release of this Decision, importation permission can be granted if such applications request exemption of clinical trials for the imported drugs based on the data generated from IMCT and if relevant requirements under the Administrative Measures of the Drug Registration are met.

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

SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, on June 9, 2016, which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which became effective on the same day. SAFE Circular 28 allows non-investment foreign- invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the currently effective Negative List and the target investment projects are genuine and in compliance with laws. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. On September 12, 2025, SAFE issued the Circular on Matters Concerning Deepening the Reform of Foreign Exchange Management for Cross-border Investment and Financing, or 2025 Circular 43, which took effect on the same date. 2025 Circular 43 streamlines cross-border investment administration by eliminating registration requirements for preliminary expenses and domestic reinvestment, expands external debt quotas for high-tech enterprises, and optimizes capital account income usage by narrowing the negative list.

C.	Organizational Structure

Below set forth is an organization chart of CASI as of April 30, 2026:

Note: Currently CASI Hong Kong has no meaningful operations.

On May 12, 2025, the Company entered into a definitive equity and assets transfer agreement with Kaixin Pharmaceuticals Inc. ("Kaixin Pharmaceuticals"), a Cayman Islands incorporated entity wholly-owned by Dr. Wei-Wu He, the chairman of the board of directors and then CEO of the Company and two direct wholly-owned subsidiaries of the Company in China (the "Target Companies"), pursuant to which the Company shall sell and transfer, and Kaixin Pharmaceuticals shall purchase and acquire, 100% equity interests in both Target Companies (the "Target Equity Interests"), and all licensing rights, distribution rights, supply arrangements and related rights related to BI-1206 (in China), CID-103(in Asia excluding Japan) and Thiotepa (in China excluding Hong Kong, Macau and Taiwan) (the "Target Pipeline Products") for an aggregate purchase price of $20.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company (the "Transaction"). The closing of the Transaction shall be subject to certain customary conditions, including resolution of certain judicial freeze on the Target Equity Interests issued in connection with certain ongoing legal dispute of the Company.

D.	Property, Plant and Equipment

As of April 30, 2026, our principal executive offices are located in Beijing, China, consisting of approximately 890 square meters of leased office space, which serves as the center of our commercial as well as general administration functions. CASI Wuxi leased a workshop and office space of approximately 10,000 square meters. In May 2025, CASI Wuxi was approved by CDE to manufacture generic products and its cGMP injectable products manufacturing line was put to use. The productive capacity of the manufacturing line is 100,000 vials a year and our current utilization is approximately 30%. The lessors of offices in Beijing and Wuxi are independent third parties, and we plan to renew these leases from time to time as needed. We also use certain office facilities of Human Longevity Inc. (“HLI”) in South San Francisco, California, for US’s business development and general administration functions. Dr. Wei-Wu He, one of the Company’s board of directors, is also the Executive Chairman of HLI. We believe that our facilities are adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

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

We launched our first commercial product, EVOMELA® (Melphalan for Injection) in China in August 2019. In China, EVOMELA® is approved for use as a conditioning treatment prior to stem cell transplantation and as a palliative treatment for patients with multiple myeloma. EVOMELA®, was originally licensed from Spectrum Pharmaceuticals, Inc. (“Spectrum”). We had a supply agreement with Spectrum to support our application for import drug registration and for commercialization purposes. Spectrum completed the sale of its portfolio of FDA-approved hematology/oncology products including EVOMELA® to Acrotech on March 1, 2019. The original supply agreement with Spectrum was assumed by Acrotech, and Spectrum agreed to continue with a short-term supply agreement for EVOMELA® for the initial commercial product supply in connection with the launch, with the long-term supply assumed by Acrotech. Beginning in December 2024, we had a dispute with Acrotech concerning the agreement. In April 2026, we resolved the dispute with Acrotech through an amicable settlement and entered into a binding term sheet. The parties are currently negotiating a longer-form settlement agreement. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information – Legal Proceedings”.

In July 2023, we entered into a tripartite assignment agreement with MICL, MMCo and Acrotech, pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to us. FOLOTYN® is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). This product was approved by both the US FDA and China’s NMPA for PTCL. We also entered into a supply agreement with Acrotech. pursuant to which Acrotech. will supply to the Company FOLOTYN® subject to terms and on the conditions. On August 27, 2025, the Company received verbal communication from the CDE of the NMPA that the renewal application for the original Import Drug Registration License for FOLOTYN® had not been granted and that, as a result, the current Import Drug Registration License for FOLOTYN® expired as of August 25, 2025. Later, the Company received a formal notice from the NMPA that the Company’s renewal application was not approved. As a result, the Company ceased the sale of FOLOTYN® in China pursuant to the relevant regulations and rules. In the meantime, the Company may continue FOLOTYN® clinical trial activities in China as permitted by relevant governmental authorities. The Company will continue to monitor relevant developments and take commercially reasonable measures with respect to the commercialization plan of FOLOTYN® in China.

In May 2025, we received NMPA marketing approval for MAFALAN® (generic melphalan), our first self-manufactured commercial product in China. MAFALAN® is approved for high-dose conditioning treatment prior to hematopoietic stem cell transplantation in patients with multiple myeloma and for palliative treatment of patients with multiple myeloma for whom oral therapy is not appropriate. Manufactured at our own cGMP facility in the Wuxi Huishan Economic Development Zone, MAFALAN® is positioned as a domestically produced alternative to the imported originator product, EVOMELA®, leveraging localized production to achieve competitive cost structure while maintaining international quality standards. We will continue to invest our time, resources, and efforts in the commercialization of MAFALAN® in China, and, over time, in global markets, including hospital formulary inclusions, physician engagement, and reimbursement opportunities.

In February 2026, we received NMPA’s approval for thiotepa, we intend to advance and commercialize this product in China. The Company has an exclusive China license and distribution rights to a novel formulation of thiotepa, a chemotherapeutic agent, which has multiple indications including as a conditioning treatment for use prior to certain allogeneic haemopoietic stem cell transplants. Thiotepa has a long history of established use in the hematology/oncology setting.

Other core hematology/oncology assets in our pipeline include:

●	CID-103 is a CID 103 is a full human IgG1 anti-CD38 monoclonal antibody recognizing a unique epitope that has demonstrated an encouraging pre-clinical efficacy and safety profile compared to other anti-CD38 monoclonal antibodies, and which we have exclusive global rights. CID-103 is being developed for the treatment of patients with multiple myeloma. The Phase 1 dose escalation and expansion study of CID-103, in patients with previously treated, relapsed or refractory multiple myeloma has been suspended in France and the UK. A separate IND for the R/R MM indication has been approved by the Center for Drug Evaluation (CDE) of China's National Medical Products Administration (NMPA) in June 2024. Peer-reviewed medical literature, including important articles in the New England Journal of Medicine, points to the promise of the anti-CD38 approach in organ transplant rejection and autoimmune diseases such as immune thrombocytopenia (ITP). In May 2024, we announced the clearance of IND application with the US FDA for the initiation of a phase 1/2 study of CID-103 in adults with ITP. In October 2024, the CDE approved the CTA for a phase 1/2 study of CID-103 in patients with chronic Immune Thrombocytopenia (ITP). The Chinese ITP study is part of the global study that was approved by the US FDA in May 2024. In January 2025, we announced the first patient was enrolled and dosed in the ITP trial. In August 2025, we announced FDA clearance of an IND application for CID-103 in adults with active and chronic active renal allograft antibody mediated rejection (AMR). In January 2026, we announced that China NMPA has approved a CTA conduct a Phase 1/2 clinical trial for CID-103 in adults with chronic active renal allograft AMR. The Phase 1/2 clinical trial is a dose-ranging and safety study evaluating the tolerability and efficacy of CID-103 in patients with renal allograft AMR.
●	BI-1206 In October 2020, the Company entered into an exclusive licensing agreement with BioInvent for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase I trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). CTA was approved by NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from HGRAO in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, with a goal to select the Recommended Phase 2 Dose based on early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the China Center for Drug Evaluation (“CDE”) in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022. The enrollment for Phase 1 study has been completed in December 2025.
●	CNCT19 is an autologous CD19 CAR-T investigative product (“CNCT19”) being developed by our partner Juventas for which we have exclusive world-wide co-commercial and profit-sharing rights. CNCT19 is being developed as a potential treatment for patients with hematological malignancies which express CD19 including, B-cell acute lymphoblastic leukemia (“B-ALL”) and B-cell non-Hodgkin lymphoma (“B-NHL”). CNCT19 targets CD19, a B-cell surface protein widely expressed during all phases of B-cell development and a validated target for B-cell driven hematological malignancies. CD19 targeted CAR constructs from several different institutions have demonstrated consistently high antitumor efficacy in children and adults with relapsed B-cell acute lymphoblastic leukemia (B-ALL), chronic lymphocytic leukemia (CLL), and B-cell non-Hodgkin lymphoma (B-NHL). In November 2023, the NMPA has granted market approval for Juventas' investigational cell therapy, CNCT19, for the treatment of relapsed and refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) in China. The Company is currently involved in arbitration proceedings against Juventas in relation to Juventas’ purported termination of the CNCT19 Agreements. See “Item 8 — Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for further information.
●	CB-5339 is a novel VCP/p97 inhibitor focused on valosin-containing protein (VCP)/p97 as a novel target in protein homeostasis, DNA damage response and other cellular stress pathways for therapeutic use in the treatment of patients with various malignancies. On March 21, 2021, we entered into an exclusive license with Cleave for the development and commercialization of CB-5339 in mainland China, Hong Kong, Macau and Taiwan. On July 18, 2023, we entered into an assignment agreement with Cleave, pursuant to which we obtained the global intellectual property rights related to CB-5339. CB-5339, an oral second-generation, small molecule VCP/p97 inhibitor, has been evaluated in a Phase 1 clinical trial in patients with acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). We submitted the CB-5339 CTA application for the multiple myeloma indication in March 2022 and received approval from the NMPA in January 2023.

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

On May 12, 2025, the Company entered into a definitive equity and assets transfer agreement with Kaixin Pharmaceuticals Inc. ("Kaixin Pharmaceuticals"), a Cayman Islands incorporated entity wholly-owned by Dr. Wei-Wu He, the chairman of the board of directors and then CEO of the Company and two direct wholly-owned subsidiaries of the Company in China (the "Target Companies"), pursuant to which the Company shall sell and transfer, and Kaixin Pharmaceuticals shall purchase and acquire, 100% equity interests in both Target Companies (the "Target Equity Interests"), and all licensing rights, distribution rights, supply arrangements and related rights related to BI-1206 (in China), CID-103(in Asia excluding Japan) and Thiotepa (in China excluding Hong Kong, Macau and Taiwan) (the "Target Pipeline Products") for an aggregate purchase price of $20.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company (the "Transaction"). The closing of the Transaction shall be subject to certain customary conditions, including resolution of certain judicial freeze on the Target Equity Interests issued in connection with certain ongoing legal dispute of the Company. As part of the Transaction, the Company and Kaixin Pharmaceuticals plan to enter into certain novation and/or assignment agreements with relevant licensors to effect the transfer of rights related to the Target Pipeline Products, which is expected to be completed concurrently with the transfer of the Target Equity Interests. After the closing of the Transaction, the Company expects to retain the rights related to CID-103 (in Japan and non-Asian regions), EVOMELA®, FOLOTYN®, CNCT19 and CB-5339, and remain firmly committed to progressing CID-103 at an accelerated pace. The Company believes this initiative aligns with its strategic pivot toward developing CID-103 for the treatment of organ transplant rejection and autoimmune diseases.

On January 7, 2026, the Company’s board of directors received from Dr. Wei-Wu He, one of the Company’s board of directors, a preliminary non-binding proposal, which was further amended by an updated preliminary non-binding proposal dated January 9, 2026 (the "Proposal"), to acquire all of the outstanding ordinary shares that are not already beneficially owned by Dr. He for a proposed purchase price of US$1.15 per Ordinary Share. As of the date of this report, no decisions have been made with respect to the Proposal.

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Funding for Our Operations

Historically, we funded our operations primarily from financing through the issuance and sale of common stocks or ordinary shares. In recent years, we were also able to fund our operations in part with revenues generated from sales of our successfully commercialized products. However, with the continuing expansion of our business and our product pipeline, we may require further funding through public or private offerings, debt financing, collaboration, and licensing arrangements or other sources. Any fluctuation in our ability to fund our operations will impact our cash flow plan and our results of operations.

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

On August 27, 2025, the Company received verbal communication from the CDE of the NMPA that the renewal application for the original Import Drug Registration License for FOLOTYN®  had not been granted and that, as a result, the current Import Drug Registration License for FOLOTYN®  expired as of August 25, 2025. Later, the Company received a formal notice from the NMPA that the Company’s renewal application was not approved. As a result, the Company ceased the sale of FOLOTYN® in China pursuant to the relevant regulations and rules. In the meantime, the Company may continue FOLOTYN® clinical trial activities in China as permitted by relevant governmental authorities. The Company will continue to monitor relevant developments and take commercially reasonable measures with respect to the commercialization plan of FOLOTYN® in China.

Key Line Items of Our Results of Operations

Revenues

In the reporting period, we generated revenue primarily from the product sales.

Operating Costs and Expenses

Costs of revenues. Costs of revenues consists primarily of the cost of inventories, sales-based royalties related to the sale of EVOMELA® and FOLOTYN®, amortization of the intangible asset (License of FOLOTYN®) and write down of inventories to their net realizable value.

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

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, right of use (“ROU”) assets and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances (“triggering events”) indicate that the carrying amount of an asset or asset group may not be recoverable. We identify triggering events and performs impairment testing at asset group level which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As of December 31, 2025, our asset groups consist of manufacturing asset group and non-manufacturing asset group.

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

	Years Ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues	20,712	100.0	28,537	100.0	33,879	100.0
Costs of revenues	(10,636)	(51.4)	(17,391)	(60.9)	(13,827)	(40.8)
Gross Profit	10,076	48.6	11,146	39.1	20,052	59.2
Operating (expenses) income:
Research and development	(6,308)	(30.5)	(8,917)	(31.2)	(9,861)	(29.1)
General and administrative	(28,271)	(136.5)	(23,577)	(82.6)	(25,387)	(74.9)
Selling and marketing	(18,343)	(88.6)	(17,866)	(62.6)	(16,450)	(48.6)
Other operating income	—	—	2	0.0	6,366	18.8
Gain on disposal of long-lived assets	—	—	479	1.7	—	—
Foreign exchange gain (loss)	(2,161)	(10.4)	(192)	(0.7)	200	0.6
Impairment of intangible assets	—	—	(696)	(2.4)	—	—
Total operating expenses	(55,083)	(265.9)	(50,767)	(177.9)	(45,132)	(133.2)
Loss from operations	(45,007)	(217.3)	(39,621)	(138.8)	(25,080)	(74.0)
Non-operating income (expense):
Interest expense	(840)	(4.1)	(871)	(3.2)	(15)	(0.0)
Interest income	135	0.7	539	1.9	629	1.9
Other income	20	0.1	188	0.7	764	2.3
Change in fair value of investments	(179)	(0.9)	1,696	5.9	(581)	(1.7)
Impairment loss of long-term investments	—	—	—	—	(2,009)	(5.9)
Loss before income tax benefit and share of net loss in an equity investee	(45,871)	(221.5)	(38,069)	(133.4)	(26,292)	(77.6)
Income tax benefit	—	—	—	—	81	0.2
Share of net loss in an equity investee	(2,187)	(10.6)	(1,189)	(4.2)	(48)	(0.1)
Net loss	(48,058)	(232.0)	(39,258)	(137.6)	(26,259)	(77.5)

Revenues

Product Sales

Revenue was US$20.7 million for the year ended December 31, 2025, compared to US$28.5 million for the year ended December 31, 2024. Revenues decreased by 27.3% in the year ended December 31, 2025, as compared to 2024. The decrease was mainly attributable to the decrease of US$9.3 million for sales of EVOMELA®.

Revenue was US$28.5 million for the year ended December 31, 2024, compared to US$33.9 million for the year ended December 31, 2023. Revenues decreased by 15.9% in the year ended December 31, 2024, as compared to 2023. In 2024, the Company’s business faced a challenging external environment, especially more intensified competition from a domestically produced injectable melphalan product, which is the direct competitor of the Company’s main product and led to the decrease in the Company’s sales revenue.

Operating Expenses

Costs of Revenues

Costs of revenues were US$10.6 million for the year ended December 31, 2025, as compared to US$17.4 million for the year ended December 31, 2024, representing a decrease of 39.1%. The decrease in costs of revenues was mainly attributable to decrease of US$2.4 million royalty costs for EVOMELA® and FOLOTYN® which is in line with the decrease of revenues, and decrease of US$3.6 million in write-down of inventories.

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

Research and Development Expenses

Research and development expenses for the year ended December 31, 2025 were US$6.3 million, compared with US$8.9 million for the year ended December 31, 2024. The decrease in R&D expenses was primarily attributable to decreased expense of $0.8 million for CID-103, $0.7 million for six ANDAs that were sold in 2024, and $0.4 million for BI-1206.

Research and development expenses for the year ended December 31, 2024 were US$8.9 million, compared with US$9.9 million for the year ended December 31, 2023. The decrease in R&D expenses was primarily attributable to decreased amortization expenses of six ANDAs that were fully amortized as of December 31, 2023.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2025 were US$28.3 million, compared with US$23.6 million for the year ended December 31, 2024. The increase in general and administrative expenses was primarily attributable to increased legal fees of $7.6 million in relation with the ongoing arbitrations we have, partially offset by a decrease of US$1.8 million in personnel cost and US$0.6 million in depreciation cost.

General and administrative expenses for the year ended December 31, 2024 were US$23.6 million, compared with US$25.4 million for the year ended December 31, 2023. The decrease in general and administrative expenses was primarily attributable to lower share-based compensation expenses.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2025, were US$18.3 million, compared with US$17.9 million for the year ended December 31, 2024.

Selling and marketing expenses for the year ended December 31, 2024, were US$17.9 million, compared with US$16.5 million for the year ended December 31, 2023. The increase was primarily due to increased labor cost.

Other Operating Income

Other operating income for the year ended December 31, 2025 and 2024 were nil and US$2,000, respectively.

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

(Gain) loss on disposal of long-lived assets

There was no gain or loss on disposal of long-lived assets for the years ended December 31, 2025 and 2023.

Gain on disposal of assets for the year ended December 31, 2024 was US$0.5 million. The gain was mainly attributable to the sale of our six ANDAs, which were fully amortized as of December 31, 2023.

Foreign exchange gain (loss)

The Company had a foreign exchange loss of US$2.2 million, US$0.2 million, and a foreign exchange gain of US$0.2 million for the years ended December 31, 2025, 2024, and 2023, respectively. The foreign exchange gain (loss) was primarily attributed to accounts receivable with CRPCGIT and CNMC, and USD denominated cash accounts that are held by our Chinese subsidiaries and RMB denominated cash accounts that are held by CASI Cayman. The fluctuation is mainly due to the exchange rate of RMB against USD fluctuation.

Impairment of intangible assets

There was no impairment of intangible assets for the years ended December 31, 2025 and 2023.

In the fourth quarter of 2024, due to lower-than-expected market condition of FOLOTYN®, the Company determined that the carrying value of the intangible asset of FOLOTYN® license was not recoverable and should be impaired. The Company recognized an impairment loss of $0.7 million in its consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

Non-Operating Items

Interest Expense and Interest Income

Interest expense for the year ended December 31, 2025, 2024, and 2023 was US$0.8 million, US$0.9 million and US$15,000, respectively. The amounts in 2025 and 2024 were mainly attributed to the interest expenses generated from Wuxi LP’s borrowing.

Interest income for the year ended December 31, 2025, 2024, and 2023 was US$0.1 million, US$0.5 million and US$0.6 million respectively. Interest income was mainly consisted of interest earned for cash and cash equivalents.

Other income

Other income for the year ended December 31, 2025 was US$20,000, compared with US$0.2 million for the year ended December 31, 2024.

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

Change in fair value of investments

The change in fair value of investments for the years ended December 31, 2025, 2024 and 2023 was a loss of US$0.2 million, a gain of US$1.7 million and a loss of US$0.6 million, respectively. The changes were mainly attributable to the fluctuations in the market price of ordinary shares of BioInvent, a publicly traded companies invested by us.

Impairment loss of long-term investments

There was no impairment loss of long-term investments during the years ended December 31, 2025 and 2024.

Impairment loss of long-term investments for the year ended December 31, 2023 was US$2.0 million relating to the investment in PAT.

Income tax expense

There was no income tax expense during the year ended December 31, 2025 and 2024.

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

In July 2024, CASI China entered into an agreement to purchase 19.8876% equity interests of PAT held by a third-party investor. The total consideration is RMB 28.4 million (approximately $4.1 million) plus interest and will be paid in three installments. CASI China paid the first installment of RMB 10.0 million (approximately $1.4 million) in August 2024 and obtained 5.17% equity interests of PAT, the second installment of RMB 10.0 million (approximately $1.4 million) plus interest in April 2025 and obtained 10.04% equity interests of PAT. As PAT has not established its own business and operation team and therefore does not qualify as a business. CASI China allocated the cost of the equity interests of $1.2 million and $2.2 million, respectively, for the years ended December 31, 2024 and 2025, to in-process research and development (“IPR&D”) under the asset acquisition principles and immediately recorded the same amount in the share of net loss in an equity investee in its consolidated statements of operations and comprehensive loss as the IPR&D has no alternative future use.

B.	Liquidity and Capital Resources

The Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, our recurring operating losses raise substantial doubt about our ability to continue as a going concern.

Since our inception in 1991, we have incurred significant losses from operations and, as of December 31, 2025, had incurred an accumulated deficit of $748.1 million. For the year ended December 31, 2025, we had a net loss of $48.1 million and a cash outflow for operating activities of $20.8 million. As of December 31, 2025, we had net current liabilities of $36.2 million. We also entered into agreements with Precision Autoimmune Therapeutics Co., Ltd., (“PAT”) and two investors of PAT, respectively, to purchase each of their 19.8876% equity interest of PAT. The total consideration is RMB 56.8 million (approximately US$ 8.1 million) plus interest and will be paid in installments. CASI China has paid RMB 35.4 million (approximately US$5.1 million) plus interest in total, the remaining consideration is due by June 30, 2026. Therefore, we will require additional liquidity to continue our operations over the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2025	2024	2023
	US$	US$	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(20,754)	(29,224)	(19,967)
Net cash provided by (used in) investing activities	951	11,244	(9,673)
Net cash provided by (used in) financing activities	11,254	15,434	(907)
Effect of foreign exchange rate changes on cash and cash equivalents	713	(1,069)	518
Net decrease in cash and cash equivalents	(7,836)	(3,615)	(30,029)
Cash and cash equivalents at beginning of the year	13,468	17,083	47,112
Cash and cash equivalents at end of the year	5,632	13,468	17,083

Operating activities

Our net cash used in operating activities was US$20.8 million in 2025. In 2025, the principal items accounting for the difference between our net cash used in operating activities and our net loss of US$48.1 million, resulted from (i) changes in operating assets and liabilities in the total amount of US$18.5 million, which mainly attributable to changes in accounts receivables of US$11.3 million and in payable to professional service of US$6.2 million, and (ii) adjustments for non-cash items totaled US$8.8 million, which mainly consisted of share-based compensation of US$3.0 million, and share of net loss in an equity investee of $2.2 million.

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

Investing activities

Net cash provided by investing activities was US$1.0 million in 2025. This was primarily attributable to net proceeds of US$2.6 million from sales of BioInvent ordinary shares, which is partially offset by payment of US$1.6 million made for repurchase of PAT’s equity interest.

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

Financing activities

Net cash provided by financing activities was US$11.3 million in 2025, which was attributable to the proceeds from issuance of ordinary shares of US$5.9 million, issuance of a convertible note of US$5.0 million, and bank borrowings of US$1.0 million.

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

Capital Expenditures

We had capital expenditures of US$29,000, US$0.2 million and US$2.2 million in 2025, 2024 and 2023, respectively.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2025:

	Payments Due by Period
	Total	2026	2027	2028	2029	2030	Thereafter

	(US$ in thousands)
Contractual Obligations:
Lease obligations	3,210	1,698	891	355	266	—	—
Long term borrowing, dividends payable and interests payable	23,818	23,818	—	—	—	—	—
Bank borrowings and interests payable	1,022	1,022	—	—	—	—	—
Convertible note*	5,000	5,000	—	—	—	—	—

* Represents the principal of a convertible note. As of December 31, 2025, the Company failed to satisfy certain financial covenants associated with a Long term borrowing, which constituted an event of default under the terms of the convertible note (see Note 18 in page F-38), therefore, the holder of the note has the right to request immediate repayment of all of the outstanding balances. The Company classified the balance of the convertible note to current liability.

In conjunction with various license agreements entered into by the Company, the Company is responsible for certain milestones and royalty payments. The Company has no unrecognized obligations or commitments that are probable to be paid in relation with these certain milestones and royalty payments. Please see Note 19 for details in the consolidated financial statements and notes to consolidated financial statements included in this annual report.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Warrants

The Company issued certain shares of common stock with accompanying warrants to certain institutional investors, accredited investors and existing stockholders. All those warrants were equity classified and expired in March 2023.

On June 26, 2024, the Company entered into Subscription and Purchase Agreements with certain investors. On July 15, 2024, the transaction contemplated under such agreements closed, pursuant to which the Company issued pre-funded warrants to purchase 1,980,000 ordinary shares to two investors at an issuance price of US$4.9999 (with an exercise price of US$0.0001). Such warrants can be held until exercised in full, for which a net exercise is allowed. In August 2025, one of the warrant holder net exercised their pre-funded warrants to purchase 980,000 ordinary shares with the exercise price of US$0.0001.

Convertible Notes

On December 11, 2025, we entered into a convertible note purchase agreement (the “Purchase Agreement”) with ETP Global III Fund LP, a partnership controlled by Dr. Wei-Wu He (the “Purchaser”), pursuant to which the Company would issue and sell convertible notes in an aggregate principal amount of US $20 million to the Purchaser through a private placement transaction. This investment was planned to provide runway to fund the Company through a Phase 1 study in China in renal allograft anti-body-mediated rejection (AMR) as well as development toward a stable, high concentration protein solution for subcutaneous formulation. The sale of the convertible notes was in tranches and subject to multiple closings with certain closing conditions, including Purchaser being satisfied with the business results and financials status of the Company and the use of proceeds upon each closing. Each convertible note issued pursuant to the Purchase Agreement will mature in 36 months, bearing interest of 12% per annum from the issuance date. Upon maturity, each note may, at the Company’s option, be convertible into ordinary shares of the Company, par value US $0.0001 per share (the “Shares”), at a conversion price of the volume weighted average closing price of the Company’s Shares during the five consecutive trading days immediately preceding the maturity date. The Purchaser also has the right to convert each note into Shares at any time from and including the 91st day after the issuance thereof to and including the maturity date at a conversion price of the volume weighted average closing price of the Company’s Shares during the five consecutive trading days immediately preceding the date of conversion notice by the Purchaser. In no event shall the conversion price be higher than US $2 per ordinary Share or lower than US $1 per Share. As of the date of this annual report, notes with an aggregate principal amount of US $20 million in four tranches has been issued.

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

The following table summarizes our research and development expenses by product candidates for the year of 2025:

Year ended
December 31,
2025
(US$ in thousands)
CID‑103	2,575
BI‑1206	311
Thiotepa	205
CB-5339	115
EVOMELA®	32
Generic pharmaceuticals	24
Others	168
Unallocated research and development expenses
Labor cost	2,694
Depreciation and amortization	18
Others	166
Total research and development expenses	6,308

D.	Trend Information

In 2025, the Company’s business faced a challenging external environment, there is new undifferentiated generic formulation of melphalan for injection product coming out in China. The Company’s remaining inventories of EVOMELA® are close to expiration dates and may not be sold, and the renewal application for FOLOTYN® was not granted so the Company ceased the sale of FOLOTYN® in China pursuant to the relevant regulations and rules. The Company’s strategy will shift to generic melphalan products in future. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since

January 1, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — B. Operating Results — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Officer Appointees	Age	Position/Title
Wei-Wu He, Ph.D.	61	Executive Chairman of the Board
James Huang	61	Non-Executive Director
Y. Alexander Wu, Ph.D.	63	Independent Director
Zhenbo Su	50	Independent Director
Thomas Folinsbee	59	Independent Director
Xuebo Zeng	41	Independent Director
Barbara Krebs-Pohl, PhD	58	Independent Director
Hai Huang	57	Global Chief Commercial Officer
Chunhua Wang	54	Chief Operation Officer
Wei (Larry) Zhang	67	Senior Vice President
Kun Qian	45	Global Controller
Wei Gao	45	General Counsel

Wei-Wu He, Ph.D. Dr. He has served as our executive chairman of the board since February 17, 2026, a member of the board of directors from November 17, 2025 to February 17, 2026, as executive chairman of the board of directors from July 21, 2025 to November 17, 2025, as executive chairman of the board of directors and CEO of our Company from April 2, 2019 to July 21, 2025, as executive chairman of our Company from February 23, 2018 to April 2, 2019, as chairman of the board of directors of our Company from May 2013 to February 23, 2018, and as executive chairman from February 2012 to May 2013. Dr. He has been serving as executive chairman of Human Longevity Inc. (a privately-held biotechnology firm specializing in combining DNA sequencing with machine learning) since July 2019. He also is the founder and general partner of Emerging Technology Partners, LLC, a life sciences focused venture fund established in 2000. Dr. He has been involved in founding or funding over 20 biotech companies throughout his career, some of which went on to be acquired by significantly larger firms. In the earlier part of his career, Dr. He was one of the first few scientists at Human Genome Sciences, and prior to that, was a research fellow at Massachusetts General Hospital and Mayo Clinic. Dr. He is an author to more than 25 research publications and inventor of over 30 issued patents. Dr. He received his Ph.D. from Baylor College of Medicine and MBA from The Wharton School of University of Pennsylvania.

James Huang. Mr. Huang joined CASI in September 2025 as an independent director and was appointed to the non-executive chairman of the board in November 2025. He stepped down in February 2026. Mr. Huang served as a director of the Company from April 2013 to March 2023. Mr. Huang brings over 35 years of experience building and investing in biopharma companies globally. As Founder and Managing Partner of Panacea Venture, and previously Managing Partner at Kleiner Perkins (KPCB) China and Vivo Ventures, he has guided numerous cross-border companies through critical stages of growth, financing, and global expansion. Earlier in his career, he held senior roles in business development, sales & marketing, and research & development at Tularik Inc. (acquired by Amgen), GlaxoSmithKline LLC, Bristol-Myers Squibb and ALZA Corp. (acquired by Johnson & Johnson). Mr. Huang serves as a member of the board of directors of Kindstar Globalgene Technology, Inc., Connect Biopharma Holdings Limited, Lee's Pharmaceutical Holdings Limited, Atara Biotherapeutics, Inc., and several private companies. He received an M.B.A. from the Stanford Graduate School of Business and a B.S. degree in chemical engineering from the University of California, Berkeley.

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

Barbara Krebs-Pohl, PhD. Dr. Krebs-Pohl has is a highly respected leader in the biotechnology sector with over 27 years of experience, particularly in development, business strategy and alliance creation. She has held key positions at successful biotechnology companies, including MorphoSys, where she served as Chief Business Officer and led the recent acquisition of MorphoSys by Novartis for $2.9B. Prior to the acquisition by Novartis, Dr. Krebs-Pohl played pivotal roles in the acquisition and integration of Constellation Pharmaceuticals by MorphoSys and the licensing of felzartamab and izastobart to HI-Bio where she served as Director through the acquisition of the company by Biogen for a total of $1.8B. Dr. Krebs-Pohl is currently the Managing Director of the Foundation for Stem Cell Research and Regenerative Medicine, as well as a Partner and Managing Director at Viopas Venture Consulting, where she advises emerging biotechnology companies on growth and strategic partnerships.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid or accrued an aggregate of US$4.2 million in salary and bonus, and other benefits to directors and officers, which includes US$0.9 million to former directors and officers. We have set aside or accrued US$0.3 million to provide pension, retirement or other similar benefits to directors and officers, which includes US$0.1 million to former directors and officers, we also recognized share-based compensation expense of US$1.1 million in relation with our directors and officers, which includes US$37,000 to former directors and officers. Our China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.

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

As of December 31, 2025, the Company has three share incentive plans, the 2011 Long Term Incentive Plan, the 2021 Long Term Incentive Plan and the 2024 Long Term Incentive Plan (as amended and collectively, the “Share Incentive Plans”). The Share Incentive Plans are adopted to attract and retain the best available personnel, provide additional incentives to employees, directors, officers, and consultants and promote the success of our business. In June 2019, the Company’s stockholders approved an amendment to the 2011 Long-Term Incentive Plan (the “2011 Plan”), increasing the number of shares of common stock reserved for issuance from 2,023,000 to 2,523,000 to be available for grants and awards. In June, 2021, the 2021 Long-Term Incentive Plan (the “2021 Plan”) was approved by the Company’s stockholders. The maximum number of shares of common stock that are available for grants and awards equals to 2,000,000 shares of stock, which includes 1,072,667 shares of common stock remaining under the 2011 Plan as of April 12, 2021. In addition to the Share Incentive Plans, (1) on June 20, 2019, CASI stockholders approved a grant of share options to Dr. He at the 2019 annual meeting, under the terms of which, Dr. He received a share option covering 400,000 shares of common stock, at an exercise price of US$28.50, vesting upon the earlier of (i) the completion of a transformative event by CASI as determined at the discretion of CASI’s compensation committee and (ii) April 2, 2021, the second anniversary of the date of his appointment as CEO of CASI, and (2) on June 15, 2021, the board of directors of CASI approved a grant of share options to Dr. He which consists of 400,000 shares time-based and 400,000 shares performance-based share options (the “CEO Plan”).

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

As of April 30, 2026, there were a total of 472,934,931 ordinary shares remain unissued and unreserved, and share options in respect of 2,767,166 ordinary shares under the Share Incentive Plans and the CEO Plan are outstanding, the weighted average exercise price of which is US$2.89.

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

The following table includes certain information with respect to the value of all unexercised options previously awarded to our directors and executive officers as of April 30, 2026.

	Ordinary Shares	Option	Option
	Underlying	Exercise	Expiration
Name and Principal Position	Options Granted	Price ($)	Date
Wei-Wu He, Ph.D.,	540,000	$1.93	4/27/2031~5/12/2033
Wei (Larry) Zhang,	330,000	$1.93	9/1/2028~5/12/2033
Hai Huang	280,000	$2.67~6.61	1/29/2034~6/18/2034
Chunhua Wang	235,000	$1.93~5.78	3/19/2028~11/6/2034
James Huang	20,000	$1.69~2.69	5/1/2033~10/01/2035
Y. Alexander Wu, Ph.D.	105,142	$1.26~3.59	6/15/2031~7/21/2035
Barbara Krebs-Pohl, PhD.	20,000	$2.31~6.41	9/1/2034~9/2/2035
Kun Qian	75,000	$1.93~5.78	3/30/2032~11/6/2034
Wei Gao	84,000	$1.93~5.78	6/18/2031~11/6/2034
Thomas Folinsbee	54,476	$1.26~3.59	4/14/2033~~7/21/2035
Xuebo Zeng	33,693	$1.26~2.67	4/14/2033~~7/21/2035
Zhenbo Su	31,455	$1.26~2.67	4/14/2033~~7/21/2035

As of April 30, 2026, other employees as a group hold 958,400 options to purchase ordinary shares of our Company, with exercise prices ranging from US$1.26 to US$42.7 per share.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. Our currently effective memorandums and articles of association (our “Memorandum and Articles”) provides that the minimum number of directors shall be three and the exact number of directors shall be determined from time to time by our board of directors.

A director is not required to hold any shares in our Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his or her interest at a board meeting. Subject to and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction, notwithstanding that he or she may be interested therein and if he or she does so, his or her vote shall be counted and he or she may be counted in the quorum at any meeting of directors at which any such contract or transaction or proposed contract or transaction is considered.

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

Audit Committee. Our audit committee consists of Thomas Folinsbee, Y. Alexander Wu, Ph.D. and Xuebo Zeng. Thomas Folinsbee is the chairperson of the audit committee. Thomas Folinsbee satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Thomas Folinsbee, Y. Alexander Wu, Ph.D. and Xuebo Zeng satisfies the requirements for an “independent director” within the criteria for independence set forth in Rule 10A 3 of the Exchange Act.

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

Compensation Committee. Our compensation committee consists of Y. Alexander Wu, Ph.D., Xuebo Zeng and Zhenbo Su. Y. Alexander Wu, Ph.D. is the chairperson of the compensation committee. Each of Y. Alexander Wu, Ph.D., Xuebo Zeng and Zhenbo Su satisfies the requirements for an “independent director” within the criteria for independence set forth in Rule 10A 3 of the Exchange Act.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Zhenbo Su, Thomas Folinsbee and Xuebo Zeng. Zhenbo Su is the chairperson of the nominating and corporate governance committee. Each of Zhenbo Su, Thomas Folinsbee and Xuebo Zeng satisfies the requirements for an “independent director” within the criteria for independence set forth in Rule 10A 3 of the Exchange Act.

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

D.	Employees

We had 243, 233 and 214 employees as of December 31, 2023, 2024 and 2025, respectively. The majority of our employees are located in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

As of December 31, 2025
Function:
Management and General Administration	28
Medical, Clinical and Registration	15
Commercial	128
Manufactory, Quality Control, Research and Development	43
Total	214

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2026 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 20,555,873 ordinary shares outstanding as of April 30, 2026.

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

	Amount and
	Nature of	Percentage of
	Beneficial	Ordinary Shares
	Ownership	Outstanding**
Directors and Officer Appointees:*
Wei-Wu He, Ph.D.(1)	18,985,535	53.0%
Y. Alexander Wu, Ph.D. (2)	139,310	0.7%
Zhenbo Su (3)	31,455	0.2%
Thomas Folinsbee (4)	54,476	0.3%
Xuebo Zeng (5)	33,693	0.2%
James Huang (6)	4,549,956	22.1%
Barbara Krebs-Pohl, PhD. (7)	20,000	0.1%
Chunhua Wang(8)	220,000	1.1%
Hai Huang(9)	90,000	0.4%
Wei (Larry) Zhang(10)	272,015	1.3%
Kun Qian(11)	64,000	0.3%
Wei Gao(12)	70,000	0.3%
All Directors and Officers as a Group	24,530,440	66.7%
Principal Shareholders:
Emerging Technology Parterns, LLC(13)	16,097,341	45.3%
Panacea Venture Healthcare Fund II, L.P.(14)	4,529,956	22.0%
Chen Zhengfeng(15)	2,255,636	11.0%
Entities Affiliated with Venrock Healthcare Capital(16)	1,987,259	9.2%

*Wei (Larry) Zhang’s business address is 601 Gateway Blvd, Suite 1250, South San Francisco, California 94080. The business address of all other directors and officers of the Company is 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road Chaoyang District, Beijing, 100025, People’s Republic of China.

** None of the Company’s major shareholders have different voting rights than other holders of the Company’s ordinary shares.

(1)

Includes: (i) 1,910,550 ordinary shares held by Dr. He, (ii) 44,107 ordinary shares directly held by Emerging Technology Partners, LLC, (iii) 753,234 ordinary shares beneficially held by ETP Global Fund. L.P., (iv) 300,000 ordinary shares beneficially held by ETP BioHealth III Fund, L.P., (v) 100,000 ordinary shares beneficially owned by HE Family GRAT, (vi) 637,644 ordinary shares beneficially owned by Huiying Memorial Foundation, (vii) 15,000,000 ordinary shares issuable upon conversion of certain convertible notes held by ETP Global III Fund. L.P., and (viii) 240,000 ordinary shares issuable upon exercise of options which are exercisable within 60 days of April 30, 2026. Beneficial ownership is based on the books and records of the Company and based in part on a 14th amendment to Schedule 13D filed on March 23, 2026. Emerging Technology Partners, LLC (“ETP”), a Delaware limited liability company, is the general partner of ETP Global Fund L.P.

(“ETP Global”), ETP Global III Fund L.P. (“ETP Global III”), and ETP BioHealth III Fund, L.P. (“ETP BioHealth”), all of which are Delaware limited partnership. Dr. He is founder and managing partner of each of ETP, ETP Global, ETP Global III and ETP BioHealth. HE Family GRAT is a grantor retained annuity trust organized under the law of Nevada for the benefit of Dr. Wei-Wu He’s family members, and Dr. Wei-Wu He is the trustee of HE Family GRAT. Huiying Memorial Foundation is a 501(c)(3) private family foundation and Dr. He is a member of the board of trustees and an officer of the Huiying Memorial Foundation. Dr. He does not participate in the investment decisions of the Foundation with respect to CASI’s ordinary shares and disclaims beneficial ownership of CASI’s ordinary shares held by Huiying Memorial Foundation.

(2)	Includes: (i) 34,168 ordinary shares and (ii) 105,142 ordinary shares issuable upon exercise of options which are exercisable within 60 days of April 30, 2026.
(3)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of April 30, 2026.
(4)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of April 30, 2026.
(5)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of April 30, 2026.
(6)

Based on a Form 3 filed on March 18, 2026 and the books and records of the Company, such ordinary shares include (i) 4,529,956 ordinary shares owned by Panacea Venture Healthcare Fund II, L.P. and (ii) options held by James Huang to purchase 20,000 ordinary shares. James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, James Huang may be deemed to share beneficial ownership of the Ordinary Shares reported herein, but disclaims such beneficial ownership. The business address of the reporting person and the entity is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(7)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of April 30, 2026.
(8)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of April 30, 2026.
(9)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of April 30, 2026.
(10)	Includes: (i) 2,015 ordinary shares and (ii) 270,000 ordinary shares issuable upon exercise of options which are exercisable within 60 days of April 30, 2026.
(11)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of April 30, 2026.
(12)	Represents ordinary shares issuable upon exercise of options which are exercisable within 60 days of April 30, 2026.
(13)

Includes: (i) 44,107 ordinary shares directly held by Emerging Technology Partners, LLC, (ii) 753,234 ordinary shares beneficially held by ETP Global Fund. L.P., (iii) 300,000 ordinary shares beneficially held by ETP BioHealth III Fund, L.P., and (iv) 15,000,000 ordinary shares issuable upon conversion of certain convertible notes held by ETP Global III Fund. L.P.

(14)	Represents 4,529,956 ordinary shares directly held by Panacea Venture Healthcare Fund II, L.P.
(15)	Represents 2,255,636 ordinary shares directly held by Chen Zhengfeng.
(16)

Based on a Schedule 13D/A filed on February 17, 2026, such ordinary shares includes (i) 159,359 ordinary shares and up to 159,100 ordinary shares issuable pursuant to exercise of certain pre-funded warrants held by Venrock Healthcare Capital Partners III, L.P. ("VHCP III"), (ii) 15,923 ordinary shares and up to 15,900 ordinary shares issuable pursuant to exercise of certain pre-funded warrants held by VHCP Co-Investment Holdings III, LLC ("VHCP Co-Investment III"), and (iii) 811,977 ordinary shares and up to 825,000 ordinary shares issuable pursuant to exercise of certain pre-funded warrants held by Venrock Healthcare Capital Partners EG, L.P. ("VHCP EG"). VHCP Management III, LLC (“VHCP Management III”) is the general partner of VHCP III and the manager of VHCP Co-Invest III. VHCP Management EG, LLC (“VHCP Management EG”) is the general partner of VHCP EG. Dr. Bong Koh and Nimish Shah are the voting members of VHCP Management III and VHCP Management EG. The business address of each of these persons and entities is 7 Bryant Park, 23rd Floor, New York, NY 10018.v

To our knowledge, as of April 30, 2026, a total of 20,555,873 ordinary shares were held by 63 record holders in the United States. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with Entities under Control of Director and Officer

Convertible Note Financing

In December 2025, the Company entered into convertible note purchase agreement (the “Purchase Agreement”) with ETP Global III Fund LP (“ETP Global III”), a partnership controlled by Dr. Wei-Wu He, the Company’s director of the board, pursuant to which the Company will issue and sell convertible notes in an aggregate principal amount of U $20 million to ETP Global III through a private placement. The sale of the convertible notes will be in tranches and subject to multiple closings with certain closing conditions.

Each convertible note issued pursuant to the Purchase Agreement will mature in 36 months, bearing interest of 12% per annum from the issuance date. Upon maturity, each note may, at the Company’s option, be convertible into ordinary shares of the Company, par value US $0.0001 per share (the “Shares”), at a conversion price of the volume weighted average closing price of the Company’s Shares during the five consecutive trading days immediately preceding the maturity date. ETP Global III also has the right to convert each note into Shares at any time from and including the 91st day after the issuance thereof to and including the maturity date at a conversion price of the volume weighted average closing price of the Company’s Shares during the five consecutive trading days immediately preceding the date of conversion notice by the Purchaser. In no event shall the conversion price be higher than US $2 per ordinary Share or lower than US $1 per Share.

On December 30, 2025, the Company completed the issuance of the first tranche of the US$20 million convertible note financing. A convertible note with a principal amount of US$5 million has been issued to ETP Global III. On January 9, 2026, February 20, 2026, and April 17, 2026, the Company completed the issuance of the second, third and fourth tranche convertible note with a principal amount of US$5 million each, to ETP Global III.

ATM Financing

In September 2025, Huiying Memorial Foundation purchased 230,000 ordinary shares from the ATM offering with total consideration of US$0.5 million. Huiying Memorial Foundation is a 501(c)(3) private family foundation and Dr. He is a member of the board of trustees and an officer of the Huiying Memorial Foundation.

In September 2025, Panacea Venture Healthcare Fund II, L.P. purchased 1,500,000 ordinary shares from the ATM offering with a total consideration of US$2.3 million. James Huang, one of the Company’s board of directors, is the sole owner of Panacea

Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P.

China Business Disposal

On May 12, 2025, the Company entered into a definitive equity and assets transfer agreement with Kaixin Pharmaceuticals Inc. ("Kaixin Pharmaceuticals"), a Cayman Islands incorporated entity wholly-owned by Dr. Wei-Wu He, the chairman of the board of directors and then CEO of the Company and two direct wholly-owned subsidiaries of the Company in China (the "Target Companies"), pursuant to which the Company shall sell and transfer, and Kaixin Pharmaceuticals shall purchase and acquire, 100% equity interests in both Target Companies (the "Target Equity Interests"), and all licensing rights, distribution rights, supply arrangements and related rights related to BI-1206 (in China), CID-103(in Asia excluding Japan) and Thiotepa (in China excluding Hong Kong, Macau and Taiwan) (the "Target Pipeline Products") for an aggregate purchase price of $20.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company (the "Transaction"). The closing of the Transaction shall be subject to certain customary conditions, including resolution of certain judicial freeze on the Target Equity Interests issued in connection with certain ongoing legal dispute of the Company. As part of the Transaction, the Company and Kaixin Pharmaceuticals plan to enter into certain novation and/or assignment agreements with relevant licensors to effect the transfer of rights related to the Target Pipeline Products, which is expected to be completed concurrently with the transfer of the Target Equity Interests. After the closing of the Transaction, the Company expects to retain the rights related to CID-103 (in Japan and non-Asian regions), EVOMELA®, FOLOTYN®, CNCT19 and CB-5339, and remain firmly committed to progressing CID-103 at an accelerated pace.

Transaction with ETP Fund

In April 2025, we entered into an Equity Transfer Agreement with PAT and Wuxi Zhihe Daukang Phase II Venture Capital Partnership (Limited Partnership), an investor of PAT, of which Dr. Wei-Wu He, our chairman and then CEO is a general partner (“ETP fund”), to acquire all of the equity interest in PAT owned by ETP fund at an aggregate consideration of RMB28.4 million (being ETP’s original investment amount) plus certain investment returns thereof calculated based on a 15% simple rate of interest per annum from the date of investment through the date of payment. In January 2026, CASI China paid the first installment of RMB7.0 million (approximately $1.0 million), the remaining consideration is due by June 30, 2026.

Transaction with PAT

In the fourth quarter of 2023, we reached an alignment with PAT that PAT should reimburse us for an amount of US$4.4 million for certain labor cost and certain pre-clinical and clinical service, we recognized this amount in other operating income. We received US$3.9 million in 2023 and US$0.5 million in January 2024.

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

Human Longevity Inc.

In December 2024, we entered into a service agreement with Human Longevity Inc. (“HLI”), pursuant to which CASI will use certain of HLI’s office facilities at a service charge of $8,000 per month. Dr. Wei-Wu He, our chairman and then CEO is also the Executive Chairman of HLI.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

CASI is subject in the normal course of business to various legal proceedings in which claims for monetary or other damages may be asserted.

CASI is currently involved in arbitration proceedings against Juventas in relation to Juventas’ purported termination of the CNCT19 Agreements, between the Company and Juventas with respect to the commercialization of Juventas’ cell therapy, Inaticabtagene Autoleucel (CNCT 19). On March 2, 2024, CASI received a notice from Juventas, which purported to terminate the CNCT19 Agreements. CASI responded to Juventas’ purported termination notice, noting that Juventas was not entitled to unilaterally terminate the CNCT19 Agreements and further demanding that Juventas cease any conduct that may constitute further breach of the CNCT19 Agreements and execute a written undertaking regarding compliance with the CNCT19 Agreements by March 13, 2024.  Juventas did not comply with CASI’s demands. On March 20, 2024, CASI submitted a Notice of Arbitration at the HKIAC against Juventas pursuant to the CNCT19 Agreements’ dispute resolution clauses, claiming that Juventas’ purported termination was invalid and that Juventas breached the CNCT19 Agreements and seeking, among other things, damages and injunctive reliefs. Together with the Notice of Arbitration, CASI also submitted an application for the appointment of an emergency arbitrator, seeking emergency injunctive reliefs. On the same day, Juventas also submitted a Notice of Arbitration at the HKIAC against CASI, alleging, among other things, that the CNCT19 Agreements were validly terminated and that CASI breached the CNCT19 Agreements. On February 3, 2025, the arbitral tribunal established in connection with the dispute pursuant to HKIAC rules (the “Tribunal”) issued an order providing, among others, that pending a final award or a further order of the Tribunal, (i) Juventas may engage in activities to sell, offer to sell, distribute or otherwise commercialize CNCT19 subject to it complying with various conditions, which include periodically providing the Company with updates relating to patients, revenue, expenses, etc. thereof, (ii) Juventas shall not collaborate, negotiate or reach agreement on, or otherwise engage with any other party except for the Company in relation to selling, offering to sell, distributing or otherwise commercializing CNCT-19, unless agreed to in writing with the Company, and (iii) the Company continues to have the right to market, offer to sell and sell or otherwise commercialize CNCT-19. In connection with the arbitration proceeding, certain court of PRC granted the Company’s application to freeze Juventas’s assets while the arbitration proceeding is ongoing and decided to freeze up to RMB 190 million in Juventas’s bank accounts or seize and freeze Juventas’s other assets of equivalent value, and certain court of PRC granted Juventas’ application to freeze the Company’s assets while the arbitration proceeding is ongoing and decided to freeze up to RMB 250 million of the Company’s assets, to enforce which the court has decided to freeze the transfer of certain equity interest the Company owns in its subsidiaries in the P.R.C. In December 2025, the HKIAC tribunal held a merits hearing regarding the parties’ claims.  The HKIAC tribunal has indicated that they plan to issue a final award by June 30, 2026.

Beginning in December 2024, the Company had a dispute with Acrotech concerning the License Agreement (the “License Agreement”), dated September 17, 2014, between Spectrum Pharmaceuticals, Inc. and the Company, granting the exclusive rights to the Company to commercialize Evomela® in China, which was later assigned to Acrotech on March 1, 2019. In April 2026, the Company and Acrotech resolved their dispute through an amicable settlement and entered into a binding term sheet. The parties are currently negotiating a longer-form settlement agreement.

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

A.Offering and Listing Details

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

In July 2024, we closed a private investment in public equity financing (the “PIPE Transaction”). In the PIPE Transaction, we sold an aggregate of 1,020,000 ordinary shares of the Company, at a price of $5.00 per ordinary share, and in the case of two investors, pre-funded warrants to purchase up to an aggregate of 1,980,000 ordinary shares at an issuance price of $4.9999 (with an exercise price of US$0.0001). The gross proceeds to the Company from the PIPE were US$15.0 million before deducting the underwriting discounts and commissions and offering expenses payable by the Company. In August 2025, one of the warrant holder net exercised their pre-funded warrants to purchase 980,000 ordinary shares with the exercise price of US$0.0001.

On February 23, 2026, we received a determination letter from the Hearings Panel (the “Panel”) of The Nasdaq Stock Market (“Nasdaq”), notifying the Company that the Panel determined to delist the Company’s securities from Nasdaq, due to the Company’s failure to satisfy the continued listing conditions as previously disclosed. As a result, the Company securities was suspended and delisted from Nasdaq. Our ordinary shares started to trade on OTCQB market under the ticker “CASIF” on April 14, 2026.

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

Additionally, this registration statement contains a Sales Agreement prospectus covering the offering, issuance and sale by us of up to $50.0 million of our ordinary shares that may be issued and sold from time to time under an Open Market Sale Agreement we have entered into with Jefferies LLC, as sales agent, or the Sales Agreement. To date, we have sold 4,053,836 ordinary shares pursuant to the Open Market Sale Agreement for net proceeds of $5.7 million, after deducting sales agent commission.

We may cancel the at-the-market program at any time upon written notice, pursuant to its terms.

On February 23, 2026, we received a determination letter from the Hearings Panel (the “Panel”) of The Nasdaq Stock Market (“Nasdaq”), notifying the Company that the Panel determined to delist the Company’s securities from Nasdaq. As a result, the Company securities was suspended and delisted from Nasdaq. Our ordinary shares started to trade on OTCQB market under the ticker “CASIF” on April 14, 2026.

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
•

under the Foreign Investment in Real Property Tax Act, or “FIRPTA”, we are, or we or CASI Delaware have been, a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions for taxation under FIRPTA are satisfied. We do not believe that we are or that we or CASI Delaware have been, and we do not anticipate becoming a “United States real property holding corporation”.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2025, we carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). Our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management (including our Principal Executive Officer and Principal Financial Officer) to allow timely decisions regarding required disclosures. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded these disclosure controls and procedures are effective as of December 31, 2025.

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

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework 2013. Based on our assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Thomas Folinsbee, the chairperson of our audit committee and an independent director (under Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees, effective in March 21, 2023. We have posted a copy of our code of business conduct and ethics on our website at https://www.casipharmaceuticals.com/governance-documents.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents aggregate fees for professional services rendered by KPMG and its affiliates (“KPMG”) for the years ended December 31, 2025 and 2024.

KPMG

(US$ in thousands)	2025	2024
Audit fees	$578	$736
Audit-related fees	$—	$—
Tax fees	$—	$—
All Other Fees	$—	$—
Total	$578	$736

Services rendered by KPMG (for fiscal years 2025 and 2024) in connection with fees presented above were as follows:

Audit Fees

The Company incurred from KPMG audit fees of US$0.6 million in fiscal year 2025, for professional services rendered for the audit of the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

The Company incurred from KPMG audit fees of US$0.7 million in fiscal year 2024, for professional services rendered for the audit of the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Audit-Related Fees

The Company did not incur audit-related fees in fiscal year of 2025 and 2024.

Tax Fees

The Company did not incur tax consulting service fees in fiscal year of 2025 and 2024.

All Other Fees

The Company did not incur any other fees in fiscal year of 2025 and 2024.

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

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations.

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
4.6++

License Agreement, dated as of September 17, 2014, by and between CASI Pharmaceuticals, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 of CASI Delaware’s Form 10-K filed on March 30, 2021)

4.7++

License Agreement, dated as of September 17, 2014, by and between CASI Pharmaceuticals, Inc. and Spectrum Pharmaceuticals Cayman, L.P. (incorporated by reference to Exhibit 10.5 of CASI Delaware’s Form 10-K filed on March 30, 2021)

4.8++

License Agreement, dated as of September 17, 2014, by and between CASI Pharmaceuticals, Inc. and Talon Therapeutics, Inc. (incorporated by reference to Exhibit 10.6 on CASI Delaware’s Form 10-K filed on March 30, 2021)

4.9++

Asset Purchase Agreement dated as of January 26, 2018 by and between CASI Pharmaceuticals, Inc. and Sandoz Inc. (incorporated by reference to Exhibit 10.8 to CASI Delaware’s Form 10-K filed on March 30, 2021)

4.10

Memorandum of Understanding, dated November 16, 2018, by and between Management Committee of Wuxi Huishan Economic Development Zone and CASI Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.20 to CASI Delaware’s Form 10-K filed on March 29, 2019)

4.11

Investment Agreement, dated November 16, 2018, by and between Administrative Committee of Wuxi Huishan Economic Development Zone, Jiangsu Province and CASI Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.21 to CASI Delaware’s Form 10-K filed on March 29, 2019)

4.12

Supplementary Agreement, dated November 16, 2018, by and between Administrative Committee of Wuxi Huishan Economic Development Zone, Jiangsu Province and CASI Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.22 to CASI Delaware’s Form 10-K filed with on March 29, 2019)

4.13

Shareholders’ Agreement, dated November 16, 2018, between CASI Pharmaceuticals, Inc. and Wuxi Jintou Huicun Investment Enterprise (Limited Partnership) (incorporated by reference to Exhibit 10.23 to CASI Delaware’s Form 10-K filed on March 29, 2019)

4.14

Lease Contract, by and between Wuxi Huishan New City Life Science & Technology Industry Development Co., Ltd. and CASI Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.24 to CASI Delaware’s Form 10-K filed on March 29, 2019)

4.15

Joint Venture Contract on Establishment of CASI (Wuxi) Pharmaceuticals Co. Ltd. by and between CASI Pharmaceuticals, Inc. and Wuxi Jintou Huicun Investment Enterprise Limited Partnership, dated as of November 16, 2018 (incorporated by reference to Exhibit 10.25 to CASI Delaware’s Form 10-K filed on March 29, 2019)

4.16

Offer Letter, effective as of September 10, 2024, between CASI Pharmaceuticals, Inc. and CASI Pharmaceuticals (China) Co., Ltd. and Wei (Larry) Zhang (incorporated herebin by reference to Exhibit 4.19 to the Form 20-F filed on March 31, 2025)

4.17+	Investment Agreement in respect of Juventas Cell Therapy Ltd effective June 15, 2019 (incorporated by reference to Exhibit 10.2 to CASI Delaware’s Form 10-Q filed on August 9, 2019)
4.18

Contract for Assignment of the Right to the Use of the State-owned Construction Land (no. 3202842019CR0019) dated November 15, 2019 (incorporated by reference to Exhibit 10.22 to CASI Delaware’s Form 10-K filed on March 16, 2020)

4.19+

License Agreement by and between CASI Pharmaceuticals, Inc. and Black Belt Therapeutics Limited entered into as of April 16, 2019 (incorporated by reference to Exhibit 10.3 to CASI Delaware’s Form 10-Q filed on May 15, 2019)

4.20+

Exclusive License Agreement by and between CASI Pharmaceuticals, Inc. and Juventas Cell Therapy Ltd effective June 15, 2019 (incorporated by reference to Exhibit 10.1 to CASI Delaware’s Form 10-Q filed on August 9, 2019)

4.21++	Supplementary Agreement to the Exclusive License Agreement effective as of September 29, 2020 (incorporated by reference to Exhibit 10.1 to CASI Delaware’s Form 10-Q filed on November 9, 2020)
4.22++

Investment Agreement by and between Juventas Cell Therapy Ltd and CASI Biopharmaceuticals (WUXI) Co., Ltd. effective as of September 22, 2020 (incorporated by reference to Exhibit 10.2 to CASI Delaware’s Form 10-Q filed on November 9, 2020)

4.23++

License and Development Agreement for BI-1206 dated October 26, 2020 by and between the Company and BioInvent, International AB (incorporated by reference to Exhibit 10.30 to CASI Delaware’s Form 10-K filed on March 30, 2021)

4.24++

Assignment Agreement dated July 18, 2023 by and between CASI Pharmaceuticals, Inc. and Cleave Therapeutics Inc. (incorporated herein by reference to Exhibit 4.29 to the Form 20-F filed on March 28, 2024)

4.25++

Exclusive Distribution Agreement, effective as of March 2, 2022, by and among CASI Pharmaceuticals, Inc, China Resources Guokang Pharmaceuticals Co., Ltd. and CASI (Beijing) Biopharmaceuticals Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.30 to the Form 20-F filed on April 26, 2023)

4.26++	Promissory Note issued by CASI Pharmaceuticals, Inc. to East West Bank, dated May 23, 2022 (incorporated by reference to Exhibit 4.1 to CASI Delaware’s Form 10-Q filed on August 12, 2022)
4.27++

Sublicense Agreement between CASI Pharmaceuticals, Inc. and Beijing Tianshi Tongda Pharmaceuticals Technology Co., Ltd, dated May 23, 2022  (incorporated by reference to Exhibit 10.1 to CASI Delaware’s Form 10-Q filed on August 12, 2022)

4.28++	Business Loan Agreement between CASI Pharmaceuticals, Inc. and East West Bank, dated May 23, 2022 (incorporated by reference to Exhibit 10.2 to CASI Delaware’s Form 10-Q filed on August 12, 2022)
4.29

Commercial Security Agreement between CASI Pharmaceuticals, Inc. and East West Bank, dated May 23, 2022 (incorporated by reference to Exhibit 10.3 to CASI Delaware’s Form 10-Q filed on August 12, 2022)

4.30++	Commercial Pledge Agreement between CASI Pharmaceuticals, Inc. and East West Bank, dated May 23, 2022 (incorporated by reference to Exhibit 10.4. to CASI Delaware’s Form 10-Q filed on August 12, 2022)
4.31++

Equity Transfer Agreement between CASI Biopharmaceuticals (Wuxi) Co., Ltd. and Shenzhen Jiadao Gongcheng Equity Investment Fund (Limited Partnership) dated September 22, 2022 (incorporated by reference to Exhibit 10.1 to CASI Delaware’s Form 10-Q filed on November 14, 2022)

4.32+++

Exclusive Distribution Agreement dated December 6, 2023 between CASI Pharmaceuticals, Inc., China National Medicines Corporation Ltd. and CASI Pharmaceuticals (China) Co., Ltd. (incorporated herein by reference to Exhibit 4.37 to the Form 20-F filed on March 28, 2024)

4.33+++

Assignment Agreement dated July 31, 2023 by and between Acrotech Biopharma Inc., Mundipharma International Corporation Limited, Mundipharma Medical Company and CASI Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.38 to the Form 20-F filed on March 28, 2024)

4.34+++

Amendment No. 1 to Assignment Agreement in respect of the territory of China dated July 31, 2023 between Acrotech Biopharma Inc. and CASI Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.39 to the Form 20-F filed on March 28, 2024)

4.35+++

Folotyn Supply Agreement dated as of July 31, 2023 between Acrotech Biopharma Inc. and CASI Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.40 to the Form 20-F filed on March 28, 2024)

4.36+++

Folotyn Payment Agreement dated July 31, 2023 between Mundipharma International Corporation Limited and CASI Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.41 to the Form 20-F filed on March 28, 2024)

4.37+++

Capital Reduction Agreement dated December 14, 2023 between CASI Pharmaceuticals (Wuxi) Co., Ltd., Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership), CASI Pharmaceuticals, Inc. and CASI Pharmaceuticals (China) Co., Ltd. (English Translation). (incorporated herein by reference to Exhibit 4.42 to the Form 20-F filed on March 28, 2024)

4.38+++

Guarantee Contract dated December 14, 2023 between CASI Pharmaceuticals, Inc., Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership) and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation). (incorporated herein by reference to Exhibit 4.43 to the Form 20-F filed on March 28, 2024)

4.39+++

Guarantee Contract dated December 14, 2023 between CASI Pharmaceuticals (China) Co., Ltd, Wuxi Huicheng Yuanda Investment Partnership and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation). (incorporated herein by reference to Exhibit 4.44 to the Form 20-F filed on March 28, 2024)

4.40+++

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

4.41+++

Guarantee Contract dated December 14, 2023 among CASI Pharmaceuticals, Inc. Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership), and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation). (incorporated herein by reference to Exhibit 4.46 to the Form 20-F filed on March 28, 2024)

4.42+++

Guarantee Contract dated December 14, 2023 among CASI Pharmaceuticals (China) Co., Ltd, Wuxi Huicheng Yuanda Investment Partnership (Limited Partnership), and CASI Pharmaceuticals (Wuxi) Co., Ltd. (English Translation). (incorporated herein by reference to Exhibit 4.47 to the Form 20-F filed on March 28, 2024)

4.43+++

Supplementary Agreement to the Exclusive Distribution Agreement entered February 28, 2024 by and between CASI Pharmaceuticals Inc., China Resources Pharmaceutical Commercial Group International Trading Co., Ltd., and CASI Pharmaceuticals (China) Co., Ltd. (incorporated herein by reference to Exhibit 4.48 to the Form 20-F filed on March 28, 2024)

4.44

Warrants issued to Venrock Healthcare Capital Partners EG, L.P., Venrock Healthcare Capital Partners III, L.P. and VHCP Co-Investment Holdings III, LLC, dated July 15, 2024. (including Warrants issued thereunder. (incorporated herein by reference to Exhibit 4.2 to the Form F-3 filed on August 16, 2024 (File No. 333-281621))

4.45	Warrant issued to Foresite Capital Fund VI LP, dated July 15, 2024. (incorporated herein by reference to Exhibit 4.2 to the Form F-3 filed on August 16, 2024 (File No. 333-281621))
4.46

Open Market Sale Agreement dated December 20, 2024 between CASI Pharmaceuticals, Inc. and Jefferies LLC. (incorporated herein by reference to Exhibit 1.2 to the Form F-3 filed on December 20, 2024 (File No. 333-283998))

4.47*	Equity Transfer Agreement dated April 3, 2025, among CASI Pharmaceuticals, Inc., Precision Autoimmune Therapeutics and Wuxi Zhihe Daukang II Venture Capital Partnership (English Translation)
4.48*

Equity and Assets Transfer Agreement, dated May 12, 2025, between CASI Pharmaceuticals, Inc., CASI Pharmaceuticals (China) Co., Ltd. and CASI Pharmaceuticals (Wuxi) Co., Ltd. and Kaixin Pharmaceuticals Inc.

4.49*	Convertible Promissory Note Purchaser Agreement, dated December 11, 2025, between CASI Pharmaceuticals, Inc. and ETP Global III Fund LP
4.50*	Form of Convertible Note issued pursuant to Convertible Promissory Note Purchaser Agreement, dated December 11, 2025
8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on March 28, 2024)
11.2	The Amended and Restated Insider Trading Policy of the registrant (incorporated herebin by reference to Exhibit 11.2 to the Form 20-F filed on March 31, 2025)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on March 28, 2024)
101.INS*	Inline XBRL–Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
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
Name: Wei-Wu He
Title: Chairman to the board and principal executive officer

Date: May 15, 2026

The following consolidated financial statements of CASI Pharmaceuticals, Inc. are included in Item 8:

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
CASI Pharmaceuticals, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CASI Pharmaceuticals, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, shareholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring operating losses that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment triggering events related to the manufacturing asset group

As discussed in Notes 2, 5, 6 and 7 to the consolidated financial statements, as of December 31, 2025, the Company had property, plant and equipment, net of $6,968 thousand, right of use assets of $2,548 thousand, and intangible assets, net of $221 thousand, a portion of which related to the manufacturing asset group. The Company reviews long-lived assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset or asset group may not be recoverable.

We identified the assessment of impairment triggering events related to the manufacturing asset group as a critical audit matter. The assessment of whether adverse changes in operating results and industry conditions associated with the use of the manufacturing asset group represented a triggering event required a higher degree of subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal control related to the Company’s process to identify and evaluate triggering events that indicate the carrying value of the manufacturing asset group may not be recoverable. We evaluated the Company’s identification of triggering events related to the assessment of expected operating results for the manufacturing asset group by comparing the expected operating results assessed by management to historical information and currently available public information including industry reports and publicly available market data for competitive products. In addition, we evaluated the Company’s assessment of changes in industry conditions by comparing them to industry outlook using data obtained from publicly available industry and market information.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Beijing, China
May 15, 2026

CASI Pharmaceuticals, Inc.

Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$5,632	$13,468
Investment in equity securities, at fair value	—	2,623
Accounts receivable, net of nil expected credit loss	4,092	15,345
Inventories	1,598	5,252
Prepaid expenses and other	2,135	2,888
Total current assets	13,457	39,576

Long-term investments	1,716	1,913
Property, plant and equipment, net	6,968	7,868
Intangible assets, net	221	238
Right of use assets	2,548	3,492
Other assets	740	587
Total assets	$25,650	$53,674

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$1,065	$2,723
Bank borrowings	1,001	—
Accrued and other current liabilities	24,171	15,344
Convertible notes due to a related party	4,243	—
Current portion of long term borrowing	19,190	18,385
Total current liabilities	49,670	36,452

Other liabilities	13,262	15,371
Total liabilities	62,932	51,823

Commitments and contingencies (Note 19)

Shareholders’ (deficit) equity:
$0.0001 par value, 500,000,000 shares authorized
20,967,869 shares and 15,904,533 shares issued at December 31, 2025 and 2024, respectively;
20,555,873 shares and 15,492,581 shares outstanding at December 31, 2025 and 2024, respectively	2	2
Treasury shares, at cost: 411,996 shares and 411,952 shares held at December 31, 2025 and 2024	(9,604)	(9,604)
Additional paid-in capital	722,238	713,302
Accumulated other comprehensive loss	(1,785)	(1,774)
Accumulated deficit	(748,133)	(700,075)
Total shareholders’ (deficit) equity	(37,282)	1,851
Total liabilities and shareholders’ (deficit) equity	$25,650	$53,674

The accompanying notes are an integral part of these consolidated financial statements.

CASI Pharmaceuticals, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In USD thousands, except share and per share data)

	Years ended December 31,
	2025	2024	2023
Revenues	$20,712	$28,537	$33,879

Costs of revenues	(10,636)	(17,391)	(13,827)

Gross Profit	10,076	11,146	20,052

Operating (expenses) income:
Research and development	(6,308)	(8,917)	(9,861)
General and administrative	(28,271)	(23,577)	(25,387)
Selling and marketing	(18,343)	(17,866)	(16,450)
Other operating income	—	2	6,366
Gain on disposal of long-lived assets	—	479	—
Foreign exchange gain (loss)	(2,161)	(192)	200
Impairment of intangible assets	—	(696)	—
Total operating expenses	(55,083)	(50,767)	(45,132)

Loss from operations	(45,007)	(39,621)	(25,080)

Non-operating (expense) income:
Interest expense	(840)	(871)	(15)
Interest income	135	539	629
Other income	20	188	764
Change in fair value of investments	(179)	1,696	(581)
Impairment loss of long-term investments	—	—	(2,009)
Loss before income tax benefit and share of net loss in an equity investee	(45,871)	(38,069)	(26,292)
Income tax benefit	—	—	81
Net loss before share of net loss in an equity investee	(45,871)	(38,069)	(26,211)
Share of net loss in an equity investee	(2,187)	(1,189)	(48)
Net loss	(48,058)	(39,258)	(26,259)
Less:Loss attributable to redeemable noncontrolling interest	—	—	(2,602)
Accretion to redeemable noncontrolling interest redemption value	—	—	3,281
Deemed dividends to Wuxi LP	—	—	22
Net loss attributable to CASI Pharmaceuticals, Inc.	$(48,058)	$(39,258)	$(26,960)

Net loss per share (basic and diluted)	$(2.59)	$(2.56)	$(2.02)
Weighted-average shares outstanding used in computing net loss per share, basic and diluted	18,538,046	15,340,277	13,360,185

Comprehensive loss:
Net loss	$(48,058)	$(39,258)	$(26,259)
Foreign currency translation adjustment	(11)	(574)	(1,118)
Total comprehensive loss	$(48,069)	$(39,832)	$(27,377)
Less: Comprehensive loss attributable to redeemable noncontrolling interest	—	—	(3,223)
Comprehensive loss attributable to ordinary shareholders	$(48,069)	$(39,832)	$(24,154)

The accompanying notes are an integral part of these consolidated financial statements.

CASI Pharmaceuticals, Inc.

Consolidated Statements of Shareholders’ (Deficit) Equity

(In USD thousands, except share data)

					Accumulated
			Additional		Other
	Ordinary Share		Paid-in	Treasury	Comprehensive	Accumulated
	Shares	Amount	Capital	Shares	Income (Loss)	Deficit	Total
Balance at December 31, 2022	13,457,625	$1	$691,766	$(9,330)	$(703)	$(637,160)	$44,574
Repurchase of ordinary shares	(136,118)	—	(4)	(274)	—	—	(278)
Issuance of ordinary shares for options exercised	56,668	—	109	—	—	—	109
Share-based compensation expense, net of forfeitures	—	—	7,217	—	—	—	7,217
Foreign currency translation adjustment	—	—	—	—	(497)	—	(497)
Net loss attributable to CASI Pharmaceuticals, Inc.	—	—	(3,303)	—	—	(23,657)	(26,960)
Balance at December 31, 2023	13,378,175	$1	$695,785	$(9,604)	$(1,200)	$(660,817)	$24,165
Issuance of ordinary shares for options exercised	1,094,406	*	2,111	—	—	—	2,112
Issuance of ordinary share pursuant to a PIPE Transaction (Note 12)	1,020,000	*	15,000	—	—	—	15,000
Share issuance costs of a PIPE Transaction (Note 12)	—	—	(900)	—	—	—	(900)
Share-based compensation expense, net of forfeitures	—	—	1,306	—	—	—	1,306
Fair value change of available for sale debt security	—	—	—	—	37	—	37
Available for sale debt security reclassification adjustment	—	—	—	—	(37)	—	(37)
Foreign currency translation adjustment	—	—	—	—	(574)	—	(574)
Net loss	—	—	—	—	—	(39,258)	(39,258)
Balance at December 31, 2024	15,492,581	$2	$713,302	$(9,604)	$(1,774)	$(700,075)	$1,851
Issuance of ordinary shares for options and warrants exercised	1,009,456	*	56	—	—	—	56
Issuance of ordinary share pursuant to an ATM Transaction (Note 12)	4,053,836	*	5,878	—	—	—	5,878
Share issuance costs of an ATM Transaction (Note 12)	—	—	(741)	—	—	—	(741)
Deemed contribution from shareholder as a result of issuance of Convertible notes (Note 18)	—	—	757	—	—	—	757
Share-based compensation expense, net of forfeitures	—	—	2,986	—	—	—	2,986
Foreign currency translation adjustment	—	—	—	—	(11)	—	(11)
Net loss	—	—	—	—	—	(48,058)	(48,058)
Balance at December 31, 2025	20,555,873	$2	$722,238	$(9,604)	$(1,785)	$(748,133)	$(37,282)

*Less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

CASI Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(In USD thousands)

	Years Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(48,058)	$(39,258)	$(26,259)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation for property, plant and equipment	1,229	1,270	2,454
Amortization of intangible assets	28	1,061	1,287
Reduction in the carrying amount of the right-of-use assets	1,036	1,119	988
(Gain) loss on disposal of long-lived assets	7	(479)	—
Write-down of inventories	1,149	4,797	—
Impairment of intangible assets	—	696	—
Share-based compensation expense	2,986	1,306	7,217
Change in fair value of investments	179	(1,696)	581
Share of net loss of an equity investee	2,187	1,189	48
Gain from extinguishment of investment in a convertible loan	—	—	(474)
Impairment loss of long-term investments	—	—	2,009
Changes in operating assets and liabilities:
Accounts receivable	11,253	(5,794)	3,422
Receivable from a related party	—	587	(587)
Inventories	2,505	5,828	(9,739)
Prepaid expenses and other	9	319	701
Accounts payable	(1,658)	(1,715)	1,149
Accrued liabilities and other liabilities	6,394	1,546	(876)
Income tax payable	—	—	(1,888)
Net cash used in operating activities	(20,754)	(29,224)	(19,967)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(16)	(223)	(204)
Proceeds from sale of intangible assets	—	500	—
Purchase of intangible assets	(13)	(17)	(2,037)
Proceeds from sales of equity securities	2,604	467	—
Cash paid to acquire equity interests in an equity method investee	(1,624)	(1,370)	—
Purchase of short term investments and term deposits	—	(1,407)	(51,754)
Proceeds from sales or maturity of short term investments and term deposits	—	13,294	43,322
Proceeds from extinguishment of investment in a convertible loan	—	—	1,000
Net cash provided by (used in) investing activities	951	11,244	(9,673)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	5,878	15,000	—
Payment of issuance costs	(681)	(960)	—
Proceeds from issuance of convertible note	5,000	—	—
Proceeds from exercise of share options	56	2,112	109
Dividend payment to Wuxi LP	—	(718)	(738)
Proceeds from bank borrowings	1,001	—	—
Repurchase of ordinary shares	—	—	(278)
Net cash provided by (used in) financing activities	11,254	15,434	(907)

Effect of exchange rate change on cash and cash equivalents	713	(1,069)	518
Net decrease in cash and cash equivalents	(7,836)	(3,615)	(30,029)
Cash and cash equivalents at beginning of year	13,468	17,083	47,112
Cash and cash equivalents at end of year	5,632	13,468	17,083

Supplemental disclosure of cash flow information:
Interest paid	4	—	—
Income taxes paid	—	—	1,807
Non-cash investing and financing activities:
Payables related to property, plant and equipment	—	8	99
Exchange of redeemable noncontrolling interest to long term borrowing (Note 11)	—	—	18,895

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

CASI Pharmaceuticals Holdings, Inc. (“CASI Cayman”, “CASI” or “the Company”) is focused on acquiring, developing and commercializing products that augment the Company’s hematology oncology therapeutic focus as well as other areas of unmet medical need. The majority of the Company’s operations and activities are now located in China and are conducted primarily through two subsidiaries: (i) CASI Pharmaceuticals (China) Co., Ltd. (“CASI China”), which is wholly owned and is located in Beijing, China, and (ii) CASI Pharmaceuticals (Wuxi) Co., Ltd. (“CASI Wuxi”), which is located in Wuxi, China. CASI China is primarily responsible for the day-to-day operations, and oversee the Company’s commercial activities throughout China. CASI Wuxi is to support the Company’s clinical and commercial manufacturing needs, to manage its supply chain for certain products, and to operate a GMP manufacturing facility in China. In January 2023, CASI Delaware established CASI Pharmaceuticals Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of CASI Delaware. On January 31, 2023, CASI Delaware and CASI Cayman entered into a definitive agreement and plan of merger (the “Merger Agreement”) related to a proposed merger transaction. The Merger Agreement provided that, upon the terms and subject to the conditions set forth therein, CASI Delaware merged with and into CASI Cayman (the “Redomicile Merger”), with CASI Cayman surviving and changing its name to CASI Pharmaceuticals, Inc. Following the Redomicile Merger, CASI Cayman, together with its subsidiaries, owns and continues to conduct business in substantially the same manner as was being conducted by CASI Delaware and its subsidiaries.

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

On May 12, 2025, the Company entered into a definitive equity and assets transfer agreement with Kaixin Pharmaceuticals Inc. ("Kaixin Pharmaceuticals"), a Cayman Islands incorporated entity wholly-owned by Dr. Wei-Wu He, the then Chairman of the board of directors and CEO of the Company and two direct wholly-owned subsidiaries of the Company in China, CASI China and CASI Wuxi (the "Target Companies"), pursuant to which the Company shall sell and transfer, and Kaixin Pharmaceuticals shall purchase and acquire, 100% equity interests in both Target Companies (the "Target Equity Interests"), and all licensing rights, distribution rights, supply arrangements and related rights related to BI-1206 (in China), CID-103(in Asia excluding Japan) and Thiotepa (in China excluding Hong Kong, Macau and Taiwan) (the "Target Pipeline Products") for an aggregate purchase price of $20.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company (the "Spin-off Transaction"). The closing of the Transaction shall be subject to certain conditions, including resolution of certain judicial freeze on the Target Equity Interests issued in connection with certain ongoing legal dispute of the Company, which are not usual and customary for sales of such entities. As part of the Transaction, the Company and Kaixin Pharmaceuticals plan to enter into certain novation and/or assignment agreements with relevant licensors to effect the transfer of rights related to the Target Pipeline Products, which is expected to be completed concurrently with the transfer of the Target Equity Interests. After the closing of the Transaction, the Company expects to retain the rights related to CID-103 (in Japan and non-Asian regions), EVOMELA®, FOLOTYN®, CNCT19 and CB-5339, and remain firmly committed to progressing CID-103 at an accelerated pace. As of the date of this report, the company has been ordered by the court to freeze the transfer of certain equity interest the Company owns in CASI China and CASI Wuxi due to the ongoing arbitration with Juventas.

Core Product and Candidates

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

On July 31, 2023, the Company entered into a tripartite assignment agreement (the “FOLOTYN® Assignment Agreement”) with Mundipharma International Corporation Limited (“MICL”), Mundipharma Medical Company (“MMCo”) and Acrotech, pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in China, with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to the Company. FOLOTYN® (Pralatrexate) is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). This product was approved by both the U.S. Food and Drug Administration (“FDA”) and China’s National Medical Products Administration (“NMPA ”) for PTCL. On August 27, 2025, the Company received verbal communication from the China Center for Drug Evaluation (“CDE”) of the NMPA that the renewal application for the original Import Drug Registration License for FOLOTYN® had not been granted and that, as a result, the current Import Drug Registration License for FOLOTYN®  expired as of August 25, 2025. Later, the Company received a formal notice from the NMPA that the Company’s renewal application was not approved. As a result, the Company ceased the sale of FOLOTYN® in China pursuant to the relevant regulations and rules. In the meantime, the Company may continue FOLOTYN® clinical trial activities in China as permitted by relevant governmental authorities. The Company will continue to monitor relevant developments and take commercially reasonable measures with respect to the commercialization plan of FOLOTYN® in China.

In May 2025, the Company received NMPA marketing approval for MAFALAN® (generic melphalan), its first self-manufactured commercial product in China. MAFALAN® is approved for high-dose conditioning treatment prior to hematopoietic stem cell transplantation in patients with multiple myeloma and for palliative treatment of patients with multiple myeloma for whom oral therapy is not appropriate. Manufactured at the Company’s own cGMP facility in the Wuxi Huishan Economic Development Zone, MAFALAN® is positioned as a domestically produced alternative to the imported originator product, EVOMELA®, leveraging localized production to achieve competitive cost structure while maintaining international quality standards. The Company will continue to invest its time, resources, and efforts in the commercialization of MAFALAN® in China, and, over time, in global markets, including hospital formulary inclusions, physician engagement, and reimbursement opportunities.

In February 2026, the Company received NMPA’s approval for thiotepa and intends to advance and commercialize this product in China. The Company has an exclusive China license and distribution rights to a novel formulation of thiotepa, a chemotherapeutic agent, which has multiple indications including as a conditioning treatment for use prior to certain allogeneic haemopoietic stem cell transplants. Thiotepa has a long history of established use in the hematology/oncology setting.

The other core hematology/oncology assets in the Company’s pipeline include:

•

CID-103 is a full human IgG1 anti-CD38 monoclonal antibody recognizing a unique epitope that has demonstrated an encouraging pre-clinical efficacy and safety profile compared to other anti-CD38 monoclonal antibodies, and which the Company has exclusive global rights. CID-103 is being developed for the treatment of patients with multiple myeloma. The Phase 1 dose escalation and expansion study of CID-103, in patients with previously treated, relapsed or refractory multiple myeloma has been suspended in France and the UK. A separate IND for the R/R MM indication has been approved by CDE of China's NMPA in June 2024. Peer-reviewed medical literature, including important articles in the New England Journal of Medicine, points to the promise of the anti-CD38 approach in organ transplant rejection and autoimmune diseases such as immune thrombocytopenia (ITP). In May 2024, the Company announced the clearance of IND application with the US FDA for the initiation of a phase 1/2 study of CID-103 in adults with ITP. In October 2024, the CDE approved the CTA for a phase 1/2 study of CID-103 in patients with chronic Immune Thrombocytopenia (ITP). The Chinese ITP study is part of the global study that was approved by the US FDA in May 2024. In January 2025, the Company announced the first patient was enrolled and dosed in the ITP trial. In August 2025, the Company announced FDA clearance of an IND application for CID-103 in adults with active and chronic active renal allograft antibody mediated rejection (AMR). In January 2026, the Company announced that China NMPA has approved a CTA conduct a Phase 1/2 clinical trial for CID-103 in adults with chronic active renal allograft AMR. The Phase 1/2 clinical trial is a dose-ranging and safety study evaluating the tolerability and efficacy of CID-103 in patients with renal allograft AMR.

•

BI-1206 In October 2020, the Company entered into an exclusive licensing agreement with BioInvent International AB (“BioInvent”) for the development and commercialization of novel anti-FcγRIIB antibody, BI-1206, in Mainland China, Taiwan, Hong Kong and Macau. BioInvent is a biotechnology company focused on the discovery and development of first-in-class immune-modulatory antibodies for cancer immunotherapy. BI-1206 is being investigated in a Phase 1/2 trial, in combination with anti-PD1 therapy Keytruda® (pembrolizumab), in patients with solid tumors, and in a Phase 1/2a trial in combination with MabThera® (rituximab) in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). CTA was approved by China NMPA in December 2021 and ethics committee approvals have been received in January of 2022. The Company obtained approval from China Human Genetic Resources Administrative Office (“HGRAO”) in April 2022. The Company is planning a Phase 1 study of BI-1206 in combination with rituximab in patients with NHL (mantle cell lymphoma, marginal zone lymphoma, and follicular lymphoma) to assess PK, safety and tolerability, with a goal to select the Recommended Phase 2 Dose based on early signs of clinical efficacy as part of its development program for BI-1206 in China. The study received regulatory approval from the China Center for Drug Evaluation (“CDE”) in the second quarter of 2022, and the first patient was enrolled and dosed in the third quarter of 2022. The enrollment for Phase 1 study has been completed in December 2025.

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

Since its inception in 1991, the Company has incurred significant losses from operations and, as of December 31, 2025, has incurred an accumulated deficit of $748.1 million. For the year ended December 31, 2025, the Company had a net loss of $48.1 million and a cash outflow for operating activities of $20.8 million. As of December 31, 2025, the Company had net current liabilities of $36.2 million. CASI China also entered into agreements with Precision Autoimmune Therapeutics Co., Ltd., (“PAT”) and two investors of PAT, respectively, to purchase each of their 19.8876% equity interest of PAT from the investor. The total consideration is RMB 56.8 million (approximately $8.1 million) plus interest in five installments. As of the date of this report, CASI China has paid RMB 35.4 million (approximately $5.1 million) plus interest in total (See Note 3). The remaining consideration is due by June 30, 2026. Therefore, the Company will require additional liquidity to continue its operations over the next 12 months.

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

Beginning in December 2024, the Company had a dispute with Acrotech concerning the License Agreement (the “License Agreement”), dated September 17, 2014, between Spectrum Pharmaceuticals, Inc. and the Company, granting the exclusive rights to the Company to commercialize Evomela® in China, which was later assigned to Acrotech on March 1, 2019. In April 2026, the Company and Acrotech resolved their dispute through an amicable settlement and entered into a binding term sheet.  The parties are currently negotiating a longer-form settlement agreement.

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

In relation to the FOLOTYN® Assignment Agreement, the Company and MICL entered into a payment agreement (the “Payment Agreement”), pursuant to which the Company will pay MICL a total of US$ 12 million, including (i) a one-time payment of US$ 2 million which was paid upon completion of the quality audit in 2023; (ii) a one time, non-refundable and non-creditable payment of US$ 2 million to be paid when the aggregate net sales of FOLOTYN® in China equals to or exceeds US$ 30,000,000, and (iii) in each calendar quarter, a one-time, non-refundable and non-creditable payment of an amount equal to 10% of net sales of FOLOTYN® in China in the preceding calendar quarter, until an aggregate amount of US$ 8 million is paid in such quarterly instalments. In the event that the Company has not paid the full amount of payment of US$10 million under (ii) and (iii) above (the “Deferred Payments”) on July 31, 2028, the remaining amount shall become immediately due and payable, unless the drug approval in China is not renewed by relevant regulatory authorities. In January 2026, the Company received a formal notice form the NMPA that the Company’s renewal application for FOLOTYN® was not granted so the Company ceased the sale of FOLOTYN® in the same month in China pursuant to the relevant regulations and rules.

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

Distribution Agreement with Guangzhou Gloria Biosciences Co., Ltd.

In January 2025, CASI China entered into a distribution agreement with Guangzhou Gloria Biosciences Co., Ltd., pursuant to which CASI Wuxi was appointed as a distributor for the sales of YuTuo® (Zimberelimab) in the territory of China during the term of three years, subject to certain terms and conditions.

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

On March 2, 2024, the Company received a notice from Juventas, which purported to terminate the CNCT19 Agreements. The Company responded to Juventas’ purported termination notice, noting that Juventas was not entitled to unilaterally terminate the CNCT19 Agreements and further demanding that Juventas cease any conduct that may constitute further breach of the CNCT19 Agreements and execute a written undertaking regarding compliance with the CNCT19 Agreements by March 13, 2024. Juventas did not comply with the Company’s demands. On March 20, 2024, the Company submitted a Notice of Arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) against Juventas pursuant to the CNCT19 Agreements’ dispute resolution clauses, claiming that Juventas’ purported termination was invalid and that Juventas breached the CNCT19 Agreements and seeking, among other things, damages and injunctive reliefs. Together with the Notice of Arbitration, the Company also submitted an application for the appointment of an emergency arbitrator, seeking emergency injunctive reliefs. On the same day, Juventas also submitted a Notice of Arbitration at the HKIAC against the Company, alleging, among other things, that the CNCT19 Agreements were validly terminated and that the Company breached the CNCT19 Agreements. On February 3, 2025, the arbitral tribunal established in connection with the dispute pursuant to HKIAC rules (the “Tribunal”) issued an order providing, among others, that pending a final award or a further order of the Tribunal, (i) Juventas may engage in activities to sell, offer to sell, distribute or otherwise commercialize CNCT19 subject to it complying with various conditions, which include periodically providing the Company with updates relating to patients, revenue, expenses, etc. thereof, (ii) Juventas shall not collaborate, negotiate or reach agreement on, or otherwise engage with any other party except for the Company in relation to selling, offering to sell, distributing or otherwise commercializing CNCT-19, unless agreed to in writing with the Company, and (iii) the Company continues to have the right to market, offer to sell and sell or otherwise commercialize CNCT-19. In connection with the arbitration proceeding, certain court of PRC granted the Company’s application to freeze Juventas’s assets while the arbitration proceeding is ongoing and decided to freeze up to RMB 190 million in Juventas’s bank accounts or seize and freeze Juventas’s other assets of equivalent value, and certain court of PRC granted Juventas’ application to freeze the Company’s assets while the arbitration proceeding is ongoing and decided to freeze up to RMB 250 million of the Company’s assets, to enforce which the court has decided to freeze the transfer of certain equity interest the Company owns in its subsidiaries in the P.R.C. In December 2025, the HKIAC tribunal held a merits hearing regarding the parties’ claims. The HKIAC tribunal has indicated that they plan to issue a final award by June 30, 2026.

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

In conjunction with the license agreement entered into with BioInvent, the Company made a SEK 53.8 million investment in 1.2 million new shares of BioInvent, and 588,000 new warrants, each warrant with a right to subscribe for 1 new share in BioInvent within a period of five years and at a subscription price of SEK 78.50 per share. As of December 31, 2025, the Company have sold all ordinary shares of BioInvent and all warrants held by the Company were expired.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s significant accounting estimates relate to variable consideration of revenue, recoverability of property, plant and equipment, right of use assets, and intangible assets, valuation allowance for deferred tax assets, share-based arrangements, fair value of investments, fair value of convertible notes due to a related party, and net realizable value of inventories. Management bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.

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

Revenue Recognition

Product sales revenue recognized in the consolidated statements of operations and comprehensive loss are considered revenue from contracts with customers and, accordingly, the Company recognizes revenue using the following steps:

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

The Company recognizes revenue on sales of products when the control of the product is transferred to the distributor, in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for the product, excluding amounts collected on behalf of third parties (e.g. value-added taxes). For imported goods delivered, control is transferred upon delivery of the product to the carrier appointed by the distributor; for local manufactured goods delivered, control is transferred upon acceptance of goods by distributors. Revenue from contracts with customers may include variable consideration. The transaction price for these contracts is estimated at contract inception and constrained to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Estimates of variable consideration are primarily determined using the expected value method, based on historical experience, current contractual terms, and anticipated performance. The Company recognizes accounts receivable when it recognizes revenues as its right to consideration is unconditional and only the passage of time is required before payment of that consideration is due.

The costs of assurance type warranties that provide the customer the right to exchange purchased product that does not meet appropriate quality standards are recognized when they are probable and are reasonably estimable. There was no product exchange during the years ended December 31, 2025, 2024, and 2023. For the years ended December 31, 2025, 2024, and 2023, the Company did not incur, and therefore did not defer, any material costs to obtain or fulfill contracts. The Company did not have any contract assets or contract liabilities as of December 31, 2025 and 2024.

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

Vendor Concentration Risk

The Company has a sole supplier, Acrotech, for its EVOMELA® and FOLOTYN® products. The Company has a sole supplier, Guangzhou Gloria Biosciences Co., Ltd., for its YuTuo® product. The Company’s ability to select other providers of EVOMELA®, FOLOTYN® and YuTuo® is limited. The Company has two major suppliers with each accounting for over 10% of the raw material supply for the MAFALAN® product in 2025.

Geographic Concentration Risk

The Company revenue is solely generated in mainland China.

Accounts Receivable and Credit Concentration

All of the Company’s EVOMELA® sales were generated from a single customer, CRPCGIT in China. For the years ended December 31, 2025, 2024, and 2023, revenues from CRPCGIT accounted for 90.2%, 98.1%, and 100% of the Company’s total revenues, respectively. As of December 31, 2025, 2024 and 2023, accounts receivable from CRPCGIT accounted for 69.5%, 98.8% and 100% of the Company’s total accounts receivable, respectively. The Company extends credit to CRPCGIT on an unsecured basis and does not believe there is a significant credit risk. Historically, the Company has collected all the accounts receivable balance that was on due in their full amount. As of December 31, 2025, accounts receivable from Sinopharm Group Tianjin Co., Ltd. is greater than 10% of total accounts receivable of the Company.

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

See Note 3 and Note 17 for additional fair value disclosures.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of less than 90 days that are readily convertible to known amounts of cash. As of December 31, 2025, the Company had $4.0 million cash and cash equivalents held in financial institutions in the mainland China, $0.1 million held in financial institutions in Hong Kong, and $1.5 million held in financial institutions in the US, in the aggregate $5.6 million.

Allowance for Credit Losses

The Company estimates the allowance for credit losses based on the historical loss rates from historical observation period, and adjusted to reflect the effects of current and future economic conditions over reasonable and supportable forecast period.

Inventories

Inventories consist of finished goods, work in progress and raw materials, and are stated at the lower of cost or net realizable value. Cost is determined using a combination of methods depending on the nature of the inventory. The first-in, first-out method is used for imported products. The specific identification method is used for local manufactured products. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value based on historical and forecasted demand.

Prepaid expenses and other

Prepaid expenses and other consists of deductible Value Added Tax (“VAT”) and other prepaid expenses. As of December 31, 2025, and 2024, the balance of deductible VAT was $1.2 million and $ 0.9 million, respectively.

Research and Development Expenses

Research and development (R&D) expenses consist primarily of compensation and other expenses related to research and development personnel, research collaborations, costs associated with internal and contract pre-clinical testing and clinical trials of the Company’s product candidates, including the costs of drug substance and drug product, regulatory maintenance costs, facilities expenses, and amortization expense of acquired ANDAs. Research and development costs are expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any.

Construction in progress (“CIP”) includes costs incurred in the construction of property, plant and equipment, including down payments and progress payments, are initially capitalized as construction-in-progress and transferred into their respective asset categories when the assets are substantially completed and are ready for their intended use, at which time depreciation commences. CIP overhead is expensed as incurred. Office equipment and furniture are depreciated over their estimated useful lives of 3 to 5 years. Machinery and equipment are depreciated over their estimated useful lives of 5 to 10 years. Leasehold improvements are amortized over the shorter of their useful lives or the lease term. Depreciation and amortization expense are determined on a straight-line basis. As of December 31, 2025, substantially all of the Company’s property, plant and equipment are located in the mainland China.

Costs of Revenues

Costs of revenues consist primarily of the cost of inventories, sales-based royalties related to the sale of EVOMELA® and FOLOTYN®, amortization of the intangible asset (License of FOLOTYN®), and write-down of inventories to net realizable value.

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

As of December 31, 2025, all of the Company’s ROU assets are located in the mainland China.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, right of use (“ROU”) assets and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances (“triggering events”) indicate that the carrying amount of an asset or asset group may not be recoverable. The Company identifies triggering events and performs impairment testing at asset group level which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As of December 31, 2025, the Company’s asset groups consist of manufacturing asset group and non-manufacturing asset group.

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

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this ASU should be applied on a prospective basis. Retrospective application is permitted. The Company adopted ASU 2023-09 for the year beginning January 1, 2025 prospectively. See Note 16.

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326). ASU No. 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company does not expect to adopt ASU No. 2025-05 early and there is no impact of adopting this standard on the consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company does not expect to adopt ASU No. 2025-06 early and is currently evaluating the impact of adopting this standard on the consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company does not expect to adopt ASU No. 2025-10 early and is currently evaluating the impact of adopting this standard on the consolidated financial statements.

There are no other recently issued accounting pronouncements that are expected to have a material effect on the Company’s financial position, results of operations or cash flows.

3.      INVESTMENT IN EQUITY SECURITIES, AT FAIR VALUE AND LONG-TERM INVESTMENTS

Investment in equity securities, at fair value

BioInvent International AB – ordinary shares

In October 2020, in conjunction with its license agreement entered into with BioInvent (see Note 1), a publicly traded company, CASI made a $6.3 million investment (equivalent to SEK 53.8 million) to acquire 1.2 million new shares of BioInvent, and 588,000 warrants, each warrant with a right to subscribe for 1 share in BioInvent within a period of five years. The fair value of the ordinary shares was measured using its quoted market price, a Level 1 input (see Note 17). Changes in fair value of the investments are recognized as gains (losses) in the consolidated statements of operations and comprehensive loss.

In the second quarter of 2022, the Company sold 275,000 ordinary shares of BioInvent. In the fourth quarter of 2024, the Company sold 164,439 ordinary shares of BioInvent. In 2025, the Company sold all remaining 736,373 ordinary shares of BioInvent. For the years ended December 31, 2025, 2024, and 2023, the Company recognized losses of $0.1 million, gains of $1.5 million and losses of $1.1 million for the ordinary shares of BioInvent, respectively, in changes of fair value of investment in the Company’s consolidated statements of operations and comprehensive loss.

BioInvent International AB – warrants

The fair value of the warrants of BioInvent was measured using observable market-based inputs other than quoted prices in active markets for identical assets, level 2 inputs (see Note 17). The Company uses the Black-Scholes-Merton valuation model to estimate the fair value of warrants. As of December 31, 2025, the warrants were expired. The fair value of the warrants was $66,000 as of December 31, 2024, with assumptions including an expected life of 0.91 years, an assumed volatility of 55.6%, and a risk-free interest rate of 2.07%. For the years ended December 31, 2025, 2024, and 2023, the Company recognized losses of $66,000, gains of $61,000, and losses of $0.2 million, respectively, in changes of fair value of investment in the Company’s consolidated statements of operations and comprehensive loss.

The following table summarizes the Company’s investments in equity securities at fair value as of December 31, 2024:

		Gross
(In thousands)		unrealized	Aggregate fair
As of December 31, 2024	Cost	losses	value
BioInvent International AB - ordinary shares	$2,723	$(166)	$2,557
BioInvent International AB - warrants	656	(590)	66
Total	3,379	(756)	$2,623

Long-term investments

Long-term investments include long term investments measured at fair value or measurement alternative, and an equity method investment.

Long-term investments measured at fair value or measurement alternative

Long-term investments measured at measurement alternative as of December 31, 2025 and 2024 consisted of the following:

			Gross
		Gross	unrealized
As of December 31, 2025 and 2024		unrealized	losses (including	Carrying
(In thousands)	Cost	gains	impairment)	amount
Investments in equity securities using measurement alternative
Alesta Therapeutics B.V. - series A preferred shares	$331	$—	$—	$331
Alesta Therapeutics B.V. - ordinary shares	2,250	—	(865)	1,385
Total	$2,581	$—	$(865)	$1,716

◾	Alesta Therapeutics B.V. (previously Black Belt Tx Limited)

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

In December 2024, upon Alesta’s completion of its Series A financing, all of CASI’s loan principal plus accrued interest was converted into 172,875 Series A Preferred Shares of Alesta. Upon completion of the conversion, the Company recognized the investment in the Series A Preferred Shares at fair value of 317,612 euro ($331,237). The Company concluded the Series A Preferred Shares are equity securities and elected the measurement alternative under ASC 321 for subsequent measurement, as Alesta’s equity shares do not have a readily determinable fair value under ASC 321. The Company recognized a change in fair value of $37,000 to reflect the fair value changes of the convertible loan in 2024 prior to the conversion.

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

In July 2024, CASI China entered into an agreement to purchase 19.8876% equity interests of PAT held by a third-party investor. The total consideration is RMB 28.4 million (approximately $4.1 million) plus interest and will be paid in three installments. CASI China paid the first installment of RMB 10.0 million (approximately $1.4 million) in August 2024 and obtained 5.17% equity interests of PAT, the second installment of RMB 10.0 million (approximately $1.4 million) plus interest in April 2025 and obtained 10.04% equity interests of PAT. As PAT has not established its own business and operation team and therefore does not qualify as a business. CASI allocated the cost of the equity interests of $1.2 million and $2.2 million, respectively, for the years ended December 31, 2024 and 2025, to in-process research and development (“IPR&D”) under the asset acquisition principles and immediately recorded the same amount in the share of net loss in an equity investee in its consolidated statements of operations and comprehensive loss as the IPR&D has no alternative future use. In March 2026, the remaining consideration of RMB 8.4 million (approximately $1.2 million) plus interest has been paid in full and CASI China obtained the remaining equity interests of PAT held by the investor.

In April 2025, CASI China entered into an agreement to purchase 19.8876% equity interests of PAT held by a related-party investor. The total consideration is RMB 28.4 million (approximately $4.1 million) plus interest and will be paid in two installments. As of December 31, 2025, the Company has not paid any consideration with respect to this transaction. In January 2026, CASI China paid the first installment of RMB 7.0 million (approximately $1.0 million) plus interest, the remaining consideration is due by June 30, 2026.

4.      INVENTORIES

The Company’s inventories consist of finished goods, work in progress and raw materials. For the years ended December 31, 2025 and 2024, due to the fierce market competition and expected sales volume, the Company recorded a $1.1 million and $4.8 million, respectively, in cost of revenues to write down inventories to the estimated net realizable value. No write downs of the carrying value of inventories have been recorded in the year ended December 31, 2023.

(In thousands)	2025	2024
Finished goods	$840	$5,252
Work in progress	504	—
Raw materials	254	—
Total	$1,598	$5,252

5.      LEASES

Right of use (“ROU”) assets and liabilities for operating leases are recognized at commencement date based on the present value of lease payments over the lease term. Rent expense is recognized on a straight-line basis over the lease term.

Operating lease liabilities are included in accrued and other current liabilities and other liabilities (noncurrent) in the consolidated balance sheets as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, the Company did not have any finance leases.

Rent expense for the years ended December 31, 2025, 2024 and 2023 was $1.2 million, $1.2 million and $1.1 million, respectively. There were no variable lease costs or sublease income for leased assets for the years ended December 31, 2025, 2024 and 2023.

Right of use assets and liabilities as of December 31, 2025 and 2024 were classified on the consolidated balance sheets as follows:

	December 31,	December 31,
(In thousands)	2025	2024
Right of use assets	$2,548	$3,492

Accrued and other current liabilities	$1,611	$1,221
Other liabilities	1,441	2,535
Total lease liabilities	$3,052	$3,756

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,
(In thousands)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	$938	$798	$1,042

Right of use assets obtained in exchange for lease obligations	$—	$2,336	$518
Increase of right of use assets from remeasurement	$—	$—	$1,506

All of the Company’s existing leases as of December 31, 2025 and 2024 are classified as operating leases. As of December 31, 2025 and 2024, the Company had three and four, respectively, operating leases with a weighted average remaining lease term of 3.1 years and 3.7 years, respectively. The Company has renewal options for certain existing leases. In the fourth quarter of 2023, CASI Wuxi obtained the Drug Manufacturing Permit and determines to produce generic products in the leased building in Wuxi, it is considered reasonably certain that the Company will exercise the renewal option of the lease, hence, the Company remeasured this lease.

In 2024, the Company renewed the lease of Beijing office for another three years and recognized the lease using a discount rate of 3.85%. Weighted average discount rates used in the calculation of the lease liabilities for 2025 and 2024 is 4.04% and 3.99%, respectively. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

A maturity analysis representing the future undiscounted cash flow of the Company’s operating leases liabilities as of December 31, 2025 is as follows:

(In thousands)
2026	$1,698
2027	891
2028	355
2029	266
2030	—
Thereafter	—
Total	3,210
Discount factor	(158)
Lease liability	3,052
Amounts due within 12 months	1,611
Non-current lease liability	$1,441

6.      PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment (“PP&E”) mainly consisted of leasehold improvements, and machinery and equipment, all of which are substantially owned by CASI Wuxi.

In the third quarter of 2022, CASI Wuxi obtained the Drug Distribution License, and in the fourth quarter of 2023, CASI Wuxi obtained the Drug Manufacturing Permit for its manufacturing line in the leased building in Wuxi, which means that certain related assets are ready for their respective usage. The Company started to depreciate those assets based on their estimated useful lives.

Property, plant and equipment consist of the following:

(In thousands)	December 31,
	2025	2024
Leasehold improvements	7,286	6,995
Machinery and equipment	6,204	5,939
Office equipment and furniture	563	641
Property, plant and equipment, gross	14,053	13,575
Accumulated depreciation	(7,085)	(5,707)
Property, plant and equipment, net	$6,968	$7,868

Depreciation expense were $1.2 million, $1.3 million and $2.5 million in 2025, 2024 and 2023, respectively. The Company recognized no impairment during the years ended December 31, 2025, 2024 and 2023.

7.      INTANGIBLE ASSETS

As of December 31, 2025, intangible assets mainly include cloud computing or office administration software. These intangible assets were originally recorded at fair values and are stated net of accumulated amortization and impairment, if any. These intangible assets are being amortized over their useful lives of 5-10 years.

As mentioned in Note 1, the Company obtained the license of FOLOTYN® in 2023 under the FOLOTYN® Assignment Agreement and Payment Agreement which includes certain Deferred Payments. Considering the uncertainties related to the renewal of the drug approval in China, the Company believed it was not probable that the Deferred Payments would be paid. The Company recorded the intangible asset (License of FOLOTYN®) in amount of US$ 2 million which equals to the initial one-time payment, which is amortized over the remaining initial drug approval period (i.e. 23 months) using the straight-line method. In January 2026, the Company received a formal notice form the NMPA that the Company’s renewal application for FOLOTYN® was not granted so the Company will not incur any sale of FOLOTYN® in China pursuant to the relevant regulations and rules. No Deferred Payments will be made.

In 2024, due to lower-than-expected market condition, the Company determined that the carrying value of the intangible asset of FOLOTYN® license was not recoverable and should be impaired. The Company recognized an impairment loss of $0.7 million in its consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

Intangible assets at December 31, 2025 and 2024 consists of the following:

(In thousands)
Asset as of December 31, 2025	Purchase Price	Accumulated Amortization	Impairment	Carrying Amount
License of FOLOTYN®	2,000	(1,304)	(696)	—
Others	471	(250)	—	221
Total	$2,471	$(1,554)	$(696)	$221

(In thousands)
Asset as of December 31, 2024	Purchase Price	Accumulated Amortization	Impairment	Carrying Amount
License of FOLOTYN®	$2,000	(1,304)	(696)	$—
Others	457	(219)	—	238
Total	$2,457	$(1,523)	$(696)	$238

The changes in intangible assets for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In thousands)	2025	2024	2023
Balance at the beginning of the year	$238	$1,839	$1,063
Addition	—	159	2,064
Amortization expense	(28)	(1,061)	(1,287)
Impairment	—	(696)	—
Foreign currency translation adjustment	11	(3)	(1)
Balance at the ending of the year	$221	$238	$1,839

Expected future amortization expense is as follows as of December 31, 2025:

(In thousands)
2026	$28
2027	28
2028	28
2029	28
2030	28
2031 and thereafter	81

8.      ACCRUED AND OTHER CURRENT LIABILITIES, AND OTHER LIABILITIES

	Year Ended December 31,
(In thousands)	2025	2024
Accrued and other current liabilities:
Payroll and welfare payable	$3,677	$3,333
Grants related to land use right	2,582	2,474
Payable to clinical study service	1,413	2,351
Payable to professional service	7,584	1,365
Payable to sales and marketing services	1,228	1,417
Dividends and interest payable to Wuxi LP, current (Note 11)	3,842	1,849
Lease liabilities-current (Note 5)	1,611	1,221
Others	2,234	1,334
	$24,171	$15,344

Other Liabilities
Profit-sharing liability to Juventas	$11,821	$11,821
Dividends and interest payable to Wuxi LP, non current (Note 11)	—	1,015
Lease liabilities-noncurrent (Note 5)	1,441	2,535
	$13,262	$15,371

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

9.     SHORT TERM BORROWINGS

In September 2025, the Company’s subsidiary, CASI Wuxi entered into a Loan Agreement with Bank of Nanjing. Under the Agreement, Bank of Nanjing made available to CASI Wuxi an unsecured loan credit of RMB 2.0 million (approximately $0.3 million). The Company fully draw down. Interest accrues on the principal amounts of the loans outstanding at a fixed annual rate of 2.5% and payable monthly.

In November 2025, the Company’s subsidiary, CASI Wuxi entered into a Loan Agreement with Bank of Communications. Under the Loan Agreement, Bank of Communications made available to CASI Wuxi a guaranteed credit of RMB 5.0 million (approximately $0.7 million). The Company fully draw down. The joint and several liability guarantee was provided by CASI China concurrently with the Loan Agreement. The loan was secured by a pledge of fixed assets held by CASI Wuxi. Interest accrues on the principal amounts of the loans outstanding at a fixed annual rate of 2.5% and payable monthly.

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

The Company recognized nil, nil and $48,000 of other income during the years ended December 31, 2024, 2023 and 2022, respectively. Upon return of the land use right to the local government, the Company reclassified the remaining deferred income balance to accrued and other current liabilities. As of December 31, 2025, the Company is still under negotiation with the local government on the further treatment of the grant.

11.      REDEEMABLE NONCONTROLLING INTEREST AND A LONG TERM BORROWING

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

The provision related to the Long term borrowing includes certain financial and non-financial covenants, including certain revenue threshold generated by CASI Wuxi for each of the years from 2024 to 2028. For the years ended December 31, 2025 and 2024, CASI Wuxi failed to satisfy the revenue threshold, therefore WUXI LP has the right to request immediate repayment of all of the balances of the long term borrowing. The Company reclassified the balance of the Long term borrowing to current liability.

Changes in redeemable noncontrolling interest during the years ended December 31, 2023 are as follows:

Year Ended December 31,
(In thousands)	2023
Balance at beginning of year	$22,358
Share of CASI Wuxi net loss	(2,602)
Accretion of redeemable noncontrolling interest	3,281
Foreign currency translation adjustment	(621)
Redemption of Wuxi NCI	(22,416)
Balance at end of year	$—

12.      SHAREHOLDERS’ (DEFICIT) EQUITY

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

The Company held 411,996 and 411,952 shares of ordinary shares in treasury at its acquisition cost as of December 31, 2025 and 2024, respectively.

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

Additionally, this registration statement contains a Sales Agreement prospectus covering the offering, issuance and sale by the Company of up to $50.0 million of the Company’s ordinary shares that may be issued and sold from time to time under an Open Market Sale Agreement the Company has entered into with Jefferies LLC, as sales agent, or the Sales Agreement. The Company may cancel its at-the-market program at any time upon written notice, pursuant to its terms. During 2025, the Company sold 4,053,836 ordinary shares pursuant to the Open Market Sale Agreement for net proceeds of $5.7 million, after deducting sales agent commission of $0.2 million.

No shares were sold subsequently.

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

Shares Purchase Warrants

In the July 2024 PIPE Transaction, the Company issued ordinary shares with accompanying pre-funded warrants to certain institutional investors. Shares purchase warrants activity for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Outstanding at December 31, 2023	—	$—
Issued	1,980,000	$0.0001
Outstanding at December 31, 2024	1,980,000	$0.0001
Exercised	(980,000)	$0.0001
Outstanding at December 31, 2025	1,000,000	$0.0001
Exercisable at December 31, 2025	1,000,000	$0.0001

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

13.      NET LOSS PER SHARE

As of December 31, 2025, 2024, and 2023, outstanding share options totaling 3,083,414, 3,574,453 and 4,055,164, respectively, were anti-dilutive, and therefore, were not included in the computation of weighted average shares used in computing diluted loss per share. As of December 31, 2025, the Company had 1,000,000 pre-funded warrants issued in connection with the PIPE Transaction that are exercisable at any time for nominal cash consideration. These pre-funded warrants were included in the denominator for basic and diluted net loss per share.

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	Year Ended December 31,
(In thousands, except share and per share data)	2025	2024	2023
Numerator:
Net loss attributable to CASI Pharmaceuticals, Inc.	$(48,058)	$(39,258)	$(26,960)
Denominator:
Weighted-average shares outstanding used in computing net loss per share, basic and diluted	18,538,046	15,340,277	13,360,185
Denominator for basic and diluted net loss per share calculation	18,538,046	15,340,277	13,360,185
Net loss per share
— Basic and diluted	$(2.59)	$(2.56)	$(2.02)

14.      EMPLOYEE BENEFIT PLAN

The Company sponsors the CASI Pharmaceuticals, Inc. 401(k) Plan and Trust. The plan covers substantially all U.S. employees and enables participants to contribute a portion of salary and wages on a tax-deferred basis. Contributions to the plan by the Company are discretionary. Contributions by the Company totaled $93,000, $82,000 and $77,100 for the years ended December 31, 2025, 2024 and 2023, respectively.

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $3.0 million, $4.2 million and $4.3 million for the years ended December 31, 2025, 2024 and 2023 respectively.

15.      SHARE-BASED COMPENSATION

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

On June 15, 2021, the 2021 Long-Term Incentive Plan (the “2021 Plan”) was approved by CASI Delaware’s shareholders. The maximum number of shares of common stock that are available for grants and awards equals to 2,000,000 shares of stock, which includes all remaining shares of common stock under the 2011 Plan. Currently, the 2021 Plan is administered by the Company’s compensation committee. As of December 31, 2025, a total of 114,814 shares remained available for grant under the Company’s 2021 Plan.

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

On July 12, 2024, the Company’s board of directors approved the 2024 Long-Term Incentive Plan (the “2024 Plan”). The maximum number of ordinary shares that are available for grants and awards equals to 2,000,000 shares. As of December 31, 2025, a total of 1,695,039 shares remained available for grant under the Company’s 2024 Plan.

The share-based compensation expenses are recorded as components of general and administrative expense, selling and marketing expense, and research and development expense, as follows:

	Year Ended December 31,
(In thousands)	2025	2024	2023
Research and development	$206	$217	$236
Sales and marketing	397	329	245
General and administrative	2,383	760	6,736
Total	$2,986	$1,306	$7,217

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

The weighted average grant date fair value of share options is $1.04, $4.83, and $1.90 for the years ended December 31, 2025, 2024 and 2023 respectively. Following are the assumptions used in valuing the share options on grant dates during the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
Range of expected volatility	88.4% to 93.03%	81.58% to 85.61%	75.77% to 81.26%
Range of risk free interest rate	3.68% to 3.91%	3.41% to 4.45%	3.45% to 4.79%
Weighted average expected option life (in years)	5.00	6.12	5.72
Expected dividend yield	0.00%	0.00%	0.00%

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

A summary of the Company’s share option plans and changes in options outstanding under the plans during the years ended December 31, 2025, 2024 and 2023 is as follows:

		Weighted Average	Weighted Average Remaining
	Number of Options	Exercise Price	Contractual Term In Years	Aggregate Intrinsic Value
Outstanding at December 31, 2022	3,389,379	$19.5
Exercised	(56,668)	$1.9
Granted	844,561	$2.1
Expired	(72,178)	$17.3
Forfeited	(49,930)	$3.3
Outstanding at December 31, 2023	4,055,164	$2.2
Exercised	(1,094,406)	$1.9
Granted	1,242,961	$5.7
Expired	(209,389)	$6.6
Forfeited	(419,877)	$1.9
Outstanding at December 31, 2024	3,574,453	$3.3
Exercised	(29,500)	$1.9
Granted	64,961	$1.5
Expired	(19,875)	$2.2
Forfeited	(506,625)	$6.4
Outstanding at December 31, 2025	3,083,414	$2.8	5.84	—
Vested and expected to vest at December 31, 2025	2,521,914	$2.7	5.81	—
Exercisable at December 31, 2025	2,099,348	$2.5	5.38	—

The aggregate intrinsic value is calculated as the difference between (i) the closing price of the ordinary share at December 31, 2025 and (ii) the exercise price of the underlying awards, multiplied by the number of options that had an exercise price less than the closing price on the last trading day of the year. Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2025, 2024 and 2023 was $56,000, $2.1 million and $0.1 million, respectively.

The following summarizes information about share options that are outstanding at December 31, 2025:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Range of	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Exercise Prices	December 31, 2025	Life in Years	Price	December 31, 2025	Price
$1.26 - $1.93	2,225,453	4.88	$1.92	1,644,387	$1.91
$2.31 - $2.69	284,961	8.31	$2.64	157,461	$2.61
$3.59 - $5.20	80,000	8.19	$4.40	70,000	$4.28
$5.78 - $6.89	490,000	8.44	$6.33	227,500	$6.02
$42.70	3,000	2.25	$42.70	—	$—
	3,083,414	5.84	$2.79	2,099,348	$2.49

As of December 31, 2025, there was $1.3 million of total unrecognized compensation expense related to non-vested share options, to be recognized over a weighted-average period of 2.3 years.

16.      INCOME TAXES

The Company is subject to U.S. federal tax rate of 21%. The Company’s subsidiaries in mainland China are subject to an income tax rate of 25%, the subsidiary in Hong Kong is subject to an income tax rate of 8.25%.

For financial reporting purposes, loss before income taxes and share of net loss in an equity investee, includes the following components:

(In thousands)	2025	2024	2023
United States	$(27,671)	$(32,980)	$144
Mainland China and Hong Kong	(18,200)	(5,089)	(26,436)
Total	$(45,871)	$(38,069)	$(26,292)

Significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

	December 31,
(In thousands)	2025	2024
Deferred income tax assets:
Net operating loss carryforwards	$54,610	$48,548
Research and development credit carryforwards	1,153	1,386
Intangible assets	5,434	6,204
Share-based compensation	2,370	2,269
Change in fair value of investments	877	326
Capitalized R&D amortization	1,148	2,296
Lease liability	763	939
Impairment loss of long-term investments	182	182
Write down of inventories	1,249	1,007
Accrued interest expense	210	13
Others	496	233
Valuation allowance for deferred income tax assets	(67,766)	(62,466)
	$726	$937

Deferred income tax liabilities:
Right of use asset	(637)	(873)
Others	(89)	(64)
	$(726)	$(937)

The Company has U.S. federal and state net operating loss (NOL) carryforwards of $183.6 million at December 31, 2025. Federal and certain state NOLs generated after 2018, have indefinite lives. Certain NOLs generated prior to 2020 begin to expire in years 2025 through 2039. The Company also has mainland China NOLs carryforward of $62.6 million at December 31, 2025 that begin to expire in years 2026 through 2030. The Company also has Hong Kong NOLs carryforward of $4.7 million at December 31, 2025 that have indefinite lives. The Company also has research and experimentation (“R&E”) tax credit carryforwards of $1.2 million as of December 31, 2025 that begin to expire in years 2026 through 2041. Unused R&E tax credit carryforwards expire after a period of 20 years.

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

A reconciliation of the provision for income taxes to the federal statutory rate is as follows. The reconciliation for 2025 is in accordance with the updated requirements of ASU No. 2023-09.

	For the Year Ended December 31,
	2025
(In thousands)	Amount	Percent
Tax benefit at statutory federal rate	$9,632	21%
Domestic federal:
Attribute expiration	(2,381)	(5.2%)
Tax shortfalls from share options	(118)	(0.3%)
Nondeductible expenses	(90)	(0.2%)
Changes in valuation allowance	(3,222)	(7.0%)
Domestic State and local income taxes net of federal effect:
Foreign tax effect:
Mainland China
Tax rate differential	667	1.5%
Attribute expiration	(1,059)	(2.3%)
Nondeductible expenses	(926)	(2.0%)
Research and development bonus deduction	100	0.2%
Others	(978)	(2.1%)
Change in valuation allowance	(1,307)	(2.8%)
Hong Kong		—
Tax rate differential	(193)	(0.4%)
Changes in valuation allowance	(125)	(0.3%)
	$—	—

(In thousands)	2024	2023
Tax benefit at statutory rate of 21%	$7,994	$5,521
Attribute expiration	(1,899)	(28,281)
Tax rate differential	(119)	841
Nondeductible expenses	(558)	(1,469)
Research and development bonus deduction	100	121
Tax shortfalls from share options	(4,129)	(830)
Others	247	314
Change in valuation allowance (1)	(1,636)	23,864
	$—	$81

Change in valuation allowance is as follows:

(In thousands)	2025	2024	2023
Balance at January 1	$62,466	$61,281	$85,505
Additions	8,094	3,535	4,417
Decrease from attribute expiration	(3,440)	(1,899)	(28,281)
Foreign currency translation adjustment	646	(451)	(360)
Balance at December 31	$67,766	$62,466	$61,281

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

(In thousands)	2025	2024	2023
Unrecognized tax benefits balance at January 1	$558	$948	$997
Reductions for tax positions of prior periods	(78)	(390)	(49)
Unrecognized tax benefits balance at December 31	$480	$558	$948

The Company had $0.5 million of unrecognized tax benefits as of December 31, 2025 related to net R&E tax credit. For the year ended December 31, 2025, there was a net reduction of unrecognized tax benefits of $78,000 related to R&E tax credits. The Company has a full valuation allowance at December 31, 2025 and 2024 against the full amount of its net deferred tax assets and, therefore, there was no impact on the Company’s financial position. The Company does not expect significant changes to the unrecognized benefit. As of December 31, 2025, 2024, and 2023, the Company did not accrue any interest related to uncertain tax positions, as none of the relevant tax benefits has been realized. To date, there have been no interest or penalties charged to the Company related to income taxes.

The Company and each of its PRC subsidiaries file income tax returns in the United States and the PRC, respectively. Due to the existence of tax attribute carryforwards (which are currently offset by a full valuation allowance), all of the Company’s tax returns since 2005 are open to examination by the taxing authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000 ($15,000). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. In the US, the Company is no longer subject to income tax examinations by authorities for years ended on or before December 31, 2021 except for certain states where the open periods are one year longer.

17.      FAIR VALUE MEASUREMENTS

Financial instruments of the Company primarily consist of cash and cash equivalents, investment in equity securities, accounts receivable, prepaid expenses and other, long-term investments, accounts payable, accrued and other current liabilities, convertible notes due to a related party, short term borrowings and current portion of long term borrowing. As of December 31, 2025 and December 31, 2024, the carrying amount of cash and cash equivalents, accounts receivable, prepaid expenses and other, accounts payable and accrued and other current liabilities are carried at cost which approximates their fair values due to the short-term nature of the instruments, the carrying amount of current portion of long term borrowing approximates its fair value as interest rate is comparable to the prevailing interest rate in the market.

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

The following tables present the Company’s financial assets and financial liabilities accounted for at fair value on a recurring basis as of December 31, 2025 and 2024, by level within the fair value hierarchy:

(In thousands)	Fair Value at
Description	December 31, 2025	Level 1	Level 2	Level 3
Debt securities measured at fair value:
Convertible note	$4,243	$—	$—	$4,243

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at
Description	December 31, 2025	Valuation Techniques	Unobservable Input	Average/Median
Convertible note measured at fair value	$4,243	Binomial Tree Model	Volatility	98%

(In thousands)	Fair Value at
Description	December 31, 2024	Level 1	Level 2	Level 3
Investment in equity securities, at fair value:	$
Investment in ordinary shares	$2,557	$2,557	$—	$—
Investment in warrants - Designated as investment measured at FVTPL	$66	$—	$66	$—

The Company has a convertible note measured at fair value, with changes in fair value reported in the consolidated statement of operations and comprehensive loss each reporting period using Level 3 input (see Note 18).

The Company used to have an equity investment in the ordinary share of a publicly traded company. The Company’s investments in these equity securities are carried at their estimated fair value, with changes in fair value reported in the consolidated statement of operations and comprehensive loss each reporting period (see Note 3). The fair value of the ordinary share is based on quoted market price for the investees’ ordinary share, a Level 1 input.

The Company used to have an equity investment in the warrants of a publicly traded company. The Company’s investment is carried at its estimated fair value, with changes in fair value reported in the consolidated statement of operations and comprehensive loss each reporting period (see Note 3). The fair value of the warrants was measured using observable market-based inputs other than quoted prices in active markets for identical assets, level 2 inputs. The Company uses the Black-Scholes-Merton valuation model to estimate the fair value of warrants.

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

18.      RELATED PARTY TRANSACTIONS

Convertible Note Financing

In December 2025, the Company entered into convertible note purchase agreement (the “Purchase Agreement”) with ETP Global III Fund LP (“ETP Global III”), a partnership controlled by Dr. Wei-Wu He, the Company’s director of the board, pursuant to which the Company will issue and sell convertible notes in an aggregate principal amount of US $20 million to ETP Global III through a private placement. The sale of the convertible notes will be in tranches and subject to multiple closings with certain closing conditions.

Each convertible note issued pursuant to the Purchase Agreement will mature in 36 months, bearing interest of 12% per annum from the issuance date. Upon maturity, each note may, at the Company’s option, be convertible into ordinary shares of the Company, par value US $0.0001 per share (the “Shares”), at a conversion price of the volume weighted average closing price of the Company’s

Shares during the five consecutive trading days immediately preceding the maturity date. ETP Global III also has the right to convert each note into Shares at any time from and including the 91st day after the issuance thereof to and including the maturity date at a conversion price of the volume weighted average closing price of the Company’s Shares during the five consecutive trading days immediately preceding the date of conversion notice by the Purchaser. In no event shall the conversion price be higher than US $2 per ordinary Share or lower than US $1 per Share.

The Company elected fair value option to measure the convertible notes. The changes in fair value due to the instrument-specific credit risk are recognized to other comprehensive income/(loss) and all other changes in fair value are recognized in changes in fair value of convertible notes on the consolidated statements of operations and comprehensive loss, if any.

On December 30, 2025, the Company completed the issuance of the first tranche of the US$20 million convertible note financing. A convertible note with a principal amount of US$5 million has been issued to ETP Global III. The fair value at the closing date was $4.24 million. The difference between the fair value at the closing date and cash collected, which was $0.76 million, was included in the additional paid-in capital.

The provision related to the convertible note includes certain financial and non-financial covenants, including certain cross default clause. As of December 31, 2025, the Company failed to satisfy certain financial covenants associated with a Long term borrowing (see Note 11), which constituted an event of default under the terms of the convertible note, therefore, ETP Global III has the right to request immediate repayment of all of the outstanding balances. The Company classified the balance of the convertible note to current liability.

On January 9, 2026, February 20, 2026, and April 17, 2026, the Company completed the issuance of the second, third and fourth tranche convertible note with a principal amount of US$5 million each, to ETP Global III.

ATM Financing

In September 2025, Huiying Memorial Foundation purchased 230,000 ordinary shares from the ATM offering with total consideration of US$0.5 million. Huiying Memorial Foundation is a 501(c)(3) private family foundation and Dr. He is a member of the board of trustees and an officer of the Huiying Memorial Foundation.

In September 2025, Panacea Venture Healthcare Fund II, L.P. purchased 1,500,000 ordinary shares from the ATM offering with a total consideration of US$2.3 million. James Huang, one of the Company’s board of directors, is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P.

Transaction with PAT

In May 2022, the Company entered into a Sublicense Agreement (the “Sublicense Agreement”) with PAT, a company established under the laws of China, pursuant to which the Company granted PAT an exclusive (subject to the commercialization and co-marketing rights), perpetual, worldwide license, with the right to freely grant further sublicenses subject to terms and conditions in the Sublicense Agreement, for the investigational anti-CD38 monoclonal antibody TSK011010 licensed and controlled by the Company from Black Belt Therapeutics Limited, in the treatment, prevention and diagnosis of autoimmune diseases, conditions and disorders in humans. Pursuant to the Sublicense Agreement, PAT shall make an upfront payment of $10,000,000 equivalent in two equal instalments upon completion of its first and second financing, respectively, plus potential future payments or reimbursement of development and sales milestones and royalties to the Company. The Company received the first installment in the amount of $5.0 million in 2022 and recognized it as sublicense revenue. The second financing has not occurred until December 31, 2025.

In the fourth quarter of 2023, the Company reached an alignment with PAT that PAT should reimburse the Company for an amount of US$4.4 million for certain labor cost and certain pre-clinical and clinical service incurred in previous years, the Company recognized this amount in other operating income. The Company received US$3.9 million in 2023 and the remaining balance in amount of US$0.5 million included in receivable from a related party has been collected in January 2024.

Transaction with ETP Fund

In April 2025, the Company entered into an Equity Transfer Agreement with PAT and Wuxi Zhihe Daukang Phase II Venture Capital Partnership (Limited Partnership), an investor of PAT, of which Dr. Wei-Wu He, our then Chairman and CEO is a general partner (“ETP fund”), to acquire all of the equity interest in PAT owned by ETP fund at an aggregate consideration of RMB28.4 million (being ETP’s original investment amount) plus certain investment returns thereof calculated based on a 15% simple rate of interest per annum from the date of investment through the date of payment. See Note 3 — INVESTMENT IN EQUITY SECURITIES, AT FAIR VALUE AND LONG-TERM INVESTMENTS — Investment in Precision Autoimmune Therapeutics Co., Ltd.

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

19.      COMMITMENTS AND CONTINGENCIES

In conjunction with the Cleave assignment agreement entered into on July 18, 2023 (see Note 1), the Company is responsible for certain milestone and royalty payments. As of December 31, 2025, no milestones have been achieved.

In conjunction with the BioInvent agreement entered into during 2020 (see Note 1), the Company is responsible for certain milestone and royalty payments. As of December 31, 2025, no milestones have been achieved.

In conjunction with the Black Belt agreement entered into during 2019 (see Note 1), the Company is responsible for certain milestone and royalty payments. In June 2021, the Company achieved the First-Patient-In (FPI) in the Phase 1 dose escalation and expansion study of CID-103, and made $750,000 milestone payment in June 2021 and 250,000 euros ($305,000) in August 2021. As of December 31, 2025, no other milestones have been achieved.

In conjunction with the Pharmathen agreement entered into during 2019 (see Note 1), the Company is responsible for one remaining milestone payment. In January 2023, the Company and Pharmathen terminated this exclusive distribution license by entering into a termination agreement, and the Company has no further obligation for milestone payment.

In conjunction with the Acrotech binding term sheet entered into in April 2026 (see Note 1), the Company shall pay Acrotech $250,000 per year for five years (the total additional consideration is $1,250,000) as additional consideration for the sales of generic melphalan in Mainland China.

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

20.      RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders. As of December 31, 2025, the Group had restricted net assets in the amount of $1.0 million.

21. SUBSEQUENT EVENTS

On January 7, 2026, the Company’s board of directors received from Dr. Wei-Wu He, one of the Company’s board of directors, a preliminary non-binding proposal, which was further amended by an updated preliminary non-binding proposal dated January 9, 2026 (the "Proposal"), to acquire all of the outstanding ordinary shares, par value US$0.0001 per share, of the Company (the "Ordinary Shares"), that are not already beneficially owned by Dr. He for a proposed purchase price of US$1.15 per Ordinary Share. The proposed price represents a 30% premium to the average closing price during the last 30 trading days. As of the date of this report, no decisions have been made with respect to the Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal, or any other similar transaction will be approved or consummated.

On February 23, 2026, the Company was notified by Nasdaq that the Nasdaq Hearings Panel had determined to delist its ordinary shares from the Nasdaq Stock Market. On February 25, 2026, Nasdaq notified the SEC of its intention to remove the Company’s Ordinary Shares from listing and registration on Nasdaq, effective February 26, 2026. The Company’s ordinary shares started to trade on OTCQB market under the ticker “CASIF” on April 14, 2026.

22.       CONDENSED FINANCIAL INFORMATION OF REGISTRANT

a) Condensed Balance Sheets (In thousands)

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$1,482	$9,162
Investment in equity securities, at fair value	—	2,623
Accounts receivable, net	2,844	15,234
Inventories	—	5,231
Prepaid expenses and other	446	1,065
Total current assets	4,772	33,315

Intercompany receivables	779	779
Property, plant and equipment, net	12	16
Long-term investments	1,716	1,716
Investment in subsidiaries	—	635
Total assets	$7,279	$36,461

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$1,065	$2,650
Accrued and other current liabilities	8,326	4,183
Convertible notes due to a related party	4,243	—
Intercompany payables	4,615	15,956
Total current liabilities	18,249	22,789

Other liabilities	11,821	11,821
Provision of excess loss in subsidiaries	14,491	—
Total liabilities	44,561	34,610

Shareholders’ (deficit) equity:
Ordinary shares	2	2
Additional paid-in capital	722,238	713,302
Treasury shares	(9,604)	(9,604)
Accumulated other comprehensive loss	(1,785)	(1,774)
Accumulated deficit	(748,133)	(700,075)
Total shareholders’ (deficit) equity	(37,282)	1,851
Total liabilities and shareholders' (deficit) equity	$7,279	$36,461

b) Condensed Statements of Operations and Comprehensive Loss (In thousands)

	Years ended December 31,
	2025	2024	2023
Revenues	18,718	28,537	33,879

Costs of revenues	(8,734)	(17,391)	(13,827)

Gross Profit	9,984	11,146	20,052

Operating expenses:
Intercompany expenses	(13,454)	(27,837)	(4,869)
Other operating expenses	(24,153)	(18,413)	(17,328)
Total operating expenses	(37,607)	(46,250)	(22,197)

Loss from operations	(27,623)	(35,104)	(2,145)

Non-operating income (expense):
Share of loss of subsidiaries	(20,364)	(6,487)	(23,801)
Other non-operating income (expenses)	(71)	2,333	2,289
Loss before income tax expense	(48,058)	(39,258)	(23,657)
Income tax expense	—	—	—
Net loss	(48,058)	(39,258)	(23,657)

c) Condensed Statements of Cash Flows (In thousands)

	Years Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$(20,537)	$(23,437)	$5,574

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of equity securities	2,604	467	—
Proceeds from sale of intangible assets	—	500	—
Proceeds from extinguishment of investment in a convertible loan	—	—	1,000
Purchases of property, plant and equipment	—	—	(13)
Purchases of intangible asset	—	—	(2,000)
Investment in subsidiaries	—	—	(1,000)
Net cash provided by (used in) investing activities	2,604	967	(2,013)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary share	—	—	(278)
Payment of share issuance costs	(681)	(960)	—
Proceeds from issuance of convertible notes	5,000	—	—
Proceeds from issuance of ordinary shares	5,878	15,000	—
Proceeds from exercise of share options	56	2,112	109
Net cash provided by (used in) provided by financing activities	10,253	16,152	(169)

Net increase (decrease) in cash and cash equivalents	(7,680)	(6,318)	3,392
Cash and cash equivalents at beginning of year	9,162	15,480	12,088
Cash and cash equivalents at end of year	$1,482	$9,162	$15,480

Note: For the presentation of the condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries” and the subsidiaries loss as “Share of loss of subsidiaries” on the condensed statements of operations and comprehensive loss. The condensed financial information should be read in conjunction with the Company’s consolidated financial statements. As of December 31, 2025 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those, which have been separately disclosed in the consolidated financial statements.